UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 23, 2021

Griffin-American Healthcare REIT III, Inc.

(Exact name of registrant as specified in its charter)

Maryland	000-55434	46-1749436
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18191 Von Karman Avenue, Suite 300 Irvine, California		92612
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (949) 270-9200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Merger

On June 23, 2021, Griffin-American Healthcare REIT III, Inc., a Maryland corporation (“GAHR III”), its subsidiary Griffin-American Healthcare REIT III Holdings, LP, a Delaware limited partnership (“GAHR III Operating Partnership”), and Griffin-American Healthcare REIT IV, Inc., a Maryland corporation (“GAHR IV”), its subsidiary Griffin-American Healthcare REIT IV Holdings, LP, a Delaware limited partnership (“GAHR IV Operating Partnership”), and Continental Merger Sub, LLC, a Maryland limited liability company and a newly formed wholly owned subsidiary of GAHR IV (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, (i) GAHR III will be merged with and into Merger Sub, with Merger Sub being the surviving company (the “REIT Merger”), and (ii) GAHR IV Operating Partnership will be merged with and into GAHR III Operating Partnership, with GAHR III Operating Partnership being the surviving partnership and being renamed “American Healthcare REIT Holdings, LP” (the “Partnership Merger” and, together with the REIT Merger, the “Merger”).

At the effective time of the REIT Merger, each issued and outstanding share of GAHR III’s common stock, $0.01 par value per share, will be converted into the right to receive 0.9266 of a share of GAHR IV’s Class I common stock, $0.01 par value per share (“GAHR IV Class I Common Stock”). We refer to this as the “Merger Exchange Ratio” for purposes of this Current Report on Form 8-K.

At the effective time of the Partnership Merger, (i) each unit of limited partnership interest in GAHR III Operating Partnership (“GAHR III OP Units”) outstanding as of immediately prior to the effective time of the Partnership Merger will be converted automatically into the right to receive 0.9266 of a “Partnership Class I Unit” (as defined in the agreement of limited partnership of the surviving partnership (the “GAHR III OP Partnership Agreement”)), and (ii) each unit of limited partnership interest in GAHR IV Operating Partnership outstanding as of immediately prior to the effective time of the Partnership Merger will be converted automatically into the right to receive one unit of limited partnership interest of the surviving partnership of like class.

Following the Merger, GAHR IV (as combined with GAHR III, the “Combined Company”) will be named “American Healthcare REIT, Inc.” The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement contains customary covenants of the parties, including “no shop” covenants prohibiting GAHR III, its subsidiaries and representatives, and prohibiting GAHR IV, its subsidiaries and representatives, from soliciting, providing information or entering into discussions concerning proposals during the pre-closing period relating to alternative business combination transactions, subject to certain limited exceptions. The Merger Agreement also provides that prior to the approval by GAHR III stockholders of the REIT Merger, the special committee of the board of directors of GAHR III, on behalf of the board of directors of GAHR III, may in certain circumstances make a GAHR III Adverse Recommendation Change (as defined in the Merger Agreement), subject to complying with certain conditions set forth in the Merger Agreement, and that prior to the approval by GAHR IV stockholders of the REIT Merger, the special committee of the board of directors of GAHR IV, on behalf of the board of directors of GAHR IV, may in certain circumstances make a GAHR IV Adverse Recommendation Change (as defined in the Merger Agreement), subject to complying with certain conditions set forth in the Merger Agreement.

Immediately following the effective time of the REIT Merger, the board of directors of the Combined Company is expected to have nine members, consisting of (i) Harold H. Greene, J. Grayson Sanders and Gerald W. Robinson, all of whom are currently independent directors on GAHR III’s board of directors, (ii) Jeffrey T. Hanson, Brian J. Flornes, Dianne Hurley and Wilbur H. Smith III, all of whom are currently members of GAHR IV’s board of directors, (iii) Danny Prosky, the President and Chief Operating Officer of both GAHR III and GAHR IV and a current member of GAHR III’s board of directors, and (iv) Mathieu B. Streiff, the Executive Vice President, General Counsel of both GAHR III and GAHR IV. Each of these directors would serve until the next annual meeting of the stockholders of the Combined Company (and until their successors are duly elected and qualify).

The Merger Agreement may be terminated under certain circumstances, including by either GAHR III or GAHR IV (in each case, with the prior approval of the special committee of their respective board of directors) (i) if the REIT Merger has not been consummated on or before 11:59 p.m. New York time on March 23, 2022; (ii) if a final, non-appealable order is entered permanently restraining or otherwise prohibiting the Merger; (iii) if the approval of the Merger by the stockholders of GAHR III or GAHR IV is not obtained; (iv) if the approval of an amendment to the charter of GAHR III to eliminate limitations on “roll-up transactions” (the “GAHR III Merger-Related Charter Amendment”) is not obtained from the stockholders of GAHR III; (v) if the approval of an amendment to the charter of GAHR IV to eliminate suitability requirements in order to become a stockholder and to eliminate limitations on the payment of an internalization fee (the “GAHR IV Merger-Related Charter Amendment”) is not obtained from the stockholders of GAHR IV; or (vi) upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied.

In addition, GAHR III may terminate the Merger Agreement (i) if GAHR III has accepted a Superior Proposal (as defined in the Merger Agreement) at any time prior to receipt by GAHR III of approval from its stockholders of the Merger and the GAHR III Merger-Related Charter Amendment; (ii) upon a GAHR IV Adverse Recommendation Change; or (iii) upon GAHR IV’s material violation of its “no shop” provisions in the Merger Agreement. GAHR IV may terminate the Merger Agreement (i) if GAHR IV has accepted a Superior Proposal at any time prior to receipt by GAHR IV of approval from its stockholders of the Merger and of the GAHR IV Merger-Related Charter Amendment; (ii) upon a GAHR III Adverse Recommendation Change; or (iii) upon GAHR III’s material violation of its “no shop” provisions in the Merger Agreement.

If the Merger Agreement is terminated in connection with GAHR III’s acceptance of a Superior Proposal or due to GAHR III making a GAHR III Adverse Recommendation Change, then GAHR III must pay to GAHR IV a termination fee of $50,654,000 and reimburse up to $4,000,000 of documented expenses incurred by GAHR IV in connection with the proposed Merger. If the Merger Agreement is terminated in connection with GAHR IV’s acceptance of a Superior Proposal or due to GAHR IV making a GAHR IV Adverse Recommendation Change, then GAHR IV must pay to GAHR III a termination fee of $23,028,000 and reimburse up to $4,000,000 of documented expenses incurred by GAHR III in connection with the proposed Merger. Furthermore, under the Contribution Agreement (which is described below), if GAHR III’s stockholders do not approve the Merger, then GAHR III’s external advisor will (prior to the consummation of the transactions contemplated by the Contribution Agreement) reimburse GAHR III for its costs associated with the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain representations and warranties made by the parties thereto. These representations and warranties of the parties contained in the Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by the parties upon entering into the Merger Agreement. Moreover, these representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to GAHR III’s and GAHR IV’s stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the Merger Agreement and the closing of the Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party. Unless needed for REIT tax-qualification purposes, distributions by GAHR III in excess of an annualized rate of $0.20 per share will require GAHR IV’s consent and distributions by GAHR IV in excess of an annualized rate of $0.40 per share will require GAHR III’s consent.

The obligation of each party to consummate the Merger is subject to a number of conditions, including receipt by each party of the stockholder approvals described above, delivery of certain documents and consents, the accuracy of the representations and warranties of the parties (subject to the standards contained in the Merger Agreement), the effectiveness of a registration statement on Form S-4 to be filed by GAHR IV to register the shares of the GAHR IV Class I Common Stock to be issued to GAHR III stockholders as consideration in the REIT Merger and the absence of certain material adverse effects with respect to either GAHR III or GAHR IV.

Each of GAHR III and GAHR IV will convene a meeting of their stockholders to approve, among other things, the Merger pursuant to the Merger Agreement and the respective merger-related charter amendments described above. GAHR III and GAHR IV expect that these meetings will take place in the third or fourth quarter of 2021 following effectiveness with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 filed by GAHR IV containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV. If approved by GAHR III’s and GAHR IV’s stockholders and if all other conditions to the Merger are satisfied, then GAHR III and GAHR IV anticipate that the Merger would occur shortly thereafter and immediately following the consummation of the “AHI Acquisition” outlined below. However, the Merger is not subject to the consummation of the AHI Acquisition, such that the Merger may occur even if the AHI Acquisition does not.

AHI Acquisition

Also on June 23, 2021, GAHR III, GAHR III Operating Partnership, Griffin Capital Company, LLC (“Griffin”), American Healthcare Investors, LLC (“AHI” and together with Griffin, the “Sponsors” and each a “Sponsor”), Platform Healthcare Investor T-II, LLC, Flaherty Trust, Mr. Hanson, Mr. Prosky and Mr. Streiff (Messrs. Hanson, Prosky and Streiff, collectively, the “AHI Principals”) entered into a Contribution Agreement (the “Contribution Agreement”). Following the consummation of the transactions contemplated thereby, GAHR III Operating Partnership intends to employ all of AHI’s workforce, which is currently responsible for the management and day-to-day real-estate and accounting operations of GAHR III and GAHR IV, and GAHR III will thereupon become self-managed. We refer to this transaction as the “AHI Acquisition” for purposes of this Current Report on Form 8-K.

Pursuant to the Contribution Agreement, AHI has agreed to contribute substantially all of its business and operations to GAHR III Operating Partnership, including its current interest in GAHR III’s and GAHR IV’s external advisor entities, and Griffin has agreed to contribute its current ownership interest in GAHR III’s and GAHR IV’s external advisor entities, to GAHR III Operating Partnership. In exchange for these contributions, GAHR III Operating Partnership will issue GAHR III OP Units to Griffin-American Strategic Holdings, LLC (“HoldCo”), which is a Delaware limited liability company and will be a wholly owned subsidiary of the Sponsors. Subject to working capital and other customary adjustments, the total approximate value of these GAHR III OP Units at the time of consummation of the transactions contemplated by the Contribution Agreement will be approximately $134,689,000, with a reference value for purposes thereof of $8.71 per unit, such that we anticipate issuing approximately 15,463,683 GAHR III OP Units as consideration. We refer to this as the “Closing Date Consideration” for purposes of this Current Report on Form 8-K.

In addition to the Closing Date Consideration, GAHR III may in the future pay cash “earnout” consideration to AHI based on the fees that GAHR III may earn from its potential sponsorship of, and investment advisory services rendered to, American Healthcare RE Fund, L.P., a healthcare-related, real-estate-focused, private investment fund currently under consideration by AHI. We refer to this as the “Earnout Consideration” for purposes of this Current Report on Form 8-K. The Earnout Consideration is uncapped in amount and, if ever payable by GAHR III to AHI, will be due on the seventh anniversary of the closing of the AHI Acquisition (subject to acceleration in certain events, including if GAHR III achieves certain fee-generation milestones from its sponsorship of the private investment fund). AHI’s ability to receive the Earnout Consideration is also subject to vesting conditions relating to the private investment fund’s deployed equity capital and the continuous employment of at least two of the AHI Principals throughout the vesting period.

The Contribution Agreement may be terminated under certain circumstances, including by either GAHR III (acting through the special committee of its board of directors) or the Sponsors if (i) a law is enacted or an order is issued that prohibits the consummation of the AHI Acquisition; (ii) the AHI Acquisition has not been consummated on or before March 23, 2022; (iii) the board of directors of GAHR III changes its recommendation in favor of charter amendments to remove an existing prohibition on GAHR III’s payment of internalization fees and to remove a requirement that GAHR III obtain an appraisal in connection with any acquisition of assets by it of assets from affiliates (the “AHI Acquisition-Related Charter Amendment”); or (iv) there is an uncured breach of the representations, warranties, covenants or obligations by the other that would cause the closing conditions in the Contribution Agreement not to be satisfied. In addition, the Sponsors may terminate the Contribution Agreement if GAHR III, without the consent of the Sponsors, agrees to reduce the Merger Exchange Ratio without fully compensating the Sponsors for that reduction. There is no termination fee payable by either party in connection with a termination of the Contribution Agreement.

The Contribution Agreement contains certain representations and warranties made by the parties thereto. These representations and warranties are subject to certain qualifications and limitations, including disclosures set forth in confidential disclosure letters delivered by the parties to each other upon entering into the Contribution Agreement. Moreover, certain representations and warranties are subject to a contractual standard of materiality that may be different from what GAHR III’s stockholders may view as material. The parties must indemnify each other if they breach any of these representations and warranties or other obligations in the Contribution Agreement, subject to customary limitations thereon (including survival periods and “baskets” and “caps” on indemnification obligations relating to breaches of representations and warranties).

The parties have agreed to limits on the conduct of their businesses between the signing of the Contribution Agreement and the closing of the AHI Acquisition. Generally, transactions that are not in the ordinary course of business require the consent of the other party.

The obligation of the parties to consummate the AHI Acquisition is subject to a number of conditions, including (i) the expiration (or termination) of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) receipt by GAHR III of approval from its stockholders of the AHI Acquisition-Related Charter Amendment; (iii) the AHI Principals and a minimum number of other key AHI personnel agreeing to continue their employment with GAHR III immediately following the closing of the AHI Acquisition; (iv) that GAHR III not (without the consent of the Sponsors) agree to reduce the Merger Exchange Ratio without fully compensating the Sponsors for that reduction; (v) that all of the closing conditions in the Merger Agreement have been satisfied or waived, and that the Merger Agreement has not terminated; (vi) delivery of certain documents and consents; (vii) the accuracy of the parties’ representations and warranties (subject to the materiality standards contained in the Contribution Agreement); and (viii) the absence of certain material adverse changes with respect to GAHR III and the business that GAHR III is purchasing from the Sponsors. Except for the foregoing closing condition (and associated termination right) relating to reductions in the Merger Exchange Ratio, the Sponsors do not have any consent right over amendments or modifications to the Merger Agreement.

The GAHR III OP Units to be issued in the AHI Acquisition will be subject to limitations on redemption and transfer until the earliest to occur of (i) the second anniversary of the consummation of the AHI Acquisition; (ii) a change in control of GAHR III (other than the Merger) or, following the Merger, a change in control of GAHR IV; or (iii) the listing of GAHR III’s shares of common stock on a national securities exchange or, following the Merger, the listing of GAHR IV’s shares of common stock on a national securities exchange (a “Listing Event”). We refer to this period as the “Lock-Up Period” for purposes of this Current Report on Form 8-K. Generally, 25.0% of the GAHR III OP Units to be issued in the AHI Acquisition can be redeemed for cash if a Listing Event has not occurred within three years of the consummation of the AHI Acquisition and another 25.0% of the GAHR III OP Units to be issued in the AHI Acquisition can be redeemed for cash if a Listing Event has not occurred within five years of the consummation of the AHI Acquisition, but in each case only if a cash redemption at that time will not have a material adverse effect on GAHR III or GAHR III Operating Partnership. AHI Principals and Griffin will waive the aforementioned rights related to their GAHR III OP Units, provided two of the three AHI Principals have not ceased to be employed by GAHR III (or GAHR IV following the Merger) due to a termination without cause or have not resigned with good reason.

In general, until the earliest to occur of (i) the AHI Principals ceasing to hold at least 50% of the GAHR III OP Units issued as consideration in the AHI Acquisition; (ii) any two or more AHI Principals ceasing to be employed by GAHR III or its subsidiaries (or their respective successors in interest) as executive officers; or (iii) the listing of the common stock of GAHR III (or GAHR IV following the Merger) on a national securities exchange, the board of directors of GAHR III (or GAHR IV following the Merger) will nominate at least three individuals selected by the AHI Principals and approved by the applicable board of directors, to the board of directors of GAHR III (or GAHR IV following the Merger).

Furthermore, prior to the consummation of the AHI Acquisition, a subsidiary of HoldCo, which after the consummation of the AHI Acquisition will be controlled by a wholly owned subsidiary of GAHR III, will deliver offer letters to certain employees of AHI for such employees to continue to provide services to GAHR III (or GAHR IV following the Merger), effective upon the consummation of the AHI Acquisition. In addition, GAHR III approved an equity incentive pool, whereby within 30 days of the consummation of the AHI Acquisition, GAHR III will issue 344,432 restricted shares of its common stock, or if the Merger occurs prior to that date, GAHR IV will issue 319,149 restricted shares of its Class I common stock. Each issuance will be determined in the sole discretion of the applicable board of directors (or duly authorized committee thereof).

In addition, at the consummation of the AHI Acquisition, GAHR III and GAHR III Operating Partnership intend to enter into a registration rights agreement with HoldCo (the “Registration Rights Agreement”), pursuant to which, subject to certain limitations therein, as promptly as practicable following the later of the expiration of the Lock-Up Period and the date on which GAHR III is eligible to file a registration statement (but in any event no later than 180 days after such date), GAHR III would be required to file a shelf registration statement with the SEC under the Securities Act of 1933, as amended, covering the resale of the shares of GAHR III’s common stock (or GAHR IV Class I Common Stock following the Merger) issued or issuable in redemption of the GAHR III OP Units that GAHR III Operating Partnership will issue as consideration in the AHI Acquisition. The Registration Rights Agreement would also grant HoldCo (or any successor holder of such shares) demand rights to request additional registration statement filings as well as “piggyback” registration rights, in each case on or after the expiration of the Lock-Up Period.

As noted under the section captioned “Merger” above, GAHR III and GAHR IV each expect to convene a meeting of their stockholders to approve the Merger pursuant to the Merger Agreement and other items related to the Merger during the third or fourth quarter of 2021. At this GAHR III stockholders’ meeting, GAHR III will also propose that its stockholders approve the AHI Acquisition-Related Charter Amendment described above. If GAHR III’s stockholders approve the AHI Acquisition-Related Charter Amendment and if all other conditions to the AHI Acquisition are satisfied, then GAHR III anticipates that the AHI Acquisition would be consummated shortly thereafter and immediately prior to the consummation of the Merger. The parties to the Contribution Agreement may elect to proceed with the AHI Acquisition even if the Merger is not consummated.

The foregoing descriptions of the Merger Agreement and the Contribution Agreement are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which agreements are attached hereto as Exhibits 2.1 and 2.2, respectively, and which are incorporated herein by reference. Copies of these agreements have been attached as exhibits to provide stockholders with information regarding their terms, and are not intended to provide any factual information about the parties thereto, the Merger or the business that GAHR III is purchasing from the Sponsors. The representations, warranties and covenants contained in the Merger Agreement and the Contribution Agreement have been made solely for the benefit of the parties thereto and are not intended as statements of fact to be relied upon by GAHR III’s or GAHR IV’s stockholders, but rather as a way of allocating the risk between the parties to these agreements in the event the statements therein prove to be inaccurate. Statements made in the Merger Agreement and the Contribution Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of them, which disclosures are not reflected in the agreements included as exhibits hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of GAHR III, GAHR IV or of the business that GAHR III is purchasing from the Sponsors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and the Contribution Agreement, which subsequent information may or may not be fully reflected in GAHR III’s public disclosures. GAHR III acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Item 7.01	Regulation FD Disclosure.

On June 24, 2021, GAHR III and GAHR IV issued a joint press release announcing the Merger pursuant to the Merger Agreement as well as the AHI Acquisition pursuant to the Contribution Agreement, both as described in detail in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein solely for purposes of this Item 7.01 disclosure.

In addition, on June 24, 2021, GAHR III posted to its website (www.healthcarereit3.com) an investor presentation prepared by GAHR III and GAHR IV containing certain information related to the Merger. A copy of the investor presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

The information furnished under this Item 7.01 of this Current Report on Form 8-K, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events.

Waiver of Subordination of Asset Management Fees

The advisory agreement by and among GAHR III, the GAHR III Operating Partnership and Griffin-American Healthcare REIT III Advisor, LLC (the “GAHR III Advisor”) dated as of February 26, 2014 (the “GAHR III Advisory Agreement”) provides that the GAHR III Advisor or its affiliates shall receive, for services rendered in connection with the management of GAHR III’s assets, a monthly asset management fee payable by GAHR III; provided, however, that GAHR III’s obligation to pay the asset management fee is subject to the GAHR III stockholders receiving distributions in an amount equal to 5.0% per annum, cumulative, non-compounded, of their invested capital (the “Asset Management Fee Hurdle”). On June 23, 2021, the parties to the GAHR III Advisory Agreement entered into a Mutual Consent Regarding Waiver of Subordination of Asset Management Fees (the “Mutual Consent”), pursuant to which, for the period from the date of the Mutual Consent until the earlier to occur of (i) the closing of the Merger, or (ii) the termination of the Merger Agreement, the parties waived the requirement for the GAHR III stockholders to have received the Asset Management Fee Hurdle before GAHR III is obligated to pay the asset management fee to the GAHR III Advisor.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the Merger, GAHR IV will file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV, and other related documents. The Joint Proxy Statement/Prospectus will contain important information about the Merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III’s and GAHR IV’s websites at www.healthcarereit3.com and www.healthcarereitiv.com, respectively.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

GAHR III and GAHR IV, their respective directors and officers, and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding GAHR III’s directors and executive officers can be found in GAHR III’s 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV’s directors and executive officers can be found in GAHR IV’s 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the Merger if and when they become available. These documents are available free of charge on the SEC’s website and from GAHR III or GAHR IV, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; GAHR III can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from GAHR III’s expectations include, but are not limited to, the risk that the Merger and the AHI Acquisition will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Contribution Agreement; the inability of GAHR III or GAHR IV to obtain the approval of the Merger or charter amendments described above from its stockholders or the failure to satisfy the other conditions to completion of the Merger or the AHI Acquisition; risks related to disruption of management’s attention from the ongoing business operations due to the Merger and AHI Acquisition; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of GAHR III or GAHR IV; and other factors, including those set forth in the Risk Factors section of GAHR III’s most recent Annual Report on Form 10-K for the year ended December 31, 2020, as updated by GAHR III’s subsequent Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC, and other reports filed by GAHR III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. GAHR III undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated June 23, 2021, by and among Griffin-American Healthcare REIT IV, Inc., Griffin-American Healthcare REIT IV Holdings, LP, Continental Merger Sub, LLC, Griffin-American Healthcare REIT III, Inc. and Griffin-American Healthcare REIT III Holdings, LP.*

2.2	Contribution Agreement, dated June 23, 2021, by and among Griffin-American Healthcare REIT III, Inc., Griffin-American Healthcare REIT III Holdings, LP, Griffin Capital Company, LLC, American Healthcare Investors, LLC, Platform Healthcare Investor T-II, LLC, Flaherty Trust, Jeffrey T. Hanson, Danny Prosky and Mathieu B. Streiff.*

99.1	Joint Press Release, dated June 24, 2021.

99.2	Investor Presentation, dated June 24, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. GAHR III agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Griffin-American Healthcare REIT III, Inc.

June 24, 2021	By:	/s/ Jeffrey T. Hanson
Name: Jeffrey T. Hanson
Title: Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.,

GRIFFIN-AMERICAN HEALTHCARE REIT IV HOLDINGS, LP,

CONTINENTAL MERGER SUB, LLC,

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

AND

GRIFFIN-AMERICAN HEALTHCARE REIT III HOLDINGS, LP

DATED AS OF JUNE 23, 2021

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 23, 2021 (this “Agreement”), is made and entered into by and among Griffin-American Healthcare REIT IV, Inc., a Maryland corporation (“GAHR IV”), Griffin-American Healthcare REIT IV Holdings, LP, a Delaware limited partnership and the operating partnership of GAHR IV (“GAHR IV Operating Partnership”), Continental Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of GAHR IV (“Merger Sub”), Griffin-American Healthcare REIT III, Inc., a Maryland corporation (“GAHR III”) and Griffin-American Healthcare REIT III Holdings, LP, a Delaware limited partnership and the operating partnership of GAHR III (“GAHR III Operating Partnership”). Each of GAHR IV, GAHR IV Operating Partnership, Merger Sub, GAHR III and GAHR III Operating Partnership is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article I.

WHEREAS, the Parties wish to effect a business combination in which (i) GAHR III will be merged with and into Merger Sub (the “REIT Merger”), with Merger Sub being the surviving company, and each share of GAHR III Common Stock (as defined herein) issued and outstanding immediately prior to the REIT Merger Effective Time (as defined herein) will be converted into the right to receive the REIT Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (“MLLCA”), and (ii) immediately following the REIT Merger, GAHR IV Operating Partnership will be merged with and into GAHR III Operating Partnership (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”), with GAHR III Operating Partnership being the surviving entity, and each GAHR III OP Unit (as defined herein) and each GAHR IV OP Unit (as defined herein) issued and outstanding immediately prior to the Partnership Merger Effective Time (as defined herein) will be converted into the right to receive the Partnership Merger Consideration (as defined herein) therefor, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”);

WHEREAS, prior to the execution and delivery of this Agreement, GAHR III Operating Partnership entered into a contribution and exchange agreement (the “Contribution Agreement”) pursuant to which, among other things, GAHR III has agreed to acquire a newly formed entity that owns all of the equity interests in (i) Griffin-American Healthcare REIT III Advisor, LLC, a Delaware limited liability company and the external advisor of GAHR III (“GAHR III Advisor”), and (ii) Griffin-American Healthcare REIT IV Advisor, LLC, a Delaware limited liability company and the external advisor of GAHR IV (“GAHR IV Advisor”), such that GAHR III will become self-managed and GAHR IV will become indirectly managed by GAHR III (the “AHI Platform Acquisition”);

WHEREAS, concurrently with the execution and delivery of this Agreement, GAHR IV, GAHR IV Operating Partnership and GAHR IV Advisor entered into an amendment to the Advisory Agreement dated February 16, 2016 (the “Amended GAHR IV Advisory Agreement”) providing for, among other things, the waiver of acquisition fees in connection with the Mergers;

WHEREAS, the Parties have conditioned the REIT Merger on approval by the stockholders of GAHR III of an amendment of the charter of GAHR III to delete Article XV of the charter of GAHR III in order to eliminate the limitations on “roll-up transactions” (the “GAHR III Charter Amendment”), as provided for in the form attached hereto as Exhibit A;

WHEREAS, the Parties have conditioned the REIT Merger on approval by the stockholders of GAHR IV of an amendment of the charter of GAHR IV, substantially in the form attached hereto as Exhibit B (the “GAHR IV Charter Amendment”), which provides for elimination of limitations relating to (i) suitability of stockholders and (ii) collection of an internalization fee;

WHEREAS, the Parties desire an amendment and restatement of the limited partnership agreement of GAHR III Operating Partnership, substantially in the form attached hereto as Exhibit C (the “Second Amended and Restated GAHR III Partnership Agreement”), which shall become effective upon the Partnership Merger Effective Time;

WHEREAS, the REIT Merger is conditioned upon the receipt of the GAHR III Stockholder Approval (as defined herein) and the GAHR IV Stockholder Approval (as defined herein);

WHEREAS, on the recommendation of the special committee (the “GAHR III Special Committee”) of the Board of Directors of GAHR III (the “GAHR III Board”), the GAHR III Board has (a) determined that this Agreement, the Mergers, the Second Amended and Restated GAHR III Partnership Agreement, the GAHR III Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interests of GAHR III and that this Agreement, the Mergers and the other transactions contemplated by this Agreement are fair and reasonable to GAHR III and on terms and conditions no less favorable to GAHR III than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Second Amended and Restated GAHR III Partnership Agreement, the Partnership Merger and the other transactions contemplated by this Agreement, (c) directed that the REIT Merger and the GAHR III Charter Amendment be submitted for consideration at the GAHR III Stockholders Meeting and (d) recommended the approval of the REIT Merger and the GAHR III Charter Amendment by the GAHR III stockholders;

WHEREAS, on the recommendation of the special committee (the “GAHR IV Special Committee”) of the Board of Directors of GAHR IV (the “GAHR IV Board”), the GAHR IV Board has (a) determined that this Agreement, the Amended GAHR IV Advisory Agreement, the GAHR IV Charter Amendment, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of GAHR IV and that this Agreement, the Mergers and the other transactions contemplated by this Agreement are fair and reasonable to GAHR IV and are on terms and conditions no less favorable to GAHR IV than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Amended GAHR IV Advisory Agreement, the Partnership Merger and the other transactions contemplated by this Agreement, (c) directed that the REIT Merger and the GAHR IV Charter Amendment be submitted for consideration at the GAHR IV Stockholders Meeting and (d) recommended the approval of the REIT Merger and the GAHR IV Charter Amendment by the GAHR IV stockholders;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the REIT Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the REIT Merger for purposes of Sections 354 and 361 of the Code and (ii) the Partnership Merger shall be treated as a tax free “assets over” form of partnership merger, with GAHR III Operating Partnership as the “resulting partnership” under Treas. Reg. Section 1.708-1(c)(1); and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and to prescribe various conditions to the Mergers.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to GAHR III than those contained in the Confidentiality Agreement (if GAHR III is the person furnishing information or on whose behalf information is being furnished) or to GAHR IV (if GAHR IV is the person furnishing information or on whose behalf information is being furnished).

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the avoidance of doubt, the Parties are not Affiliates of one another.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York and Baltimore, Maryland are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means the letter agreement dated as of January 20, 2021 between GAHR III and GAHR IV.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“Debt Facilities” means, with respect to GAHR III, any Contract set forth in Section 4.12(a)(vi) of the GAHR III Disclosure Letter and with respect to GAHR IV, any Contract set forth in Section 5.12(a)(vi) of the GAHR IV Disclosure Letter.

“Employee Benefit Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan (as defined in Section 409A of the Code), or employment, offer letter, severance, change-in-control, bonus, incentive, equity or equity-based compensation, health, welfare, fringe benefit, retirement, and any other compensatory or employee benefit plan, contract or arrangement of any kind (whether or not subject to ERISA, written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated).

“Environmental Law” means any Law (including common law) relating to the pollution (or cleanup thereof) or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Reimbursement Amount” means payment in an amount equal to the documented Expenses of the Party that is entitled to receive such payment pursuant to Section 9.3(b); provided, that such payment shall not exceed $4,000,000.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf since March 17, 2021, in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the GAHR III Proxy Statement (with respect to GAHR III) and the GAHR IV Proxy Statement (with respect to GAHR IV), the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the GAHR III Proxy Statement (with respect to GAHR III) and the GAHR IV Proxy Statement (with respect to GAHR IV), the solicitation of stockholder approval, engaging the services of the Transfer Agent, obtaining any third-party consents, making any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a) (No Conflict; Required Filings and Consents); Section 4.4(a)-(b) (Capital Structure); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority; Approval Required); Section 5.3(a) (No Conflict; Required Filings and Consents) and Section 5.4(a)-(b) (Capital Structure).

“GAAP” means the United States generally accepted accounting principles.

“GAHR III Benefit Plan” means each Employee Benefit Plan which is sponsored, maintained, contributed to, or required to be contributed to by GAHR III or any GAHR III Subsidiary, or any of their respective ERISA Affiliates or with respect to which GAHR III or any GAHR III Subsidiary has or may have any liability or obligation.

“GAHR III Bylaws” means the Bylaws of GAHR III, as amended and in effect on the date hereof.

“GAHR III Charter” means the Articles of Amendment and Restatement of GAHR III dated January 15, 2014, as amended or supplemented and in effect on the date hereof.

“GAHR III Class I OP Unit” means a GAHR III OP Unit entitling the holder thereof to the rights of a holder of a “Partnership Class I Unit” as provided in the GAHR III Partnership Agreement.

“GAHR III Common Stock” means the common stock, $0.01 par value per share, of GAHR III.

“GAHR III DRP” means the distribution reinvestment plan of GAHR III.

“GAHR III Governing Documents” means the GAHR III Bylaws, the GAHR III Charter, the certificate of limited partnership of GAHR III Operating Partnership and the GAHR III Partnership Agreement.

“GAHR III Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence (collectively, a “Circumstance”) that individually or in the aggregate, would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of GAHR III and the GAHR III Subsidiaries, taken as a whole; provided, that, for purposes of the foregoing clause, “GAHR III Material Adverse Effect” shall not include any Circumstance to the extent arising out of or resulting from (A) any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which GAHR III or the GAHR III Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (and including (for the avoidance of doubt) any such conditions related to or resulting from any epidemic, pandemic or disease outbreak or any governmental or other response or reaction to any of the foregoing), (B) changes in general economic conditions in the industries in which GAHR III and the GAHR III Subsidiaries operate, (C) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (D) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (E) the execution and delivery of this Agreement, or the public announcement of the Mergers or the other transactions contemplated by this Agreement; provided that the exception in this clause (E) shall not apply to the representations and warranties contained in Section 4.3 (No Conflict; Required Filings and Consents), (F) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of GAHR IV, (G) earthquakes, hurricanes, floods or other natural disasters, (H) changes in Law or GAAP (or the interpretation thereof), (I) pandemics, disease outbreak or other natural or manmade disasters or any governmental or other response or reaction to any of the foregoing, (J) any Action made or initiated by any holder of GAHR III Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or (K) assuming no amendment, waiver or modification by the GAHR III Parties of any provision of the Contribution Agreement that was not approved by GAHR IV in writing in advance, any Circumstance to the extent related to the consummation of the AHI Platform Acquisition, which in the case of each of clauses (A), (B), (C), (D), (G) and (H) do not disproportionately affect GAHR III and the GAHR III Subsidiaries, taken as a whole, compared to other companies in the industry in which GAHR III and the GAHR III Subsidiaries operate.

“GAHR III OP Units” means the units of partnership interests in GAHR III Operating Partnership.

“GAHR III Parties” means GAHR III and GAHR III Operating Partnership.

“GAHR III Partnership Agreement” means the Agreement of Limited Partnership of GAHR III Operating Partnership, dated as of January 11, 2013, as amended through the date hereof.

“GAHR III Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by GAHR III or any GAHR III Subsidiary as of the Closing (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“GAHR III Proxy Statement” means the proxy statement relating to the GAHR III Stockholders Meeting, together with any amendments or supplements thereto.

“GAHR III Share Repurchase Plan” means the Second Amended and Restated Share Repurchase Plan of GAHR III, as amended and in effect as of the date of this Agreement.

“GAHR III Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of GAHR III Common Stock entitled to vote at the GAHR III Stockholders Meeting on the REIT Merger and the GAHR III Charter Amendment. For the avoidance of doubt, the term “GAHR III Charter Amendment” refers only to an amendment of the charter of GAHR III to delete Article XV of the charter of GAHR III in order to eliminate the limitations on “roll-up transactions” and does not refer to any other amendments to the charter of GAHR III that may be voted upon at the GAHR III Stockholders Meeting.

“GAHR III Stockholders Meeting” means the meeting of the holders of shares of GAHR III Common Stock for the purpose of seeking the GAHR III Stockholder Approval, including any postponement or adjournment thereof.

“GAHR III Subsidiary” means (a) any corporation of which more than 50% of the outstanding voting securities is, directly or indirectly, owned by GAHR III, and (b) any partnership, limited liability company, joint venture or other entity of which more than 50% of the total equity interest is, directly or indirectly, owned by GAHR III or of which GAHR III or any GAHR III Subsidiary is a general partner, manager, managing member or the equivalent, including GAHR III Operating Partnership.

“GAHR III Termination Payment” means an amount equal to the sum of $50,654,000 and the Expense Reimbursement Amount.

“GAHR IV Bylaws” means the Bylaws of GAHR IV, as amended and in effect on the date hereof.

“GAHR IV Charter” means the Third Articles of Amendment and Restatement of GAHR IV dated December 28, 2015, as amended or supplemented and in effect on the date hereof.

“GAHR IV Class I Common Stock” means the Class I Common Stock, $0.01 par value per share, of GAHR IV.

“GAHR IV Class T Common Stock” means the Class T Common Stock, $0.01 par value per share, of GAHR IV.

“GAHR IV Class I OP Unit” means a GAHR IV OP Unit entitling the holder thereof to the rights of a holder of a “Partnership Class I Unit” as provided in the GAHR IV Partnership Agreement.

“GAHR IV Class T OP Unit” means a GAHR IV OP Unit entitling the holder thereof to the rights of a holder of a “Partnership Class T Unit” as provided in the GAHR IV Partnership Agreement.

“GAHR IV Common Stock” means the common stock, $0.01 par value per share, of GAHR IV, including the GAHR IV Class T Common Stock and the GAHR IV Class I Common Stock.

“GAHR IV DRP” means the distribution reinvestment plan of GAHR IV.

“GAHR IV Governing Documents” means the GAHR IV Bylaws, the GAHR IV Charter, the certificate of limited partnership of GAHR IV Operating Partnership, and the GAHR IV Partnership Agreement.

“GAHR IV Material Adverse Effect” means any Circumstance that, individually or in the aggregate would have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of GAHR IV and the GAHR IV Subsidiaries, taken as a whole; provided, that, for purposes of the foregoing clause, “GAHR IV Material Adverse Effect” shall not include any Circumstance to the extent arising out of or resulting from (A) any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which GAHR IV or the GAHR IV Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates and including (for the avoidance of doubt) any such conditions related to or resulting from any epidemic, pandemic or disease outbreak or any governmental or other response or reaction to any of the foregoing, (B) changes in general economic conditions in the industries in which GAHR IV and the GAHR IV Subsidiaries operate, (C) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (D) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (E) the execution and delivery of this Agreement, or the public announcement of the Mergers or the other transactions contemplated by this Agreement; provided that the exception in this clause (E) shall not apply to the representations and warranties contained in Section 5.3 (No Conflict; Required Filings and Consents), (F) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of GAHR III, (G) earthquakes, hurricanes, floods or other natural disasters, (H) changes in Law or GAAP (or the interpretation thereof), (I) pandemics, disease outbreak or other natural or manmade disasters or any governmental or other response or reaction to any of the foregoing or (J) any Action made or initiated by any holder of GAHR IV Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (A), (B), (C), (D), (G) and (H) do not disproportionately affect GAHR IV and the GAHR IV Subsidiaries, taken as a whole, compared to other companies in the industry in which GAHR IV and the GAHR IV Subsidiaries operate.

“GAHR IV OP Units” means the units of partnership interests in GAHR IV Operating Partnership.

“GAHR IV Parties” means GAHR IV, Merger Sub and GAHR IV Operating Partnership.

“GAHR IV Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of GAHR IV Operating Partnership, dated as of February 16, 2016, as amended through the date hereof.

“GAHR IV Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by GAHR IV or any GAHR IV Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“GAHR IV Proxy Statement” means the proxy statement relating to the GAHR IV Stockholders Meeting, together with any amendments or supplements thereto.

“GAHR IV Share Repurchase Plan” means the Share Repurchase Plan of GAHR IV, as amended and in effect as of the date of this Agreement.

“GAHR IV Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of GAHR IV Common Stock entitled to vote at the GAHR IV Stockholders Meeting on the REIT Merger and the GAHR IV Charter Amendment.

“GAHR IV Stockholders Meeting” means the meeting of the holders of shares of GAHR IV Common Stock for the purpose of seeking the GAHR IV Stockholder Approval, including any postponement or adjournment thereof.

“GAHR IV Subsidiary” means (a) any corporation of which more than 50% of the outstanding voting securities is, directly or indirectly, owned by GAHR IV, and (b) any partnership, limited liability company, joint venture or other entity of which more than 50% of the total equity interest is, directly or indirectly, owned by GAHR IV or of which GAHR IV or any GAHR IV Subsidiary is a general partner, manager, managing member or the equivalent, including GAHR IV Operating Partnership.

“GAHR IV Termination Payment” means an amount equal to the sum of $23,028,000 and the Expense Reimbursement Amount.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that are listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Information Privacy and Security Laws” means applicable legal requirements concerning the use, ownership, maintenance, storage, collection, transfer, processing, controlling, privacy and/or security of Personal Information.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable works, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Asset” means any company-owned information, system or hardware that is used in the course of business activities.

“Knowledge” means (i) with respect to any GAHR III Party, the actual knowledge, after reasonable investigation, of the persons named in Schedule A to the GAHR III Disclosure Letter and (ii) with respect to any GAHR IV Party, the actual knowledge, after reasonable investigation, of the persons named in Schedule A to the GAHR IV Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, excluding any restrictions on transfer of equity securities arising under applicable securities Laws.

“Material Contract” means any GAHR IV Material Contract or any GAHR III Material Contract, as applicable.

“Merger Sub Governing Documents” means the articles of organization and limited liability company operating agreement of Merger Sub, as in effect on the date hereof.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Partnership Merger Consideration” means, (i) in respect of each GAHR III OP Unit, a number of GAHR III Class I OP Units equal to the Exchange Ratio and (ii) in respect of each GAHR IV OP Unit, one unit of limited partnership interest of the Surviving Partnership of like class.

“Permitted Encumbrances” means any of the following: (i) Encumbrances for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) mechanics and materialmen’s Encumbrances for amounts incurred in the ordinary course of business and which are not yet due and payable or are being contested in good faith or such Encumbrances which have been filed of record but which have been bonded over or otherwise insured against; (iii) with respect to any real property, post-closing escrow agreements, leases, license agreements and similar occupancy agreements, contribution and tax protection agreements, bottom dollar guarantees, terms and provisions of any joint venture agreements existing at the date of this Agreement, Encumbrances that are zoning regulations, entitlements (including associated security instruments encumbering any land for which GAHR III or GAHR IV has an option to purchase) or other land use or environmental regulations by any Governmental Authority; (iv) with respect to GAHR IV, Encumbrances that are disclosed on Section 1.1(b) of the GAHR IV Disclosure Letter (together with associated documentation which evidences or secures such Encumbrances, including, without limitation, notes, mortgages, deeds of trust, assignments of leases and rents, guarantees, pledge agreements and similar documentation), and with respect GAHR III, Encumbrances that are disclosed on Section 1.1(a) of the GAHR III Disclosure Letter (together with associated documentation which evidences or secures such Encumbrances, including, without limitation, notes, mortgages, deeds of trust, assignments of leases and rents, guarantees, pledge agreements and similar documentation); (v) with respect to GAHR IV, Encumbrances that are disclosed on the most recent consolidated balance sheet of GAHR IV, or notes thereto (or securing liabilities reflected on such balance sheet), and with respect to GAHR III, Encumbrances that are disclosed on the most recent consolidated balance sheet of GAHR III, or notes thereto (or securing liabilities reflected on such balance sheet); (vi) with respect to GAHR IV or GAHR III, Encumbrances arising pursuant to any Material Contracts of such Party; (vii) with respect to any real property of GAHR IV or GAHR III, Encumbrances that are disclosed on existing title policies or reports made available to the other Party prior to the date hereof; or (viii) with respect to GAHR IV or GAHR III, Encumbrances that were incurred in the ordinary course of business since December 31, 2020, and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Information” means data or other information relating, directly or indirectly, to an identified or identifiable natural person.

“Regulatory Approvals” means all consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Secure Data Room” means the virtual data room containing written documents and information relating to the GAHR III Parties and the GAHR IV Parties made available to GAHR III and its Representatives and GAHR IV and its Representatives for the purposes of conducting due diligence in connection with the Mergers.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tax” or “Taxes” means any United States federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Termination Payment” means, as applicable, the GAHR III Termination Payment or the GAHR IV Termination Payment payable pursuant to Section 9.3(b).

“Wholly Owned GAHR III Subsidiary” means any directly or indirectly wholly owned subsidiary of GAHR III.

“Wholly Owned GAHR IV Subsidiary” means any directly or indirectly wholly owned subsidiary of GAHR IV.

(b) In addition to the terms defined in Section 1.1(a), the following terms shall have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Agreement	Section 7.3(d)
Agreement	Preamble
AHI Platform Acquisition	Recitals
Amended GAHR IV Advisory Agreement	Recitals
Articles of Merger	Section 2.3(a)
Charter Restrictions	Section 7.9
Closing	Section 2.2
Closing Date	Section 2.2
Competing Proposal	Section 7.3(n)(i)
Contribution Agreement	Recitals
DE SOS	Section 2.3(b)
DRULPA	Recitals
Encumbrances	Section 4.10(a)
Escrow Agreement	Section 9.3(f)
Exchange Ratio	Section 3.1(a)(i)
Form S-4	Section 7.1(a)
GAHR III	Preamble
GAHR III Adverse Recommendation Change	Section 7.3(d)
GAHR III Advisor	Recitals
GAHR III Board	Recitals
GAHR III Board Recommendation	Section 4.2(c)
GAHR III Charter Amendment	Recitals
GAHR III Designees	Section 7.13
GAHR III Disclosure Letter	Article IV
GAHR III Insurance Policies	Section 4.16
GAHR III Intervening Event	Section 7.3(n)(ii)
GAHR III Management Agreement Documents	Section 4.12(d)
GAHR III Material Contract	Section 4.12(b)
GAHR III Operating Partnership	Preamble
GAHR III Permits	Section 4.8(a)
GAHR III Preferred Stock	Section 4.4(a)
GAHR III Related-Party Agreements	Section 4.18
GAHR III SEC Documents	Section 4.5(a)
GAHR III Special Committee	Recitals
GAHR III Subsidiary Partnership	Section 4.13(h)
GAHR III Tax Protection Agreements	Section 4.13(h)
GAHR III Terminating Breach	Section 9.1(d)(i)
GAHR III Voting Debt	Section 4.4(d)
GAHR IV	Preamble

GAHR IV Adverse Recommendation Change	Section 7.3(j)
GAHR IV Advisor	Recitals
GAHR IV Board	Recitals
GAHR IV Board Recommendation	Section 5.2(c)
GAHR IV Charter Amendment	Recitals
GAHR IV Disclosure Letter	Article V
GAHR IV Insurance Policies	Section 5.16
GAHR IV Intervening Event	Section 7.3(n)(iii)
GAHR IV Management Agreement Documents	Section 5.12(d)
GAHR IV Material Contract	Section 5.12(b)
GAHR IV Operating Partnership	Preamble
GAHR IV Permits	Section 5.8(a)
GAHR IV Preferred Stock	Section 5.4(a)
GAHR IV Related Party Agreements	Section 5.18
GAHR IV SEC Documents	Section 5.5(a)
GAHR IV Special Committee	Recitals
GAHR IV Subsidiary Partnership	Section 5.13(h)
GAHR IV Tax Protection Agreements	Section 5.13(h)
GAHR IV Terminating Breach	Section 9.1(c)(i)
GAHR IV Voting Debt	Section 5.4(d)
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)
Merger Effective Time	Section 2.3(a)
Merger Sub	Preamble
Mergers	Recitals
MGCL	Recitals
MLLCA	Recitals
Outside Date	Section 9.1(b)(i)
Partnership Certificate of Merger	Section 2.3(b)
Partnership Merger	Recitals
Partnership Merger Effective Time	Section 2.3(b)
Party(ies)	Preamble
Payor	Section 9.3(d)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Recipient	Section 9.3(c)
Registered Securities	Section 7.1(a)
REIT Merger	Recitals
REIT Merger Consideration	Section 3.1(a)(i)
REIT Merger Effective Time	Section 2.3(a)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3(a)

Second Amended and Restated GAHR III Partnership Agreement	Recitals
Superior Proposal	Section 7.3(n)(iv)
Surviving Entity	Section 2.1(a)
Surviving Partnership	Section 2.1(b)
Surviving Partnership Agreement	Section 2.4(c)
Takeover Statutes	Section 4.21
Taxable REIT Subsidiary	Section 4.1(c)
Transfer Agent	Section 3.2(a)
Transfer Taxes	Section 7.12(d)
Trilogy	Section 6.1(a)
Trilogy LLC Agreement	Section 6.1(a)

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d) “or” shall be construed in the inclusive sense of “and/or”;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f) all references herein to “$” or dollars shall refer to United States dollars;

(g) no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h) it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and, as used in Section 6.1 and Section 6.2, similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, whether or not such words actually follow such phrase;

(j) references to a Person are also to its successors and permitted assigns;

(k) any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified;

(l) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(m) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE II

THE MERGERS

Section 2.1 The Mergers.

(a) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the REIT Merger Effective Time, GAHR III shall be merged with and into Merger Sub, whereupon the separate existence of GAHR III will cease, with Merger Sub surviving the REIT Merger (Merger Sub, as the surviving entity in the REIT Merger, sometimes being referred to herein as the “Surviving Entity”), such that following and as a result of the REIT Merger, the Surviving Entity will be a wholly owned subsidiary of GAHR IV. The REIT Merger shall have the effects provided in this Agreement and the Articles of Merger, and as specified in the applicable provisions of the MGCL and MLLCA.

(b) Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DRULPA, at the Partnership Merger Effective Time, GAHR IV Operating Partnership shall be merged with and into GAHR III Operating Partnership, with GAHR III Operating Partnership surviving the Partnership Merger (the “Surviving Partnership”). The Partnership Merger shall have the effects set forth in the applicable provisions of the DRULPA and this Agreement.

Section 2.2 Closing. The closing of the Mergers (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time on the third Business Day after all the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such other place or date as may be agreed in writing by GAHR IV and GAHR III. The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3 Effective Times.

(a) On the Closing Date (i) GAHR III shall cause the GAHR III Charter Amendment to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL; (ii) GAHR IV shall cause the GAHR IV Charter Amendment to be duly executed and filed with the SDAT in accordance with the MGCL; (iii) after the filing and effectiveness of the GAHR III Charter Amendment and the GAHR IV Charter Amendment, GAHR IV, GAHR III and Merger Sub shall cause articles of merger with respect to the REIT Merger to be duly executed and filed with the SDAT in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (iv) GAHR IV, GAHR III and Merger Sub shall make any other filings, recordings or publications required to be made by GAHR III or the Surviving Entity under the MGCL or MLLCA in connection with the REIT Merger. The REIT Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed 30 days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “REIT Merger Effective Time” and together with the Partnership Merger Effective Time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the REIT Merger Effective Time to occur on the Closing Date and before the Partnership Merger Effective Time. The Articles of Merger shall provide that the name of the Surviving Entity shall be “Continental Merger Sub, LLC.”

(b) On the Closing Date, GAHR IV Operating Partnership and GAHR III Operating Partnership shall (i) cause a certificate of merger with respect to the Partnership Merger to be duly executed and filed with the Delaware Secretary of State (the “DE SOS”) in accordance with the DRULPA (the “Partnership Certificate of Merger”) and (ii) make any other filings, recordings or publications required to be made by GAHR IV Operating Partnership, GAHR III Operating Partnership or the Surviving Partnership under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective at the time set forth in the Partnership Certificate of Merger (such date and time, the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur on the Closing Date after the REIT Merger Effective Time.

Section 2.4 Organizational Documents of the Surviving Entity and the Surviving Partnership.

(a) From and after the REIT Merger Effective Time, the charter of GAHR IV, including the amendments contemplated by this Agreement, shall remain in effect as the charter of GAHR IV until thereafter amended in accordance with applicable Law and the applicable provisions of the charter of GAHR IV, as amended.

(b) At the REIT Merger Effective Time and by virtue of the REIT Merger, the articles of organization and operating agreement of Merger Sub, as in effect immediately prior to the REIT Merger Effective Time, shall be the articles of organization and operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization and operating agreement.

(c) At the Partnership Merger Effective Time, (i) the certificate of limited partnership of GAHR III Operating Partnership shall be the certificate of limited partnership of the Surviving Partnership and (ii) the Second Amended and Restated GAHR III Partnership Agreement shall be the limited partnership agreement of the Surviving Partnership (the “Surviving Partnership Agreement”), until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Partnership Agreement.

Section 2.5 Managers of the Surviving Entity. At the REIT Merger Effective Time, by virtue of the REIT Merger, the member of Merger Sub shall manage the Surviving Entity.

Section 2.6 Tax Treatment of Mergers

(a) The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the REIT Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the REIT Merger described in this Section 2.6(a), and no Party shall take a position inconsistent with such treatment.

(b) The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Partnership Merger shall qualify as and constitute an “assets-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i) pursuant to which GAHR IV Operating Partnership contributes all of its assets and liabilities to GAHR III Operating Partnership in exchange for the Partnership Merger Consideration in a transaction qualifying under Section 721(a) of the Code and immediately thereafter, GAHR IV Operating Partnership distributes such Partnership Merger Consideration to the holders of the GAHR IV Partnership Units, with GAHR III Operating Partnership being the “resulting partnership” and a continuation of GAHR III Operating Partnership pursuant to Treasury Regulation Section 1.708-1(c)(1). Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Partnership Merger described in this Section 2.6(b), and no Party shall take a position inconsistent with such treatment.

Section 2.7 Subsequent Actions. If at any time after the Partnership Merger Effective Time the Surviving Partnership shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Partnership its right, title or interest in, to or under any of the rights or properties of GAHR IV Operating Partnership acquired or to be acquired by the Surviving Partnership as a result of, or in connection with, the Partnership Merger or otherwise to carry out the intent of this Agreement, then the partners and officers of the Surviving Partnership shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Partnership or otherwise to carry out this Agreement.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1 Effects of the Mergers.

(a) The REIT Merger. At the REIT Merger Effective Time, by virtue of the REIT Merger and without any further action on the part of GAHR III or Merger Sub or the holders of any securities of GAHR IV, GAHR III or Merger Sub:

(i) Each share of GAHR III Common Stock, or fraction thereof, issued and outstanding as of immediately prior to the REIT Merger Effective Time will be converted into the right to receive, in accordance with the terms of this Agreement 0.9266 shares or the proportionate fraction thereof with respect to any fractional shares (the “Exchange Ratio”) (upon the proper surrender of such Book-Entry Share) of validly issued, fully paid and nonassessable shares of GAHR IV Class I Common Stock (the “REIT Merger Consideration”) in accordance with Section 3.2 and subject to Section 3.1(a)(ii), Section 3.1(a)(iii), Section 3.1(a)(iv), Section 3.1(c), Section 3.3 and the next sentence of this Section 3.1(a)(i). The REIT Merger Consideration payable to each holder of GAHR III Common Stock with respect to their shares of GAHR III Common Stock will be aggregated and each such holder shall be entitled to receive such number of shares of GAHR IV Common Stock, including any fraction thereof (which fraction shall be rounded up to the nearest 1/1,000th of a share), consistent with the Exchange Ratio. From and after the REIT Merger Effective Time, all such shares of GAHR III Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of GAHR III Common Stock shall cease to have any rights with respect thereto, except for the right to receive the REIT Merger Consideration therefor in accordance with Section 3.2.

(ii) Each share of restricted GAHR III Common Stock that is issued and outstanding as of immediately prior to the REIT Merger Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive, in accordance with the terms of the Agreement a number of shares of GAHR IV Common Stock equal to the Exchange Ratio multiplied by the number of shares of GAHR III Common Stock subject to each such award, rounded down to the nearest whole number of shares of GAHR IV Common Stock, and subject to the same vesting schedule as the restricted GAHR III Common Stock (upon the proper surrender of such Book-Entry Share).

(iii) Each share of GAHR III Common Stock, if any, then held by any Wholly Owned GAHR III Subsidiary shall automatically be retired and shall cease to exist, and no consideration shall be paid, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the REIT Merger.

(iv) Each share of GAHR III Common Stock, if any, then held by GAHR IV or any Wholly Owned GAHR IV Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no consideration shall be paid, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the REIT Merger.

(v) Each membership interest of Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall remain the only issued and outstanding membership interests of Merger Sub, and GAHR IV shall remain the sole member of Merger Sub.

(b) The Partnership Merger. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of GAHR IV Operating Partnership or GAHR III Operating Partnership or the holders of any securities of GAHR IV Operating Partnership or GAHR III Operating Partnership:

(i) Each GAHR IV OP Unit outstanding as of immediately prior to the Partnership Merger Effective Time will be converted into the right to receive (upon the proper surrender of such GAHR IV OP Unit) the Partnership Merger Consideration therefor, and shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a GAHR IV OP Unit shall cease to have any rights with respect thereto, except for the right to receive the Partnership Merger Consideration therefor;

(ii) Subject to Section 3.1(c), each GAHR III OP Unit outstanding as of immediately prior to the Partnership Merger Effective Time will be automatically converted without any action on the part of the holder thereof into the Partnership Merger Consideration therefor; and

(iii) Merger Sub will be the general partner of the Surviving Partnership.

(c) Adjustment of the REIT Merger Consideration and Partnership Merger Consideration. Between the date of this Agreement and the applicable Merger Effective Time, if any of GAHR III, GAHR III Operating Partnership, GAHR IV or GAHR IV Operating Partnership should split, combine or otherwise reclassify the GAHR III Common Stock, the GAHR III OP Units, any class of the GAHR IV Common Stock or the GAHR IV OP Units, or make a dividend or other distribution in shares of the GAHR III Common Stock, the GAHR III OP Units, the GAHR IV Common Stock or the GAHR IV OP Units (including any dividend or other distribution of securities convertible into GAHR III Common Stock, GAHR III OP Units, GAHR IV Common Stock or GAHR IV OP Units), or engages in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

(d) Transfer Books. From and after the REIT Merger Effective Time, the share transfer books of GAHR III and GAHR IV Operating Partnership shall be closed, and thereafter there shall be no further registration of transfers of GAHR III Common Stock or GAHR IV OP Units. From and after the Merger Effective Time, Persons who held GAHR III Common Stock or GAHR IV OP Units outstanding immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares or units, except as otherwise provided for in this Agreement or by applicable Law.

Section 3.2 Exchange Procedures; Distributions with Respect to Unexchanged Shares.

(a) As soon as practicable following the REIT Merger Effective Time, GAHR IV shall cause its transfer agent, DST Systems, Inc. (or any successor transfer agent for GAHR IV, the “Transfer Agent”) to record the issuance on the stock records of GAHR IV of the amount of GAHR IV Common Stock that is issuable to each holder of shares of GAHR III Common Stock (including any fractional shares thereof), pursuant to Section 3.1(a)(i). Shares of GAHR IV Common Stock issuable pursuant to this Section 3.2(a) in exchange for shares of GAHR III Common Stock shall be in book-entry form.

(b) After the REIT Merger Effective Time, there shall be no further registration of transfers of shares of GAHR III Common Stock. If, after the REIT Merger Effective Time, shares are presented to the Surviving Entity or the Transfer Agent, they shall be cancelled and exchanged for the REIT Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(c) None of GAHR IV, GAHR IV Operating Partnership, the Surviving Entity, the Surviving Partnership or the Transfer Agent or any other Person shall be liable to any holder of GAHR III Common Stock for any REIT Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law. Any amounts remaining unclaimed by holders of shares of GAHR III Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of GAHR IV free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) As soon as reasonably practicable after the Partnership Merger Effective Time, GAHR IV and the Surviving Partnership shall take such action as may be reasonably necessary to provide the former holders of GAHR IV OP Units with the Partnership Merger Consideration therefor, subject to the receipt of customary representations from such holders.

Section 3.3 Withholding Rights. Each and any GAHR III Party, GAHR IV Party, the Surviving Entity, the Surviving Partnership or the Transfer Agent, as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration, the Partnership Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of GAHR III Common Stock or GAHR IV OP Units, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.4 Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.5 General Effects of the Mergers.

(a) At the REIT Merger Effective Time, the effect of the REIT Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL and MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the REIT Merger Effective Time, all of the property, rights, privileges, powers and franchises of GAHR III and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of GAHR III and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

(b) At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all of the property, rights, privileges, powers and franchises of GAHR IV Operating Partnership and GAHR III Operating Partnership shall vest in the Surviving Partnership, and all debts, liabilities and duties of GAHR IV Operating Partnership and GAHR III Operating Partnership shall become the debts, liabilities and duties of the Surviving Partnership.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE GAHR III PARTIES

Except (a) as set forth in the disclosure letter prepared by the GAHR III Parties and delivered by the GAHR III Parties to the GAHR IV Parties contemporaneously with the execution of this Agreement (the “GAHR III Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the GAHR III Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other section or subsection of this Agreement be cross-referenced), provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the GAHR III Disclosure Letter corresponding to such Fundamental Representation, provided, further, that nothing in the GAHR III Disclosure Letter is intended to broaden the scope of any representation or warranty of the GAHR III Parties made herein) or (b) as disclosed in the GAHR III SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC after December 31, 2020 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such GAHR III SEC Documents to a matter covered by a representation or warranty set forth in this Article IV is reasonably apparent on its face, provided, that the disclosures in the GAHR III SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding section of the GAHR III Disclosure Letter, and (ii) the representations and warranties made in Section 4.5(a) through Section 4.5(c) (SEC Documents; Financial Statements), the GAHR III Parties hereby, jointly and severally, represent and warrant to the GAHR IV Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) GAHR III is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. GAHR III is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect.

(b) Each GAHR III Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each GAHR III Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect.

(c) Section 4.1(c) of the GAHR III Disclosure Letter sets forth, as of the date hereof, a true and complete list of the GAHR III Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which GAHR III and the GAHR III Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by GAHR III in each GAHR III Subsidiary, including a list of each GAHR III Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”) and each GAHR III Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Section 4.1(d) of the GAHR III Disclosure Letter sets forth, as of the date hereof, a true and complete list of any equity interest or investment (whether equity or debt) in any Person (other than in the GAHR III Subsidiaries and investments in short-term investment securities) owned directly or indirectly by any GAHR III Party.

(e) Prior to the date hereof, GAHR III has made available to GAHR IV complete and correct copies of the GAHR III Governing Documents. Each of GAHR III and GAHR III Operating Partnership is in compliance with the terms of its GAHR III Governing Documents in all material respects. True and complete copies of GAHR III’s minute book have been made available by GAHR III to GAHR IV prior to the date hereof.

(f) GAHR III has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the GAHR III Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2 Authority; Approval Required.

(a) Each of the GAHR III Parties has the requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the GAHR III Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Mergers. The execution and delivery of this Agreement by each of the GAHR III Parties and the consummation by the GAHR III Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and limited partnership action, and no other corporate or limited partnership proceedings on the part of the GAHR III Parties are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject, (i) with respect to the REIT Merger, to receipt of the GAHR III Stockholder Approval, the filing of Articles of Amendment relating to the GAHR III Charter Amendment with, and acceptance for record of such Articles of Amendment, by the SDAT and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT and (ii) with respect to the Partnership Merger, to the filing of the Partnership Certificate of Merger with, and acceptance for record of the Partnership Certificate of Merger by, the DE SOS.

(b) This Agreement has been duly executed and delivered by the GAHR III Parties, and assuming due authorization, execution and delivery by the GAHR IV Parties, constitutes a legally valid and binding obligation of the GAHR III Parties enforceable against the GAHR III Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the GAHR III Special Committee, the GAHR III Board (including a majority of directors not otherwise interested in the Mergers) has (i) determined that the terms of this Agreement, the Mergers, the Contribution Agreement, the Second Amended and Restated GAHR III Partnership Agreement, the GAHR III Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interest of GAHR III and that this Agreement, the Mergers, the Contribution Agreement and the other transactions contemplated by this Agreement are fair and reasonable to GAHR III and are on terms and conditions no less favorable to GAHR III than those available from unaffiliated third parties, (ii) authorized and approved this Agreement, the Contribution Agreement, the Second Amended and Restated GAHR III Partnership Agreement, the Mergers and the other transactions contemplated by this Agreement, (iii) directed that the REIT Merger and the GAHR III Charter Amendment be submitted to a vote of the holders of GAHR III Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include in the GAHR III Proxy Statement the recommendation of the GAHR III Board to holders of GAHR III Common Stock to vote in favor of approval of the REIT Merger and the GAHR III Charter Amendment (such recommendation, the “GAHR III Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) The GAHR III Stockholder Approval is the only vote of the holders of securities of GAHR III or GAHR III Operating Partnership required to approve the Mergers.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the GAHR III Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the GAHR III Stockholder Approval, conflict with or violate any provision of (A) the GAHR III Governing Documents or (B) any equivalent organizational or governing documents of any other GAHR III Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to GAHR III or any GAHR III Subsidiary or by which any property or asset of GAHR III or any GAHR III Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of GAHR III or any GAHR III Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of GAHR III or any GAHR III Subsidiary pursuant to, any Contract or Permit to which GAHR III or any GAHR III Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the GAHR III Parties do not, and the performance of this Agreement by each of the GAHR III Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by such GAHR III Parties, except (i) the filing with the SEC of (A) the GAHR III Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) the filing of the Partnership Certificate of Merger with, and the acceptance for record of the Partnership Certificate of Merger by, the DE SOS pursuant to the DRULPA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) the consents, authorizations, orders or approvals of each Governmental Authority or Agency listed in Section 8.1(a) of the GAHR III Disclosure Letter, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect.

Section 4.4 Capital Structure.

(a) The authorized capital stock of GAHR III consists of 1,000,000,000 shares of GAHR III Common Stock, and 200,000,000 shares of preferred stock, $0.01 par value per share (“GAHR III Preferred Stock”). At the close of business on June 22, 2021, (i) 193,889,872 shares of GAHR III Common Stock were issued and outstanding, and (ii) no shares of GAHR III Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of GAHR III are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.4, there is no other outstanding capital stock of GAHR III.

(b) As of the close of business on June 22, 2021, 193,890,094 GAHR III OP Units are issued and outstanding. As of the date hereof, all the GAHR III OP Units are held by GAHR III or a Wholly Owned GAHR III Subsidiary, free and clear of all Encumbrances other than Permitted Encumbrances and free of preemptive rights. All of the GAHR III OP Units are duly authorized and validly issued.

(c) All of the outstanding shares of capital stock of each of the GAHR III Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the GAHR III Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the GAHR III Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. GAHR III or GAHR III Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the GAHR III Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of GAHR III or any GAHR III Subsidiary (“GAHR III Voting Debt”) issued and outstanding. There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which GAHR III or any of the GAHR III Subsidiaries is a party or by which any of them is bound obligating GAHR III or any of the GAHR III Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of GAHR III or any GAHR III Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) except as provided under the GAHR III Share Repurchase Plan or the Contribution Agreement, redeem, repurchase or otherwise acquire any such shares of capital stock, GAHR III Voting Debt or other equity interests.

(e) Neither GAHR III nor any GAHR III Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of GAHR III or any of the GAHR III Subsidiaries. Neither GAHR III nor any GAHR III Subsidiary has granted any registration rights on any of its capital stock. No GAHR III Common Stock is owned by any GAHR III Subsidiary.

(f) GAHR III does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on the shares of GAHR III Common Stock and any material dividends or other distributions on any securities of any GAHR III Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h) All of the outstanding securities of the GAHR III Parties were issued in compliance with applicable securities Laws.

Section 4.5 SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) GAHR III has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed by GAHR III under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since December 31, 2018 (the forms, documents, statements and reports filed with the SEC since December 31, 2018 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “GAHR III SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the GAHR III SEC Documents (i) complied, or with respect to GAHR III SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to GAHR III SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the GAHR III SEC Documents is, to the Knowledge of GAHR III, the subject of ongoing SEC review and GAHR III does not have any outstanding and unresolved comments from the SEC with respect to any GAHR III SEC Documents. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of GAHR III, threatened. None of the GAHR III SEC Documents is the subject of any confidential treatment request by GAHR III.

(b) Prior to the date hereof, GAHR III has made available to GAHR IV complete and correct copies of all written correspondence between the SEC, on one hand, and GAHR III, on the other hand, since December 31, 2018. At all applicable times, GAHR III has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c) The consolidated audited and unaudited financial statements of GAHR III and the GAHR III Subsidiaries included, or incorporated by reference, in the GAHR III SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later GAHR III SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of GAHR III and GAHR III Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act, which such adjustments are not, in the aggregate, material to GAHR III) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of GAHR III and the GAHR III Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, stockholders’ equity and cash flows of GAHR III and the GAHR III Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of GAHR III, threatened, in each case regarding any accounting practices of GAHR III.

(d) Since December 31, 2018, (A) GAHR III has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by GAHR III in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to GAHR III’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GAHR III required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting GAHR III’s management to material information required to be included in GAHR III’s periodic reports required under the Exchange Act (if GAHR III was required to file such reports). GAHR III and GAHR III Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. GAHR III has disclosed to GAHR III’s auditors and audit committee (and made summaries of such disclosures available to GAHR IV) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect GAHR III’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of GAHR III, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e) GAHR III is not and none of the GAHR III Subsidiaries are, a party to, and none of GAHR III nor any GAHR III Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among GAHR III and any GAHR III Subsidiary, on the one hand, and any unconsolidated Affiliate of GAHR III or any GAHR III Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, GAHR III, any GAHR III Subsidiary or GAHR III’s or such GAHR III Subsidiary’s audited financial statements or other GAHR III SEC Documents.

(f) Neither GAHR III nor any GAHR III Subsidiary is required to be registered as an investment company under the Investment Company Act.

(g) Neither GAHR III nor any GAHR III Subsidiary nor, to the Knowledge of GAHR III, any director, officer or Representative of GAHR III or any GAHR III Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither GAHR III nor any GAHR III Subsidiary has received any written communication that alleges that GAHR III or any GAHR III Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (a) GAHR III and all GAHR III Subsidiaries have conducted their respective business in all material respects in the ordinary course of business, (b) neither GAHR III nor any GAHR III Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of Business by GAHR III) if taken from and after the date of this Agreement and (c) there has not been any GAHR III Material Adverse Effect or any Circumstance that, individually or in the aggregate with all other Circumstances, would reasonably be expected to have a GAHR III Material Adverse Effect.

Section 4.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of GAHR III dated as of December 31, 2020 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since December 31, 2020, neither GAHR III nor any GAHR III Subsidiary has any liabilities or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a GAHR III Material Adverse Effect.

Section 4.8 Permits; Compliance with Law.

(a) GAHR III and each GAHR III Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for GAHR III and each GAHR III Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the “GAHR III Permits”), and all such GAHR III Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the GAHR III Permits, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect. No event has occurred with respect to any of the GAHR III Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such GAHR III Permits. To the Knowledge of GAHR III, there is not pending any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of GAHR III or the GAHR III Subsidiaries that impairs the validity of any GAHR III Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any GAHR III Permit, except where the impairment or revocation of any such GAHR III Permit, individually, or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect.

(b) Neither GAHR III nor any GAHR III Subsidiary is, and for the past three years has been, in conflict with, or in default or violation of (i) any Law applicable to GAHR III or any GAHR III Subsidiary or by which any property or asset of GAHR III or any other GAHR III Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11 or Section 4.13, which are solely addressed in those sections), or (ii) any GAHR III Permits, except, in each case, for any such conflicts, defaults or violations that have been cured, or that, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect.

Section 4.9 Litigation. There is no material Action or investigation to which GAHR III or any GAHR III Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of GAHR III, threatened before any Governmental Authority, and, to the Knowledge of GAHR III, there is no basis for any such action, suit, proceeding or investigation. None of GAHR III and the GAHR III Subsidiaries has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of GAHR III or the GAHR III Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which GAHR III or any of the GAHR III Subsidiaries is or was a party, or, to the Knowledge of GAHR III, in any other proceeding, that enjoins or requires GAHR III or any of the GAHR III Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2020, none of GAHR III, any GAHR III Subsidiary or any Representative of the foregoing has received or made any settlement offer for any Action to which GAHR III or any GAHR III Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $200,000 individually.

Section 4.10 Properties.

(a) Section 4.10(a) of the GAHR III Disclosure Letter lists the GAHR III Properties, and sets forth the GAHR III Party or applicable GAHR III Subsidiary owning such property. Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports) copies of which policies and reports were made available for review to GAHR IV prior to the date hereof: (A) GAHR III or a GAHR III Subsidiary owns fee simple title to, or a valid leasehold interest in, the GAHR III Properties, free and clear of Liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for Permitted Encumbrances; (B) except as has not had and would not, individually or in the aggregate, have a GAHR III Material Adverse Effect, neither GAHR III nor any GAHR III Subsidiary has received written notice of any violation of any Law which has not yet been cured affecting any portion of any of the GAHR III Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a GAHR III Material Adverse Effect, neither GAHR III nor any GAHR III Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the GAHR III Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the GAHR III Properties or by the continued maintenance, operation or use of the parking areas.

(b) GAHR III has not received written notice of, nor does GAHR III have any Knowledge of, any latent defects or adverse physical conditions affecting any of the GAHR III Properties or the improvements thereon, except as would not, individually or in the aggregate, have a GAHR III Material Adverse Effect.

(c) GAHR III and the GAHR III Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property owned, used or held for use by them. Neither GAHR III’s, nor the GAHR III Subsidiaries’, ownership of any such personal property is subject to any Encumbrances, other than Permitted Encumbrances.

(d) A policy of title insurance has been issued for each of the GAHR III Properties insuring, as of the effective date of such insurance policy, (i) fee simple title interest held by GAHR III or the applicable GAHR III Subsidiary and (ii) to the Knowledge of GAHR III, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date hereof.

Section 4.11 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect: (i) no notification, demand, directive, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been asserted or assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of GAHR III, is threatened relating to any of the GAHR III Parties, any of the GAHR III Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law, any Environmental Permit or Hazardous Substance; (ii) the GAHR III Parties, the other GAHR III Subsidiaries and their respective properties are and have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) each of the GAHR III Parties and each other GAHR III Subsidiary is in possession of all Environmental Permits necessary for GAHR III and each GAHR III Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Environmental Permits, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect; (iv) any and all Hazardous Substances disposed of by GAHR III and each GAHR III Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits; (v) GAHR III Parties, any of the GAHR III Subsidiaries and their respective properties are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or Hazardous Substance; and (vi) there are no liabilities or obligations (and no asserted liability or obligations) of the GAHR III Parties or any of the other GAHR III Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12 Material Contracts.

(a) Prior to the date hereof, GAHR III has made available to GAHR IV (by posting to the Secure Data Room or by filing with the SEC as an exhibit to GAHR III’s Annual Report on Form 10-K for the year ending December 31, 2020 or any subsequent current or periodic report) a true, correct and complete copy of each Contract in effect as of the date hereof to which GAHR III or any GAHR III Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed with the SEC as an exhibit to GAHR III’s Annual Report on Form 10-K for the year ending December 31, 2020 or any subsequent current or periodic report;

(ii) is required to be described pursuant to Item 401 of Regulation S-K promulgated under the Securities Act;

(iii) obligates the GAHR III Parties or any other GAHR III Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within 90 days without material penalty to the GAHR III Parties or any other GAHR III Subsidiary;

(iv) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the GAHR III

Parties or any other GAHR III Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the GAHR III Parties or any other GAHR III Subsidiary or the geographic area in which the GAHR III Parties or any other GAHR III Subsidiary may conduct business;

(v) is a Contract that obligates the GAHR III Parties or any other GAHR III Subsidiary to indemnify any past or present directors, officers, or employees of the GAHR III Parties or any other GAHR III Subsidiary pursuant to which the GAHR III Parties or any other GAHR III Subsidiary is the indemnitor;

(vi) constitutes (A) an Indebtedness obligation of the GAHR III Parties or any other GAHR III Subsidiary with a principal amount as of the date hereof greater than $500,000 or (B) a Contract under which (1) any Person including GAHR III or a GAHR III Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of GAHR III or GAHR III Subsidiary or (2) GAHR III or a GAHR III Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including GAHR III or another GAHR III Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vii) requires the GAHR III Parties or any other GAHR III Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(ix) constitutes a loan to any Person (other than a Wholly Owned GAHR III Subsidiary) by GAHR III or any GAHR III Subsidiary in an amount in excess of $500,000;

(x) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the GAHR III Parties or any other GAHR III Subsidiary with a third party;

(xi) prohibits the pledging of the capital stock of GAHR III or any GAHR III Subsidiary or prohibits the issuance of guarantees by any GAHR III Subsidiary;

(xii) contains covenants expressly limiting, in any material respect, the ability of GAHR III or any GAHR III Subsidiary to sell, transfer, pledge or otherwise dispose of any material assets or business of GAHR III or any GAHR III Subsidiary;

(xiii) contains restrictions on the ability of GAHR III or any GAHR III Subsidiary to pay dividends or other distributions (other than pursuant to the organizational documents of GAHR III and GAHR III Subsidiaries);

(xiv) is with a Governmental Authority;

(xv) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000;

(xvi) is an employment Contract or consulting Contract;

(xvii) is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xviii) is a Contract with any professional employer organization, staffing agency, temporary employee agency, or similar company or service provider;

(xix) provides severance, retention, or transaction bonus payments, change-of-control payments, or similar compensation;

(xx) is a settlement agreement or release of claims with any current employee or with any former employee within the past five years;

(xxi) is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the GAHR III Properties or that otherwise gives rights with regard to use of the GAHR III Properties, in each case that could result in payments, individually or in the aggregate, in excess of $500,000; or

(xxii) is both (A) not made in the ordinary course of business and (B) material to GAHR III and the GAHR III Subsidiaries, taken as a whole.

(b) Each Contract in any of the categories set forth in Section 4.12(a) to which the GAHR III Parties or any other GAHR III Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “GAHR III Material Contract.”

(c) Each GAHR III Material Contract is legal, valid, binding and enforceable on the GAHR III Parties and each other GAHR III Subsidiary that is a party thereto and, to the Knowledge of GAHR III, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The GAHR III Parties and each other GAHR III Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each GAHR III Material Contract and, to the Knowledge of GAHR III, each other party thereto has performed all obligations required to be performed by it under such GAHR III Material Contract prior to the date hereof. None of the GAHR III Parties or any other GAHR III Subsidiary, nor, to the Knowledge of GAHR III, any other party thereto, is in breach or violation of, or default under, any GAHR III Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any GAHR III Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect. None of the GAHR III Parties or any other GAHR III Subsidiary has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any GAHR III Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect. Since December 31, 2020, neither GAHR III nor any GAHR III Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any GAHR III Material Contract.

(d) Section 4.12(d) of the GAHR III Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any of the GAHR III Properties on behalf of GAHR III or any GAHR III Subsidiary, and describes the property that is subject to such management agreement, GAHR III or the applicable GAHR III Subsidiary that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on GAHR III or the applicable GAHR III Subsidiary and relating thereto (collectively, the “GAHR III Management Agreement Documents”). The true, correct and complete copies of all GAHR III Management Agreement Documents have been made available to GAHR IV prior to the date hereof. Each GAHR III Management Agreement Document is valid, binding and in full force and effect as against GAHR III or the applicable GAHR III Subsidiary and, to the Knowledge of GAHR III, as against the other party thereto. Neither GAHR III nor any GAHR III Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third-party manager or operator.

Section 4.13 Taxes.

(a) Each GAHR III Party and each other GAHR III Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each GAHR III Party and each other GAHR III Subsidiary has duly paid (or there has been paid on its behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by GAHR III and each GAHR III Subsidiary with respect to the taxable years ending on or after GAHR III’s formation have been made available to GAHR IV prior to the date hereof. To the Knowledge of GAHR III, no written claim has been proposed by any Governmental Authority in any jurisdiction where GAHR III or any GAHR III Subsidiary do not file Tax Returns that GAHR III or any GAHR III Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Beginning with its initial taxable year ending on December 31, 2014, and through and including the Closing Date (determined as if GAHR III’s current taxable year ended immediately prior to Closing), GAHR III (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for GAHR III is expected to enable GAHR III to continue to meet the requirements for qualification as a REIT through and including the Closing Date, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in GAHR III’s failure to qualify as a REIT, and no challenge to GAHR III’s status as a REIT is pending or threatened in writing. No GAHR III Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. GAHR III’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) GAHR III’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) GAHR III’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of GAHR III, threatened with regard to any material Taxes or Tax Returns of GAHR III or any GAHR III Subsidiary; (ii) no material deficiency for Taxes of GAHR III or any GAHR III Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of GAHR III, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect; (iii) neither GAHR III nor any GAHR III Subsidiary has, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither GAHR III nor any GAHR III Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither GAHR III nor any GAHR III Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each GAHR III Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or a Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e) Neither GAHR III nor any GAHR III Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) Since its inception, GAHR III and the GAHR III Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) GAHR III has not, and none of the GAHR III Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of GAHR III no condition or circumstance exists, which presents a material risk that any material liability for Taxes described in clause (iii) of the preceding sentence or any liability for Taxes described in clause (i) or (ii) of the preceding sentence will be imposed upon GAHR III or any GAHR III Subsidiary.

(g) GAHR III and the GAHR III Subsidiaries, and to the Knowledge of GAHR III, any predecessor employers of the foregoing, have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no GAHR III Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of GAHR III threatened to raise, a material claim against GAHR III or any GAHR III Subsidiary for any breach of any GAHR III Tax Protection Agreements. As used herein, “GAHR III Tax Protection Agreements” means any written agreement to which GAHR III or any GAHR III Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a GAHR III Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a GAHR III Subsidiary Partnership, GAHR III or any GAHR III Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “GAHR III Subsidiary Partnership” means a GAHR III Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Encumbrances upon any property or assets of GAHR III or any GAHR III Subsidiary except Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving GAHR III or any GAHR III Subsidiary, and after the Closing Date neither GAHR III nor any other GAHR III Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Neither GAHR III nor any GAHR III Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither GAHR III nor any GAHR III Subsidiary is subject to written ruling of a Governmental Authority.

(l) Neither GAHR III nor any GAHR III Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any GAHR III Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m) Neither GAHR III nor any GAHR III Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) Neither GAHR III nor any GAHR III Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by GAHR III or any GAHR III Subsidiary (other than to GAHR III or a GAHR III Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p) Neither GAHR III nor any GAHR III Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of GAHR III is there any other fact or circumstance that could reasonably be expected to prevent, the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(q) GAHR III is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 4.14 Intellectual Property. Neither GAHR III nor any GAHR III Subsidiary: (a) owns any registered trademarks, patents or copyrights, or (b) has any pending applications or registrations for any trademarks, patents or copyrights. Except as, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect, (i) no Intellectual Property used by GAHR III or any GAHR III Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of GAHR III or any GAHR III Subsidiary, and (iii) GAHR III and the GAHR III Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of GAHR III and the GAHR III Subsidiaries as it is currently conducted. Since December 31, 2020, neither GAHR III nor any GAHR III Subsidiary has received any written or, to the Knowledge of GAHR III, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15 Information Privacy & Security. GAHR III and any GAHR III Subsidiary has adopted written policies and procedures with respect to privacy, data protection, security and the collection and use of Personal Information gathered or accessed in the course of the operations of GAHR III and any GAHR III Subsidiary, those policies and procedures are commercially reasonable and comply with applicable Information Privacy and Security Laws and contracts, and GAHR III and any GAHR III Subsidiary is in compliance with such policies and procedures. GAHR III and any GAHR III Subsidiary has disaster recovery plans, procedures and facilities in place that are appropriate to minimize the disruption of its business in the event of any material failure of any of the IT Assets in accordance with applicable legal requirements and customer contracts. GAHR III and any GAHR III Subsidiary has not experienced any data security breach of any IT Assets, that would constitute a breach for which notification to individuals, third parties and/or any Governmental Authority. GAHR III and any GAHR III Subsidiary has taken reasonable actions and measures to protect the confidentiality, integrity and security of its Personal Information and all of its IT Assets, against any unauthorized use, access, interruption, modification or corruption.

Section 4.16 Insurance. Section 4.16 of the GAHR III Disclosure Letter sets forth a true and complete list of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for GAHR III and the GAHR III Subsidiaries (the “GAHR III Insurance Policies”), which GAHR III Insurance Policies are of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of GAHR III and GAHR III Subsidiaries and sufficient to allow each to replace any of its assets that might be damaged or destroyed, subject to commercially reasonable deductibles or retentions. Each GAHR III Insurance Policy is in full force and effect. Except as, individually or in the aggregate, would not reasonably be expected to have a GAHR III Material Adverse Effect, all premiums due and payable under all GAHR III Insurance Policies have been paid, and GAHR III and the GAHR III Subsidiaries have otherwise complied in all material respects with the terms and conditions of all GAHR III Insurance Policies and all claims, events and occurrences that may be covered under any GAHR III Insurance Policy have been noticed pursuant to the conditions in such policy. No written notice of cancellation or termination has been received by GAHR III or any GAHR III Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. GAHR III has made available to GAHR IV true and correct copies of all GAHR III Insurance Policies prior to the date hereof. No GAHR III Insurance Policies are written on retrospective, audited or similar premium basis.

Section 4.17 Employee Matters. Except as a result of the transactions contemplated by the Contribution Agreement, there are no GAHR III Benefit Plans, and neither GAHR III nor any GAHR III Subsidiary has, or has ever had, any employees or sponsored or maintained any Employee Benefit Plans, other than the Griffin-American Healthcare REIT III, Inc. 2013 Incentive Plan. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event but excluding the transactions contemplated by the Contribution Agreement and the Employee Benefit Plans of the parties thereto for purposes hereof) will (i) entitle any current or former employee, officer, director, or independent contractor to any payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other obligation under, any Employee Benefit Plan, or (iii) result in any payment under any Employee Benefit Plan not being deductible pursuant to Section 280G of the Code.

Section 4.18 Related-Party Transactions. Except as described in the GAHR III SEC Documents filed with or furnished to the SEC on or after December 31, 2018 and prior to the date hereof (the “GAHR III Related-Party Agreements”), no agreements, arrangements or understandings between any of the GAHR III Parties or any other GAHR III Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among GAHR III and GAHR III Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.19 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.19 of the GAHR III Disclosure Letter, each in a fee amount not to exceed the amount set forth in Section 4.19 of the GAHR III Disclosure Letter, pursuant to the terms of the engagement letter between GAHR III and such Person, true, correct and complete copies of which have been provided to GAHR IV prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the GAHR III Parties or any other GAHR III Subsidiary.

Section 4.20 Opinion of Financial Advisor. The GAHR III Special Committee has received the oral opinion of Robert A. Stanger & Co., Inc. (which was confirmed in writing, as of the date of this Agreement), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the REIT Merger Consideration to be paid to holders of the GAHR III Common Stock is fair, from a financial point of view, to the holders of shares of the GAHR III Common Stock (other than GAHR IV and its Affiliates). GAHR III will deliver to GAHR IV a complete and correct copy of such opinion promptly after receipt thereof by the GAHR III Special Committee solely for informational purposes.

Section 4.21 Takeover Statutes. None of GAHR III or any GAHR III Subsidiary is, nor at any time during the last two years has been, an “interested stockholder” of GAHR IV as defined in Section 3-601 of the MGCL. The GAHR III Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the REIT Merger. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of GAHR III Common Stock with respect to the REIT Merger and the other transactions contemplated by this Agreement.

Section 4.22 Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of the GAHR III Parties or any GAHR III Subsidiary for inclusion or incorporation by reference in (a) the GAHR III Proxy Statement will, at the time it is first mailed to the GAHR III stockholders, at the time of the GAHR III Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the REIT Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Form S-4 will, at the time such document is declared effective by the SEC, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that GAHR III is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to GAHR III and the GAHR III Subsidiaries (or other information supplied by or on behalf of GAHR III or any GAHR III Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of the GAHR IV Parties.

Section 4.23 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article IV or any document, agreement, certificate or other instrument contemplated hereby, none of the GAHR III Parties or any other Person on behalf of a GAHR III Party has made any representation or warranty, expressed or implied, with respect to the GAHR III Parties or any other GAHR III Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the GAHR III Parties or any other GAHR III Subsidiary. In particular, without limiting the foregoing disclaimer, none of the GAHR III Parties or any other Person on behalf of a GAHR III Party makes or has made any representation or warranty to any GAHR IV Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the GAHR III Parties in this Article IV or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the GAHR IV Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the GAHR III Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the GAHR III Parties acknowledge and agree that none of the GAHR IV Parties or any other Person on behalf of a GAHR IV Party has made or is making any representations or warranties relating to the GAHR IV Parties whatsoever, express or implied, beyond those expressly given by the GAHR IV Parties in Article V or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any GAHR IV Party furnished or made available to the GAHR III Parties or any of their respective Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE GAHR IV PARTIES

Except (a) as set forth in the disclosure letter prepared by the GAHR IV Parties and delivered by the GAHR IV Parties to the GAHR III Parties contemporaneously with the execution of this Agreement (the “GAHR IV Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the GAHR IV Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other section or subsection of this Agreement be cross-referenced), provided, that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the GAHR IV Disclosure Letter corresponding to such Fundamental Representation, provided, further, that nothing in the GAHR IV Disclosure Letter is intended to broaden the scope of any representation or warranty of the GAHR IV Parties made herein) or (b) as disclosed in the GAHR IV SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC after December 31, 2020 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the headings “Risk Factors” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such GAHR IV SEC Documents to a matter covered by a representation or warranty set forth in this Article V is reasonably apparent on its face, provided, that the disclosures in the GAHR IV SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding section of the GAHR IV Disclosure Letter, and (ii) the representations and warranties made in Section 5.5(a) through Section 5.5(c) (SEC Documents; Financial Statements), the GAHR IV Parties hereby, jointly and severally, represent and warrant to the GAHR III Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) GAHR IV is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of GAHR IV and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect.

(b) Each GAHR IV Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each GAHR IV Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect.

(c) Section 5.1(c) of the GAHR IV Disclosure Letter sets forth, as of the date hereof, a true and complete list of the GAHR IV Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which GAHR IV and the GAHR IV Subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by GAHR IV in each GAHR IV Subsidiary, including a list of each GAHR IV Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each GAHR IV Subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) Section 5.1(d) of the GAHR IV Disclosure Letter sets forth, as of the date hereof, a true and complete list of any equity interest or investment (whether equity or debt) in any Person (other than in the GAHR IV Subsidiaries and investments in short-term investment securities) owned directly or indirectly by any GAHR IV Party.

(e) Prior to the date hereof, GAHR IV has made available to GAHR III complete and correct copies of the GAHR IV Governing Documents. Each of GAHR IV and GAHR IV Operating Partnership is in compliance with the terms of its GAHR IV Governing Documents in all material respects. True and complete copies of GAHR IV’s minute book have been made available by GAHR IV to GAHR III prior to the date hereof.

(f) GAHR IV has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the GAHR IV Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2 Authority; Approval Required.

(a) Each of the GAHR IV Parties has the requisite corporate, limited liability company or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the GAHR IV Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Mergers. The execution and delivery of this Agreement by each of the GAHR IV Parties and the consummation by the GAHR IV Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and limited partnership action, and no other corporate, limited liability company or limited partnership proceedings on the part of the GAHR IV Parties are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject, (i) with respect to the REIT Merger, to receipt of the GAHR IV Stockholder Approval, the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT, (ii) with respect to the Partnership Merger, to the filing of the Partnership Certificate of Merger with, and acceptance for record of the Partnership Certificate of Merger by, the DE SOS and (iii) with respect to the GAHR IV Charter Amendment, to receipt of the GAHR IV Stockholder Approval, the filing of Articles of Amendment and Restatement relating to the GAHR IV Charter Amendment with, and acceptance for record of such Articles of Amendment and Restatement, by the SDAT.

(b) This Agreement has been duly executed and delivered by the GAHR IV Parties, and assuming due authorization, execution and delivery by the GAHR III Parties, constitutes a legally valid and binding obligation of the GAHR IV Parties enforceable against the GAHR IV Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the GAHR IV Special Committee, the GAHR IV Board (including a majority of directors not otherwise interested in the Mergers) has (i) determined that the terms of this Agreement, the Amended GAHR IV Advisory Agreement, the

GAHR IV Charter Amendment, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interest of GAHR IV and that this Agreement, the Mergers and the other transactions contemplated by this Agreement are fair and reasonable to GAHR IV and are on terms and conditions no less favorable to GAHR IV than those available from unaffiliated third parties, (ii) authorized and approved this Agreement, the Amended GAHR IV Advisory Agreement, the Mergers and the other transactions contemplated by this Agreement, (iii) directed that the REIT Merger and the GAHR IV Charter Amendment be submitted to a vote of the holders of GAHR IV Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include in the GAHR IV Proxy Statement the recommendation of the GAHR IV Board to holders of GAHR IV Common Stock to vote in favor of approval of the REIT Merger and the GAHR IV Charter Amendment (such recommendation, the “GAHR IV Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) GAHR IV, as the sole member of Merger Sub, has approved this Agreement and the REIT Merger.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the GAHR IV Parties do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the GAHR IV Governing Documents or Merger Sub Governing Documents or (B) any equivalent organizational or governing documents of any other GAHR IV Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to GAHR IV or any GAHR IV Subsidiary or by which any property or asset of GAHR IV or any GAHR IV Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of GAHR IV or any GAHR IV Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of GAHR IV or any GAHR IV Subsidiary pursuant to, any Contract or Permit to which GAHR IV or any GAHR IV Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of the GAHR IV Parties do not, and the performance of this Agreement by each of the GAHR IV Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by such GAHR IV Parties, except (i) the filing with the SEC of (A) the GAHR IV Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this

Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) the filing of the Partnership Certificate of Merger with, and the acceptance for record of the Partnership Certificate of Merger by, the DE SOS pursuant to the DRULPA, (iv) the filing of Articles of Amendment and Restatement relating to the GAHR IV Charter Amendment with, and acceptance for record of such Articles of Amendment and Restatement, by the SDAT, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) the consents, authorizations, orders or approvals of each Governmental Authority or Agency listed in Section 8.1(a) of the GAHR IV Disclosure Letter and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect.

Section 5.4 Capital Structure.

(a) The authorized capital stock of GAHR IV consists of 1,000,000,000 shares of GAHR IV Common Stock, of which 900,000,000 are designated as GAHR IV Class T Common Stock and 100,000,000 are designated as GAHR IV Class I Common Stock, and 200,000,000 shares of preferred stock, $0.01 par value per share (“GAHR IV Preferred Stock”). At the close of business on June 22, 2021, (i) 76,069,129 shares of GAHR IV Class T Common Stock were issued and outstanding, (ii) 5,662,132 shares of GAHR IV Class I Common Stock were issued and outstanding, and (iii) no shares of GAHR IV Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of GAHR IV are duly authorized, validly issued, fully paid and nonassessable, and all shares of GAHR IV Common Stock to be issued in connection with the REIT Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.4(a), there is no other outstanding capital stock of GAHR IV.

(b) At the close of business on June 22, 2021, 5,662,132 GAHR IV Class I OP Units were issued and outstanding and 76,069,337 GAHR IV Class T OP Units were issued and outstanding. As of the date hereof, all the GAHR IV OP Units are held by GAHR IV or a Wholly Owned GAHR IV Subsidiary, free and clear of all Encumbrances other than Permitted Encumbrances and free of preemptive rights. All of the GAHR IV OP Units are duly authorized and validly issued.

(c) All of the outstanding shares of capital stock of each of the GAHR IV Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the GAHR IV Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the GAHR IV Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. GAHR IV or GAHR IV Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the GAHR IV Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of GAHR IV or any GAHR IV

Subsidiary (“GAHR IV Voting Debt”) issued and outstanding. There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which GAHR IV or any of the GAHR IV Subsidiaries is a party or by which any of them is bound obligating GAHR IV or any of the GAHR IV Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of GAHR IV or any GAHR IV Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) except as provided under the GAHR IV Share Repurchase Plan, redeem, repurchase or otherwise acquire any such shares of capital stock, GAHR IV Voting Debt or other equity interests.

(e) Neither GAHR IV nor any GAHR IV Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of GAHR IV or any of the GAHR IV Subsidiaries. Neither GAHR IV nor any GAHR IV Subsidiary has granted any registration rights on any of its capital stock. No GAHR IV Common Stock is owned by any GAHR IV Subsidiary.

(f) GAHR IV does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on the shares of GAHR IV Common Stock and any material dividends or other distributions on any securities of any GAHR IV Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h) All of the outstanding securities of the GAHR IV Parties were issued in compliance with applicable securities Laws.

Section 5.5 SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a) GAHR IV has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed by GAHR IV under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act since December 31, 2018 (the forms, documents, statements and reports filed with the SEC since December 31, 2018 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “GAHR IV SEC Documents”). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the GAHR IV SEC Documents (i) complied, or with respect to GAHR IV SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to GAHR IV SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the GAHR IV SEC Documents is, to the Knowledge of GAHR IV, the subject of ongoing SEC review and GAHR IV does not have any outstanding and unresolved comments from the SEC with respect to any GAHR IV SEC Documents. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of GAHR IV, threatened. None of the GAHR IV SEC Documents is the subject of any confidential treatment request by GAHR IV.

(b) Prior to the date hereof, GAHR IV has made available to GAHR III complete and correct copies of all written correspondence between the SEC, on one hand, and GAHR IV, on the other hand, since December 31, 2018. At all applicable times, GAHR IV has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(c) The consolidated audited and unaudited financial statements of GAHR IV and the GAHR IV Subsidiaries included, or incorporated by reference, in the GAHR IV SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later GAHR IV SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of GAHR IV and GAHR IV Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act, which such adjustments are not, in the aggregate, material to GAHR IV) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of GAHR IV and the GAHR IV Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, stockholders’ equity and cash flows of GAHR IV and the GAHR IV Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of GAHR IV, threatened, in each case regarding any accounting practices of GAHR IV.

(d) Since December 31, 2018, (A) GAHR IV has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by GAHR IV in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to GAHR IV’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GAHR IV required under the Exchange Act with respect to such reports, and

(B) such disclosure controls and procedures are effective in timely alerting GAHR IV’s management to material information required to be included in GAHR IV’s periodic reports required under the Exchange Act (if GAHR IV was required to file such reports). GAHR IV and GAHR IV Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. GAHR IV has disclosed to GAHR IV’s auditors and audit committee (and made summaries of such disclosures available to GAHR III) (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect GAHR IV’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of GAHR IV, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e) GAHR IV is not and none of the GAHR IV Subsidiaries are, a party to, and none of GAHR IV nor any GAHR IV Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among GAHR IV and any GAHR IV Subsidiary, on the one hand, and any unconsolidated Affiliate of GAHR IV or any GAHR IV Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, GAHR IV, any GAHR IV Subsidiary or GAHR IV’s or such GAHR IV Subsidiary’s audited financial statements or other GAHR IV SEC Documents.

(f) Neither GAHR IV nor any GAHR IV Subsidiary is required to be registered as an investment company under the Investment Company Act.

(g) Neither GAHR IV nor any GAHR IV Subsidiary nor, to the Knowledge of GAHR IV, any director, officer or Representative of GAHR IV or any GAHR IV Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Neither GAHR IV nor any GAHR IV Subsidiary has received any written communication that alleges that GAHR IV or any GAHR IV Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6 Absence of Certain Changes or Events. Since December 31, 2020 through the date of this Agreement, (a) GAHR IV and all GAHR IV Subsidiaries have conducted their respective business in all material respects in the ordinary course of business, (b) neither GAHR IV nor any GAHR IV Subsidiary has taken any action that would have been prohibited by Section 6.2(b) (Conduct of Business by GAHR IV) if taken from and after the date of this Agreement and (c) there has not been any GAHR IV Material Adverse Effect or any Circumstance that, individually or in the aggregate with all other Circumstances, would reasonably be expected to have a GAHR IV Material Adverse Effect.

Section 5.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of GAHR IV dated as of December 31, 2020 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since December 31, 2020, neither GAHR IV nor any GAHR IV Subsidiary has any liabilities or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a GAHR IV Material Adverse Effect.

Section 5.8 Permits; Compliance with Law.

(a) GAHR IV and each GAHR IV Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for GAHR IV and each GAHR IV Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the “GAHR IV Permits”), and all such GAHR IV Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the GAHR IV Permits, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect. No event has occurred with respect to any of the GAHR IV Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such GAHR IV Permits. To the Knowledge of GAHR IV, there is not pending any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of GAHR IV or the GAHR IV Subsidiaries that impairs the validity of any GAHR IV Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any GAHR IV Permit, except where the impairment or revocation of any such GAHR IV Permit, individually, or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect.

(b) Neither GAHR IV nor any GAHR IV Subsidiary is, and for the past three years has been, in conflict with, or in default or violation of (i) any Law applicable to GAHR IV or any GAHR IV Subsidiary or by which any property or asset of GAHR IV or any other GAHR IV Subsidiary is bound (except for compliance with Laws addressed in Section 5.10, Section 5.11 or Section 5.13, which are solely addressed in those sections), or (ii) any GAHR IV Permits, except, in each case, for any such conflicts, defaults or violations that have been cured, or that, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect.

Section 5.9 Litigation. There is no material Action or investigation to which GAHR IV or any GAHR IV Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of GAHR IV, threatened before any Governmental Authority, and, to the Knowledge of GAHR IV, there is no basis for any such action, suit, proceeding or investigation. None of GAHR IV and the GAHR IV Subsidiaries has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of GAHR IV or the GAHR IV Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which GAHR IV or any of the GAHR IV Subsidiaries is or was a party, or, to the Knowledge of GAHR IV, in any other proceeding, that enjoins or requires GAHR IV or any of the GAHR IV Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2020, none of GAHR IV, any GAHR IV Subsidiary or any Representative of the foregoing has received or made any settlement offer for any Action to which GAHR IV or any GAHR IV Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $100,000 individually.

Section 5.10 Properties.

(a) Section 5.10(a) of the GAHR IV Disclosure Letter lists the GAHR IV Properties, and sets forth the GAHR IV Party or applicable GAHR IV Subsidiary owning such property. Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports) copies of which policies and reports were made available for review to GAHR III prior to the date hereof: (A) GAHR IV or a GAHR IV Subsidiary owns fee simple title to, or a valid leasehold interest in, the GAHR IV Properties, free and clear of Encumbrances, except for Permitted Encumbrances; (B) except as has not had and would not, individually or in the aggregate, have a GAHR IV Material Adverse Effect, neither GAHR IV nor any GAHR IV Subsidiary has received written notice of any violation of any Law which has not been cured affecting any portion of any of the GAHR IV Properties issued by any Governmental Authority; and (C) except as would not, individually or in the aggregate, have a GAHR IV Material Adverse Effect, neither GAHR IV nor any GAHR IV Subsidiary has received notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the GAHR IV Properties or (2) zoning, building or similar Laws, codes, ordinances, orders or regulations that are or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the GAHR IV Properties or by the continued maintenance, operation or use of the parking areas.

(b) GAHR IV has not received written notice of, nor does GAHR IV have any Knowledge of, any latent defects or adverse physical conditions affecting any of the GAHR IV Properties or the improvements thereon, except as would not, individually or in the aggregate, have a GAHR IV Material Adverse Effect.

(c) GAHR IV and the GAHR IV Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property owned, used or held for use by them. Neither GAHR IV’s, nor the GAHR IV Subsidiaries’, ownership of any such personal property is subject to any Encumbrances, other than Permitted Encumbrances.

(d) A policy of title insurance has been issued for each GAHR IV Property insuring, as of the effective date of such insurance policy, (i) fee simple title interest held by GAHR IV or the applicable GAHR IV Subsidiary and (ii) to the Knowledge of GAHR IV, such insurance policies are in full force and effect, and no material claim has been made against any such policy that remains outstanding as of the date hereof.

Section 5.11 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect: (i) no notification, demand, directive, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been asserted or assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of GAHR IV, is threatened relating to any of the GAHR IV Parties, any of the GAHR IV Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law, any Environmental Permit or Hazardous Substance; (ii) the GAHR IV Parties, the other GAHR IV Subsidiaries and their respective properties are and have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) each of the GAHR IV Parties and each other GAHR IV Subsidiary is in possession of all Environmental Permits necessary for GAHR IV and each GAHR IV Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Environmental Permits, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect; (iv) any and all Hazardous Substances disposed of by GAHR IV and each GAHR IV Subsidiary was done so in accordance with all applicable Environmental Laws and Environmental Permits; (v) GAHR IV Parties, any of the GAHR IV Subsidiaries and their respective properties are not subject to any order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or Hazardous Substance; and (vi) there are no liabilities or obligations (and no asserted liability or obligations) of the GAHR IV Parties or any of the other GAHR IV Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12 Material Contracts.

(a) Prior to the date hereof, GAHR IV has made available to GAHR III (by posting to the Secure Data Room or by filing with the SEC as an exhibit to GAHR IV’s Annual Report on Form 10-K for the year ending December 31, 2020 or any subsequent current or periodic report) a true, correct and complete copy of each Contract in effect as of the date hereof to which GAHR IV or any GAHR IV Subsidiary is a party or by which any of its properties or assets are bound that:

(i) is required to be filed with the SEC as an exhibit to GAHR IV’s Annual Report on Form 10-K for the year ending December 31, 2020 or any subsequent current or periodic report;

(ii) is required to be described pursuant to Item 401 of Regulation S-K promulgated under the Securities Act;

(iii) obligates the GAHR IV Parties or any other GAHR IV Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000 and is not cancelable within 90 days without material penalty to the GAHR IV Parties or any other GAHR IV Subsidiary;

(iv) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the GAHR IV Parties or any other GAHR IV Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the GAHR IV Parties or any other GAHR IV Subsidiary or the geographic area in which the GAHR IV Parties or any other GAHR IV Subsidiary may conduct business;

(v) is a Contract that obligates the GAHR IV Parties or any other GAHR IV Subsidiary to indemnify any past or present directors, officers, or employees of the GAHR IV Parties or any other GAHR IV Subsidiary pursuant to which the GAHR IV Parties or any other GAHR IV Subsidiary is the indemnitor;

(vi) constitutes (A) an Indebtedness obligation of the GAHR IV Parties or any other GAHR IV Subsidiary with a principal amount as of the date hereof greater than $250,000 or (B) a Contract under which (1) any Person including GAHR IV or a GAHR IV Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of GAHR IV or GAHR IV Subsidiary or (2) GAHR IV or a GAHR IV Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including GAHR IV or another GAHR IV Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(vii) requires the GAHR IV Parties or any other GAHR IV Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $250,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(ix) constitutes a loan to any Person (other than a Wholly Owned GAHR IV Subsidiary) by GAHR IV or any GAHR IV Subsidiary in an amount in excess of $250,000;

(x) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the GAHR IV Parties or any other GAHR IV Subsidiary with a third party;

(xi) prohibits the pledging of the capital stock of GAHR IV or any GAHR IV Subsidiary or prohibits the issuance of guarantees by any GAHR IV Subsidiary;

(xii) contains covenants expressly limiting, in any material respect, the ability of GAHR IV or any GAHR IV Subsidiary to sell, transfer, pledge or otherwise dispose of any material assets or business of GAHR IV or any GAHR IV Subsidiary;

(xiii) contains restrictions on the ability of GAHR IV or any GAHR IV Subsidiary to pay dividends or other distributions (other than pursuant to the organizational documents of GAHR IV and GAHR IV Subsidiaries);

(xiv) is with a Governmental Authority;

(xv) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $250,000;

(xvi) is an employment Contract or consulting Contract;

(xvii) is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xviii) is a Contract with any professional employer organization, staffing agency, temporary employee agency, or similar company or service provider;

(xix) provides severance, retention, or transaction bonus payments, change-of-control payments, or similar compensation;

(xx) is a settlement agreement or release of claims with any current employee or with any former employee within the past five years;

(xxi) is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the GAHR IV Properties or that otherwise gives rights with regard to use of the GAHR IV Properties, in each case that could result in payments, individually or in the aggregate, in excess of $250,000; or

(xxii) is both (A) not made in the ordinary course of business and (B) material to GAHR IV and the GAHR IV Subsidiaries, taken as a whole.

(b) Each Contract in any of the categories set forth in Section 5.12(a) to which the GAHR IV Parties or any other GAHR IV Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “GAHR IV Material Contract.”

(c) Each GAHR IV Material Contract is legal, valid, binding and enforceable on the GAHR IV Parties and each other GAHR IV Subsidiary that is a party thereto and, to the Knowledge of GAHR IV, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). The GAHR IV Parties and each other GAHR IV Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each GAHR IV Material Contract and, to the Knowledge of GAHR IV, each other party thereto has performed all obligations required to be performed by it under such GAHR IV Material Contract prior to the date hereof. None of the GAHR IV Parties or any other GAHR IV Subsidiary, nor, to the Knowledge of GAHR IV, any other party thereto, is in breach or violation of, or default under, any GAHR IV Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any GAHR IV Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect. None of the GAHR IV Parties or any other GAHR IV Subsidiary has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any GAHR IV Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect. Since December 31, 2020, neither GAHR IV nor any GAHR IV Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any GAHR IV Material Contract.

(d) Section 5.12(c) of the GAHR IV Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any of the GAHR IV Properties on behalf of GAHR IV or any GAHR IV Subsidiary, and describes the property that is subject to such management agreement, GAHR IV or the applicable GAHR IV Subsidiary that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on GAHR IV or the applicable GAHR IV Subsidiary and relating thereto (collectively, the “GAHR IV Management Agreement Documents”). The true, correct and complete copies of all GAHR IV Management Agreement Documents have been made available to GAHR III prior to the date hereof. Each GAHR IV Management Agreement Document is valid, binding and in full force and effect as against GAHR IV or the applicable GAHR IV Subsidiary and, to the Knowledge of GAHR IV, as against the other party thereto. Neither GAHR IV nor any GAHR IV Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third-party manager or operator.

Section 5.13 Taxes.

(a) Each GAHR IV Party and each other GAHR IV Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each GAHR IV Party and each other GAHR IV Subsidiary has duly paid (or there has been paid on its behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by GAHR IV and each GAHR IV Subsidiary with respect to the taxable years ending on or after GAHR IV’s formation have been made available to GAHR III prior to the date hereof. To the Knowledge of GAHR IV, no written claim has been proposed by any Governmental Authority in any jurisdiction where GAHR IV or any GAHR IV Subsidiary do not file Tax Returns that GAHR IV or any GAHR IV Subsidiary is or may be subject to Tax by such jurisdiction.

(b) Beginning with its initial taxable year ending on December 31, 2016, and through and including the Closing Date (determined as if GAHR IV’s current taxable year ended immediately prior to Closing), GAHR IV (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for GAHR IV is expected to enable GAHR IV to continue to meet the requirements for qualification as a REIT through and including the Closing Date, without regard, however, to the distribution requirement described in Section 857(a) of the Code with respect to the taxable year, including the Closing, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in GAHR IV’s failure to qualify as a REIT, and no challenge to GAHR IV’s status as a REIT is pending or threatened in writing. No GAHR IV Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. GAHR IV’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year (other than the taxable year, including the Closing), taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than the sum of (i) GAHR IV’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) GAHR IV’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of GAHR IV, threatened with regard to any material Taxes or Tax Returns of GAHR IV or any GAHR IV Subsidiary; (ii) no material deficiency for Taxes of GAHR IV or any GAHR IV Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of GAHR IV, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect; (iii) neither GAHR IV nor any GAHR IV Subsidiary has, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither GAHR IV nor any GAHR IV Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither GAHR IV nor any GAHR IV Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each GAHR IV Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or a Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e) Neither GAHR IV nor any GAHR IV Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) Since its inception, GAHR IV and the GAHR IV Subsidiaries have not incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) GAHR IV has not, and none of the GAHR IV Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of GAHR IV no condition or circumstance exists, which presents a material risk that any material liability for Taxes described in clause (iii) of the preceding sentence or any liability for Taxes described in clause (i) or (ii) of the preceding sentence will be imposed upon GAHR IV or any GAHR IV Subsidiary.

(g) GAHR IV and the GAHR IV Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no GAHR IV Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of GAHR IV threatened to raise, a material claim against GAHR IV or any GAHR IV Subsidiary for any breach of any GAHR IV Tax Protection Agreements. As used herein, “GAHR IV Tax Protection Agreements” means any written agreement to which GAHR IV or any GAHR IV Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a GAHR IV Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a GAHR IV Subsidiary Partnership, GAHR IV or any GAHR IV Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “GAHR IV Subsidiary Partnership” means a GAHR IV Subsidiary that is a partnership for United States federal income tax purposes.

(i) There are no Tax Encumbrances upon any property or assets of GAHR IV or any GAHR IV Subsidiary except Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving GAHR IV or any GAHR IV Subsidiary, and after the Closing Date neither GAHR IV nor any other GAHR IV Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Neither GAHR IV nor any GAHR IV Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither GAHR IV nor any GAHR IV Subsidiary is subject to written ruling of a Governmental Authority.

(l) Neither GAHR IV nor any GAHR IV Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any GAHR IV Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m) Neither GAHR IV nor any GAHR IV Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) Neither GAHR IV nor any GAHR IV Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by GAHR IV or any GAHR IV Subsidiary (other than to GAHR IV or a GAHR IV Subsidiary) currently is in force with respect to any matter relating to Taxes.

(p) Neither GAHR IV nor any GAHR IV Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of GAHR IV is there any other fact or circumstance that could reasonably be expected to prevent, the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(q) GAHR IV is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 5.14 Intellectual Property. Neither GAHR IV nor any GAHR IV Subsidiary: (a) owns any registered trademarks, patents or copyrights, or (b) has any pending applications or registrations for any trademarks, patents or copyrights. Except as, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect, (i) no Intellectual Property used by GAHR IV or any GAHR IV Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of GAHR IV or any GAHR IV Subsidiary, and

(iii) GAHR IV and the GAHR IV Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of GAHR IV and the GAHR IV Subsidiaries as it is currently conducted. Since December 31, 2020, neither GAHR IV nor any GAHR IV Subsidiary has received any written or, to the Knowledge of GAHR IV, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 5.15 Information Privacy & Security. GAHR IV and any GAHR IV Subsidiary has adopted written policies and procedures with respect to privacy, data protection, security and the collection and use of Personal Information gathered or accessed in the course of the operations of GAHR IV and any GAHR IV Subsidiary, those policies and procedures are commercially reasonable and comply with applicable Information Privacy and Security Laws and contracts, and GAHR IV and any GAHR IV Subsidiary is in compliance with such policies and procedures. GAHR IV and any GAHR IV Subsidiary has disaster recovery plans, procedures and facilities in place that are appropriate to minimize the disruption of its business in the event of any material failure of any of the IT Assets in accordance with applicable legal requirements and customer contracts. GAHR IV and any GAHR IV Subsidiary has not experienced any data security breach of any IT Assets, that would constitute a breach for which notification to individuals, third parties and/or any Governmental Authority. GAHR IV and any GAHR IV Subsidiary has taken reasonable actions and measures to protect the confidentiality, integrity and security of its Personal Information and all of its IT Assets, against any unauthorized use, access, interruption, modification or corruption.

Section 5.16 Insurance. Section 5.16 of the GAHR IV Disclosure Letter sets forth a true and complete list of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for GAHR IV and the GAHR IV Subsidiaries (the “GAHR IV Insurance Policies”), which GAHR IV Insurance Policies are of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of GAHR IV and GAHR IV Subsidiaries and sufficient to allow each to replace any of its assets that might be damaged or destroyed, subject to commercially reasonable deductibles and retentions. Each GAHR IV Insurance Policy is in full force and effect. Except as, individually or in the aggregate, would not reasonably be expected to have a GAHR IV Material Adverse Effect, all premiums due and payable under all GAHR IV Insurance Policies have been paid, and GAHR IV and the GAHR IV Subsidiaries have otherwise complied in all material respects with the terms and conditions of all GAHR IV Insurance Policies and all claims, events and occurrences that may be covered under any GAHR IV Insurance Policy have been noticed pursuant to the conditions in such policy. No written notice of cancellation or termination has been received by GAHR IV or any GAHR IV Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. GAHR IV has made available to GAHR III true and correct copies of all GAHR IV Insurance Policies prior to the date hereof. No GAHR IV Insurance Policies are written on retrospective, audited or similar premium basis.

Section 5.17 Benefit Plans. Neither GAHR IV nor any GAHR IV Subsidiary has, or has ever had, any employees or sponsored or maintained any Employee Benefit Plans other than the Griffin-American Healthcare REIT IV, Inc. 2015 Incentive Plan.

Section 5.18 Related-Party Transactions. Except as described in the GAHR IV SEC Documents filed with or furnished to the SEC on or after December 31, 2018 and prior to the date hereof (the “GAHR IV Related Party Agreements”), no agreements, arrangements or understandings between any of the GAHR IV Parties or any other GAHR IV Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among GAHR IV and GAHR IV Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.19 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.19 of the GAHR IV Disclosure Letter, each in a fee amount not to exceed the amount set forth in Section 5.19 of the GAHR IV Disclosure Letter, pursuant to the terms of the engagement letter between GAHR IV and such Person, true, correct and complete copies of which have been provided to GAHR III prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the GAHR IV Parties or any other GAHR IV Subsidiary.

Section 5.20 Opinion of Financial Advisor. The GAHR IV Special Committee has received the oral opinion of Truist Securities Inc. (which was confirmed in writing, as of the date of this Agreement), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio in the REIT Merger is fair, from a financial point of view, to GAHR IV. GAHR IV will deliver to GAHR III a complete and correct copy of such opinion promptly after receipt thereof by the GAHR III Special Committee solely for informational purposes.

Section 5.21 Takeover Statutes. None of GAHR IV or any GAHR IV Subsidiary is, nor at any time during the last two years has been, an “interested stockholder” of GAHR III as defined in Section 3-601 of the MGCL. The GAHR IV Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the REIT Merger. No other Takeover Statutes are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of GAHR IV Common Stock with respect to the REIT Merger and the other transactions contemplated by this Agreement.

Section 5.22 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by GAHR IV.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement and the other documents, agreements, certificates and other instruments contemplated hereby, Merger Sub has not, and will not have prior to the REIT Merger Effective Time, incurred, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever.

Section 5.23 Information Supplied. None of the information supplied or to be supplied in writing by or on behalf of the GAHR IV Parties or any GAHR IV Subsidiary for inclusion or incorporation by reference in (a) the GAHR IV Proxy Statement will, at the time it is first mailed to the GAHR IV stockholders, at the time of the GAHR IV Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the REIT Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Form S-4 will, at the time such document is declared effective by the SEC, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that GAHR IV is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to GAHR IV and the GAHR IV Subsidiaries (or other information supplied by or on behalf of GAHR IV or any GAHR IV Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by or on behalf of the GAHR III Parties.

Section 5.24 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article V or any document, agreement, certificate or other instrument contemplated hereby, none of the GAHR IV Parties or any other Person on behalf of a GAHR IV Party has made any representation or warranty, expressed or implied, with respect to the GAHR IV Parties or any other GAHR IV Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the GAHR IV Parties or any other GAHR IV Subsidiary. In particular, without limiting the foregoing disclaimer, none of the GAHR IV Parties or any other Person on behalf of a GAHR IV Party makes or has made any representation or warranty to any GAHR III Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the GAHR IV Parties in this Article V or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the GAHR III Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the GAHR IV Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the GAHR IV Parties acknowledge and agree that none of the GAHR III Parties or any other Person on behalf of a GAHR III Party has made or is making any representations or warranties relating to the GAHR III Parties whatsoever, express or implied, beyond those expressly given by the GAHR III Parties in Article IV or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any GAHR III Party furnished or made available to the GAHR IV Parties or any of their respective Representatives.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1 Conduct of Business by GAHR III.

(a) GAHR III covenants and agrees that, between the date of this Agreement and the earlier to occur of the REIT Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the GAHR IV Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned) (it being understood that any action of Trilogy REIT Holdings, LLC, a GAHR III Subsidiary (“Trilogy”), taken in the ordinary course, that does not or would not reasonably be expected to constitute a Major Decision (as such term is defined in the First Amended and Restated Limited Liability Company Agreement of Trilogy, dated as of October 1, 2018 (the “Trilogy LLC Agreement”)) or otherwise require the consent of any Qualifying Member (as such term is defined in the Trilogy LLC Agreement) or any other third party, shall not require advance written consent of the GAHR IV Special Committee), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or as may be expressly required by the Contribution Agreement, or (4) as set forth in Section 6.1(b) of the GAHR III Disclosure Letter, each of the GAHR III Parties shall, and shall cause each of the other GAHR III Subsidiaries to, (i) use commercially reasonable efforts to conduct its business in all material respects in the ordinary course, and (ii) use all reasonable best efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of GAHR III as a REIT.

(b) Without limiting the foregoing, GAHR III covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the GAHR IV Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned) (it being understood that any action of Trilogy, taken in the ordinary course that does not or would not reasonably be expected to constitute a Major Decision (as such term is defined in the Trilogy LLC Agreement) or otherwise require the consent of any Qualifying Member (as such term is defined in the Trilogy LLC Agreement) or any other third party, shall not require advance written consent of the GAHR IV Special Committee), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement or as may be expressly required by the Contribution Agreement, or (4) as set forth in Section 6.1(b) of the GAHR III Disclosure Letter, the GAHR III Parties shall not, and shall not cause or permit any other GAHR III Subsidiary to, do any of the following:

(i) (A) amend or propose to amend the GAHR III Governing Documents, (B) amend or propose to amend such equivalent organizational or governing documents of any GAHR III Subsidiary material to GAHR III and the GAHR III Subsidiaries, (C) amend the GAHR III DRP or the GAHR III Share Repurchase Plan in a manner material to GAHR III (it being understood that GAHR III’s reinstatement of the GAHR III Share Repurchase Plan would not constitute a material amendment to such GAHR III Share Repurchase Plan), or (D) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the GAHR III Charter) under the GAHR III Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of GAHR III or any GAHR III Subsidiary (other than any Wholly Owned GAHR III Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of GAHR III or any GAHR III Subsidiary or other equity securities or ownership interests in GAHR III or any GAHR III Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment of dividends or other distributions to GAHR III by any Wholly Owned GAHR III Subsidiary and (B) distributions by any GAHR III Subsidiary that is not wholly owned, directly or indirectly, by GAHR III, in accordance with the requirements of the organizational documents of such GAHR III Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b), GAHR III and any GAHR III Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for GAHR III to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) except as required under the Contribution Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of GAHR III or a GAHR III Subsidiary; provided, that, after the filing of the Form S-4, GAHR III may effect redemptions upon a stockholder’s death or “qualifying disability” in accordance with the GAHR III Share Repurchase Plan;

(v) except for transactions among GAHR III and one or more Wholly Owned GAHR III Subsidiaries or among one or more Wholly Owned GAHR III Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of GAHR III or any of the GAHR III Subsidiaries’ capital stock (including the GAHR III OP Units) or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of GAHR III or any of the GAHR III Subsidiaries’ capital stock or other equity interests;

(vi) acquire or agree to acquire any material assets, except (A) acquisitions by GAHR III or any Wholly Owned GAHR III Subsidiary of or from an existing Wholly Owned GAHR III Subsidiary, (B) acquisitions described in Section 6.1(b)(vi) of the GAHR III Disclosure Letter, and (C) other acquisitions of personal property for a purchase price of less than $2,000,000 in the aggregate;

(vii) except as described in Section 6.1(b)(vii) of the GAHR III Disclosure Letter, sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any Contract to which GAHR III or any GAHR III Subsidiary is a party shall be considered to be done in the ordinary course of business;

(viii) incur, create, assume, guarantee, refinance, replace or prepay any Indebtedness for borrowed money or issue or materially amend the terms of any Indebtedness of GAHR III or any of the GAHR III Subsidiaries, except (A) Indebtedness incurred under GAHR III’s existing Debt Facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)), (B) funding any transactions permitted by this Section 6.1(b), (C) Indebtedness that does not, in the aggregate, exceed $1,000,000; and (D) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on GAHR III compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, other than in the ordinary course of business and other than by GAHR III or a Wholly Owned GAHR III Subsidiary to GAHR III or a Wholly Owned GAHR III Subsidiary;

(x) other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any GAHR III Material Contract (or any Contract that, if existing as of the date hereof, would be a GAHR III Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing GAHR III Material Contract that occurs automatically without any action (other than notice of renewal) by GAHR III or any GAHR III Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi) make any payment, direct or indirect, of any liability of GAHR III or any GAHR III Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of GAHR III made available to GAHR IV prior to the date of this Agreement or (y) that do not exceed $200,000 individually or $500,000 in the aggregate, (B) do not involve the imposition of injunctive relief against GAHR III or any GAHR III Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by GAHR III or any of the GAHR III Subsidiaries and (D) with respect to any Action involving any present, former or purported holder or group of holders of GAHR III Common Stock in accordance with Section 7.6(c) (excluding in each case any such matter related to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xviii));

(xiii) except in connection with the AHI Platform Acquisition and as expressly provided for in the Contribution Agreement and related documents shared with GAHR IV prior to or on the date hereof, (A) hire or, except where due to cause, terminate any officer of GAHR III or any GAHR III Subsidiary, (B) increase in any manner the amount, rate or terms of compensation or benefits, in each case in any material respect, of any of GAHR III’s directors, officers or employees except for increases in annual compensation or wage rate in the ordinary course of business or as set forth in such individual’s Contract or as may be required to comply with applicable Law, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Employee Benefit Plan or other compensation or employee benefits arrangement, except in the ordinary course in conjunction with annual Employee Benefit Plan renewals or as may be required to comply with applicable Law;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv) enter into any new line of business;

(xvi) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled-investment vehicles;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) enter into or modify in a manner adverse to GAHR III any GAHR III Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund or give or request any waiver of a statute of limitation with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve GAHR III’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any GAHR III Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause GAHR III to fail to qualify as a REIT or any GAHR III Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts or for emergency repairs;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) or Section 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to GAHR III or to prevent or impair the ability of the GAHR III Parties to consummate the Mergers;

(xxii) amend or modify the engagement letters entered into with the Persons listed on Section 4.19 of the GAHR III Disclosure Letter, in a manner adverse to GAHR III or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii) permit any Encumbrances, except Permitted Encumbrances;

(xxiv) materially modify or reduce the amount of any insurance coverage provided by the GAHR III Insurance Policies;

(xxv) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the GAHR III Common Stock with respect to the Mergers;

(xxvi) enter into any transaction disclosable under Item 404(a) of Regulation S-K promulgated under the Exchange Act except in the ordinary course of business or as provided for in this Agreement;

(xxvii) amend, modify or waive any right under any Contract relating to the AHI Platform Acquisition, modify the consideration to be paid for the AHI Platform Acquisition or fail to notify GAHR IV of any material delays, inability to obtain required consents or failure to meet any closing obligations relating to the AHI Platform Acquisition; or

(xxviii) authorize, or enter into any Contract to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit GAHR III from taking any action, or refraining to take any action, at any time or from time to time, if in the reasonable judgment of the GAHR III Board, upon advice of counsel to GAHR III, such action or inaction is reasonably necessary (i) for GAHR III to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that GAHR III or any GAHR III Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of GAHR III in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii).

Section 6.2 Conduct of Business by GAHR IV.

(a) GAHR IV covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the GAHR III Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2(b) of the GAHR IV Disclosure Letter, each of the GAHR IV Parties shall, and shall cause each of the other GAHR IV Subsidiaries to, (i) use commercially reasonable efforts to conduct its business in all material respects in the ordinary course, and (ii) use all reasonable best efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (B) maintain the status of GAHR IV as a REIT.

(b) Without limiting the foregoing, GAHR IV covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by the GAHR III Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned), (3) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (4) as set forth in Section 6.2(b) of the GAHR IV Disclosure Letter, the GAHR IV Parties shall not, and shall not cause or permit any other GAHR IV Subsidiary to, do any of the following:

(i) (A) amend or propose to amend the GAHR IV Governing Documents, (B) amend or propose to amend such equivalent organizational or governing documents of any GAHR IV Subsidiary material to GAHR IV and the GAHR IV Subsidiaries, (C) amend the GAHR IV DRP or the GAHR IV Share Repurchase Plan in a manner material to GAHR IV (it being understood that GAHR IV’s reinstatement of the GAHR IV Share Repurchase Plan would not constitute a material amendment to the GAHR IV Share Repurchase Plan), or (D) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the GAHR IV Charter) under the GAHR IV Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of GAHR IV or any GAHR IV Subsidiary (other than any Wholly Owned GAHR IV Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of GAHR IV or any GAHR IV Subsidiary or other equity securities or ownership interests in GAHR IV or any GAHR IV Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment of dividends or other distributions to GAHR IV by any Wholly Owned GAHR IV Subsidiary, and (B) distributions by any GAHR IV Subsidiary that is not wholly owned, directly or indirectly, by GAHR IV, in accordance with the requirements of the organizational documents of such GAHR IV Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b), GAHR IV and any GAHR IV Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for GAHR IV to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of GAHR IV or a GAHR IV Subsidiary; provided, that, after the filing of the Form S-4, GAHR IV may effect redemptions upon a stockholder’s death or “qualifying disability” in accordance with the GAHR IV Share Repurchase Plan;

(v) except for transactions among GAHR IV and one or more Wholly Owned GAHR IV Subsidiaries or among one or more Wholly Owned GAHR IV Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of GAHR IV or any of the GAHR IV Subsidiaries’ capital stock (including the GAHR IV OP Units) or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of GAHR IV or any of the GAHR IV Subsidiaries’ capital stock or other equity interests;

(vi) acquire or agree to acquire any material assets, except (A) acquisitions by GAHR IV or any Wholly Owned GAHR IV Subsidiary of or from an existing Wholly Owned GAHR IV Subsidiary, (B) acquisitions described in Section 6.2(b)(vi) of the GAHR IV Disclosure Letter, and (C) other acquisitions of personal property for a purchase price of less than $1,000,000 in the aggregate;

(vii) except as described in Section 6.2(b)(vii) of the GAHR IV Disclosure Letter, sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except in the ordinary course of business, provided that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any Contract to which GAHR IV or any GAHR IV Subsidiary is a party shall be considered to be done in the ordinary course of business;

(viii) incur, create, assume, guarantee, refinance, replace or prepay any Indebtedness for borrowed money or issue or materially amend the terms of any Indebtedness of GAHR IV or any of the GAHR IV Subsidiaries, except (A) Indebtedness incurred under GAHR IV’s existing Debt Facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted by Section 6.2(b)(iii)), (B) funding any transactions permitted by this Section 6.2(b), (C) Indebtedness that does not, in the aggregate, exceed $500,000; and (D) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on GAHR IV compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, other than by GAHR IV or a Wholly Owned GAHR IV Subsidiary to GAHR IV or a Wholly Owned GAHR IV Subsidiary;

(x) other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any GAHR IV Material Contract (or any Contract that, if existing as of the date hereof, would be a GAHR IV Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing GAHR IV Material Contract that occurs automatically without any action (other than notice of renewal) by GAHR IV or any GAHR IV Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(xi) make any payment, direct or indirect, of any liability of GAHR IV or any GAHR IV Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of GAHR IV made available to GAHR III prior to the date of this Agreement or (y) that do not exceed $100,000 individually or $250,000 in the aggregate, (B) do not involve the imposition of injunctive relief against GAHR IV or any GAHR IV Subsidiary or the Surviving Entity, (C) do not provide for any admission of material liability by GAHR IV or any of the GAHR IV Subsidiaries and (D) with respect to any Action involving any present, former or purported holder or group of holders of GAHR IV Common Stock, comply with Section 7.6(c) (excluding in each case any such matter related to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.2(b)(xviii));

(xiii) (A) hire or, except where due to cause, terminate any officer of GAHR IV or any GAHR IV Subsidiary, (B) materially increase in any manner the compensation or benefits of any of GAHR IV’s directors, or (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement Contract or Employee Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xv) enter into any new line of business;

(xvi) form any new funds, joint ventures or non-traded real estate investment trusts or other pooled-investment vehicles;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii) enter into or modify in a manner adverse to GAHR IV any GAHR IV Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund or give or request any waiver of a statute of limitation with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve GAHR IV’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any GAHR IV Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause GAHR IV to fail to qualify as a REIT or any GAHR IV Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) make or commit to make any capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts or for emergency repairs;

(xxi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.2(b)(vi) or Section 6.2(b)(vii) in a manner that would not reasonably be expected to be materially adverse to GAHR IV or to prevent or impair the ability of the GAHR IV Parties to consummate the Mergers;

(xxii) amend or modify the engagement letters entered into with the Persons listed on Section 5.19 of the GAHR IV Disclosure Letter in a manner adverse to GAHR IV or engage other financial advisers in connection with the transactions contemplated by this Agreement;

(xxiii) permit any Encumbrances, except Permitted Encumbrances;

(xxiv) materially modify or reduce the amount of any insurance coverage provided by the GAHR IV Insurance Policies;

(xxv) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the GAHR IV Common Stock with respect to the Mergers;

(xxvi) enter into any transaction disclosable under Item 404(a) of Regulation S-K promulgated under the Exchange Act except in the ordinary course of business or as provided for in this Agreement; or

(xxvii) authorize, or enter into any Contract to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit GAHR IV from taking any action, or refraining to take any action, at any time or from time to time, if in the reasonable judgment of the GAHR IV Board, upon advice of counsel to GAHR IV, such action or inaction is reasonably necessary (i) for GAHR IV to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that GAHR IV or any GAHR IV Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of GAHR IV in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii).

Section 6.3 No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (a) GAHR III, directly or indirectly, the right to control or direct GAHR IV or any GAHR IV Subsidiary’s operations prior to the REIT Merger Effective Time, or (b) GAHR IV, directly or indirectly, the right to control or direct GAHR III or any GAHR III Subsidiary’s operations prior to the REIT Merger Effective Time. Prior to the REIT Merger Effective Time, (i) GAHR IV shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the GAHR IV Subsidiaries’ respective operations and (ii) GAHR III shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the GAHR III Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Form S-4, the GAHR III Proxy Statement and the GAHR IV Proxy Statement; Stockholder Approval.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) GAHR III shall prepare and cause to be filed with the SEC the GAHR III Proxy Statement in preliminary form with respect to the GAHR III Stockholders Meeting, (ii) GAHR IV shall prepare and cause to be filed with the SEC the GAHR IV Proxy Statement in preliminary form with respect to the GAHR IV Stockholders Meeting and (iii) GAHR IV shall prepare (with GAHR III’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (the “Form S-4”), which will include the GAHR III Proxy Statement and GAHR IV Proxy Statement, to register under the Securities Act the shares of GAHR IV Common Stock to be issued in the REIT Merger (the “Registered Securities”). Each of GAHR III and GAHR IV shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to permit the GAHR IV Common Stock to be issued in the REIT Merger, unless this Agreement is terminated pursuant to Article IX. Each of GAHR III and GAHR IV shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to such other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4, the GAHR III Proxy Statement and the GAHR IV Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4, the GAHR III Proxy Statement and the GAHR IV Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of GAHR III and GAHR IV shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4, the GAHR III Proxy Statement or the GAHR IV Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4, the GAHR III Proxy Statement or the GAHR IV Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4, the GAHR III Proxy Statement or the GAHR IV Proxy Statement received from the SEC. Each of GAHR III and GAHR IV shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4, the GAHR III Proxy Statement or the GAHR IV Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC or responding to any comments of the SEC with respect thereto, each of GAHR III and GAHR IV shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. GAHR IV shall notify GAHR III, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and GAHR IV and GAHR III shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. GAHR IV shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and GAHR III shall furnish all information concerning GAHR III and its stockholders as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the GAHR III Stockholder Approval or the GAHR IV Stockholder Approval, any information relating to GAHR III or GAHR IV, as the case may be, or any of their respective Affiliates, should be discovered by GAHR III or GAHR IV which, in the reasonable judgment of GAHR III or GAHR IV, should be set forth in an amendment of, or a supplement to, any of the Form S-4, the GAHR III Proxy Statement or the GAHR IV Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and GAHR III and GAHR IV shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4, the GAHR III Proxy Statement or the GAHR IV Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of GAHR III and GAHR IV. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.22, Section 5.23 and this Section 7.1, any information concerning or related to GAHR IV, its Affiliates or the GAHR IV Stockholders Meeting will be deemed to have been provided by GAHR IV, and any information concerning or related to GAHR III, its Affiliates or the GAHR III Stockholders Meeting will be deemed to have been provided by GAHR III.

(c) As promptly as practicable following the date of this Agreement, GAHR III shall, in accordance with applicable Law and the GAHR III Governing Documents, establish a record date for, duly call, give notice of, convene and hold the GAHR III Stockholders Meeting for the purpose of obtaining the GAHR III Stockholder Approval (and other matters that shall be submitted to the holders of GAHR III Common Stock at such meeting, it being agreed that the effectiveness of the proposals to approve the GAHR III Charter Amendment and the REIT Merger shall not be cross-conditioned on the approval of any other matters submitted to the holders of GAHR III Common Stock at such meeting); provided, that such record date shall not be more than 90 days prior to the date of the GAHR III Stockholders Meeting. GAHR III shall use its reasonable best efforts to cause the definitive GAHR III Proxy Statement to be mailed to GAHR III’s stockholders entitled to vote at the GAHR III Stockholders Meeting and to hold the GAHR III Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. GAHR III shall, through the GAHR III Board, recommend to its stockholders that they give the GAHR III Stockholder Approval, include the GAHR III Board Recommendation in the GAHR III Proxy Statement and solicit and use its reasonable best efforts to obtain the GAHR III Stockholder Approval, except to the extent that the GAHR III Board shall have made a GAHR III Adverse Recommendation Change as permitted by Section 7.3(d); provided, however, that GAHR III’s obligation to duly call, give notice of, convene and hold the GAHR III Stockholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any GAHR III Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the GAHR III Stockholders Meeting is scheduled, GAHR III has not received proxies representing a sufficient number of shares of GAHR III Common Stock to obtain the GAHR III Stockholder Approval, whether or not a quorum is present, GAHR III shall have the right to make one or more successive postponements or adjournments of the GAHR III Stockholders Meeting (provided, however, that the GAHR III Stockholders Meeting shall not be postponed or adjourned to a date that is (i) more than 30 days after the date for which the GAHR III Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) more than 120 days from the record date for the GAHR III Stockholders Meeting); provided, further, the GAHR III Stockholders Meeting may not be postponed or adjourned on the date the GAHR III Stockholders Meeting is scheduled if GAHR III shall have received proxies in respect of an aggregate number of shares of GAHR III Common Stock, which have not been withdrawn, such that GAHR III Stockholder Approval would be obtained at such meeting.

(d) As promptly as practicable following the date of this Agreement, GAHR IV shall, in accordance with applicable Law and the GAHR IV Governing Documents, establish a record date for, duly call, give notice of, convene and hold the GAHR IV Stockholders Meeting for the purpose of obtaining the GAHR IV Stockholder Approval (and other matters that shall be submitted to the holders of GAHR IV Common Stock at such meeting); provided, that such record date shall not be more than 90 days prior to the date of the GAHR IV Stockholders Meeting. GAHR IV shall use its reasonable best efforts to cause the definitive GAHR IV Proxy Statement to be mailed to GAHR IV’s stockholders entitled to vote at the GAHR IV Stockholders Meeting and to hold the GAHR IV Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. GAHR IV shall, through the GAHR IV Board, recommend to its stockholders that they give the GAHR IV Stockholder Approval, include the GAHR IV Board Recommendation in the GAHR IV Proxy Statement and solicit and use its reasonable best efforts to obtain the GAHR IV Stockholder Approval, except to the extent that the GAHR IV Board shall have made a GAHR IV Adverse Recommendation Change as permitted by Section 7.3(d); provided, however, that GAHR IV’s obligation to duly call, give notice of, convene and hold the GAHR IV Stockholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any GAHR IV Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(d) if, on a date for which the GAHR IV Stockholders Meeting is scheduled, GAHR IV has not received proxies representing a sufficient number of shares of GAHR IV Common Stock to obtain the GAHR IV Stockholder Approval, whether or not a quorum is present, GAHR IV shall have the right to make one or more successive postponements or adjournments of the GAHR IV Stockholders Meeting (provided, however, that the GAHR IV Stockholders Meeting shall not be postponed or adjourned to a date that is (i) more than 30 days after the date for which the GAHR IV Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) more than 120 days from the record date for the GAHR IV Stockholders Meeting); provided, further, the GAHR IV Stockholders Meeting may not be postponed or adjourned on the date the GAHR IV Stockholders Meeting is scheduled if GAHR IV shall have received proxies in respect of an aggregate number of shares of GAHR IV Common Stock, which have not been withdrawn, such that GAHR IV Stockholder Approval would be obtained at such meeting.

Section 7.2 Access to Information; Confidentiality.

(a) During the period from the date of this Agreement to and including the REIT Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties (i) any information concerning such Party or its respective subsidiaries (including with respect to any pending or threatened Action) as the other Party may reasonably request and (ii) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of any GAHR III Proxy Statement or GAHR IV Proxy Statement, prior to the GAHR III Stockholders Meeting or the GAHR IV Stockholders Meeting and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (D) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the REIT Merger Effective Time, the Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any of the other Parties or any other of their respective subsidiaries has a business relationship regarding the business of the other Parties and their respective subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party (provided, that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict the Parties from contacting such parties in pursuing the business of the Parties operating in the ordinary course).

(b) Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation of Transactions; Change in Recommendation.

(a) Except as expressly permitted by this Section 7.3, during the Interim Period, GAHR III shall (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal, or any inquiry or proposal that may be reasonably expected to lead to a Competing Proposal, request that any such Person and its Representatives promptly return or destroy all confidential information concerning GAHR III or any of the GAHR III Subsidiaries and immediately terminate all physical and electronic dataroom access granted to any such Person or its Representatives and (ii) not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage, provide any nonpublic information to, or take any other action for the purpose of facilitating, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal.

(b) Notwithstanding anything to the contrary contained in this Section 7.3, (i) if at any time on or after the date of this Agreement and prior to obtaining the GAHR III Stockholder Approval, GAHR III or any of the GAHR III Subsidiaries or their respective Representatives receives an unsolicited written Competing Proposal from any Person or group of Persons that the GAHR III Special Committee determines in good faith, after consultation with outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, which Competing Proposal was made in circumstances not otherwise involving a breach of this Agreement, and (ii) the GAHR III Special Committee has determined in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with the duties of the directors of GAHR III under applicable Maryland Law, GAHR III may or may cause its respective Representatives to, in response to such Competing Proposal, and subject to compliance with this Section 7.3(b), (A) contact such Person or group of Persons to clarify the terms and conditions thereof, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to GAHR III and the GAHR III Subsidiaries to the Person or group of Persons who has made such Competing Proposal, provided that GAHR III shall prior to or concurrently with the time such information is provided to such Person or group of Persons provide to GAHR IV any non-public information concerning GAHR III or any of the GAHR III Subsidiaries that is provided to any Person given such access which was not previously provided to GAHR IV or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal.

(c) GAHR III shall promptly, and in any event no later than 24 hours after receipt of any Competing Proposal or request for non-public information in connection therewith, as applicable, (i) advise GAHR IV in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal, the material terms of such Competing Proposal or request for confidential information and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information and (ii) keep GAHR IV promptly advised, on a current basis, of all material developments (including all changes to the material terms of any Competing Proposal), discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. GAHR III agrees that it and the GAHR III Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the execution of this Agreement which prohibits it or a GAHR III Subsidiary from providing any information required to be provided to GAHR IV in accordance with this Section 7.3(c) within the time periods contemplated hereby.

(d) Except as expressly permitted by this Section 7.3(d), the GAHR III Board shall not (i)(A) fail to recommend to its stockholders that the GAHR III Stockholder Approval be given or fail to include the GAHR III Board Recommendation in the GAHR III Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the GAHR III Board Recommendation, (C) if a tender offer or exchange offer for any shares of GAHR III Common Stock that constitutes a Competing Proposal (other than by GAHR IV or any of its Affiliates) is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of GAHR III or fail to reaffirm publicly the GAHR III Board Recommendation within ten Business Days of being requested to do so by GAHR IV or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the Stockholders of GAHR III a Competing Proposal (actions described in this clause (i) being referred to as a “GAHR III Adverse Recommendation Change”) or (ii) authorize, cause or permit GAHR III or any of the GAHR III Subsidiaries to enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an “Acquisition Agreement”). Notwithstanding anything to the contrary herein, prior to the time the GAHR III Stockholder Approval is obtained, the GAHR III Special Committee may, on behalf of the GAHR III Board, make (but in each case, subject to compliance with this Section 7.3(d) and Section 7.3(a)-Section 7.3(c)), a GAHR III Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(ii)(Superior Proposal) to enter into a definitive Acquisition Agreement that constitutes a Superior Proposal, if and only if, (A) a bona fide written Competing Proposal that was not solicited in violation of this Section 7.3 is made to GAHR III by a third party and such Competing Proposal is not withdrawn, and (B) prior to taking such action, the GAHR III Special Committee has determined in good faith (y) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of GAHR III under applicable Maryland Law and (z) after consultation with outside legal counsel and outside financial advisors, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (1) GAHR III has given GAHR IV at least five Business Days’ prior written notice of its intention to take such action (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(c) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (2) GAHR IV and GAHR III have negotiated, and have caused their respective Representatives to negotiate, in good faith with the other Party and its Representatives, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the GAHR III Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by GAHR IV and shall have determined that, after consultation with outside financial advisors and outside legal counsel, the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any change to the material terms of such Superior Proposal, GAHR III shall, in each case, have delivered to GAHR IV an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced. Unless this Agreement has been terminated in accordance with Section 9.1(c)(ii), the GAHR III Board shall submit the REIT Merger and the GAHR III Charter Amendment to its stockholders even if the GAHR III Board shall have effected a GAHR III Adverse Recommendation Change, and the GAHR III Board may not submit to the vote of their stockholders any Competing Proposal other than the transactions contemplated by this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before the GAHR III Stockholder Approval is obtained, the GAHR III Special Committee may, if the GAHR III Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties of the directors of GAHR III under applicable Maryland Law, make a GAHR III Adverse Recommendation Change on behalf of the GAHR III Board in response to a GAHR III Intervening Event; provided, that, (i) prior to making such GAHR III Adverse Recommendation Change, GAHR III shall have (A) promptly notified GAHR IV in writing of its intention to take such action (it being understood that such a notification shall not, itself, constitute a GAHR III Adverse Recommendation Change), and (B) negotiated in good faith with GAHR IV and its Representatives (if requested by GAHR IV in writing) for five Business Days following such notice regarding any revisions to the terms of this Agreement proposed by GAHR IV, to the extent GAHR IV wishes to negotiate, and (ii) the GAHR III Special Committee shall not effect any GAHR III Adverse Recommendation Change involving or relating to a GAHR III Intervening Event unless, after the period of five Business Days described in the foregoing clause (B), the GAHR III Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the duties of the directors of GAHR III under applicable Maryland Law.

(f) Except to the extent expressly provided in this Section 7.3, nothing in this Section 7.3 shall prohibit the GAHR III Board from: (i) taking and disclosing to the stockholders of GAHR III, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the stockholders of GAHR III pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the GAHR III Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of GAHR III under applicable Maryland Law; provided that any disclosure (other than those made pursuant to clause (ii) of this Section 7.3(f)) permitted under this Section 7.3(f) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the GAHR III Board Recommendation shall be deemed a GAHR III Adverse Recommendation Change; and provided, further, that the GAHR III Board shall not, except as expressly permitted by Section 7.3(d)-Section 7.3(e), effect a GAHR III Adverse Recommendation Change.

(g) Except as expressly permitted by this Section 7.3, during the Interim Period, GAHR IV shall (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal, or any inquiry or proposal that may be reasonably expected to lead to a Competing Proposal, request that any such Person and its Representatives promptly return or destroy all confidential information concerning GAHR IV or any of the GAHR IV Subsidiaries and immediately terminate all physical and electronic dataroom access granted to any such Person or its Representatives and (ii) not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage, provide any nonpublic information to, or take any other action for the purpose of facilitating, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other agreement with respect to a Competing Proposal.

(h) Notwithstanding anything to the contrary contained in this Section 7.3, (i) if at any time on or after the date of this Agreement and prior to obtaining the GAHR IV Stockholder Approval, GAHR IV or any of the GAHR IV Subsidiaries or their respective Representatives receives an unsolicited written Competing Proposal from any Person or group of Persons that the GAHR IV Special Committee determines in good faith, after consultation with outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal, which Competing Proposal was made in circumstances not otherwise involving a breach of this Agreement, and (ii) the GAHR IV Special Committee has determined in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be inconsistent with the duties of the directors of GAHR IV under applicable Maryland Law, GAHR IV may or may cause its respective Representatives to, in response to such Competing Proposal, and subject to compliance with this Section 7.3(h), (A) contact such Person or group of Persons to clarify the terms and conditions thereof, (B) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to GAHR IV and the GAHR IV Subsidiaries to the Person or group of Persons who has made such Competing Proposal, provided that GAHR IV shall prior to or concurrently with the time such information is provided to such Person or group of Persons provide to GAHR III any non-public information concerning GAHR IV or any of the GAHR IV Subsidiaries that is provided to any Person given such access which was not previously provided to GAHR III or its Representatives and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal.

(i) GAHR IV shall promptly, and in any event no later than 24 hours after receipt of any Competing Proposal or request for non-public information in connection therewith, as applicable, (i) advise GAHR III in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal, the material terms of such Competing Proposal or request for confidential information and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information and (ii) keep GAHR III promptly advised, on a current basis, of all material developments (including all changes to the material terms of any Competing Proposal), discussions or negotiations regarding any Competing Proposal and the status of such Competing Proposal. GAHR IV agrees that it and the GAHR IV Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a GAHR IV Subsidiary from providing any information required to be provided to GAHR III in accordance with this Section 7.3(i) within the time periods contemplated hereby.

(j) Except as expressly permitted by this Section 7.3(j), the GAHR IV Board shall not (i)(A) fail to recommend to its stockholders that the GAHR IV Stockholder Approval be given or fail to include the GAHR IV Board Recommendation in the GAHR IV Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the GAHR IV Board Recommendation, (C) if a tender offer or exchange offer for any shares of GAHR IV Common Stock that constitutes a Competing Proposal (other than by GAHR III or any of its Affiliates) is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of GAHR IV or fail to reaffirm publicly the GAHR IV Board Recommendation within ten Business Days of being requested to do so by GAHR III or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the stockholders of GAHR IV a Competing Proposal (actions described in this clause (i) being referred to as a “GAHR IV Adverse Recommendation Change”) or (ii) authorize, cause or permit GAHR IV or any of the GAHR IV Subsidiaries to enter into any Acquisition Agreement. Notwithstanding anything to the contrary herein, prior to the time the GAHR IV Stockholder Approval is obtained, the GAHR IV Special Committee may, on behalf of the GAHR IV Board, make (but in each case, subject to compliance with this Section 7.3(j) and Section 7.3(g)-Section 7.3(i)), a GAHR IV Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(d)(ii) (Superior Proposal) to enter into a definitive Acquisition Agreement that constitutes a Superior Proposal, if and only if, (A) a written bona fide Competing Proposal that was not solicited in violation of this Section 7.3 is made to GAHR IV by a third party and such Competing Proposal is not withdrawn, and (B) prior to taking such action, the GAHR IV Special Committee has determined in good faith (y) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of GAHR IV under applicable Maryland Law and (z) after consultation with outside legal counsel and outside financial advisors, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (1) GAHR IV has given GAHR III at least five Business Days’ prior written notice of its intention to take such action (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(i) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (2) GAHR III and GAHR IV have negotiated, and have caused their respective Representatives to negotiate, in good faith with the other Party and its Representatives, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the GAHR IV Board shall have considered in good faith any proposed revisions to this Agreement proposed in writing by GAHR III and shall have determined that, after consultation with outside financial advisors and outside legal counsel, the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any change to the material terms of such Superior Proposal, GAHR IV shall, in each case, have delivered to GAHR III an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced. Unless this Agreement has been terminated in accordance with Section 9.1(d)(ii), the GAHR IV Board shall submit the REIT Merger and the GAHR IV Charter Amendment to its stockholders even if the GAHR IV Board shall have effected a GAHR IV Adverse Recommendation Change, and the GAHR IV Board may not submit to the vote of their stockholders any Competing Proposal other than the transactions contemplated by this Agreement.

(k) Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before the GAHR IV Stockholder Approval is obtained, the

GAHR IV Special Committee may, if the GAHR IV Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties of the directors of GAHR IV under applicable Maryland Law, make a GAHR IV Adverse Recommendation Change on behalf of the GAHR IV Board in response to a GAHR IV Intervening Event; provided, that, (i) prior to making such GAHR IV Adverse Recommendation Change, GAHR IV shall have (A) promptly notified GAHR III in writing of its intention to take such action (it being understood that such a notification shall not, itself, constitute a GAHR IV Adverse Recommendation Change), and (B) negotiated in good faith with GAHR III and its Representatives (if requested by GAHR III in writing) for five Business Days following such notice regarding any revisions to the terms of this Agreement proposed by GAHR III, to the extent GAHR III wishes to negotiate, and (ii) the GAHR IV Special Committee shall not effect any GAHR IV Adverse Recommendation Change involving or relating to a GAHR IV Intervening Event unless, after the period of five Business Days described in the foregoing clause (B), the GAHR IV Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the duties of the directors of GAHR IV under applicable Maryland Law.

(l) Except to the extent expressly provided in this Section 7.3, nothing in this Section 7.3 shall prohibit the GAHR IV Board from: (i) taking and disclosing to the stockholders of GAHR IV, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any “stop, look and listen” communication to the stockholders of GAHR IV pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the GAHR IV Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of GAHR IV under applicable Maryland Law; provided that any disclosure (other than those made pursuant to clause (ii) of this Section 7.3(l)) permitted under this Section 7.3(l) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the GAHR IV Board Recommendation shall be deemed a GAHR IV Adverse Recommendation Change; and provided, further, that the GAHR IV Board shall not, except as expressly permitted by Section 7.3(j)-Section 7.3(k), effect a GAHR IV Adverse Recommendation Change.

(m) GAHR III agrees that in the event any GAHR III Subsidiary or any Representative of GAHR III or any GAHR III Subsidiary takes any action, that if taken by GAHR III would constitute a material violation of this Section 7.3, then GAHR III shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement. GAHR IV agrees that in the event any GAHR IV Subsidiary or any Representative of GAHR IV or any GAHR IV Subsidiary takes any action, that if taken by GAHR IV would constitute a material violation of this Section 7.3, then GAHR IV shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(n) For purposes of this Agreement:

(i) “Competing Proposal” means, (A) with respect to GAHR III, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving GAHR III or any GAHR III Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (2) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of GAHR III or any of the GAHR III Subsidiaries representing 20% or more of the consolidated assets of GAHR III and the GAHR III Subsidiaries, taken as a whole, (3) issue, sale or other disposition by GAHR III or any of the GAHR III Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of GAHR III Common Stock, (4) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of GAHR III Common Stock, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to GAHR III in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of GAHR III Common Stock, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions and (B) with respect to GAHR IV, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving GAHR IV or any GAHR IV Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X), (2) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of GAHR IV or any of the GAHR IV Subsidiaries representing 20% or more of the consolidated assets of GAHR IV and the GAHR IV Subsidiaries, taken as a whole, (3) issue, sale or other disposition by GAHR IV or any of the GAHR IV Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of GAHR IV Common Stock, (4) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of GAHR IV Common Stock, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to GAHR IV in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of GAHR IV Common Stock, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Competing Proposal” shall not include (i) the Mergers or any of the other transactions contemplated by this Agreement, (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among GAHR III and one or more of the GAHR III Subsidiaries or solely among the GAHR III Subsidiaries or (iii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among GAHR IV and one or more of the GAHR IV Subsidiaries or solely among the GAHR IV Subsidiaries.

(ii) “GAHR III Intervening Event” means a change in circumstances or development that materially positively affects the business, assets or operations of GAHR III and the GAHR III Subsidiaries, taken as a whole, or materially adversely affects the business, assets or operations of GAHR IV and the GAHR IV Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the GAHR III Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the GAHR III Board prior to GAHR III Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute a GAHR III Intervening Event: (A) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof, (B) any effect arising out of the announcement or pendency of, or any actions required to be taken or refrained from being taken pursuant to, this Agreement or the Contribution Agreement, (C) a change in circumstances or development that results from a breach of this Agreement by GAHR III or (D) the fact that GAHR III meets or exceeds any internal expectations or projections (it being understood that the facts and occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded by provision described in this paragraph).

(iii) “GAHR IV Intervening Event” means a change in circumstances or development that materially positively affects the business, assets or operations of GAHR IV and the GAHR IV Subsidiaries, taken as a whole, or materially adversely affects the business, assets or operations of GAHR III and the GAHR III Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the GAHR IV Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the GAHR IV Board prior to GAHR IV Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute a GAHR IV Intervening Event: (A) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof, (B) any effect arising out of the announcement or pendency of, or any actions required to be taken or refrained from being taken pursuant to, this Agreement or the Contribution Agreement, (C) a change in circumstances or development that results from a breach of this Agreement by GAHR IV or (D) the fact that GAHR IV meets or exceeds any internal expectations or projections (it being understood that the facts and occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded by provision described in this paragraph).

(iv) “Superior Proposal” means, (A) with respect to GAHR III, a written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of “Competing Proposal” to 20% shall be replaced with 50%”) which the GAHR III Board (based on the recommendation of the GAHR III Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by GAHR IV) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of GAHR III (in their capacities as stockholders) than the Mergers and the other transactions contemplated by this Agreement (as it may be proposed to be amended by GAHR IV)) and (B) with respect to GAHR IV, a written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of “Competing Proposal” to 20% shall be replaced with 50%”) which the GAHR IV Board (based on the recommendation of the GAHR IV Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by GAHR III) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof) to be more favorable from a financial point of view to the stockholders of GAHR IV (in their capacities as stockholders) than the Mergers and the other transactions contemplated by this Agreement (as it may be proposed to be amended by GAHR III)).

Section 7.4 Public Announcements. Except with respect to any GAHR III Adverse Recommendation Change, any GAHR IV Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement, and shall make such joint press release no later than one Business Day following the date on which this Agreement is signed.

Section 7.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the GAHR III Parties and each of the GAHR IV Parties shall and shall cause the other GAHR III Subsidiaries and the other GAHR IV Subsidiaries, respectively, and their respective Affiliates to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to the Closing set forth in Article VIII to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this

Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that neither Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of GAHR IV after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of GAHR IV after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b) In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person other than commercially reasonable processing and consent fees in connection with obtaining the consent or approval of any lender with respect to an Indebtedness set forth at Section 4.3(b) of the GAHR III Disclosure Letter and Section 5.3(b) of the GAHR IV Disclosure Letter. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6 Notification of Certain Matters; Transaction Litigation.

(a) The GAHR III Parties and their Representatives shall give prompt notice to the GAHR IV Parties, and the GAHR IV Parties and their Representatives shall give prompt notice to the GAHR III Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The GAHR III Parties and their Representatives shall give prompt notice to the GAHR IV Parties, and the GAHR IV Parties and their Representatives shall give prompt notice to the GAHR III Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by the GAHR III Parties, the GAHR IV Parties or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i) (GAHR IV Terminating Breach), or Section 9.1(d)(i) (GAHR III Terminating Breach).

(c) The GAHR III Parties and their Representatives shall give prompt notice to the GAHR IV Parties, and the GAHR IV Parties and their Representatives shall give prompt notice to the GAHR III Parties, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any GAHR III Subsidiary or GAHR IV Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The GAHR III Parties and their respective Representatives shall give GAHR IV the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the GAHR III Parties or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without GAHR IV’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The GAHR IV Parties and their respective Representatives shall give the GAHR III Parties the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the GAHR IV Parties and/or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without GAHR III’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7 Indemnification; Directors’ and Officers’ Insurance.

(a) To the extent permitted by applicable Law, the Surviving Entity shall, and GAHR IV agrees to cause the Surviving Entity to, during the period commencing as of the REIT Merger Effective Time and ending on the sixth anniversary of the REIT Merger Effective Time, honor all rights to indemnification, advancement and exculpation from liabilities for acts or omissions occurring at or prior to the REIT Merger Effective Time now existing or as may exist in the future in favor of the current or former managers, directors, officers, partners, members, trustees, employees, agents, fiduciaries or other individuals of GAHR III or any of the GAHR III Subsidiaries (the “Indemnified Parties”) as most favorably provided in the GAHR III Governing Documents, and the indemnification agreements between GAHR III and any Indemnified Party as scheduled on Section 7.7(a) of the GAHR III Disclosure Letter, and otherwise to the fullest extent permitted by law. For a period of six years following the REIT Merger Effective Time, the organizational documents of GAHR IV and the Surviving Entity and the organizational documents of any applicable GAHR IV Subsidiary or GAHR III Subsidiary shall not be amended, repealed or otherwise modified in any manner that would adversely modify these rights (for clarity, only as relates to acts or omissions occurring at or prior to the REIT Merger Effective Time). In addition, during the period commencing as of the REIT Merger Effective Time and ending on the sixth anniversary of the REIT Merger Effective Time, to the fullest extent permitted by applicable Law, GAHR IV shall indemnify and hold harmless each individual who is, as of immediately prior to the Closing, a director of GAHR III, against all judgments, penalties, fines, settlements and reasonable expenses as incurred by such director, in connection with a proceeding where such director was made a party to any proceeding by reason of service of such Person as a director of GAHR III.

(b) In consultation with GAHR IV, GAHR III shall obtain extended reporting period coverage under GAHR III’s existing insurance programs (to be effective as of the REIT Merger Effective Time) for a period of six years after the REIT Merger Effective Time for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that should GAHR III be unable to obtain insurance under this Section 7.7(b) for 300% or less of the most recent annual premiums paid by GAHR III for such purpose, then in consultation with GAHR IV, GAHR III shall purchase as much coverage as may be available for that 300% annual premium cap.

(c) If GAHR IV or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of GAHR IV or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(d) The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of GAHR III, GAHR IV and the Surviving Entity.

Section 7.8 Dividends.

(a) In the event that a distribution with respect to the shares of GAHR III Common Stock permitted under the terms of this Agreement has a record date prior to the REIT Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of GAHR III Common Stock on the Closing Date immediately prior to the REIT Merger Effective Time. After the signing of this Agreement and before the REIT Merger Effective Time, GAHR III shall coordinate with GAHR IV with respect to the declaration of, and the setting of record dates and payment dates for dividends on GAHR III Common Stock so that holders of GAHR III Common Stock do not receive both a dividend permitted by the proviso to Section 6.1(b)(iii) on GAHR III Common Stock and a dividend permitted by the proviso to Section 6.2(b)(iii) on GAHR IV Common Stock received in the REIT Merger or fail to receive either a dividend permitted by the proviso to Section 6.1(b)(iii) on GAHR III Common Stock or a dividend permitted by the proviso to Section 6.2(b)(iii) on GAHR IV Common Stock received in the REIT Merger. GAHR IV shall maintain its current distribution policy until the REIT Merger Effective Time. The Parties shall use their respective reasonable best efforts to develop an appropriate and sustainable distribution policy to be adopted by the Surviving Entity after the REIT Merger Effective Time.

(b) In the event that GAHR III shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii), it shall notify GAHR IV at least 20 days prior to the Closing Date, and GAHR IV shall be entitled to declare a dividend per share payable to holders of GAHR IV Common Stock, in an amount per share of GAHR IV Common Stock equal to the quotient obtained by dividing (x) the dividend declared by GAHR III with respect to each share of GAHR III Common Stock by (y) the Exchange Ratio. In the event that GAHR IV shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.2(b)(iii), it shall notify GAHR III at least 20 days prior to the Closing Date, and GAHR III shall be entitled to declare a dividend per share payable to holders of GAHR III Common Stock, in an amount per share of GAHR III Common Stock equal to the quotient obtained by multiplying (x) the dividend declared by GAHR IV with respect to each share of GAHR IV Common Stock by (y) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the GAHR III Charter or the GAHR IV Charter (“Charter Restrictions”) on the Mergers and the other transactions contemplated by this Agreement. No Party shall take any action to exempt any Person (other than the other Parties or their respective Affiliates) from any Takeover Statute of any jurisdiction or Charter Restrictions that may purport to be applicable to the Mergers or any of the other transactions contemplated by this Agreement or otherwise cause any restrictions in any Takeover Statute or Charter Restrictions not to apply to any such Person.

Section 7.10 Obligations of the Parties. GAHR III shall take all actions necessary to cause the other GAHR III Parties to perform their obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement. GAHR IV shall take all actions necessary to (a) cause the GAHR IV Parties to perform its obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the REIT Merger Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness other than as specifically contemplated by this Agreement.

Section 7.11 Certain Transactions. Except as set forth in Section 7.11 of the GAHR III Disclosure Letter, GAHR III shall cause all contracts (including, for the avoidance of doubt, the GAHR III Related-Party Agreements) between any former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of GAHR III or any GAHR III Subsidiary, on the one hand, and GAHR III or any GAHR III Subsidiary, on the other hand, to be settled or terminated on or prior to the Closing, without any further obligations, liability or payments (other than customary indemnification obligations) by or on behalf of GAHR III as of the Closing. For the avoidance of doubt, the foregoing shall not require the settlement or termination of an agreement that is solely between GAHR III and/or any entities that will remain GAHR III Subsidiaries after the Closing.

Section 7.12 Tax Matters.

(a) Each of GAHR III and GAHR IV shall use its reasonable best efforts to cause the REIT Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. None of GAHR III, GAHR IV or any GAHR III Subsidiary or GAHR IV Subsidiary shall take any action, or fail to take any action, that would reasonably be expected to cause the REIT Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) GAHR III shall (i) use its reasonable best efforts to obtain, or cause to be provided, the opinions of Morris, Manning & Martin, LLP and DLA Piper LLP (US), and (ii) deliver to Morris, Manning & Martin, LLP and DLA Piper LLP (US) tax representation letters, dated as of the Closing Date and signed by an officer of GAHR III and GAHR III Operating Partnership, containing representations of GAHR III and GAHR III Operating Partnership reasonably necessary or appropriate to enable Morris, Manning & Martin, LLP and DLA Piper LLP (US) to render the tax opinions described in Section 8.2(f) and Section 8.3(e).

(c) GAHR IV shall (i) use its reasonable best efforts to obtain, or cause to be provided, the opinions of Morris, Manning & Martin, LLP, and (ii) deliver to Morris, Manning & Martin, LLP tax representation letters, dated as of the Closing Date and signed by an officer of GAHR IV and GAHR IV Operating Partnership, containing representations of GAHR IV and GAHR IV Operating Partnership reasonably necessary or appropriate to enable Morris, Manning & Martin, LLP to render the tax opinions described in Section 8.2(e) and Section 8.3(f).

(d) GAHR III and GAHR IV shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

Section 7.13 GAHR IV Board. The GAHR IV Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the REIT Merger Effective Time, to increase the number of directors of GAHR IV to nine and to cause the individuals set forth on Section 7.13 of the GAHR III Disclosure Letter (the “GAHR III Designees”) to be elected to the GAHR IV Board effective as of the REIT Merger Effective Time. If a GAHR III Designee is not able or willing to serve on the GAHR IV Board, as of the REIT Merger Effective Time, GAHR III shall select, within a reasonable period of time prior to the REIT Merger Effective Time, a replacement, and the GAHR IV Board shall appoint such replacement as a member of the GAHR IV Board, as of the REIT Merger Effective Time if such replacement is reasonably acceptable to the GAHR IV Board, and if not another person shall be selected by GAHR III.

Section 7.14 GAHR IV Share Repurchase Plan. From and after the REIT Merger Effective Time, GAHR IV shall take all such steps as may be required to cause the GAHR IV Share Repurchase Plan or any similar redemption program then in effect (as each may be amended from time to time) to provide for all purposes thereunder (including, without limitation, any holding period requirement or redemption price determination) that each share of GAHR IV Common Stock issued to GAHR III stockholders in the REIT Merger will be treated as having been outstanding from the date such stockholder acquired the corresponding share of GAHR III Common Stock that was exchanged in the REIT Merger.

Section 7.15 GAHR III 2013 Incentive Plan. The consummation of the Mergers shall not trigger a “Change of Control” as such term is defined in the Griffin-American Healthcare REIT III, Inc. 2013 Incentive Plan. Prior to the REIT Merger Effective Time, the GAHR III Board shall have taken action to (A) terminate the Griffin-American Healthcare REIT III, Inc. 2013 Incentive Plan effective as of, but contingent upon, the REIT Merger Effective Time, subject to the consummation of the conversion contemplated by Section 3.1(a)(ii), and (B) pursuant to the authority delegated to the GAHR III Board pursuant to the Griffin-American Healthcare REIT III, Inc. 2013 Incentive Plan, determine, confirm, and ratify in good faith that the consummation of the Mergers and the other transactions contemplated by this Agreement shall not constitute a “Change of Control” for purposes of the Griffin-American Healthcare REIT III, Inc. 2013 Incentive Plan and any outstanding awards of restricted GAHR III Common Stock.

Section 7.16 GAHR IV Advisor. Within 48 hours of receipt of notice from GAHR III that all conditions to closing of the transactions contemplated by the Contribution Agreement have been satisfied or waived and that the parties to the Contribution Agreement are prepared to consummate the transactions contemplated by the Contribution Agreement, GAHR IV shall pay all amounts then owed to GAHR IV Advisor by GAHR IV under the Amended GAHR IV Advisory Agreement.

ARTICLE VIII

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) Regulatory Authorizations. Any Regulatory Approvals necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement shall have been obtained other than Regulatory Approvals which the failure to obtain would not reasonably be expected to have, individually, or in the aggregate, a GAHR III Material Adverse Effect or GAHR IV Material Adverse Effect.

(b) Stockholder Approval; GAHR III Charter Amendment; GAHR IV Charter Amendment. The GAHR III Stockholder Approval shall have been obtained in accordance with applicable Law and the GAHR III Charter and GAHR III Bylaws and the GAHR IV Stockholder Approval shall have been obtained in accordance with the applicable Law and the GAHR IV Charter and GAHR IV Bylaws. The GAHR III Charter Amendment and the GAHR IV Charter Amendment shall have become effective pursuant to the MGCL.

(c) No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Mergers or the other transactions contemplated by this Agreement.

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2 Conditions to Obligations of the GAHR III Parties. The obligations of the GAHR III Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by GAHR III, at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the GAHR IV Parties set forth in the Fundamental Representations (except Section 5.4(a) (Capital Structure), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, (ii) the representations and warranties set forth in Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing, other than such changes to the capital structure effected pursuant to the GAHR IV

Charter Amendment, and (iii) each of the other representations and warranties of the GAHR IV Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or GAHR IV Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a GAHR IV Material Adverse Effect.

(b) Performance of Covenants and Obligations of the GAHR IV Parties. The GAHR IV Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. At the Closing, no circumstance shall exist that constitutes a GAHR IV Material Adverse Effect.

(d) Delivery of Certificate. GAHR IV shall have delivered to GAHR III a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of GAHR IV, certifying to the effect that the factual conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) REIT Opinion. GAHR III shall have received a written opinion of Morris, Manning & Martin, LLP, or other counsel to GAHR IV reasonably satisfactory to GAHR III, dated as of the Closing Date and in form and substance reasonably satisfactory to GAHR III, to the effect that, commencing with GAHR IV’s taxable year that ended on December 31, 2016, GAHR IV has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled GAHR IV to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by GAHR IV and GAHR IV Operating Partnership.

(f) Section 368 Opinion. GAHR III shall have received a written opinion of DLA Piper LLP (US), or other counsel to GAHR III reasonably satisfactory to GAHR IV, dated as of the Closing Date and in form and substance reasonably satisfactory to GAHR III, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, DLA Piper LLP (US) may rely upon the tax representation letters described in Section 7.12.

(g) Consents. GAHR IV shall have received the written Consents identified on Section 8.2(g) of the GAHR IV Disclosure Letter in form and substance reasonably acceptable to GAHR III.

Section 8.3 Conditions to Obligations of the GAHR IV Parties. The obligations of the GAHR IV Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by GAHR IV at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the GAHR III Parties set forth in the Fundamental Representations (except Section 4.4(a)(Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, (ii) the representations and warranties set forth in Section 4.4(a)(Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing, and (iii) each of the other representations and warranties of the GAHR III Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, (B) if the AHI Platform Acquisition has been consummated before the Closing Date, such representations and warranties need not be true and correct as of the Closing Date if the inaccuracy is due solely to the consummation of the AHI Platform Acquisition, and (C) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or GAHR III Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a GAHR III Material Adverse Effect.

(b) Performance of Covenants and Obligations of the GAHR III Parties. The GAHR III Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. At the Closing, no circumstance shall exist that constitutes a GAHR III Material Adverse Effect.

(d) Delivery of Certificate. GAHR III shall have delivered to GAHR IV a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of GAHR III certifying to the effect that the factual conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) REIT Opinion. GAHR IV shall have received a written opinion of Morris, Manning & Martin, LLP, or other counsel to GAHR III reasonably satisfactory to GAHR IV, dated as of the Closing Date and in form and substance reasonably satisfactory to GAHR IV, to the effect that, commencing with GAHR III’s taxable year that ended on December 31, 2014, GAHR III has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled GAHR III to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by GAHR III and GAHR III Operating Partnership.

(f) Section 368 Opinion. GAHR IV shall have received a written opinion of Morris, Manning & Martin, LLP, or other counsel to GAHR IV reasonably satisfactory to GAHR

III, dated as of the Closing Date and in form and substance reasonably satisfactory to GAHR IV, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Sullivan & Cromwell LLP may rely upon the tax representation letters described in Section 7.12.

(g) Consents. GAHR III shall have received the written Consents identified on Section 8.3(g) of the GAHR III Disclosure Letter in form and substance reasonably acceptable to GAHR IV.

ARTICLE IX

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Mergers and the other transactions contemplated by this Agreement may be abandoned at any time prior to the REIT Merger Effective Time, notwithstanding receipt of the GAHR III Stockholder Approval or the GAHR IV Stockholder Approval (except as otherwise specified in this Section 9.1):

(a) by mutual written consent of each of GAHR III and GAHR IV;

(b) by either GAHR III (with the prior approval of the GAHR III Special Committee or GAHR IV (with the prior approval of the GAHR IV Special Committee):

(i) if the REIT Merger shall not have occurred on or before 11:59 p.m. New York time on March 23, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (and (A) in the case of GAHR III, including the failure of the other GAHR III Parties, and (B) in the case of GAHR IV, including the failure of the other GAHR IV Parties) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the REIT Merger to be consummated by the Outside Date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and (A) in the case of GAHR III, including the failure of the other GAHR III Parties, and (B) in the case of GAHR IV, including the failure of the other GAHR IV Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement; or

(iii) if the GAHR III Stockholder Approval or GAHR IV Stockholder Approval shall not have been obtained at the GAHR III Stockholders Meeting or GAHR IV Stockholders Meeting, as the case may be, duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the REIT Merger was taken; provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the GAHR III Stockholder Approval or GAHR IV Stockholder Approval was primarily due to the failure of a Party to perform in all material respects any of its obligations, covenants or agreements under this Agreement;

(c) by GAHR III (with the prior approval of the GAHR III Special Committee):

(i) if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the GAHR IV Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “GAHR IV Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from GAHR III to GAHR IV and two Business Days before the Outside Date; provided, that GAHR III shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a GAHR III Terminating Breach shall have occurred and be continuing at the time GAHR III delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii) if GAHR III has accepted a Superior Proposal at any time prior to receipt of the GAHR III Stockholder Approval in accordance with the provisions of Section 7.3(d); provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to GAHR IV and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

(iii) if, at any time prior to receipt of the GAHR IV Stockholder Approval, (A) the GAHR IV Board or any committee thereof, for any reason, shall have effected a GAHR IV Adverse Recommendation Change; or (B) GAHR IV shall have materially violated any of its obligations under Section 7.3, or shall be deemed to have materially violated any of its obligations under Section 7.3 (other than any immaterial or inadvertent violations thereof that did not result in a Competing Proposal); or

(d) by GAHR IV (with the prior approval of the GAHR IV Special Committee):

(i) if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the GAHR III Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 and Section 8.3 not to be satisfied (a “GAHR III Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from GAHR IV to GAHR III and two Business Days before the Outside Date; provided, that GAHR IV shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a GAHR IV Terminating Breach shall have occurred and be continuing at the time GAHR IV delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

(ii) if GAHR IV has accepted a Superior Proposal at any time prior to receipt of the GAHR IV Stockholder Approval in accordance with the provisions of Section 7.3(j); provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to GAHR III and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

(iii) if, at any time prior to receipt of the GAHR III Stockholder Approval, (A) the GAHR III Board or any committee thereof, for any reason, shall have effected a GAHR III Adverse Recommendation Change; or (B) GAHR III shall have materially violated any of its obligations under Section 7.3, or shall be deemed to have materially violated any of its obligations under Section 7.3 (other than any immaterial or inadvertent violations thereof that did not result in a Competing Proposal).

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the GAHR III Parties or the GAHR IV Parties, except that the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.4 (Amendment), and Article X (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any Party from any liability or damages resulting from any willful and material breach of this Agreement if such termination results from a breach by any party of its covenants or obligations set forth in this Agreement.

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 9.3, all fees and expenses (including Expenses) shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated; provided that the Parties will share equally the Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b) In the event that this Agreement is terminated:

(i) (A)(x) by GAHR IV pursuant to Section 9.1(d)(i) (GAHR III Terminating Breach), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Competing Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Competing Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the GAHR III Board or any Person shall have publicly announced an intention (whether or not conditional) to make such a Competing Proposal or (y) by GAHR IV or GAHR III pursuant to Section 9.1(b)(i) (Outside Date) (and at the time of such termination GAHR III would not have been entitled to terminate this Agreement pursuant to Section 9.1(b)(iii) (Failure to Obtain GAHR III Stockholder Approval)) and after the date of this Agreement but prior to the GAHR III Stockholders Meeting, a Competing Proposal with respect to GAHR III has been made to GAHR III or publicly announced, disclosed or otherwise communicated to GAHR III’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such a Competing Proposal and (B) within 12 months after the date of such termination, a transaction in respect of a Competing Proposal with respect to GAHR III is consummated or GAHR III enters into a definitive agreement in respect of a Competing Proposal with respect to GAHR III that is later consummated, GAHR III shall pay to GAHR IV the GAHR III Termination Payment;

(ii) (A)(x) by GAHR III pursuant to Section 9.1(c)(i) (GAHR IV Terminating Breach), and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Competing Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of “Competing Proposal” increased to 50%) has been publicly announced, disclosed or otherwise communicated to the GAHR IV Board or any Person shall have publicly announced an intention (whether or not conditional) to make such a Competing Proposal or (y) by GAHR III or GAHR IV pursuant to Section 9.1(b)(i) (Outside Date) (and at the time of such termination GAHR III would not have been entitled to terminate this Agreement pursuant to Section 9.1(b)(iii) (Failure to Obtain GAHR IV Stockholder Approval)) and after the date of this Agreement but prior to the GAHR IV Stockholders Meeting, a Competing Proposal with respect to GAHR IV has been made to GAHR IV or publicly announced, disclosed or otherwise communicated to GAHR IV’s stockholders (and not withdrawn) or any Person shall have publicly announced an intention (whether or not conditional) to make such a Competing Proposal and (B) within 12 months after the date of such termination, a transaction in respect of a Competing Proposal with respect to GAHR IV is consummated or GAHR IV enters into a definitive agreement in respect of a Competing Proposal with respect to GAHR IV that is later consummated, GAHR IV shall pay to GAHR III the GAHR IV Termination Payment;

(iii) by GAHR III pursuant to Section 9.1(c)(ii) (Superior Proposal), then GAHR III shall pay to GAHR IV an amount equal to the GAHR III Termination Payment;

(iv) by GAHR III pursuant to Section 9.1(c)(iii) (Adverse Recommendation Change/No-Shop Violation), then GAHR IV shall pay to GAHR III an amount equal to the GAHR IV Termination Payment;

(v) by GAHR IV pursuant to Section 9.1(d)(ii) (Superior Proposal), then GAHR IV shall pay to GAHR III an amount equal to the GAHR IV Termination Payment; or

(vi) by GAHR IV pursuant to Section 9.1(d)(iii) (Adverse Recommendation Change/No-Shop Violation), then GAHR III shall pay to GAHR IV an amount equal to the GAHR III Termination Payment.

(c) The Parties agree that in no event shall any Party be required to pay a Termination Payment on more than one occasion. Payment of a Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by the Party entitled to payment therefor (the “Recipient”) (i) prior to or concurrently at the time of consummation of any transaction contemplated by a Competing Proposal, in the case of a Termination Payment payable pursuant to Section 9.3(b)(i) or Section 9.3(b)(ii), (ii) prior to or concurrently with termination of this Agreement, in the case of a Termination Payment payable pursuant to Section 9.3(b)(iii) or Section 9.3(b)(iv), (iii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Termination Payment payable pursuant to any other provision of Section 9.3(b).

(d) Notwithstanding anything in this Agreement to the contrary, in the event that a Termination Payment becomes payable, then such payment shall be the Recipient’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Party obligated to pay the Termination Payment (the “Payor”) and its Subsidiaries and each of their Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Mergers to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise.

(e) Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that the Payor shall fail to pay the Termination Payment when due, the Payor shall reimburse the Recipient for all reasonable costs and expenses actually incurred or accrued by the Recipient (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if the Payor fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, the Recipient commences a suit that results in a judgment against the Payor for the payment set forth in this Section 9.3, the Payor shall pay to the Recipient its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f) The Payor shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent reasonably selected by the Recipient, after reasonable consultation with the Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3 and otherwise reasonably acceptable to each of the Parties and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 9.3(f) shall be made by the Payor promptly after receipt of notice from the Recipient that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Recipient on an annual basis based upon the delivery by the Recipient to the escrow agent of any one (or a combination) of the following:

(i) a letter from the Recipient’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Recipient without causing the Recipient to fail to meet the requirements of

Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Recipient determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Recipient such maximum amount stated in the accountant’s letter;

(ii) a letter from the Recipient’s counsel indicating that the Recipient received a private letter ruling from the IRS holding that the receipt by the Recipient of the Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment; or

(iii) a letter from the Recipient’s counsel indicating that the Recipient has received a tax opinion from the Recipient’s outside counsel or accountant, respectively, to the effect that the receipt by the Recipient of the Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment.

The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Recipient in order to (A) maximize the portion of the Termination Payment that may be distributed to the Recipient hereunder without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Recipient’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Recipient in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Recipient shall bear all costs and expenses under the Escrow Agreement and that any portion of the Termination Payment held in escrow for ten years shall be released by the escrow agent to the Payor. The Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Payor in connection therewith). The Recipient shall fully indemnify the Payor and hold the Payor harmless from and against any such liability, cost or expense.

Section 9.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the GAHR III Board and the GAHR IV Board, respectively, at any time before or after receipt of the GAHR III Stockholder Approval or the GAHR IV Stockholder Approval and prior to the REIT Merger Effective Time; provided, that after the GAHR III Stockholder Approval has been obtained, there shall not be (i) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of GAHR III Common Stock, or which by applicable Law requires the further approval of the stockholders of GAHR III without such further approval of such stockholders, or (ii) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the REIT Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the REIT Merger Effective Time.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of an attachment in portable document form (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a) if to a GAHR IV Party to:

The Special Committee of the Board of Directors

Griffin-American Healthcare REIT IV, Inc.

18191 Von Karman Avenue, Suite 300

Irvine, CA 92612

Attn: Dianne Hurley, Chair

email: dhurleyGAHRIV@ahinvestors.com

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Board Street

New York, NY 10024

Attn: Robert W. Downes

E-mail: downesr@sullcrom.com

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, NE

Atlanta, GA 30326

Attention: Lauren Burnham Prevost

email: lprevost@mmmlaw.com

(b) if to a GAHR III Party to:

The Special Committee of the Board of Directors

Griffin-American Healthcare REIT III, Inc.

18191 Von Karman Avenue, Suite 300

Irvine, CA 92612

Attn: Harold H. Greene, Chair

email: hgreeneGAHRIII@ahinvestors.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

4141 Parklake Ave., Suite 300

Raleigh, NC 27612

Attn: Robert H. Bergdolt

Email: rbergdolt@dlapiper.com

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits, Schedules, the GAHR III Disclosure Letter and the GAHR IV Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, (b) except for the provisions of Article III and Section 7.14 (which, from and after the REIT Merger Effective Time, shall be for the benefit of holders of shares of GAHR III Common Stock immediately prior to the Merger Effective Time), Section 7.7 (which, from and after the REIT Merger Effective Time shall be for the benefit of the Indemnified Parties) and Section 7.16 (which shall be for the benefit of GAHR IV Advisor), are not intended to confer upon any Person other than the Parties hereto any rights or remedies.

Section 10.6 Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7 Governing Law; Venue.

(a) Except to the extent that the Laws of the State of Delaware are mandatorily applicable to the Partnership Merger, this Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.9 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity.

Section 10.10 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC. By: /s/ Jeffrey T. Hanson Name: Jeffrey T. Hanson Title: Chief Executive Officer and Chairman of the Board of Directors

GRIFFIN-AMERICAN HEALTHCARE REIT III HOLDINGS, LP,

By: GRIFFIN-AMERICAN HEALTHCARE REIT III, INC., as general partner

By: /s/ Jeffrey T. Hanson Name: Jeffrey T. Hanson Title: Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to the Agreement and Plan of Merger]

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC. By: /s/ Jeffrey T. Hanson Name: Jeffrey T. Hanson Title: Chief Executive Officer and Chairman of the Board of Directors

GRIFFIN-AMERICAN HEALTHCARE REIT IV HOLDINGS, LP,

By: GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC., as general partner

By: /s/ Jeffrey T. Hanson Name: Jeffrey T. Hanson Title: Chief Executive Officer and Chairman of the Board of Directors

CONTINENTAL MERGER SUB, LLC By: GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC., its sole member

By: /s/ Danny Prosky Name: Danny Prosky Title: President and Chief Operating Officer

[Signature Page to the Agreement and Plan of Merger]

Exhibit 2.2

Execution Copy

CONTRIBUTION AGREEMENT

Dated as of June 23, 2021

by and between

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

GRIFFIN-AMERICAN HEALTHCARE REIT III HOLDINGS, LP

and

GRIFFIN CAPITAL COMPANY, LLC

AMERICAN HEALTHCARE INVESTORS, LLC

PLATFORM HEALTHCARE INVESTOR T-II, LLC

FLAHERTY TRUST

JEFFREY T. HANSON

DANNY PROSKY

MATHIEU B. STREIFF

TABLE OF CONTENTS

SECTION 1.	DEFINITIONS	2
1.1	Definitions	2
1.2	Additional Defined Terms	15
SECTION 2.	PRE-CLOSING CONTRIBUTIONS	17
2.1	Pre-Closing Contributions	17
2.2	Consents Relating to Contributed Assets	20
SECTION 3.	CLOSING CONTRIBUTION	21
3.1	Contribution of NewCo	21
3.2	Estimated Closing Statement and Post-Closing Adjustment	21
3.3	Closing Date Payment	23
3.4	Earnout	24
3.5	Withholding	29
3.6	Restrictive Legend	29
SECTION 4.	THE CLOSING	30
4.1	Closing	30
4.2	Deliveries at Closing	31
4.3	Tax Treatment	32
SECTION 5.	REPRESENTATIONS AND WARRANTIES OF AHI	33
5.1	Organization and Qualification	33
5.2	Authority; Approvals	33
5.3	Title to the Contributed Assets	34
5.4	No Conflicts	35
5.5	Consents and Filings	35
5.6	Absence of Certain Changes	35
5.7	Proceedings	35
5.8	Compliance with Laws	36
5.9	Tax Matters	36
5.10	Employees	37
5.11	Financial Statements	40
5.12	Undisclosed Liabilities	41
5.13	Material Contracts	41
5.14	Fees and Expenses of Brokers	43
5.15	Intellectual Property	43
5.16	Property	44
5.17	Information for Proxy Statement	45
5.18	Insurance	45
5.19	The Sponsored Investment Fund	45
5.20	Corruption Laws; Pay-to-Play	46
5.21	OFAC and Export Control	46
5.22	Personal Information	47
5.23	Sufficiency of Assets and Personnel	47
5.24	Affiliated Party Contracts	48
5.25	No Other Representations or Warranties	48

SECTION 6.	REPRESENTATIONS AND WARRANTIES OF GRIFFIN CAPITAL	48
6.1	Organization and Qualification	48
6.2	Authority; Approvals	49
6.3	Title to the Griffin Interest	49
6.4	No Conflicts	50
6.5	Consents and Filings	51
6.6	Proceedings	51
6.7	Tax Matters	51
6.8	Material Contracts	52
6.9	Fees and Expenses of Brokers	52
6.10	Information for Proxy Statement	53
6.11	No Other Representations or Warranties	53
6.12	Contributed Assets	53
SECTION 7.	REPRESENTATIONS AND WARRANTIES OF GAHR III AND GAHR III OP	53
7.1	Organization and Qualification	53
7.2	Authority; Board and Special Committee Approvals	54
7.3	No Conflicts	55
7.4	Consents and Filings	55
7.5	Capitalization	55
7.6	Information for Proxy Statement	56
7.7	Opinion of Financial Advisor	56
7.8	Tax Status	56
7.9	Investment Company Act	56
7.10	Fees and Expenses of Brokers	56
7.11	No Other Representations or Warranties	57
SECTION 8.	OTHER COVENANTS AND AGREEMENTS	57
8.1	Public Announcement	57
8.2	Conduct of the Contributed Business	57
8.3	Conduct of Business of GAHR III	60
8.4	No Changes to GAHR III Advisory Agreement	60
8.5	Charter Amendment; Amendment to Certificate of Formation	60
8.6	Transfer Taxes	60
8.7	Retention of and Access to Records	61
8.8	Preparation of the Proxy Statement; GAHR III Stockholders Meeting	61
8.9	Change of Recommendation	61
8.10	Reasonable Best Efforts; Expenses	62
8.11	Directors’ and Officers’ Insurance and Indemnification	63
8.12	Tax Return Filings	64
8.13	Section 704(c) Method; Cooperation	64
8.14	Section 16 Filings	65
8.15	Offer Letters; Employment Matters	65
8.16	Assumption of Obligations in The Merger	66
8.17	Right to Nominate Directors	66

8.18	Payment of Closing Date Transaction Expenses and Closing Date Unpaid Indebtedness	66
8.19	Redemption of OP Partnership Units	67
SECTION 9.	CONDITIONS	67
9.1	Conditions to Each Party’s Obligations	67
9.2	Conditions to Obligations of GAHR III and GAHR III OP	67
9.3	Conditions to Obligations of the Sponsors	69
SECTION 10.	TERMINATION; EFFECT OF TERMINATION	69
10.1	Termination	69
10.2	Effect of Termination	70
SECTION 11.	SURVIVAL AND INDEMNIFICATION	70
11.1	Survival	70
11.2	Indemnification of the Sponsor Indemnified Persons	71
11.3	Indemnification of GAHR III Indemnified Persons	72
11.4	Limitations on Indemnification; Offset	72
11.5	Indemnification Claims	74
11.6	Third Party Claims; Procedures	74
11.7	Form of Payment	76
11.8	Exclusive Remedy	76
11.9	Tax Treatment of Payment	76
SECTION 12.	MISCELLANEOUS PROVISIONS	76
12.1	Interpretation and Usage	76
12.2	Amendment and Modification	78
12.3	Waiver of Compliance; Consents	78
12.4	Actions of GAHR III; Authority of the Sponsor Representative	78
12.5	Expenses	79
12.6	No Third-Party Beneficiaries	79
12.7	No Circumvention	80
12.8	Notices	80
12.9	Assignment	81
12.10	Governing Law and Venue	82
12.11	Counterparts	82
12.12	Specific Performance	82
12.13	Entire Agreement	83
12.14	Severability	83
12.15	WAIVER OF JURY TRIAL	83

SCHEDULES

Schedule 1.1-A – Applicable Closing Date Proceeds Percentage

Schedule 1.1-B – Applicable Earnout Percentage

Schedule 1.1-C – Exclusions to Transaction Expenses

Schedule 2.2(c)(vi) – Retained Assets

Schedule 8.15-A – Offer Employees

Schedule 8.15-B – Employment Compensation Terms

Schedule 9.2(f) – AHI Employees

EXHIBITS

Exhibit A – Merger Agreement

Exhibit B – Pre-Merger OP Operating Agreement

Exhibit C – Post-Merger OP Operating Agreement

Exhibit D – Cash Redemption Right Waiver Letter

Exhibit E – Form of Offer Letter

Exhibit F – Expense Reimbursement Side Letter

Exhibit G – GAHR III Charter Amendment

Exhibit H-1 – OP Unit Assignment Agreement (for GAHR III)

Exhibit H-2 – OP Unit Assignment Agreement (for GAHR IV)

Exhibit I-1 – OP Unit Repurchase Agreement (for GAHR III)

Exhibit I-2 – OP Unit Repurchase Agreement (for GAHR IV)

Exhibit J – Registration Rights Agreement

Exhibit K-1 – REIT Stock Repurchase Agreement (for GAHR III Stock)

Exhibit K-2 – REIT Stock Purchase Agreement (for GAHR IV Stock)

Exhibit L – Form of Restrictive Covenant Agreement

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”), is entered into as of June 23, 2021, by and between Griffin-American Healthcare REIT III, Inc., a Maryland corporation (“GAHR III”), and Griffin-American Healthcare REIT III Holdings, LP, a Delaware limited partnership (“GAHR III OP”), on the one hand, and Griffin Capital Company, LLC, a Delaware limited liability company (“Griffin Capital”), and American Healthcare Investors, LLC, a Delaware limited liability company (“AHI” and together with Griffin Capital, individually a “Sponsor” and jointly, the “Sponsors”), on the other hand, and solely for purposes of Sections 3.4(b) and 11 hereof, Flaherty Trust, dated September 25, 1997, as amended (“Flaherty Trust”), Jeffrey T. Hanson, Danny Prosky and Mathieu B. Streiff (Messrs. Hanson, Prosky and Streiff, collectively, the “AHI Principals”), and solely for purposes of Section 11 hereof, Platform Healthcare Investor T-II, LLC, a Delaware limited liability company (“Colony”, and together with Flaherty Trust and the AHI Principals, each an “Additional Indemnitor” and collectively, the “Additional Indemnitors”). AHI is also party to this Agreement in its capacity as the initial Sponsor Representative (as defined below). Capitalized terms used in the recitals hereof shall have the meanings assigned to them later in this Agreement.

WHEREAS, upon the terms and conditions set forth in this Agreement, prior to the Closing, the Sponsors will cause the following to occur:

1.

The Sponsor Contributor Entities will contribute to Griffin-American Strategic Holdings, LLC, a Delaware limited liability company (“HoldCo”), in exchange for newly issued membership interests of HoldCo, and HoldCo will acquire from each of the Sponsor Contributor Entities, the Contributed Assets; and

2.

HoldCo will then contribute to American Healthcare Opps Holdings, LLC, a Delaware limited liability company (“NewCo”), in exchange for newly issued membership interests of NewCo (the “NewCo Interests”), and NewCo will acquire from HoldCo, the Contributed Assets.

WHEREAS, upon the terms and conditions set forth in this Agreement, at the Closing, each Sponsor will cause its respective Sponsor Contributor Entities to in turn cause HoldCo to contribute to GAHR III OP, and GAHR III OP will acquire from HoldCo, the NewCo Interests in exchange for the Total Consideration;

WHEREAS, immediately following the Closing:

1.

GAHR III intends to merge (the “REIT Merger”) with and into a wholly-owned subsidiary (the “Merger Sub”) of Griffin-American Healthcare REIT IV, Inc., a Maryland corporation (“GAHR IV”), pursuant to a merger agreement entered into substantially concurrent herewith currently in the form attached as Exhibit A hereto (as amended or modified from time to time, the “Merger Agreement”), with the Merger Sub surviving such merger, and whereby each issued and outstanding share of GAHR III will be canceled and exchanged for 0.9266 newly issued shares of Class I Common Stock, par value $0.01 per share, of GAHR IV (such 1:0.9266 ratio, as it may be adjusted in accordance with the Merger Agreement, the “Merger Exchange Ratio”), subject to the treatment of any fractional shares as set forth in the Merger Agreement;

2.

Immediately following the REIT Merger, Griffin-American Healthcare REIT IV Holdings, LP, a Delaware limited partnership that is GAHR IV’s existing operating partnership (“GAHR IV OP”), then intends to merge with and into GAHR III OP, with GAHR III OP surviving such merger, and with the Merger Sub as its general partner (the “OP Merger”);

3.

At the Closing (and prior to the REIT Merger), the limited partnership agreement of GAHR III OP will become effective in the form of Amended and Restated Agreement of Limited Partnership attached hereto as Exhibit B (the “Pre-Merger OP Operating Agreement”), and thereafter on the Closing Date, GAHR III OP will be renamed to “American Healthcare REIT Holdings, LP”; and

4.

Immediately following the OP Merger, the limited partnership agreement of American Healthcare REIT Holdings, LP will become effective in the form of Second Amended and Restated Agreement of Limited Partnership attached hereto as Exhibit C (the “Post-Merger OP Operating Agreement”); and

WHEREAS, the board of directors of GAHR III (the “GAHR III Board”), based on the recommendation of a duly authorized and fully empowered committee of the GAHR III Board comprised solely of independent and disinterested directors of GAHR III (the “Special Committee”), has determined that entry into this Agreement and the Ancillary Documents to which GAHR III and/or GAHR III OP is a party and the consummation of the transactions contemplated hereby and thereby are in the best interests of GAHR III, and has further resolved to recommend that GAHR III’s stockholders approve the GAHR III Charter Amendment, which approval is a condition to the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

SECTION 1. DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth below:

“Accounting Firm” means a nationally recognized independent accounting firm that is mutually acceptable to GAHR III and the Sponsor Representative.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Advisory Agreements” means the GAHR III Advisory Agreement and GAHR IV Advisory Agreement.

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“Affiliate” means, with respect to a specified Person, any Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the specified Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise. For the avoidance of doubt, (i) GAHR III and its Subsidiaries, on the one hand, and the Sponsors and their respective Subsidiaries, on the other hand, shall not be deemed Affiliates of the other for purposes of this Agreement and (ii) no investment fund or similar commingled investment vehicle or investment product managed or proposed to be managed by AHI shall be deemed an Affiliate of GAHR III prior to the Closing. For the avoidance of doubt, each of HoldCo, its Subsidiaries (including NewCo), GAHR III Advisor and GAHR IV Advisor are Affiliates of each of Griffin Capital and AHI, and vice versa, prior to the Closing.

“AHI Contributor” means each of (i) AHI GAHR III Holdings LP, a Delaware limited partnership, and (ii) AHI GAHR IV Holdings LP, a Delaware limited partnership, and the term “AHI Contributors” refers to them collectively.

“Ancillary Documents” means the Employment Letters, the Offer Letters, the Registration Rights Agreement, the OP Unit Assignment Agreements, the OP Unit Repurchase Agreements, the Restrictive Covenant Agreements, the Expense Reimbursement Side Letter, the Pre-Merger OP Operating Agreement, the Post-Merger OP Operating Agreement, the REIT Stock Repurchase Agreements and the Cash Redemption Right Waiver Letter.

“Applicable Closing Date Proceeds Percentage” means, with respect to each Sponsor and Additional Indemnitor, the percentage set forth in Schedule 1.1-A hereto.

“Applicable Earnout Percentage” means, with respect to each of the AHI Principals and Flaherty Trust, the percentage set forth in Schedule 1.1-B hereto.

“Assets” means, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all properties, assets, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located (including in the possession of vendors or other third parties or elsewhere), in each case whether or not recorded or reflected on the books and records or financial statements of such Person.

“Assigned Contracts” means, collectively, all Contracts to which the Sponsors are party or under which the Sponsors are bound, relating to, resulting from or arising out of the operation or conduct of the Contributed Business, or to which any Contributed Assets are subject, including all Material Contracts and all Contracts provided to GAHR III and GAHR III OP in the Data Room.

“Authority” means any U.S. or non-U.S. federal, state, provincial, local or other governmental or quasi-governmental, administrative, regulatory or judicial court, department, commission, agency, board, bureau, instrumentality or other authority, and including any applicable self-regulatory organization or securities exchange.

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“Benefit Plan” means each (i) employee benefit plan (as defined in Section 3(3) of ERISA, whether or not such plan is subject to ERISA), (ii) other employment, consulting or other service, compensation, bonus, incentive, deferred compensation, pension, profit sharing, retirement, equity or equity-based award (including profits interests), change in control, severance, salary continuation, retention, termination pay or similar plan, contract, program, fund, policy, practice, arrangement or agreement, and (iii) other life, medical, dental, vision, disability or other welfare or employee benefit insurance, vacation, or fringe benefit plan, contract, program, fund, policy, practice, arrangement or agreement, and any trust, escrow or similar agreement related to any of the foregoing, whether or not funded.

“Business Day” means any day other than (a) Saturday and Sunday or (b) any other day on which banks in New York, New York or Los Angeles, California are permitted or required to be closed.

“Business Employees” means employees of AHI and its Subsidiaries who render services to the Contributed Business (including any new or replacement employees who become employees of NewCo) as of the Closing.

“Business Material Adverse Change” means any change that, individually or in the aggregate, (A) has a material adverse effect on the business, Assets, results of operations, cash flows, properties, or condition (financial or otherwise), taken as a whole, of the Contributed Business, or (B) materially impairs or delays the ability of the Sponsors to consummate the transactions contemplated by this Agreement, other than, in the case of the foregoing clause (A), any change that results from or is related to (i) general economic, capital market, financial, political or regulatory conditions or local, regional, national or international conditions in any of the industries in which the Contributed Business is conducted, including changes in interest or exchange rates, (ii) an occurrence, outbreak, escalation or material worsening of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response or reaction to any of the foregoing, (iii) changes in Law, GAAP or other applicable accounting standards or the interpretations thereof and (iv) acts of God or other calamities, including any fires, earthquakes, hurricanes, tornadoes and epidemics (including COVID-19) and any other Law, directive or recommendation by an Authority in response thereto or other natural or manmade disasters or other force majeure event (provided, that with respect to clauses (i)—(iv), any such change shall be taken into account for purposes of determining if a Business Material Adverse Change has or is reasonably expected to have occurred to the extent such change, individually or in the aggregate, has a disproportionate impact on the Contributed Business, taken as a whole, relative to other Persons in the industry in which the Contributed Business is conducted).

“Calculation Time” means as of immediately prior to the Closing.

“Cash” means cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts.

“Cash Redemption Right Waiver Letter” means the letter agreement (to be entered into at the Closing) pursuant to which each of the AHI Principals and Griffin Capital shall waive their cash redemption rights otherwise available to them under Section 8.6(l) of each of the Pre-Merger OP Operating Agreement and Post-Merger OP Operating Agreement, which letter agreement will be in the form attached hereto as Exhibit D.

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“Cause” means any of the following: (a) the willful fraud or material dishonesty of the applicable AHI Principal in connection with the performance of his duties to GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger); (b) the deliberate or intentional failure by him to substantially perform his duties to GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger) (other than his failure resulting from his incapacity due to physical or mental illness or any such actual or anticipated failure after he has issued a notice of termination for Good Reason) after a written notice is delivered to him by GAHR III (or GAHR IV following the REIT Merger) which demand specifically identifies the manner in which GAHR III (or GAHR IV following the REIT Merger) believes he has not substantially performed his duties; (c) willful misconduct or gross negligence by him that has a substantial adverse effect on the reputation, goodwill or business operations of GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger); (d) willful and material disclosure of confidential information or trade secrets belong to GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger); (e) a breach by him of his Restrictive Covenant Agreement or any other similar agreement or restriction to which he is subject with GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger); (f) a violation of any of the policies of GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger) prohibiting harassment or discrimination in the workplace; or (g) his conviction of, or plea of no contest to a charge of commission of, a felony (excluding traffic violations) or crime of moral turpitude. For purposes of this definition, no act or failure to act will be considered “willful” unless it is done or omitted to be done by the AHI Principal in bad faith or without reasonable belief that his action or omission was in the best interests of GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger). Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the GAHR III Board or based upon the advice of counsel for GAHR III (or GAHR IV following the REIT Merger) will be presumed to be done, or omitted to be done, by the AHI Principal in good faith and in the best interests of GAHR III and its Affiliates (or GAHR IV and its Affiliates following the REIT Merger). In order for the termination of an AHI Principal’s employment to constitute a termination for “Cause,” GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger) shall have first given written notice of the alleged grounds purporting to constitute Cause (which notice must be given within sixty (60) days following GAHR III’s actual knowledge of the grounds purporting to constitute Cause) and the same shall not have been cured (if capable of cure) within thirty (30) calendar days following such written notice.

“Closing Date Cash” means the aggregate amount of all Cash held by NewCo as of immediately prior to the Closing (after giving effect to the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions) determined in accordance with GAAP.

“Closing Date Consideration” means a number of OP Partnership Units (consisting of the Series and classifications as set forth in Section 3.3 hereof, with each Series and classification rounded to the nearest whole unit) equal to (i) the Closing Date Value divided by (ii) the Reference NAV Per Unit.

“Closing Date Unpaid Indebtedness” shall mean all Indebtedness of NewCo that remains unpaid as of immediately prior to the Closing (after giving effect to the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions).

5

“Closing Date Unpaid Transaction Expenses” means the unpaid Transaction Expenses of NewCo or its Subsidiaries as of the Closing.

“Closing Date Value” means the sum of (A) the Reference Value, plus (B) the Estimated Closing Date Cash, minus (C) the Estimated Closing Date Unpaid Indebtedness, minus (D) the Estimated Closing Date Unpaid Transaction Expenses, plus (E) the Working Capital Adjustment Amount (if any), which may be a positive or negative number.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of January 21, 2021, by and among AHI, GAHR III and GAHR III Advisor.

“Consent” means any consent, approval, ratification, waiver or other authorization.

“Contract” means any agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Contributed Benefit Plan” means a Benefit Plan in which any current or former employee, officer, director or independent contractor of NewCo is eligible to participate and (x) that is either sponsored or maintained by NewCo, GAHR III Advisor or GAHR IV Advisor, as applicable (y) to which HoldCo, NewCo, GAHR III Advisor, or GAHR IV Advisor, as applicable, is a party or contributes or is required to contribute, pay premiums or make other payments, but in each case excluding any such Benefit Plan that is mandated by an Authority, or (z) with respect to which NewCo, GAHR III Advisor, GAHR IV Advisor or any of their ERISA Affiliates has any liability or reasonably expects to have liability (contingent or otherwise).

“Contributed Business” means the business conducted by AHI and its Subsidiaries, including, without limitation, the business of real estate program sponsorship and the provision of investment management services and sponsorship of real estate investment funds (including the Sponsored Investment Fund), capital markets advisory services, asset acquisition services, asset and property management services, accounting and financial reporting services, financing services, disposition services, IT services and other ancillary services.

“Copyright” means any registered or unregistered writing or other work of authorship, including, without limitation, all works recognized as copyrighted or copyrightable under the U.S. Copyright Act, regardless of format or media, and all applications and registrations relating thereto.

“Current Assets” means the sum of the value of all Assets of NewCo as of immediately prior to the Closing (after giving effect to the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions) to the extent that such Assets are reasonably expected to be realized in cash or sold or consumed within one year following Closing, which Assets will be calculated consistent with GAAP and are expected to include (i) accounts receivable, (ii) prepaid Assets, (iii) security deposits for the benefit of NewCo related to any Leased Real Property, (iv) unpaid fees and expense reimbursements owed by GAHR III to

6

GAHR III Advisor and/or its Affiliates as of the Closing under the GAHR III Advisory Agreement, (v) unpaid fees and expense reimbursements owed by GAHR IV to GAHR IV Advisor and/or its Affiliates as of the Closing under the GAHR IV Advisory Agreement, (vi) unpaid investment management and other fees owed to AHI in respect of their services to the Sponsored Investment Fund and (vii) other current Assets in accordance with GAAP. For the avoidance of doubt, “Current Assets” shall not include Cash.

“Current Liabilities” means the sum of the value of all Liabilities of NewCo as of immediately prior to the Closing (after giving effect to the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions) to the extent that such Liabilities are reasonably expected to be settled or earned within one year following Closing or are due upon demand, which Liabilities will be calculated consistent with GAAP and are expected to include (i) accounts payable, (ii) accrued but unpaid bonuses (including for prorated bonuses for the portion of any calendar year in which the Closing occurs) or any type of change of control, severance, retention or similar bonuses, whether or not accrued or payable in connection with the Closing, (iii) accrued salaries (including for paid time off in respect of the period prior to and ending on the Closing Date) and payroll Taxes, (iv) deferred revenue expected to be earned within one year of Closing and (v) other current Liabilities in accordance with GAAP. For the purposes of calculating the Estimated and Actual Closing Date Working Capital, “Current Liabilities” shall not include (A) Closing Date Unpaid Indebtedness or (B) any Liability for the Transaction Expenses.

“Employment Letters” means collectively, the offer letters (to be entered into at the Closing) delivered by NewCo to the AHI Principals and accepted by each of them, in the form as attached as Exhibit E hereto, and containing compensation terms that are consistent with those set forth on Schedule 8.15-B, which Employment Letters and compensation terms shall become effective as of the Closing.

“Encumbrance” means, with respect to any Asset or security, any mortgage, deed of trust, lien, pledge, charge, security interest, conditional sale or other security arrangement, collateral assignment, adverse claim of title, ownership or right to use, restriction (including transfer restriction), right of first refusal or offer or other encumbrance of any kind in respect of such Asset or security.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person who, together with the applicable Person, is or has ever been deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or who is or has ever been under common control with the applicable Person (within the meaning of Section 414 of the Code) or a member of an affiliated service group with the applicable Person within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

7

“Expense Reimbursement Side Letter” means the letter agreement dated as of the date hereof between GAHR III and GAHR III Advisor pursuant to which GAHR III Advisor has agreed to reimburse GAHR III for its costs in pursuit of the REIT Merger in the event that the stockholders of GAHR III do not approve the REIT Merger, which agreement is attached hereto as Exhibit F.

“GAAP” means accounting principles generally accepted in the United States, and consistently applied in accordance with past practice.

“GAHR III Advisor” means Griffin-American Healthcare REIT III Advisor, LLC, a Delaware limited liability company.

“GAHR III Advisory Agreement” means the Advisory Agreement dated as of February 26, 2014, by and among GAHR III, GAHR III OP and GAHR III Advisor, as amended or modified.

“GAHR III Charter” means the Articles of Amendment and Restatement of GAHR III dated January 15, 2014.

“GAHR III Charter Amendment” means the amendments to the GAHR III Charter that GAHR III will propose to its stockholders for their approval (to remove Section 9.12 thereof in its entirety and to remove the last sentence of Section 11.1 thereof), which GAHR III Charter Amendment will be in substantially the form attached hereto as Exhibit G.

“GAHR III Material Adverse Change” means any change that, individually or in the aggregate, (A) has a material adverse effect on the business, Assets, results of operations, cash flows, properties, or condition (financial or otherwise), taken as a whole, of GAHR III and its Subsidiaries, or (B) materially impairs or delays the ability of GAHR III and GAHR III OP to consummate the transactions contemplated by this Agreement, other than, in the case of the foregoing clause (A), any change that results from or is related to (i) general economic, capital market, financial, political or regulatory conditions or local, regional, national or international conditions in any of the industries in which GAHR III’s business is conducted, including changes in interest or exchange rates, (ii) an occurrence, outbreak, escalation or material worsening of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response or reaction to any of the foregoing, (iii) changes in Law, GAAP or other applicable accounting standards or the interpretations thereof and (iv) acts of God or other calamities, including any fires, earthquakes, hurricanes, tornadoes and epidemics (including COVID-19) and any other Law, directive or recommendation by an Authority in response thereto or other natural or manmade disasters or other force majeure event (provided, that with respect to clauses (i)—(iv), any such change shall be taken into account for purposes of determining if a GAHR III Material Adverse Change has or is reasonably expected to have occurred to the extent such change, individually or in the aggregate, has a disproportionate impact on GAHR III and its Subsidiaries, taken as a whole, relative to other Persons in the industry in which GAHR III and GAHR III OP conduct their business).

“GAHR IV Advisor” means Griffin-American Healthcare REIT IV Advisor, LLC, a Delaware limited liability company.

8

“GAHR IV Advisory Agreement” means the Advisory Agreement dated as of February 16, 2016 by and among GAHR IV, GAHR IV OP and GAHR IV Advisor, as amended or modified.

“Good Reason” means, without the applicable AHI Principal’s written consent: (a) a material diminution of his annual base salary, target annual cash performance bonus opportunity, target annual equity-based compensation opportunity or other annual incentive compensation opportunities, in each case, as in effect as of the Closing and as may be increased from time to time (other than in connection with an across-the-board reduction of compensation that does not exceed 10% of his then base salary and that is applied to all senior executives of GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger)); (b) a material reduction in his authority, title, duties or responsibilities; or (c) his being required to relocate his principal place of employment with GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger) more than thirty (30) miles from his principal place of employment as of the Closing, it being understood that (i) he may be required to travel frequently in connection with his position and that prolonged periods away from his principal residence shall not constitute Good Reason and (ii) a requirement to work from home or to return to the office after a prior requirement to work from home shall not constitute a required relocation of the Participant’s principal place of employment. A termination of employment by AHI Principal shall not be deemed to be for Good Reason unless (A) he gives GAHR III written notice describing the event or events that are the basis for such termination within sixty (60) calendar days after he knows or should have known of the initial occurrence of such event or events, (B) such grounds for termination (if susceptible to correction) are not corrected by GAHR III or its Affiliates (or GAHR IV or its Affiliates following the REIT Merger) within thirty (30) calendar days after GAHR III’s receipt of such notice (“Correction Period”), and (C) he terminates his employment no later than thirty (30) calendar days following the Correction Period. For the avoidance of doubt, the consummation of the transactions contemplated by this Agreement and the Merger Agreement shall not constitute or give rise to Good Reason.

“Griffin Contributor” means Griffin Capital Strategic Holdings Company, LLC, a Delaware limited liability company.

“Griffin Interest” means the 25% ownership interest held by the Griffin Contributor in each of GAHR III Advisor and GAHR IV Advisor.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (i) indebtedness of such Person for borrowed money; (ii) indebtedness for borrowed money of any other Person guaranteed in any manner by such Person; (iii) obligations of such Person as lessee under any leases which are required to be capitalized in accordance with GAAP, contingently or otherwise, as obligor or guarantor; (iv) all obligations to pay the deferred and unpaid purchase price of Assets, property and equipment which have been delivered, and (v) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangement that will be payable upon termination thereof (assuming they were terminated on the date of determination); provided, however, that “Indebtedness” shall not include any Transaction Expenses.

9

“Intellectual Property” means all intellectual property, including the following: (i) all Marks; (ii) all patents and patent applications, including any provisional, utility, continuation, continuation-in-part or divisional applications, and all reissues thereof and all reexamination certificates issuing therefrom; (iii) all Copyrights; (iv) all know-how or other trade secrets; (v) all software programs and related documentation; and (vi) the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at law or equity for any past, present or future infringement or misappropriation of any of the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investment Management Services” means acting as an “investment adviser” within the meaning of the Advisers Act, and performing activities related or incidental thereto, including any services which involve the management of the Sponsored Investment Fund.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to AHI, any and all information which one or more of the AHI Principals actually knew of (after due inquiry), (ii) with respect to Griffin Capital, any and all information which one or more of Kevin Shields and Howard Hirsch actually knew of (after due inquiry), and (iii) with respect to GAHR III, any and all information which one or more of members of the Special Committee actually knew of (after due inquiry).

“Law” means any federal, state, provincial, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, Permit, rule, regulation, policy, guideline, ruling, Order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Authority.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Losses” means actual out-of-pocket losses, damages, Liabilities, costs or expenses, including reasonable attorneys’ fees.

“Mark” means any registered or unregistered trademark, service mark, trade name, product name, d/b/a, certification mark, Internet domain name, uniform resource locator, slogan, logo symbol, trade dress or other indicia of origin, and all applications or registrations relating thereto and all goodwill connected with the use thereof and symbolized thereby.

“OP Partnership Units” means Partnership Units (as defined in the Pre-Merger OP Operating Agreement) representing a Limited Partner Interest (as defined in the Pre-Merger OP Operating Agreement) of GAHR III OP.

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“OP Unit Assignment Agreements” means (a) the Partnership Unit Transfer Agreement, by and among GAHR III Advisor, HoldCo, GAHR III and GAHR III OP (to be entered into and consummated prior to the Closing) relating to the transfer to HoldCo of interests in GAHR III OP then held by GAHR III Advisor and (b) the Partnership Unit Transfer Agreement, by and among GAHR IV Advisor, HoldCo, GAHR IV and GAHR IV OP (to be entered into and consummated prior to the Closing) relating to the transfer to HoldCo of interests in GAHR IV OP then held by GAHR IV Advisor, as set forth in Exhibits H-1 and H-2 hereto, respectively.

“OP Unit Repurchase Agreements” means (a) the OP Unit Repurchase Agreement (to be entered into at the Closing, and the consummation of which shall occur upon at the time set forth in Section 8.19 hereof) by and among HoldCo, GAHR III and GAHR III OP relating to the repurchase by GAHR III OP of interests in GAHR III OP then held by HoldCo (after giving effect to assignment contemplated by the applicable OP Unit Assignment Agreement) and (b) the OP Unit Repurchase Agreement (to be entered into at the Closing, and the consummation of which shall occur at the time set forth in Section 8.19 hereof) by and among HoldCo, GAHR IV and GAHR IV OP relating to the repurchase by GAHR IV OP of interests in GAHR IV OP then held by HoldCo (after giving effect to assignment contemplated by the applicable OP Unit Assignment Agreement), as set forth in Exhibits I-1 and I-2 hereto, respectively.

“Order” means any order, writ, injunction, judgment, decree, ruling, assessment or arbitration award of any Authority or arbitrator.

“Ordinary Course of Business” means, with respect to a specified Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of such Person’s normal operations (including, any reasonable action that, based on the Person’s good faith business judgment, is necessary to respond to COVID-19 or the effects thereof).

“Organizational Document” means, as to any Person, its certificate or articles of incorporation, its regulations or by-laws or any equivalent documents under the Law of such Person’s jurisdiction of formation.

“Permit” means any license, franchise, approval, registration, consent, exemption, variance, waiver, authorization, certification, listing or permit issued, granted, given or otherwise made available by or under the authority of any Authority.

“Permitted Encumbrance” means (i) (a) Encumbrances for Taxes not yet subject to penalties for nonpayment or which are being actively contested in good faith by appropriate proceedings, (b) statutory liens of landlords and mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Encumbrances and security obligations that are not delinquent, (c) rights granted to any licensee of any Intellectual Property in the Ordinary Course of Business, and (d) requirements and restrictions of zoning, land use, building, environmental and other Laws, (ii) Encumbrances and other recorded and unrecorded monetary and non-monetary Encumbrances set forth in any title policy or title report or survey (or any update of a title policy, title report or survey) provided to GAHR III prior to the date hereof with respect to the Leased Real Property, and (iii) liens created by the owner of the fee simple interest in the Leased Real Property that affect the underlying fee simple interest of the Leased Real Property but that do not materially impair the operations of the Contributed Business as currently conducted thereon.

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“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity (including any Authority).

“Proceeding” means any action, arbitration, audit, non-routine examination, hearing, mediation, claim, investigation, inquiry, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Authority or arbitrator.

“Real Property” means all land, buildings and other structures, facilities or improvements located thereon, all fixtures permanently affixed thereto, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Reference NAV Per Unit” means $8.71.

“Reference Value” means $134,688,677.

“Registration Rights Agreement” means the registration rights agreement (to be entered into at the Closing) by and among GAHR III, GAHR III OP and HoldCo, in the form as set forth in Exhibit J hereto.

“REIT Stock Repurchase Agreements” means (a) the stock repurchase agreement (to be entered into and consummated at the Closing) by and between GAHR III and HoldCo relating to the repurchase by GAHR III of the equity that HoldCo then holds in GAHR III, and (b) the stock repurchase agreement (to be entered into and consummated at the Closing) by and between GAHR IV, GAHR III and HoldCo, relating to the purchase by GAHR III of the equity that HoldCo then holds in GAHR IV, in the forms as set forth in Exhibits K-1 and K-2 hereto, respectively.

“Representatives” means, as to any Person, its directors, officers, employees, agents, attorneys, accountants and financial advisors.

“Required Agreements” means, collectively, each Employment Letter and Restrictive Covenant Agreement with the AHI Principals.

“Restrictive Covenant Agreements” means the Non-Competition and Non-Solicitation Agreements (to be entered into and effective at the Closing) between GAHR III and GAHR III OP, on the one hand, and each of the AHI Principals, on the other hand, in the form attached as Exhibit L hereto.

“Retained Entities” means any partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, the equity of which is directly or indirectly owned by the Sponsors, other than NewCo and NewCo’s Subsidiaries.

“Retention Equity Pool” means an equity incentive pool approved by the GAHR III Board (or a duly authorized committee thereof) at or prior to the Closing pursuant to which (following the Closing) GAHR III shall issue 344,432 restricted shares of GAHR III Common Stock, or if the REIT Merger occurs, pursuant to which (following the REIT Merger) GAHR IV shall issue 319,149 restricted shares of its Class I Common Stock.

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“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor Contributor Entity” means any of (a) the Griffin Contributor and (b) the AHI Contributors, and the term “Sponsor Contributor Entities” refers to them collectively.

“Sponsor Representative” means the Person designated as such pursuant to a written agreement among the Sponsors and the Additional Indemnitors, which Person initially shall be AHI.

“Sponsored Investment Fund” means American Healthcare RE Fund, L.P., a private investment fund under consideration by AHI for which AHI expects to raise up to $750,000,000 in equity capital to acquire healthcare-related real estate assets and to which the Contributed Business will provide Investment Management Services.

“Sponsored Investment Fund IMA” means any investment management or advisory Contract (if entered into prior to the Closing) pursuant to which AHI will provide Investment Management Services to the Sponsored Investment Fund.

“Sponsored Investment Fund LPA” means the limited partnership agreement (if entered into prior to the Closing) of the Sponsored Investment Fund, including any actual or contemplated “side letters,” subscription agreements or any other Contract between or among the Sponsored Investment Fund’s general partner, any investor(s) in the Sponsored Investment Fund and/or the Sponsored Investment Fund relating to the Sponsored Investment Fund.

“Sponsored Investment Fund Offering Materials” means any offering materials and communications with actual or potential investors in the Sponsored Investment Fund, including without limitation, the Sponsored Investment Fund’s confidential private placement memorandum, the Fund Overview – July 2020 presentation (and any updates thereto) and any related term sheets.

“Subsidiary” means, with respect to a specified Person, any other Person in which more than 50% of the securities or other ownership interests having the power to (a) elect a majority of the other Person’s board of directors or other governing body or (b) otherwise direct the business and policies of the other Person, are owned or controlled, directly or indirectly, by (x) the specified Person, (y) the specified Person and one or more Subsidiaries of the specified Person, or (z) one or more Subsidiaries of the specified Person. For the avoidance of doubt, prior to Closing, HoldCo is a Subsidiary of AHI and NewCo is a Subsidiary of HoldCo; and following the HoldCo to NewCo Pre-Closing Contributions, GAHR III Advisor and GAHR IV Advisor will be Subsidiaries of NewCo.

“Target Working Capital” means $100,000.

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“Tax” means all U.S. federal, state, local, and non-U.S. taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority.

“Tax Authority” means the IRS and any other domestic or non-U.S. governmental authority responsible for the administration of any Taxes.

“Tax Return” means any return, statement, declaration, claim for refund, report, estimate, notice, form, schedule, informational return, statement or other document (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, information returns and reports and any amendment to any of the foregoing) relating to Taxes.

“Third Party” means any Person who is not a party to this Agreement.

“Transaction Expenses” means the aggregate amount of all fees and expenses incurred by or on behalf of, or paid or payable by, the Sponsors and their Affiliates (including NewCo) arising from or in connection with the consideration, review, pursuit, negotiation, execution or performance of this Agreement, any Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, in each case incurred or payable on or prior to the Closing (or the earlier termination of this Agreement), including (A) all brokers’ or finders’ fees, (B) fees and expenses of counsel, advisors, consultants, investment bankers, other financial advisors, accountants, auditors and experts (provided that Transaction Expenses shall not include any fees and expenses incurred by and reimbursable to GAHR III Advisor or GAHR IV Advisor and their Affiliates, as applicable, in connection with their performance of services under the Advisory Agreements and under the property-management and property-management-oversight agreements set forth on Schedule 1.1-C hereto and (C) employee compensation, severance or change of control, retention or similar bonuses tied to the consummation of any transaction (including the transactions contemplated hereby) (provided that Transaction Expenses shall not include any grants that may be made under the Retention Equity Pool).

“Transfer Documents” means, collectively, all deeds, bills of sale, assignments, assumptions (including Liability assumption agreements), affidavits and other instruments of contribution, conveyance, transfer and assignment between the Sponsors and their Subsidiaries for the contribution and transfer of the Contributed Assets to HoldCo and to NewCo, on the one hand, and between HoldCo and GAHR III OP for the contribution and transfer of NewCo to GAHR III OP, on the other hand, in form and substance reasonably satisfactory to the parties thereto, as may be reasonably necessary or advisable under the Laws of the relevant jurisdictions to effect the Sponsor to HoldCo Pre-Closing Contributions, the HoldCo to NewCo Pre-Closing Contributions and the Closing Contribution.

“Transfer Taxes” means any sales Tax, use Tax, transfer Tax, documentary stamp Tax, value added Tax or similar Taxes and related fees imposed on the sale or transfer of the Contributed Assets or the Contributed Business pursuant to this Agreement or pursuant to the entering into of this Agreement.

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“Transferred Intellectual Property” means all right, title and interest in and to all Intellectual Property of any of the Sponsors or the Sponsor Contributor Entities relating to, resulting from or arising out of the operation or conduct of the Contributed Business, other than rights to use the name “Griffin” or any derivation thereof (rights to which name constitute a Retained Asset hereunder).

“Working Capital” means, on a consolidated basis, the amount equal to Current Assets less Current Liabilities.

“Working Capital Adjustment Amount” means (a) Estimated Closing Date Working Capital, minus (b) Target Working Capital, which resulting figure may be a positive or negative number. If Estimated Closing Date Working Capital exceeds the Target Working Capital, the “Working Capital Adjustment Amount” shall be a positive number, and if Estimated Closing Date Working Capital is less than Target Working Capital, the “Working Capital Adjustment Amount” shall be a negative number.

1.2 Additional Defined Terms. For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Term	Section
Acquisition and Disposition Fee Shortfall	3.4(a)(i)
Actual Closing Balance Sheets	3.2(b)
Actual Closing Date Cash	3.2(b)
Actual Closing Date Unpaid Indebtedness	3.2(b)
Actual Closing Date Unpaid Transaction Expenses	3.2(b)
Actual Closing Date Working Capital	3.2(b)
Additional Indemnitor	Preamble
Additional Indemnitors	Preamble
Agreed Adjustments	3.2(d)
Agreement	Preamble
AHI	Preamble
AHI Disclosure Letter	5
AHI Principals	Preamble
Assumed Liabilities	2.1(d)
Basket	11.4(a)
Business Intellectual Property	5.15(a)
Cap	11.4(a)
Change of Recommendation	8.9
Claim	11.5(a)
Closing	4.1
Closing Contribution	3.1
Closing Date	4.1
Colony	Preamble
Consolidated Entities	5.11(a)
Contributed Assets	2.1(b)
Covered Persons	8.11(c)
Current Fee Participation Amount	3.4(a)(ii)

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Term	Section
Current Fee Participation Payment	3.4(a)(iii)
Data Room	12.1(a)
Dispute Period	3.4(f)
DLA	12.1(a)
Earnout Clawback	3.4(b)
Earnout Consideration	3.4(b)
Earnout Consideration Statement	3.4(e)
Earnout Period	3.4(a)(iv)
Estimated Closing Date Cash	3.2(a)
Estimated Closing Date Unpaid Indebtedness	3.2(a)
Estimated Closing Date Unpaid Transaction Expenses	3.2(a)
Estimated Closing Date Working Capital	3.2(a)
Estimated Closing Statement	3.2(a)
Final Adjustment Amount	3.2(e)
Final Closing Date Value	3.2(e)
Financial Statements	5.11(a)
First Minimum Funding Date	3.4(c)
Flaherty Trust	Preamble
FLSA	5.10(j)
Fund Carried Interest	3.4(a)(v)
Fund Costs	3.4(a)(vi)
Fund Management Fees	3.4(a)(vii)
Fund Placement Fees	3.4(a)(viii)
Fund Transaction Fee Adjustment	3.4(a)(ix)
Fundamental Representations	11.1
GAHR III	Preamble
GAHR III Board	Recitals
GAHR III Capital Contributions	3.4(a)(x)
GAHR III Common Stock	7.5(a)
GAHR III Indemnified Persons	11.3
GAHR III OP	Preamble
GAHR III Preferred Stock	7.5(a)
GAHR IV	Recitals
GAHR IV OP	Recitals
GAHR Plans	8.15(b)
Government Entity	5.20(b)
GP Claw-Back	3.4(a)(xi)
GP Indemnification Costs	3.4(a)(xii)
Griffin Capital	Preamble
HoldCo	Recitals
HoldCo to NewCo Pre-Closing Contributions	2.1(b)
Imputed Fee Generation Amount	3.4(a)(xiii)
Independent Directors	3.4(e)
Leased Real Property	5.16(a)
Material Contracts	5.13(a)

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Term	Section
Merger Agreement	Recitals
Merger Exchange Ratio	Recitals
Merger Sub	Recitals
NewCo	Recitals
NewCo Interests	Recitals
Notice of Disagreement	3.4(f)
Objection	3.2(d)
Objection Notice	3.2(c)
OP Merger	Recitals
Offer Employee	8.15(a)
Offer Letter	8.15(a)
Personal Information	5.22
Post-Closing Statement	3.2(b)
Post-Merger OP Operating Agreement	Recitals
Pre-Merger OP Operating Agreement	Recitals
Proxy Statement	8.8(a)
Real Property Leases	5.16(a)
Recommendation	7.2(b)
REIT Merger	Recitals
Requisite GAHR III Stockholder Approval	7.2(a)
Retained Assets	2.1(c)
Retained Liabilities	2.1(e)
Special Committee	Recitals
Sponsor	Preamble
Sponsor Indemnified Persons	11.2
Sponsor Indemnifying Parties	11.3
Sponsor Representative Agreement	12.4(b)
Sponsor to HoldCo Pre-Closing Contributions	2.1(a)
Sponsors	Preamble
Third Party Claim	11.6(a)
Total Consideration	3.1
Transferred Books and Records	2.1(b)(iv)
Unreturned GAHR III Capital Contributions	3.4(a)(xiv)

SECTION 2. PRE-CLOSING CONTRIBUTIONS

2.1 Pre-Closing Contributions.

(a) Prior to the Closing, and subject to the terms and conditions set forth in this Agreement, each Sponsor will (in one or more transactions) cause its respective Sponsor Contributor Entities to contribute, convey, transfer, assign and deliver to HoldCo, and HoldCo shall acquire (in one or more transactions) from the Sponsor Contributor Entities, all of the right, title and interest of the Sponsor Contributor Entities in and to the Contributed Assets (the “Sponsor to HoldCo Pre-Closing Contributions”). Following the Sponsor to HoldCo Pre-Closing Contributions, HoldCo will hold all Assets, other than as set forth in this Agreement or the related Schedules, previously held by such Sponsor Contributor Entities and their Affiliates used in or necessary to the operation or conduct of the Contributed Business.

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(b) After one or more of the Sponsor to HoldCo Pre-Closing Contributions, and subject to the terms and conditions set forth in this Agreement, each Sponsor will then (in one or more transactions) cause its respective Sponsor Contributor Entities to in turn cause HoldCo (in one or more transactions) to contribute, convey, transfer, assign and deliver to NewCo, and NewCo shall acquire from HoldCo, all of the right, title and interest of HoldCo in and to the Contributed Assets (the “HoldCo to NewCo Pre-Closing Contributions”). In consideration of the contributions of the Contributed Assets by HoldCo to NewCo, each of the Sponsors will take appropriate action to cause NewCo to issue additional membership interests to HoldCo, such that all of the issued and outstanding membership interests in NewCo are held by HoldCo following the HoldCo to NewCo Pre-Closing Contributions. Following the HoldCo to NewCo Pre-Closing Contributions, NewCo will hold all Assets previously held by HoldCo used or held for use in connection with the Contributed Business. As used in this Agreement, but subject to Section 2.1(c), the term “Contributed Assets” means all Assets used in or necessary to the operation or conduct of the Contributed Business, including, without limitation:

(i) the Assigned Contracts;

(ii) all membership and/or equity interests held by each Sponsor and its respective Sponsor Contributor Entity in (A) GAHR III Advisor and GAHR IV Advisor, and in each case including the Griffin Interest, and (B) each of the following Persons: AHI Management Services, Inc.; American Healthcare RE Fund GP, LP; AHI Advisor, LLC; AHI Holdings GP, LLC; AHI RE Fund GP, LP; and AHI RE Fund UGP, LLC;

(iii) all other Assets (other than the Retained Assets) used in or necessary to the operation or conduct of the Contributed Business, including, without limitation, (1) all interests of AHI and its Affiliates in the Sponsored Investment Fund, (2) all leases, intellectual property and intellectual property rights, furniture, fixtures, equipment and other Assets used or held for use in connection with the Contributed Business and (3) all Cash held by NewCo and its Subsidiaries; and

(iv) all books and records (including performance track records) in the possession or control of the Sponsors and Sponsor Contributor Entities to the extent pertaining to the Contributed Assets described in clauses (i)—(iii) above (the “Transferred Books and Records”).

(c) Notwithstanding anything to the contrary contained elsewhere in this Agreement, each of the Sponsors and the Sponsor Contributor Entities shall retain (and shall not contribute to HoldCo, which shall not in turn contribute to NewCo), and neither HoldCo nor NewCo shall acquire, directly or indirectly, from the Sponsors or the Sponsor Contributor Entities, any of right, title or interest in any of the Retained Assets. As used in this Agreement, the term “Retained Assets” means:

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(i) any equity or other interests in and to any Retained Entities and any rights, preferences or privileges with respect to such Retained Entities or other interests therein, in each case under the Organizational Documents of each such Retained Entity;

(ii) any equity or partnership interests issued as part of the Total Consideration hereunder;

(iii) all Assets used or held for use by the Sponsors that are not used in or necessary to the operation or conduct of the Contributed Business;

(iv) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, member and membership interest transfer records and all other similar corporate records of the Sponsor Contributor Entities and each Retained Entity;

(v) any attorney-client privilege to the extent that such privilege may be asserted by each AHI Principal in his individual capacity or by the Sponsors and their respective Subsidiaries and Affiliates;

(vi) the Assets set forth on Schedule 2.1(c)(vi) hereto;

(vii) rights to use the “Griffin” name and any derivation thereof;

(viii) any cash held by the AHI Contributors;

(ix) all rights of the Sponsors, the Sponsor Contributor Entities and their respective Affiliates under this Agreement and any Ancillary Documents; and

(x) all assets of Griffin Capital and its Subsidiaries, other than the Griffin Interest.

(d) Subject to Section 2.1(e), in connection with the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions, and in consideration of the contribution of the Contributed Assets (i) by the Sponsors and the Sponsor Contributor Entities to HoldCo, and (ii) by HoldCo to NewCo, each of the Sponsors will cause NewCo to assume and, as applicable, pay, perform and discharge any and all Liabilities (other than Retained Liabilities), whether arising before or after the Sponsor to HoldCo Pre-Closing Contributions or the HoldCo to NewCo Pre-Closing Contributions, of such Sponsor, HoldCo and any of their respective predecessor companies or businesses, and of any of their Affiliates, Subsidiaries or divisions, used in or necessary to the Contributed Business, or the present, past or future ownership or use of any Contributed Assets (the “Assumed Liabilities”). Without limiting the generality of the foregoing, and solely for purposes of clarity, the Assumed Liabilities include (but are not limited to) all Liabilities, whether arising prior to, on or after the Closing Date, under or relating to any Assigned Contracts.

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(e) NewCo is not, nor is any Subsidiary of NewCo, assuming, and expressly disclaims the assumption of, (i) any Liabilities, whether arising on, before or after the Sponsor to HoldCo Pre-Closing Contributions or the HoldCo to NewCo Pre-Closing Contributions, of the Sponsors, the Sponsor Contributor Entities, HoldCo, any of their respective predecessor companies or businesses or any of their Affiliates, Subsidiaries or divisions to the extent relating to, resulting from or arising out of the present, past or future ownership or operation of any Retained Assets and any Retained Entities, (ii) any Indebtedness, (iii) any Transaction Expenses or (iv) any Liabilities with respect to any and all Taxes to the extent attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date (the foregoing clauses (i) – (iv) collectively are referred to herein as the “Retained Liabilities”).

2.2 Consents Relating to Contributed Assets.

(a) Notwithstanding any other provision of this Agreement, this Agreement does not constitute an agreement to contribute, convey, transfer, assign and deliver any interest in any Contributed Asset, or any claim, right, benefit or obligation arising thereunder or resulting therefrom if a contribution, conveyance, transfer, assignment or delivery, or an attempt to make such a contribution, conveyance, transfer, assignment or delivery, without the Consent of a Third Party would (i) constitute a breach or other contravention of the rights of such Third Party, (ii) be ineffective with respect to any party to a Contract concerning such Contributed Asset, (iii) upon transfer, in any way adversely affect the rights of NewCo under such Contributed Asset, as applicable, or (iv) conflict with or violate any applicable Law. If the contribution, conveyance, transfer, assumption, assignment or delivery of the Contributed Assets or of the NewCo Interests, or of any Liability under the same, requires the Consent of a Third Party, then such contribution, conveyance, transfer, assumption, assignment or delivery shall be subject to such Consent being obtained. Without limiting Section 2.2(b), if any Contributed Asset may not be assigned to HoldCo or NewCo or the NewCo Interests may not be assigned to GAHR III OP, respectively, by reason of the absence of any such Consent, NewCo shall not be required to assume any Assumed Liability arising under such Contributed Asset, as applicable.

(b) If any Consent in respect of a Contributed Asset has not been obtained on or before the Sponsor to HoldCo Pre-Closing Contributions or the HoldCo to NewCo Pre-Closing Contributions, as applicable, each Sponsor and its Affiliates shall continue to use commercially reasonable efforts to obtain such Consent as promptly as practicable after the Sponsor to HoldCo Pre-Closing Contributions or the HoldCo to NewCo Pre-Closing Contributions, as applicable, until such time as such Consent has been obtained, and to cooperate in any lawful and reasonable arrangement following the Closing, which arrangement shall provide NewCo and GAHR III the benefits and burdens of any such Contributed Asset, including subcontracting, licensing or sublicensing to NewCo and/or GAHR III any or all of such Sponsor’s or its Affiliates’ rights with respect to such Contributed Asset and including the enforcement for the benefit of NewCo and GAHR III of any and all rights of such Sponsor or its Affiliates, as applicable, against a Third Party thereunder. Once a Consent for the contribution, conveyance, transfer, assumption, assignment and delivery of a Contributed Asset is obtained, each of the Sponsors shall, or shall cause its Affiliates to, as applicable, promptly assign, transfer, convey and deliver such Contributed Asset to NewCo, as applicable, and NewCo shall assume the obligations under such Contributed Asset assigned to it from and after the date of assignment to NewCo. If and when such Consents are obtained or such other required actions have been taken, the transfer of such Contributed Asset shall be effected in accordance with the terms of this Agreement.

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(c) Nothing in this Section 2.2 shall be deemed a waiver by NewCo, GAHR III or GAHR III OP of their rights under this Agreement, nor shall this Section 2.2 be deemed to constitute an agreement to exclude from the Contributed Assets any of the Assets described under Section 2.1(b).

SECTION 3. CLOSING CONTRIBUTION

3.1 Contribution of NewCo. Subject to the terms and conditions contained herein, at the Closing, each Sponsor shall cause its respective Sponsor Contributor Entities to cause HoldCo to contribute, convey, transfer, assign and deliver to GAHR III OP, free and clear of any Encumbrances (other than Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws), and GAHR III OP shall acquire from HoldCo, all of HoldCo’s right, title and interest in and to the NewCo Interests, which constitute all of the issued and outstanding membership interests in NewCo. The transactions contemplated by the foregoing sentence are referred to in this Agreement as the “Closing Contribution”. In consideration of the Closing Contribution, GAHR III shall cause GAHR III OP to pay to HoldCo the Closing Date Consideration (and together with the Earnout Consideration, the “Total Consideration”).

3.2 Estimated Closing Statement and Post-Closing Adjustment.

(a) No later than five (5) Business Days prior to the anticipated Closing Date, the Sponsors shall prepare and deliver to GAHR III OP a statement (the “Estimated Closing Statement”) setting forth the Sponsors’ good faith estimated calculation as of the Calculation Time of (A) the Working Capital (“Estimated Closing Date Working Capital”), (B) Closing Date Cash (“Estimated Closing Date Cash”), (C) the Closing Date Unpaid Indebtedness (“Estimated Closing Date Unpaid Indebtedness”), (D) the Closing Date Unpaid Transaction Expenses (“Estimated Closing Date Unpaid Transaction Expenses”), and (E) the Working Capital Adjustment Amount, and (F) the Closing Date Value (which, for the avoidance of doubt, shall include the Working Capital Adjustment Amount), which Estimated Closing Statement shall include a reasonably detailed summary of the calculations made to arrive at such amounts.

(b) On or prior to the day that is one hundred and twenty (120) days after the Closing, GAHR III (or GAHR IV following the REIT Merger) shall prepare and deliver to the Sponsors a certificate (the “Post-Closing Statement”) providing (i) unaudited consolidated balance sheets of NewCo and its Subsidiaries as of the Calculation Time, prepared in accordance with GAAP and without giving effect to the transactions contemplated hereby (the “Actual Closing Balance Sheets”), (ii) GAHR III’s calculation, based on the Actual Closing Balance Sheets and in accordance with GAAP, of each of the following as of the Calculation Time: (1) Working Capital (“Actual Closing Date Working Capital”), (2) Closing Date Cash (“Actual Closing Date Cash”), (3) any Closing Date Unpaid Indebtedness (“Actual Closing Date Unpaid Indebtedness”) and (4) any Closing Date Unpaid Transaction Expenses (“Actual Closing Date Unpaid Transaction Expenses”), and (iii) the re-calculation of the Closing Date Value and the components thereof (using Actual Closing Date Working Capital, Actual Closing Date Cash, Actual Closing Date Unpaid Indebtedness and Actual Closing Date Unpaid Transaction Expenses in lieu of the estimates therefor set forth in the Estimated Closing Statement). Each Sponsor shall cooperate in the preparation of the Post-Closing Statement, as reasonably requested by GAHR III (or GAHR IV following the REIT Merger).

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(c) On or prior to the day that is thirty (30) days following GAHR III’s (or GAHR IV following the REIT Merger) delivery of the Post-Closing Statement, the Sponsor Representative may deliver a written notice to GAHR III (or GAHR IV following the REIT Merger) (an “Objection Notice”) stating in reasonable detail the Sponsors’ objections to and alternative calculations of Actual Closing Date Working Capital, Actual Closing Date Cash, Actual Closing Date Unpaid Indebtedness and Actual Closing Date Unpaid Transaction Expenses. If the Sponsor Representative does not deliver an Objection Notice within such thirty (30) day period, the Post-Closing Statement as issued by GAHR III (or GAHR IV following the REIT Merger), including any amounts, determinations and calculations contained therein, shall be conclusive and binding upon GAHR III (or GAHR IV following the REIT Merger) and the Sponsors, and shall constitute the final determination of Actual Closing Date Working Capital, Actual Closing Date Cash, Actual Closing Date Unpaid Indebtedness and Actual Closing Unpaid Date Transaction Expenses. Any amount, determination or calculation contained in a timely-delivered Post-Closing Statement and not specifically disputed in a timely delivered Objection Notice shall be deemed final, binding and conclusive upon GAHR III (or GAHR IV following the REIT Merger) and the Sponsors.

(d) If an Objection Notice is timely delivered by the Sponsor Representative, GAHR III (or GAHR IV following the REIT Merger) and the Sponsor Representative shall negotiate in good faith to resolve each dispute raised therein (each, an “Objection”, and any Objections actually resolved by mutual agreement of GAHR III (or GAHR IV following the REIT Merger) and the Sponsor Representative, the “Agreed Adjustments”) for a period of thirty (30) days following GAHR III’s (or GAHR IV following the REIT Merger) receipt of such Objection Notice. In the event that GAHR III (or GAHR IV following the REIT Merger) and the Sponsor Representative fail to agree on any of the Sponsor Representative’s proposed adjustments set forth in the Objection Notice within such thirty (30) day period notwithstanding such good faith negotiation, GAHR III (or GAHR IV following the REIT Merger) and the Sponsor Representative (on behalf of the Sponsors) shall jointly engage an Accounting Firm to render a decision as to any Objections still in dispute (acting as an expert and not an arbitrator) in accordance with the terms of this Agreement as soon as practicable (but in any event within thirty (30) days after the engagement of the Accounting Firm). GAHR III (or GAHR IV following the REIT Merger) and the Sponsor Representative shall provide the Accounting Firm with their respective determinations of Actual Closing Date Working Capital, Actual Closing Date Cash, Actual Closing Date Unpaid Indebtedness and Actual Closing Date Unpaid Transaction Expenses, as well as all supporting documentation reasonably required by the Accounting Firm. The Accounting Firm shall render its written decision as to each Objection specifically disputed in a timely delivered Objection Notice (which did not subsequently become an Agreed Adjustment), including a statement in reasonable detail of the basis for its decision. In rendering its decision as to any such Objections still in dispute, the Accounting Firm shall only address the Objections specifically disputed in a timely delivered Objection Notice (which did not subsequently become an Agreed Adjustment), and the Accounting Firm may not assign a value greater than the greatest value for any such item assigned by GAHR III, on the one hand,

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or the Sponsor Representative, on the other hand, or less than the lowest value for any such item assigned by GAHR III, on the one hand, or the Sponsor Representative, on the other hand. All Objections that are resolved between GAHR III and the Sponsor Representative or are determined by the Accounting Firm shall be final, conclusive and binding on the Parties and each of their Affiliates, successors and assigns, absent manifest error. The fees and expenses of the Accounting Firm shall be paid by the Sponsor Representative (on behalf of the Sponsors), on the one hand, and by GAHR III (or GAHR IV following the REIT Merger), on the other hand, based upon the percentage that the amount contested but not awarded to it bears to the aggregate amount contested by it.

(e) The Post-Closing Statement (including the calculation of the Final Adjustment Amount) shall be deemed final for the purposes of this Section 3.2 upon the earlier of (i) the failure of the Sponsor Representative to issue an Objection Notice to GAHR III (or GAHR IV following the REIT Merger) within thirty (30) days of the Sponsor Representative’s receipt thereof, (ii) the resolution of all Objections pursuant to Section 3.2(d) by GAHR III (or GAHR IV following the REIT Merger) and the Sponsor Representative (i.e., as Agreed Adjustments) and (iii) the resolution of all Objections still in dispute pursuant to Section 3.2(d) by the Accounting Firm (which, absent manifest error, shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover). Following the final determination of the Actual Closing Date Working Capital, Actual Closing Date Cash, Actual Closing Date Unpaid Indebtedness and Actual Closing Date Unpaid Transaction Expenses, the Closing Date Value and the components thereof shall be re-calculated (using Actual Closing Date Working Capital, Actual Closing Date Cash, Actual Closing Date Unpaid Indebtedness and Actual Closing Date Unpaid Transaction Expenses, as finally determined, in lieu of the estimates therefor set forth in the Estimated Closing Statement). The amount by which the Closing Date Value as so re-calculated varies from the Closing Date Value paid at Closing is the “Final Adjustment Amount”, and the Closing Date Value as so re-calculated is the “Final Closing Date Value”.

(f) Upon the final determination of the Final Adjustment Amount:

(i) If the Final Closing Date Value exceeds the Closing Date Value at the Closing, then GAHR III (or GAHR IV following the REIT Merger) shall pay an amount in cash by wire transfer of immediately available funds equal to such excess to HoldCo within five (5) Business Days after the date on which the Final Adjustment Amount is finally determined. .

(ii) If the Final Closing Date Value is less than the Closing Date Value at the Closing, then the Sponsors, jointly and severally, shall pay, or cause to be paid, an amount in cash equal to such deficiency to GAHR III (or GAHR IV following the REIT Merger) by wire transfer of immediately available funds within five (5) Business Days after the date on which the Final Adjustment Amount is finally determined.

3.3 Closing Date Payment. At the Closing, GAHR III OP shall issue a number of OP Partnership Units to HoldCo equal to the Closing Date Consideration, as follows: (a) 25% of such OP Partnership Units shall be designated as “Series A”; (b) 25% of such OP Partnership Units shall be designated as “Series B”; and (c) 50% of such OP Partnership Units shall be “unclassified” OP Partnership Units.

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3.4 Earnout.

(a) Defined Terms. For purposes of this Section 3.4, the following definitions shall apply:

(i) “Acquisition and Disposition Fee Shortfall” means an amount, calculated annually and aggregated over the Earnout Period, equal to (A) $6.75 million per annum (including as prorated for any partial year during the Earnout Period), minus (B) the sum of (x) 2.25% multiplied by the gross purchase price of all acquisitions completed by GAHR III (or GAHR IV following the REIT Merger), its Subsidiaries, joint ventures (but only if GAHR III or its Subsidiaries manage such joint venture) and managed vehicles (excluding the Sponsored Investment Fund), during the Earnout Period and (y) 2.00% multiplied by the gross sales price of all dispositions completed by GAHR III (or GAHR IV following the REIT Merger), its Subsidiaries and managed vehicles (excluding the Sponsored Investment Fund) during the Earnout Period, with such acquisition and disposition fees to be calculated consistent with the Advisory Agreements as in effect immediately prior to the execution of this Agreement, including the provisions therein that no disposition fee shall be payable to GAHR III Advisor or GAHR IV Advisor (or their Affiliates) for property sales if such sales involve GAHR III or GAHR IV selling all or substantially all of their properties in one or more transactions designed to effectuate a business-combination transaction. The Acquisition and Disposition Fee Shortfall shall not be less than zero.

(ii) “Current Fee Participation Amount” means the amount of any Fund Management Fees (when paid) multiplied by 35.0% after both of the following conditions have occurred: (x) the Imputed Fee Generation Amounts exceeds $47,250,000; and (y) the Fund Management Fees collected by GAHR III exceed the aggregate Fund Costs through such date.

(iii) “Current Fee Participation Payment” refers to any payment obligation of the Current Fee Participation Amount arising under Section 3.4(b) hereof.

(iv) “Earnout Period” means the period beginning on the Closing Date and ending on the earlier of (A) the date that the Sponsored Investment Fund is liquidated, dissolved or disposes of all or substantially all of its assets, or (B) seven years from the Closing Date.

(v) “Fund Carried Interest” means the sum of any and all promote, incentive fees or carried interest imposed by the Sponsored Investment Fund’s investment manager or general partner on the Sponsored Investment Fund or its limited partners.

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(vi) “Fund Costs” means the sum of any and all: (A) GP Claw-Back; (B) Fund Transaction Fee Adjustment; (C) Unreturned GAHR III Capital Contributions; (D) Fund Placement Fees; and (E) GP Indemnification Costs.

(vii) “Fund Management Fees” means the sum of any and all acquisition fees, asset management fees, investment management fees and any other ancillary fees collected by the Sponsored Investment Fund’s investment manager from the Sponsored Investment Fund relating to its management of the Sponsored Investment Fund, including, without limitation, for leasing commissions and construction management fees. The term “Fund Management Fees” shall not include any property-management-oversight fees collected by the Sponsored Investment Fund’s general partner or investment manager from the Sponsored Investment Fund.

(viii) “Fund Placement Fees” means the sum of any and all placement agent fees (or similar consulting fees) owed by the Sponsored Investment Fund or its investment manager after the Closing in respect of the Sponsored Investment Fund’s fundraising activities, including, without limitation, those owed to TriGlobal Strategic Ventures, LLC.

(ix) “Fund Transaction Fee Adjustment” means the amount of any Fund Management Fees that the Sponsored Investment Fund’s investment manager must return to the Sponsored Investment Fund or its investors due to a subsequent recalculation or overpayment thereof.

(x) “GAHR III Capital Contributions” means the capital contributions made by GAHR III or its Subsidiaries (and any successor-in-interest, including GAHR IV and its Subsidiaries) to the Sponsored Investment Fund after the Closing in respect of its or its Affiliates’ general-partner commitment to the Sponsored Investment Fund.

(xi) “GP Claw-Back” means any and all repayments, reimbursements, returns of capital or similar claw-back payments relating to the Fund Carried Interest paid by the Sponsored Investment Fund’s investment manager or general partner back to the Sponsored Investment Fund or its limited partners pursuant to the terms of the Sponsored Investment Fund LPA.

(xii) “GP Indemnification Costs” means the aggregate amount of any indemnification claims paid or payable by the Sponsored Investment Fund’s investment manager or general partner to the Sponsored Investment Fund’s limited partners or to the Sponsored Investment Fund.

(xiii) “Imputed Fee Generation Amount” means the amount that is the sum of clauses (B)(x) and (B)(y) within the definition of Acquisition and Disposition Fee Shortfall.

(xiv) “Unreturned GAHR III Capital Contributions” means GAHR III Capital Contributions less any distributions received by GAHR III or its Subsidiaries (and any successor-in-interest, including GAHR IV and its Subsidiaries) after the Closing from the Sponsored Investment Fund in respect of the GAHR III Capital Contributions.

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(b) Aggregate Contingent Payment. Subject to Sections 3.4(c), 3.4(d), 3.4(h), 3.4(i) and 11.7 and the following proviso, at the end of the Earnout Period, GAHR III shall pay to AHI an amount in cash equal to (i) 35.0% multiplied by the sum of (A) the Fund Management Fees, plus (B) the Fund Carried Interest, minus (C) Fund Costs, minus (D) the Acquisition and Disposition Fee Shortfall (the amount to be paid under this Section 3.4(b), including any advances thereon in the form of Current Fee Participation Payments, the “Earnout Consideration”); provided, however, that at such time as both of the conditions in clauses (x) and (y) of the definition of Current Fee Participation Amount have occurred, then AHI shall thereupon receive an advance (in cash) against any Earnout Consideration in an amount equal to the then calculated Current Fee Participation Amount, which amount GAHR III shall pay quarterly through the end of the Earnout Period for so long as such conditions remain satisfied (which advanced Current Fee Participation Amount will reduce any Earnout Consideration payable at the end of the Earnout Period); provided further, however, that if the finally determined Earnout Consideration (if any) is less (including as a result of any failure to vest or cessation of vesting as set forth in Section 3.4(c)) than the Current Fee Participation Amounts (if any) previously paid by GAHR III to AHI, then AHI shall (and shall cause any of its distributees of any Current Fee Participation Amounts to) refund in cash the amount of such excess to GAHR III (the “Earnout Clawback”). Each of the AHI Principals and Flaherty Trust acknowledge and agree to guarantee the performance by AHI of AHI’s obligations in the previous sentence; provided that none of the AHI Principals or Flaherty Trust shall be required to pay any amount for the Earnout Clawback that exceeds the value of (x) its Applicable Earnout Percentage multiplied by (y) the amount of the Earnout Clawback that AHI has failed to so refund; and provided further that in no event shall any of the AHI Principals or Flaherty Trust be liable for an amount in excess of the aggregate Current Fee Participation Amounts actually distributed to it.

(c) Vesting Requirements; Cessation of Vesting. Notwithstanding Section 3.4(b), the right of AHI to receive the Earnout Consideration shall only vest (i.e., AHI shall only then have a vested right in it, but subject to cessation of vesting as set forth in this Section 3.4(c)) as follows: (i) one-third of the Earnout Consideration shall vest on the first limited-partner capital call date of the Sponsored Investment Fund (the “First Minimum Funding Date”), (ii) one-third of the Earnout Consideration shall vest on the date that is 18 months after the First Minimum Funding Date, and (iii) one-third shall vest on the date that is three years after the First Minimum Funding Date; provided, however, that notwithstanding the foregoing, the vesting requirements of this Section 3.4(c) shall not be deemed satisfied (at all or in part) until the Sponsored Investment Fund has received at least $100,000,000 in funded limited-partner commitments, and provided further, that, notwithstanding the foregoing, all vesting pursuant to the foregoing sentence shall immediately cease (and all of AHI’s interest in any unvested portion of the Earnout Consideration shall be thereupon forfeited) in the event that any two or more AHI Principals cease to be employed by GAHR III (or GAHR IV following the REIT Merger) (except that (x) a termination of their employment without Cause by GAHR III (or GAHR IV following the REIT Merger), (y) their resignation for Good Reason from GAHR III (or GAHR IV following the REIT Merger) and (z) their termination of employment as a result of their death or permanent Disability (as defined in Section 22(e)(3) of the Code) shall not constitute a cessation of employment under this Section 3.4(c)).

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(d) Fair Market Value. In the event the Earnout Period ends pursuant to clause (B) of its definition, then the Earnout Consideration shall be calculated using the then fair market value of the Sponsored Investment Fund, considering for such purpose as if all the assets of the Sponsored Investment Fund had been sold at their then fair market value and as if all components within the calculation of the Earnout Consideration were also calculated using that fair market value (as applicable) and less any other Fund Costs reasonably determined by GAHR III at that time. For purposes of this Section 3.4, fair market value of the Sponsored Investment Fund’s assets shall be as reasonably agreed between GAHR III and AHI. In the event such parties are unable to reach an agreement thereon, they shall jointly engage an independent, national real estate valuation firm, which shall be directed to determine the fair market value of the Sponsored Investment Fund’s assets in their totality, taking into account any premium ascribed to asset portfolios of similar size and quality as determined by such valuation firm, which fair market value shall then by used by GAHR III and AHI for purposes of calculating the Earnout Consideration.

(e) Contingent Consideration Statements. Promptly following (but within 60 days after) the end of the Earnout Period, GAHR III will, under the direction of its then independent and disinterested members of the GAHR III Board (the “Independent Directors”), prepare a statement setting forth the calculation of the Earnout Consideration for AHI’s review, together with supporting detail from which that statement has been prepared (the “Earnout Consideration Statement”).

(f) Access to Information. GAHR III shall cooperate with AHI in good faith to assist AHI in its review of the Earnout Consideration Statement and shall make appropriate information and personnel of GAHR III reasonably available to AHI, and use its commercially reasonable efforts to make appropriate personnel and advisors of GAHR III available to AHI, to discuss and answer questions with respect to the Earnout Consideration Statement. During the period within 30 Business Days of receipt of such Earnout Consideration Statement by AHI (the “Dispute Period”), AHI may dispute all or a portion of the relevant Earnout Consideration Statement by giving a notice of disagreement (a “Notice of Disagreement”) relating to such Earnout Consideration Statement to GAHR III setting forth in reasonable detail the basis for any such disagreement relating to such Earnout Consideration Statement. The parties shall promptly commence good faith negotiations with a view to resolving all such disagreements. If AHI does not provide a Notice of Disagreement relating to an Earnout Consideration Statement to GAHR III within the Dispute Period, then AHI shall be deemed to have irrevocably accepted such Earnout Consideration Statement in the form delivered to it by GAHR III. Notwithstanding anything in this Section 3.4(f) to the contrary, at AHI’s election, AHI may provide a written notice to GAHR III at any time during the Dispute Period that it has accepted such Earnout Consideration Statement delivered to it by GAHR III, and such acceptance shall be deemed a “final determination” for purposes of this Section 3.4.

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(g) Disagreements. Other than as set forth in Section 3.4(d), if AHI delivers a Notice of Disagreement pursuant to Section 3.4(f) and AHI and GAHR III are unable to resolve all disagreements within 20 Business Days following the delivery of such Notice of Disagreement, such disagreement shall thereafter be referred to the Accounting Firm for a resolution of such disagreement in accordance with the terms of this Agreement. AHI and GAHR III shall each be party to the engagement letter entered into with the Accounting Firm. If any remaining issues in dispute are submitted to the Accounting Firm for resolution, each of AHI and GAHR III will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute and to discuss such matters with the Accounting Firm. The Accounting Firm shall act as an expert and not as an arbitrator to calculate, based solely on the written submissions of GAHR III, on the one hand, and AHI, on the other, and not by independent investigation, the applicable Earnout Consideration Statement and shall be instructed that its calculation (A) must be made in accordance with the standards and definitions in this Agreement, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by GAHR III in the applicable Earnout Consideration Statement and AHI in the applicable Notice of Disagreement. AHI and GAHR III shall instruct the Accounting Firm that the determinations of such firm with respect to any disagreement shall be rendered within 30 Business Days after referral of the disagreement to such firm or as soon thereafter as reasonably possible. The Accounting Firm shall make a determination with respect to any unresolved disagreement only in a manner consistent with this Section 3.4, and in no event shall the Accounting Firm’s determination of the unresolved disagreements be for an amount that is outside the range of AHI’s and GAHR III’s proposals with respect to each individual disagreement. Such determinations shall be final and binding upon the parties, and the amount so determined shall be used to complete the applicable Earnout Consideration Statement. Each of AHI and GAHR III shall use its reasonable best efforts to cause the Accounting Firm to render its determination within the 30 Business Day period described in this Section 3.4(g), and each shall cooperate with such firm and provide such firm with access to its books, records, personnel and Representatives and such other information as such firm may require in order to render its determination. The fees and expenses of the Accounting Firm shall be borne by the party whose proposed Earnout Consideration Amount as reflected in such party’s submission to the Accounting Firm differs the most from the Earnout Consideration Amount (as applicable) finally determined by the Accounting Firm (or, if such differences of the parties are equal, equally by AHI and GAHR III).

(h) Timing of Payment. Promptly (but in no event more than 15 Business Days) after the Earnout Consideration Statement has become final in accordance with this Section 3.4, GAHR III shall transfer to AHI the Earnout Consideration; provided, however, that any Current Fee Participation Payments shall be deducted from the Earnout Consideration to be paid pursuant to this Section 3.4.

(i) Discretion in Management of Sponsored Investment Fund. GAHR III (or GAHR IV following the REIT Merger) (acting through its then Independent Directors only) and GAHR III OP shall be free to conduct their Investment Management Services (including their acquisition, disposition and other investment activities, and all decisions regarding employment of their personnel, fundraising and decisions to call capital commitments) in accordance with their good faith ordinary business judgment, with no express or implied obligation to AHI or any other Person to take any action, or omit to take any action, to seek to maximize the Earnout Consideration. This includes the right of GAHR III (or GAHR IV following the REIT Merger) and GAHR III OP to decline to accept an investment from any potential investor(s) in the

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Sponsored Investment Fund as they see fit in their good faith ordinary business judgment, which decision to so decline shall be made by the Independent Directors only. Notwithstanding the foregoing, GAHR III (or GAHR IV following the REIT Merger) and GAHR III OP shall not (and shall use all reasonable best efforts to ensure that none of their Affiliates shall), during the Earnout Period, in bad faith manipulate charges, overhead allocations or revenue allocations, or take any other action in bad faith, in each case for the purpose of reducing the Earnout Consideration to be paid pursuant to this Section 3.4.

(j) Adjustment for Tax Purposes. Any payment under this Section 3.4 shall be treated as an adjustment to the Total Consideration for any Tax purposes, except as otherwise required by a final “determination” under Section 1313(a) of the Code.

(k) Tax Efficiency. If AHI later determines that it would be beneficial to it and/or the ultimate beneficiaries of the Earnout Consideration to structure the Earnout Consideration in a manner more Tax efficient for them, then GAHR III and GAHR III OP agree that they will reasonably cooperate with AHI in such structuring; provided, however, that, notwithstanding anything contained herein to the contrary, GAHR III and GAHR III OP shall not be required to structure the Earnout Consideration in any manner that would, in their reasonable determination (which determination may be based, in whole or in part, on the advice of counsel to GAHR III, GAHR III OP or GAHR IV (or their successors)), (i) result in or cause an adverse or otherwise detrimental Tax result or effect for GAHR III, GAHR III OP or GAHR IV (or their successors) (including, without limitation, any increase in the risk of an audit of them or any of their Affiliates by any Tax Authority), (ii) result in or cause an adverse or otherwise detrimental economic result or effect for any of them (or their successors), or (iii) not be permitted under Law. Further, AHI agrees that it will (A) reimburse GAHR III, GAHR III OP and GAHR IV (and their successors) for all reasonable legal fees or other out-of-pocket costs incurred by them in connection with any such structuring and (B) indemnify and hold them and each other GAHR III Indemnified Person harmless with respect to any Tax-related Liability (including, without limitation, penalties, interest and a Tax “gross-up” payment) that any of them (or their direct or indirect owners) may incur as a result of any such structuring.

3.5 Withholding. GAHR III, GAHR III OP and their respective Subsidiaries shall be entitled to deduct and withhold from any consideration payable hereunder the amounts required to be deducted and withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax Law, and the relevant withholding Person shall timely remit to the appropriate Authority any and all amounts so deducted or withheld and timely file all Tax Returns required to be filed under applicable Tax Law; provided, however, the relevant withholding Person shall provide the Sponsors with reasonable advance written notice of their intention to withhold and the reason for such withholding at least seven (7) Business Days prior to any such withholding. To the extent that amounts are so withheld or paid over to or deposited with the relevant Authority in accordance with the foregoing, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.6 Restrictive Legend. HoldCo acknowledges and agrees that the OP Partnership Units issuable under Section 3.3 hereof (including any securities of GAHR III issuable upon redemption of such OP Partnership Units under the Pre-Merger OP Operating Agreement or,

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following the Merger, of GAHR IV issuable upon redemption of such OP Partnership Units under the Post-Merger OP Operating Agreement) are not covered by an effective registration statement under the Securities Act, and further are subject to transfer to, or cancelation by, GAHR III and GAHR III OP as set forth in Section 11.7 hereof. As such, HoldCo acknowledges and agrees that any certificate or book-entry security entitlement evidencing such OP Partnership Units and such GAHR III securities shall contain a legend in substantially the form set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT, AND IN ALL SUCH CASES ARE FURTHER SUBJECT TO (X) TRANSFER RESTRICTIONS CONTAINED IN AN AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF AMERICAN HEALTHCARE REIT HOLDINGS, LP (AS AMENDED FROM TIME TO TIME) AND (Y) TRANSFER TO, OR CANCELATION BY, GRIFFIN-AMERICAN HEALTHCARE REIT III, INC. (OR ITS SUCCESSORS) AS SET FORTH IN A CONTRIBUTION AGREEMENT DATED JUNE 23, 2021 UNDER WHICH SUCH SECURITIES WERE INITIALLY ISSUED. AS SUCH, HOLDERS OF THE SECURITIES REPRESENTED HEREBY SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND MAY FURTHER BE FORCED TO FORFEIT OR SURRENDER THE SECURITIES IN CERTAIN INSTANCES.

SECTION 4. THE CLOSING

4.1 Closing. The consummation of the Closing Contribution (the “Closing”) will take place as soon as practicable but in any event not later than the third Business Day following the date on which the last of the conditions set forth in Section 9 has been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time and place as GAHR III OP and the Sponsors may agree in writing. The Closing shall take place (i) at the offices of DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300, Raleigh, North Carolina, 27612-2350, at 10:00 A.M., New York City time, or (ii) at such other place, time or date as GAHR III OP and the Sponsors may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date”.

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4.2 Deliveries at Closing.

(a) At or prior to the Closing, the Sponsors, as applicable, will, or will cause their respective applicable Affiliates to, deliver to GAHR III OP:

(i) a certificate, signed by an executive officer on behalf of each Sponsor and dated as of the Closing, that the conditions set forth in Sections 9.2(a), 9.2(b) and 9.2(c) have been satisfied;

(ii) documents and instruments, reasonably satisfactory to GAHR III OP, evidencing the completion of the Sponsor to HoldCo Pre-Closing Contributions and of the HoldCo to NewCo Pre-Closing Contributions, other than with respect to any Consents relating to the Contributed Assets not obtained prior to the Closing, which Consents, for the avoidance of doubt, shall, following Closing, be addressed in the manner contemplated by Section 2.2;

(iii) an assignment of membership interests, duly executed by HoldCo, providing for the admission of GAHR III OP as the sole member of NewCo in place of HoldCo;

(iv) (A) the Pre-Merger OP Operating Partnership Agreement, duly executed by HoldCo as a new member thereof, and (B) the Post-Merger OP Operating Partnership Agreement, duly executed by HoldCo as a member thereof (but with the effectiveness of the Post-Merger OP Operating Partnership Agreement to be subject to the consummation of the OP Merger);

(v) the Registration Rights Agreement, duly executed by HoldCo;

(vi) an IRS Form W-9 completed by each Sponsor Contributor Entity (or, if relevant, its sole owner for U.S. federal income tax purposes) and HoldCo;

(vii) the REIT Stock Repurchase Agreements, duly executed by HoldCo;

(viii) the OP Unit Assignment Agreements and the OP Unit Repurchase Agreements, duly executed by HoldCo;

(ix) the Cash Redemption Right Waiver Letter, duly executed by all parties thereto;

(x) (A) the Required Agreements, duly executed by each AHI Principal, and (B) the Offer Letters, duly executed by the required number of Offer Employees pursuant to Section 9.2(f)(ii)(B) and in accordance with Section 8.15(a); and

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(xi) such other typical and customary certificates, documents and instruments as GAHR III OP may reasonably request related to (x) the Sponsor to HoldCo Pre-Closing Contributions, (y) the HoldCo to NewCo Pre-Closing Contributions, and (z) the Closing Contribution, including all Transfer Documents.

(b) At or prior to the Closing, GAHR III OP will deliver to the Sponsors all of the following:

(i) a certificate, signed by an executive officer on behalf of GAHR III and dated as of the Closing, that the conditions set forth in Sections 9.3(a) and 9.3(b) have been satisfied;

(ii) a confirmation executed by the managing member of GAHR III OP of the issuance of the OP Partnership Units in accordance with Section 3.3;

(iii) (A) the Pre-Merger OP Operating Partnership Agreement, duly executed by GAHR III OP, and (B) the Post-Merger OP Operating Partnership Agreement, duly executed by GAHR III OP (but with the effectiveness of the Post-Merger OP Operating Partnership Agreement to be subject to the consummation of the Merger);

(iv) the Registration Rights Agreement, duly executed by GAHR III and GAHR III OP;

(v) a certified copy of the Charter Amendment filed with the State Department of Assessments and Taxation of the State of Maryland;

(vi) an IRS Form W-9 completed by GAHR III OP;

(vii) the REIT Stock Repurchase Agreements, duly executed by GAHR III and GAHR IV, as applicable;

(viii) the OP Unit Assignment Agreements and the OP Unit Repurchase Agreements, duly executed by GAHR III, GAHR III OP, GAHR IV and GAHR IV OP, as applicable; and

(ix) such other typical and customary certificates, documents and instruments as HoldCo may reasonably request related to the Closing Contribution.

4.3 Tax Treatment. For U.S. federal income Tax purposes (and for all relevant state income Tax purposes), the transactions contemplated by this Agreement are intended to be treated as follows: (a) the Sponsor to HoldCo Pre-Closing Contributions as a contribution pursuant Section 721 of the Code to HoldCo, (b) the HoldCo to NewCo Pre-Closing Contributions as a disregarded transfer, and (c) the Closing Contribution as a part contribution pursuant to Section 721 of the Code to the extent such contribution is in exchange for OP Partnership Units and a part sale of property to the extent of any consideration paid in cash. The parties agree that, to the extent the Closing Contribution is treated as a part sale of property in exchange for the Earnout Consideration, such sale shall be governed by the installment method

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pursuant to Section 453 of the Code, and as a result no gain shall be recognized prior to the first payments of the Earnout Consideration being made. Each party hereto agrees to report, and cause their Affiliates to report, the transactions contemplated by this Agreement consistently with the foregoing for all U.S. federal income Tax purposes (including on all applicable Tax Returns and in any audit with a Tax Authority to the extent permitted by applicable Law), except as otherwise required by a “final” determination under Section 1313(a) of the Code.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF AHI

Except as set forth in the disclosure letter delivered by AHI to GAHR III and GAHR III OP concurrently with the execution of this Agreement (the “AHI Disclosure Letter”), AHI represents and warrants to GAHR III and GAHR III OP as follows:

5.1 Organization and Qualification. Each of the AHI Contributors and AHI is a legal entity duly organized, validly existing, and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite partnership and limited liability company power and authority to conduct either its business or the Contributed Business as it is now being conducted by such entity, and to own, lease and operate the Contributed Business’ properties, rights and Assets. Each of the AHI Contributors and AHI is duly qualified as a foreign partnership or limited liability company or licensed to do business as a foreign entity in good standing, as the case may be, in each jurisdiction where such qualification is necessary for the conduct of the Contributed Business as currently conducted or where the nature or location of the properties, rights and Assets owned, leased or operated by it requires such qualification or licensing, except where the failure to be so qualified would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change. The Organizational Documents of each of the AHI Contributors, GAHR III Advisor, GAHR IV Advisor, HoldCo and NewCo, copies of which have been provided or made available to GAHR III OP, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

5.2 Authority; Approvals. Each of AHI and the AHI Contributors have, and AHI will cause each of its Affiliates party hereto and thereto to have, the necessary partnership or limited liability company power and authority to execute and deliver this Agreement and any Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents to which AHI and its Affiliates are party and the performance by such party of the transactions contemplated by this Agreement and the Ancillary Documents have been duly and validly authorized by all necessary partnership, company or other action on the part of AHI or an Affiliate thereof, and no other partnership, company or other proceedings on the part of AHI or an Affiliate thereof are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which such party is a party by such Sponsor or Affiliate. This Agreement has been, and upon their execution the Ancillary Documents to which AHI or an Affiliate thereof is a party will be, duly executed and delivered by such party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by each of the other parties thereto, constitute, and upon their execution such Ancillary Documents will constitute, valid and binding obligations of AHI or an Affiliate thereof, as applicable, enforceable against such party in accordance with their respective terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement or creditors’ rights generally and (ii) general equitable principles.

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5.3 Title to the Contributed Assets.

(a) The AHI Contributors have good and valid title to the Contributed Assets free and clear of Encumbrances (except for Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws). Following the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions, good and valid title to the Contributed Assets, free and clear of any and all Encumbrances (except for Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws) will pass to HoldCo and then to NewCo, respectively.

(b) Each of HoldCo and NewCo has been formed in connection with the transactions contemplated by this Agreement. Prior to the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions, other than with respect to Liabilities incident to its formation and other rights and Liabilities under this Agreement and any Ancillary Documents, NewCo did not and does not have any Assets or Liabilities, and other than the execution and performance of this Agreement and the Ancillary Document(s) to which NewCo is a party, NewCo has not conducted and is not conducting any operations or business. Immediately prior to and at the Closing, NewCo and its Subsidiaries will not own equity in any other Person, other than NewCo’s equity ownership in GAHR III Advisor, GAHR IV Advisor, AHI Management Services, Inc., American Healthcare RE Fund GP, LP, AHI Advisor, LLC, AHI Holdings GP, LLC, AHI RE Fund GP, LP and AHI RE Fund UGP, LLC (each of which currently is, or will be as of the Closing, a direct wholly owned Subsidiary of NewCo).

(c) (i) The AHI Contributors and the Griffin Contributor are collectively the beneficial owners and owners of record of all of the issued and outstanding membership units of HoldCo, (ii) HoldCo is the beneficial owner and owner of record of all of the NewCo Interests, and (iii) immediately prior to the Closing, NewCo will be the beneficial owner and owner of record of all of the issued and outstanding membership interests in GAHR III Advisor and in GAHR IV Advisor, in each case free and clear of any Encumbrances (other than Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws). All of the NewCo Interests (and equity interests in NewCo’s Subsidiaries) have been validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. There are no Contracts to which the AHI Contributors, HoldCo or NewCo (or its Subsidiaries) is a party or bound with respect to the voting (including voting trusts or proxies) of NewCo Interests (or any equity interests in NewCo’s Subsidiaries). There are no outstanding or authorized subscriptions, options, warrants, call rights, conversion rights, exchange rights or similar rights, or Contracts that could require any of AHI, HoldCo, NewCo or any of their respective Subsidiaries to issue, sell or otherwise cause to be outstanding or to redeem any NewCo Interests (or any equity interests in NewCo’s Subsidiaries).

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5.4 No Conflicts. Neither the execution, delivery and performance of this Agreement and the Ancillary Documents by AHI or any Affiliate thereof, nor the consummation of the transactions contemplated hereby or thereby by any AHI or any Affiliate thereof, shall: (a) violate or conflict with any provision of the Organizational Documents of AHI or any Affiliate thereof; (b) conflict with or violate any Law applicable to AHI or any Affiliate thereof or their respective properties, rights or Assets; (c) result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent or waiver, or result in the creation of any Encumbrance upon any Contributed Assets or under any Contract to which AHI or any Affiliate thereof or any of their respective properties, rights or Assets may be bound; or (d) violate, conflict with, result in the loss of any benefit under, or require redemption, repayment or repurchase or otherwise require the purchase or sale of any securities, result in the termination of or a right of termination, modification or cancellation any Contributed Assets or any Contract to which AHI or any Affiliate thereof or any of their respective properties, rights or Assets may be bound, except, in the case of clauses (c) or (d), as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

5.5 Consents and Filings. No Consent of any Authority is required to be obtained or made by or with respect to AHI or any Affiliate thereof or the Contributed Business in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) required filings (if any) under the HSR Act, (ii) the filing with the SEC of any reports or other documents that may be required under the Securities Act or the Exchange Act, (iii) the filing with the appropriate state Authorities of any required “blue sky” filing; or (iv) to the extent that the failure to obtain any such Consent would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

5.6 Absence of Certain Changes. Since January 1, 2021 through the date hereof, the Contributed Business has operated in the Ordinary Course of Business. Since January 1, 2021 through the date hereof, there has not occurred any change, event, occurrence, circumstance, development or effect that has constituted or would reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

5.7 Proceedings. As of the date hereof, there are no Proceedings by or against AHI, any of the AHI Contributors or the Contributed Business pending or, to the Knowledge of AHI, threatened in writing, challenging the legality, validity or enforceability of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby and thereby. Except as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change, as of the date hereof, there are no Proceedings pending or, to the Knowledge of AHI, threatened, against the Contributed Business or against AHI or any AHI Contributor with respect to the Contributed Business or the NewCo Interests. As of the date hereof, none of the Contributed Business, AHI or any Affiliate thereof is subject to any outstanding Order that would have constituted or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

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5.8 Compliance with Laws.

(a) Except as has not constituted and would not reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change, the Contributed Business (including AHI and each of the AHI Contributors) is in compliance with each Law applicable to it. Since January 1, 2019, neither AHI nor any Affiliate thereof has received any written notice of, or to Knowledge of AHI, oral notice of, any investigation with respect to, any violation of any Law applicable to the Contributed Business or the Contributed Assets, except for notices of violations, or knowledge of such investigations, that have not constituted and would not reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

(b) AHI and each of the AHI Contributors possess all material Permits necessary for the conduct of the Contributed Business. All such Permits are in full force and effect in all material respects and, since January 1, 2019, through the date hereof, no Authority has provided any notice that it intends to limit, suspend, revoke or adversely modify such Permits. There is no default under, or violation of, any such Permits, except for defaults or violations that have not constituted and would not reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

5.9 Tax Matters.

(a) Each of NewCo, GAHR III Advisor and GAHR IV Advisor has timely filed (or caused to be filed) all U.S. federal income and all other material Tax Returns required to be filed by it, and all U.S. federal income and all other material Tax Returns otherwise required to be filed with respect the Contributed Assets and the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof have been timely filed. All such Tax Returns were, when filed, and remain correct and complete in all material respects.

(b) All U.S. federal income Taxes and other material Taxes required to be paid with respect to the Contributed Assets and the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof, (including, in each case, any such Taxes required to be withheld), have been timely paid over to the appropriate Authority) or, in the case of Taxes not yet due and payable, accrued and reserved against and entered on the books of NewCo or its Subsidiaries, as applicable, to the extent required to be so accrued under GAAP.

(c) No assertion, claim or assessment has been made by an Authority in writing in a jurisdiction where NewCo or its Subsidiaries does not file Tax Returns that such entity, as relevant, is or may be subject to Taxation by that jurisdiction. There are no audits, investigations by any Authority or other proceedings ongoing or threatened in writing with respect to NewCo, GAHR III Advisor and GAHR IV Advisor. In each case with regard to any Taxes or Tax Returns of NewCo, GAHR III Advisor and GAHR IV Advisor: (i) no deficiency for Taxes has been claimed, proposed or assessed in writing or threatened in writing, by any Authority, which deficiency has not yet been settled; (ii) the statute of limitations has not been waived with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iii) none of NewCo, GAHR III Advisor or GAHR IV Advisor has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law). None of NewCo, GAHR III Advisor and GAHR IV Advisor has requested, has received (or is subject to) a written ruling of an Authority or has otherwise entered into any written agreement with an Authority with respect to any Taxes.

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(d) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving NewCo, GAHR III Advisor and GAHR IV Advisor, or otherwise with respect to the Contributed Assets, or the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof.

(e) None of NewCo, GAHR III Advisor or GAHR IV Advisor is, will be, or would be, as a result of the transactions contemplated herein required to include amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; or (ii) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law.

(f) There are no Encumbrances on any of the Contributed Assets or the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof arising from or relating to any failure (or alleged failure) to pay any Tax.

(g) None of NewCo, GAHR III Advisor or GAHR IV Advisor has ever directly or indirectly participated in or could have any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

5.10 Employees.

(a) Section 5.10(a) of the AHI Disclosure Letter sets forth a complete and accurate list of all Business Employees, as of the date hereof, by name, title or position, employing entity immediately prior to the date hereof, work location, start date, current wages (salaries or hourly rates of pay), commission rates, bonus opportunities, status as exempt or non-exempt under the Fair Labor Standards Act, paid time off balances, visa status (if applicable), and leave of absence status and return to work date (if applicable). All Business Employees are “at will,” and no Business Employee is entitled to severance pay or other benefits following termination or resignation of his or her employment; and all independent contractors of NewCo can be terminated at any time, with or without advance notice, for any reason or no reason at all, and no independent contractors are entitled to any post-termination benefits. All material personnel policies and procedures applicable to Business Employees are in writing. True, complete and correct copies of all written personnel policies and procedures applicable to employees have been made available to GAHR III. Except as expressly contemplated in this Agreement or any other arrangement referred to herein or related thereto (including post-Closing de minimis support services (for no more than one (1) hour a week) from the AHI Principals to AHI in connection therewith), the Business Employees do not provide any services to the Retained Entities and are not intended to provide any services to the Retained Entities following the consummation of the transactions contemplated hereby.

(b) Section 5.10(b) of the AHI Disclosure Letter contains a true and complete list of each Contributed Benefit Plan. As of the Closing, the sponsoring employer of each Contributed Benefit Plan is NewCo as a result of a pre-Closing transfer of such Contributed Benefit Plans by AHI or its Affiliates to NewCo. HoldCo has provided or made available to GAHR III with respect to each Contributed Benefit Plan, in each case to the extent applicable, a true and complete copy of (i) the plan document and any currently effective amendments thereto,

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(ii) any related trust, funding or administrative documents, (iii) the current summary plan description and any current summaries of material modifications, (iv) the most recent determination, advisory or opinion letter from the IRS, (v) the most recently filed annual report on Form 5500 and (vi) any material communication with any Authority. As of the Closing, no current Business Employee will participate in or will have any right to payment or benefits under any Benefit Plan maintained, administered or contributed to solely by HoldCo or any ERISA Affiliate of HoldCo or any other entity (excluding for these purposes NewCo). The representations and warranties in this Section 5.10 relating to Contributed Benefit Plans shall be deemed to be made also with respect to the period of time such plans were sponsored or maintained by AHI.

(c) Each Contributed Benefit Plan has been maintained in all material respects in compliance with its terms and applicable Laws. There are no pending, or to the Knowledge of AHI, threatened, material Proceedings of any kind in any court or Authority with respect to any Contributed Benefit Plan (other than routine claims for benefits). Except as would not reasonably be expected to result in material liability to NewCo or its Subsidiaries, none of NewCo or its Subsidiaries, AHI, or any trustee, administrator, fiduciary or sponsor of any Contributed Benefit Plan, has any obligation to indemnify has engaged in any prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code for which there is no applicable exemption.

(d) None of NewCo, AHI, GAHR III Advisor and GAHR IV Advisor nor any of their respective ERISA Affiliates contributes (or is obligated to contribute), nor during the past six (6) years has had an obligation to contribute, to or has any actual or contingent liability with respect to any (A) a “defined benefit plan” as defined in Section 3(35) of ERISA, (B) a pension plan subject to Title IV of ERISA or the funding standards of Section 302 of ERISA or Section 412 of the Code, (C) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or (D) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. No Liability under Title IV or Section 302 of ERISA has been incurred by any of NewCo, AHI, GAHR III Advisor and GAHR IV Advisor or any of their respective ERISA Affiliates, and no condition exists, to the Knowledge of AHI, that could reasonably expected to present a material risk to NewCo, GAHR III Advisor or GAHR IV Advisor or any of their respective ERISA Affiliates of incurring any such liability.

(e) Each Contributed Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or prototype opinion or advisory letter from the IRS, and, to the Knowledge of AHI, nothing has occurred since the date of any such letter that would reasonably be expected to adversely affect the tax-qualified status of any such Contributed Benefit Plan.

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former employee, officer, director or independent contractor of NewCo to any payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other obligation under, any Contributed Benefit Plan or (iii) result in any payment under any Contributed Benefit Plan not being deductible pursuant to Section 280G of the Code (assuming, for purposes of this representation, that Section 280G of the Code would apply to the transactions contemplated by this Agreement).

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(g) No Contributed Benefit Plan provides material benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than coverage mandated by applicable Law or (ii) death or retirement benefits under any Contributed Benefit Plan that is intended to be qualified under Section 401(a) of the Code or a plan that is sponsored by or to which contributions are mandated by any Authority.

(h) All material contributions required to be made with respect to any Contributed Benefit Plan by applicable Law or by the terms of such plan (including any premiums due or payable with respect to any insurance policy funding any such plan) have been timely paid in full, or to the extent not required to be made or paid on or before the date hereof, have been accrued in accordance with normal accounting practices.

(i) None of NewCo, AHI, GAHR III Advisor and GAHR IV Advisor is party to, or bound by, or negotiating any collective bargaining agreement, contract or other arrangement or understanding with a labor union, employee committee, works council or other labor organization covering any of the Business Employees. To the Knowledge of AHI, as of the date hereof, no union organizing or certification activities are being conducted or threatened with respect to any current Business Employees.

(j) As of the date hereof, there are no (i) current strikes, work stoppages, work slowdowns, lockouts or other labor disputes pending or, to the Knowledge of AHI, threatened against any of NewCo, AHI, GAHR III Advisor or GAHR IV Advisor, or (ii) unfair labor practice charges or complaints pending or, to the Knowledge of AHI, threatened by or on behalf of any Business Employee or group of Business Employees. As of the date hereof, there are no Proceedings pending, or, to the Knowledge of AHI, threatened, before any Authority with respect to or relating to the terms and conditions of employment of the Business Employees. Each of NewCo, GAHR III Advisor and GAHR IV Advisor is and for the past three (3) years has been in compliance in all material respects with all applicable Law respecting employment and employment practices, terms and conditions of employment, and wages and hours, and is not liable for any arrears of wages or penalties with respect to the Business Employees. Except with respect to an open payroll period, each of NewCo, GAHR III Advisor and GAHR IV Advisor has paid in full all compensation, including wages, commissions and bonuses, payable to all Business Employees and all individuals who have rendered services to any of NewCo, GAHR III Advisor and GAHR IV Advisor, in all instances for services performed on or prior to the Closing, and there are no outstanding agreements, understandings or commitments of any of NewCo, GAHR III Advisor or GAHR IV Advisor with respect to any compensation, commissions or bonuses. Except as would not reasonably be expected to result in material liability to any of NewCo, GAHR III Advisor and GAHR IV Advisor, in the past three (3) years, each of NewCo, GAHR III Advisor and GAHR IV Advisor has properly classified and treated all Business Employees who have been classified as exempt under the Fair Labor Standards Act or any similar applicable Laws (collectively, the “FLSA”) and has properly compensated all Business Employees for all time worked in accordance with the FLSA.

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(k) Except as would not reasonably be expected to result in material liability to any of NewCo, GAHR III Advisor and GAHR IV Advisor, each individual (other than any Business Employee) who currently or in the past three (3) years has rendered services to any of NewCo, AHI, GAHR III Advisor and GAHR IV Advisor that has been classified by the employer entity as having the status of an independent contractor or other non-employee status has been properly so characterized for any purpose, including for purposes of participation in any Contributed Benefit Plan.

(l) Except as would not reasonably be expected to result in material liability to any of NewCo, GAHR III Advisor or GAHR IV Advisor, NewCo, AHI, GAHR III Advisor, and GAHR IV Advisor have properly completed all reporting and verification requirements in accordance with Law relating to immigration control for all of its employees, including the Form I-9, and have retained such Forms I-9 for the periods required under applicable Law. No Business Employee is or was (i) to the Knowledge of AHI, ineligible to work in the U.S. or (ii) misclassified under the applicable state or federal overtime Laws.

5.11 Financial Statements.

(a) Section 5.11 of the AHI Disclosure Letter contains complete and accurate copies of the audited consolidated balance sheets of AHI and its Subsidiaries (collectively, the “Consolidated Entities”) (including for such purposes the Retained Entities) as of December 31, 2019 and December 31, 2020 and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the fiscal years ended on December 31, 2019 and December 31, 2020, together with the unaudited consolidated balance sheets of the Consolidated Entities as of the quarter ended March 31, 2021 and the month ended May 31, 2021, as well as the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for such fiscal periods (collectively, and together with the notes thereto, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial condition and the results of operations of the Consolidated Entities (including for such purposes, the Retained Entities) and of the Contributed Business as of such dates and for such periods and have been prepared in accordance with GAAP (as in effect on the date of the applicable Financial Statement) applied on a consistent basis during the periods involved.

(b) The Consolidated Entities have designed and maintain a system of internal control over financial accounting sufficient to provide reasonable assurances regarding the reliability of financial accounting for the Consolidated Entities. AHI disclosed to its auditors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect AHI’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Consolidated Entities’ internal control over financial accounting. AHI has made available to GAHR III a summary of any such disclosure made by management to its auditors since January 1, 2019.

(c) When delivered by AHI under Section 3.2 hereof, the Estimated Closing Statement will contain a complete and accurate calculation of the Working Capital, the Closing Date Cash, the Closing Date Unpaid Indebtedness, the Closing Date Unpaid Transaction Expenses and the Closing Date Value.

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5.12 Undisclosed Liabilities. Except (a) as disclosed, set forth or reflected or reserved against on the Financial Statements, (b) for Liabilities permitted by or incurred pursuant to this Agreement or any Ancillary Documents, (c) for Liabilities incurred after January 1, 2021 in the Ordinary Course of Business, (d) for Liabilities set forth on Section 5.12 of the AHI Disclosure Letter or (e) for Retained Liabilities, the Contributed Business is not subject to, and the Assumed Liabilities do not include, any Liabilities, other than Liabilities that would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change. Notwithstanding the foregoing, the representations and warranties contained in this Section 5.12 do not apply to those portions of the representations and warranties made in Section 5.8, Section 5.10, Section 5.15 or Section 5.16 that are expressly qualified by the Knowledge of AHI.

5.13 Material Contracts.

(a) Section 5.13 of the AHI Disclosure Letter contains a complete list, as of the date hereof, of all Material Contracts to which AHI or any of the AHI Contributors is a party or by which any of them is bound relating to, resulting from or arising out of the operation or conduct of the Contributed Business (other than Contracts that exclusively relate to Retained Assets and Retained Liabilities) or by which the Contributed Business is otherwise bound. For purposes hereof, the term “Material Contracts” means all Contracts necessary to operate and conduct the Contributed Business in substantially the same manner as conducted by the Sponsors and their Affiliates immediately prior to the date hereof and immediately prior to the Closing, including, without limitation, the following:

(i) the Advisory Agreements;

(ii) any Contract for Fund Placement Fees or any other placement, distribution or sale of shares, units or other ownership interests of the Sponsored Investment Fund, GAHR III or any other fund, investment vehicle or investment product, including solicitation agreements and investor referral agreements, in each case, pursuant to which AHI, its Subsidiaries or the Sponsored Investment Fund may incur fees or has incurred fees;

(iii) any Contract requiring any Person to invest in the Sponsored Investment Fund;

(iv) any Contract that contains (A) a “clawback” or similar undertaking requiring the contribution, reimbursement or refund by AHI or any of its Affiliates of any prior distribution, return of capital or fees (whether performance based or otherwise) paid to any such Person or (B) a “most favored nation” provision;

(v) any Contract that contains “key person” provisions pertaining to employees of AHI or any of its Affiliates;

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(vi) any Contract that limits in any material respect the freedom of any Person to compete in any line of business, to solicit or engage any Person for business or employment, to provide any service, or to sell any product or securities in any geographic area;

(vii) any joint venture or partnership agreement;

(viii) any Contract requiring indemnification to or by any of AHI, the AHI Contributors, NewCo, any of NewCo’s Subsidiaries or the Contributed Business; provided, however, this Section 5.13(a)(viii) shall not include non-disclosure or confidentiality agreements entered into in the Ordinary Course of Business;

(ix) any Contract granting any exclusive rights to any Person;

(x) any Contract relating to the licensing, assignment, or transfer of any Business Intellectual Property (other than licenses for commercially available off-the-shelf software involving annual payments of less than $25,000);

(xi) any Contract evidencing Indebtedness;

(xii) any Contract that grants any Person “most favored nation” or similar status, or any type of special fee-discount rights;

(xiii) any Contract relating to Business Intellectual Property;

(xiv) any Contract (1) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (2) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (3) providing any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(xv) all Real Property Leases as well any other Contract to purchase, license or use real property;

(xvi) any Contract that provides for a settlement, conciliation or similar arrangement in connection with any Proceeding or threatened Proceeding against any of AHI, the AHI Contributors, NewCo, any of NewCo’s Subsidiaries or the Contributed Business, which includes any non-monetary remedies or pursuant to which any of them is required to make any payments to other Persons in excess of $50,000 after the Closing;

(xvii) any Contract (A) relating to the employment of, or the performance of services by, a current director, employee or consultant in respect of the Contributed Business or NewCo that provides for payments related to severance, termination, change of control or (B) that would obligate NewCo to provide payments related to severance, termination, change of control to any former director, employee or consultant;

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(xviii) any business combination or mergers and acquisitions Contract;

(xix) any Contract with any Authority; and

(xx) any Contract that was not entered in the Ordinary Course of Business.

(b) AHI has provided true and complete copies of all Material Contracts to GAHR III. Each such Material Contract is valid, binding and enforceable against each Sponsor (or Sponsor Contributor Entity, if applicable) that is a party thereto and, to the Knowledge of AHI, the other parties thereto, in accordance with its terms, and is in full force and effect, except where such failure to be so valid, binding, enforceable or in full force and effect would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change. AHI (or Affiliate thereof, if applicable) is not in default under or in violation or breach of any such Material Contract (other than under agreements that constitute Retained Assets or Retained Liabilities) or has received notice of any default, violation or breach, and to the Knowledge of AHI, none of the other parties thereto is in default, violation of breach of any such Material Contract, except in each case for such defaults, violations or breaches that would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

(c) If entered into prior to date hereof, the Sponsored Investment Fund IMA, Sponsored Investment Fund LPA and all Contracts entered into in connection therewith shall thereupon constitute Material Contracts hereunder.

5.14 Fees and Expenses of Brokers. Other than Keybanc Capital Markets, neither AHI nor any AHI Contributor or any of their respective officers or directors has employed any broker, finder or financial advisor, or incurred any Liability for any brokerage fee or commission, finder’s fee or financial advisory fee in connection with the transactions contemplated hereby. Any brokerage fees or commissions, finder’s fees or financial advisory fees or other Liabilities owing to Keybanc Capital Markets shall be treated as Retained Liabilities hereunder.

5.15 Intellectual Property.

(a) AHI owns, free and clear of all Encumbrances other than Permitted Encumbrances, or has the right to use pursuant to a license, sublicense, or other agreement, all of the Intellectual Property relating to, resulting from or arising out of the operation or conduct of the Contributed Business (collectively, “Business Intellectual Property”). Except with regard to rights to use the name “Griffin” (rights to which name constitute a Retained Asset hereunder), after the Closing, GAHR III and GAHR III OP shall be able to use the Business Intellectual Property in the same manner as used by the Contributed Business prior to the Closing. There is no (i) to the Knowledge of AHI, infringement, dilution, misappropriation or otherwise by Third Parties of any such Transferred Intellectual Property; or (ii) pending or, to the Knowledge of AHI, threatened action, suit, proceeding or claim by others challenging any rights of the Contributed Business in or to any such Business Intellectual Property, and no Sponsor is aware of any facts which would form a reasonable basis for any such claim. All of the Transferred Intellectual Property that is the subject of an application or registration is, to the Knowledge of AHI, valid, subsisting and enforceable.

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(b) To the Knowledge of AHI, the conduct of the Contributed Business has not interfered with, infringed upon, diluted, misappropriated or otherwise violated any Intellectual Property of any Third Party. Neither AHI nor any AHI Contributor has received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that AHI or an AHI Contributor must license or refrain from using any Intellectual Property of any Third Party).

(c) AHI and the AHI Contributors have taken commercially reasonable measures to protect the confidentiality of all trade secrets and other material confidential information and any confidential information owned by any Person to whom AHI or any AHI Contributor has a confidentiality obligation. No such trade secrets or confidential information have been disclosed to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or confidential information by such Person. No current or former employee, contractor or consultant of AHI or of the AHI Contributors (if applicable) has any right, title or interest, directly or indirectly, in whole or in part, in any Transferred Intellectual Property. The Contributed Business has obtained from all Persons who have created any material Intellectual Property valid and enforceable written assignments of any such Intellectual Property for the benefit of the Contributed Business. To the Knowledge of AHI, no Person is in violation of any such written confidentiality or assignment agreements.

(d) Section 5.15(d) of the AHI Disclosure Letter identifies (i) each patent and each other registration that has been issued to AHI or any AHI Contributor with respect to any of the Transferred Intellectual Property, (ii) each pending application for registration that a AHI or an AHI Contributor has made with respect to any of its Transferred Intellectual Property and (iii) each license, sublicense or other permission that AHI or an AHI Contributor has granted to any Third Party with respect to any of its Transferred Intellectual Property. AHI has delivered to GAHR III correct and complete copies of all such licenses, sublicenses and permissions (as amended) as of the date hereof.

5.16 Property.

(a) Section 5.16(a) of the AHI Disclosure Letter sets forth a list, as of the date hereof, of all leases and subleases (collectively, the “Real Property Leases”) for Real Property leased or subleased in respect of the Contributed Business for use in the operation of any portion of the Contributed Business (the “Leased Real Property”). Each of the Real Property Leases is enforceable and in full force and effect, valid and binding in accordance with their respective terms. There is not under any Real Property Lease any material existing default by AHI or an Affiliate party thereto or, to the Knowledge of AHI, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and AHI and its Affiliates quietly enjoy the use of the premises provided for in such lease.

(b) To the Knowledge of AHI, no party other than AHI or the AHI Contributors is entitled to use or occupy the premises demised under the Real Property Leases.

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(c) Neither AHI nor any AHI Contributor owns any real property or interests in real property relating to the Contributed Business.

(d) Except as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change, each building or fixture attached to any Leased Real Property and each item of tangible personal property thereon is in good working order and is adequate for the Contributed Business’s current use of such property, ordinary wear and tear excepted.

5.17 Information for Proxy Statement. None of the information supplied in writing or to be supplied in writing by or on behalf of any Sponsor or Affiliate thereof for inclusion in the Proxy Statement will, at the date it is delivered, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.18 Insurance. AHI, its Subsidiaries and the Contributed Business are insured with reputable insurers against such risks and in such amounts as their management reasonably has determined to be prudent in accordance with industry practices relating to the Contributed Business. Section 5.18 of the AHI Disclosure Letter sets forth a list of all insurance policies that are currently in effect for the benefit of the Contributed Business, together with their most recent annual premium amounts and expiration dates. None of AHI or any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies, including as a result of the transactions contemplated hereby.

5.19 The Sponsored Investment Fund.

(a) True, complete and current copies of the Sponsored Investment Fund Offering Materials have been provided or made available to GAHR III by AHI. None of the information contained therein or otherwise used in the marketing of the Sponsored Investment Fund or offering of an interest therein, at the date it was delivered to any potential investor, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The marketing, solicitation and offering activities of the Sponsored Investment Fund have complied in all material respects with all Applicable Laws, and AHI and its Affiliates hold and have at all times held all required Permits in order to conduct those activities, including to conduct investor solicitation activities and to engage in Investment Management Services for investors in jurisdictions outside the United States.

(c) None of AHI or any Subsidiary thereof is required to be registered as an investment advisor under the Advisers Act in respect of the Sponsored Investment Fund and its related marketing activities as conducted prior to the Closing, or is otherwise required to be registered under any foreign or domestic Law regulating investment advisers.

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5.20 Corruption Laws; Pay-to-Play.

(a) None of AHI nor any of its Affiliates, nor, to the Knowledge of AHI, any director, officer, agent, employee, consultant, other Affiliate, or other Person associated with or acting on behalf of the Contributed Business at any time, (i) has, in any material respect, violated, or is in violation of any provision of the Foreign Corrupt Practices Act, any Law, rule or regulation promulgated to implement the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, or any other Law, rule or regulation of similar purpose or (ii) has, in each case as would constitute a violation of applicable Law, in any material respect, taken or is currently taking corrupt actions in furtherance of an offer, payment, promise to pay or authorization of payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses, to (A) any executive, official, employee or agent of a governmental department, agency or instrumentality, (B) a director, officer, employee or agent of a wholly or partially government-owned or -controlled company or business, (C) a political party or official thereof, or candidate for political office, (D) an executive, official, employee or agent of a public international organization (e.g., the International Monetary Fund or the World Bank) or (E) a third party, in each case in this clause (ii) in order to obtain, retain or direct business and while knowing or having a reasonable belief that all or some portion will be used for the purpose of (x) improperly influencing any act, decision or failure to act by anyone described in clauses (ii)(A)-(D) in his or her official capacity or (y) improperly inducing anyone described in clauses (ii)(A)-(D) to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity.

(b) Neither AHI nor, to the Knowledge of AHI, any director, officer, agent, employee, consultant, other Affiliate, or other Person associated with or acting on behalf of them relating to the Contributed Business (i) has paid or promised to pay, has given or promised to give, any remuneration or thing of value directly or indirectly to any board members, members, officers, employees or agents of a prospective investor that is a state, municipality, or other political entity, agency or subdivision (including any related pension fund) (the “Government Entity”), in connection with such Government Entity’s existing or potential investment in any fund or account including, but not limited to a finder’s fee, cash solicitation fee, or a fee for consulting, lobbying or otherwise; or (ii) has made or promised to make any political contribution to any such Government Entity’s official (or a candidate to such office) or anyone in the decision-making chain of command able to influence such Government Entity’s decisions in connection with potential investment in the Sponsored Investment Fund.

5.21 OFAC and Export Control.

(a) None of the owners of the Contributed Assets is, and (if the Sponsored Investment Fund LPA is entered into prior to the Closing) none of the investors in the Sponsored Investment Fund or any of their directors, officers, employees, agents or Affiliates (if applicable) acting on their behalf, was (at the time such investor’s capital commitment was accepted by the Sponsored Investment Fund), related in any way to, the governments of, or any Persons within, any country or jurisdiction under a U.S. embargo enforced by the Office of Foreign Assets Control (OFAC), or any Persons who are named on (i) the United States Department of the Treasury, OFAC – (A) Specially Designated Nationals List, (B) the United States Sectoral Sanctions Identifications List, (C) the Foreign Sanctions Evaders List, (D) the Palestinian

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Legislative Council List, (E) the List of Foreign Financial Institutions Subject to Part 561, or (F) the Non-SDN Iranian Sanctions Act List (US); (ii) the European External Action Service—Consolidated List of Persons Groups and Entities Subject to EU Financial Sanctions; (iii) Her Majesty’s Treasury, United Kingdom – (A) Consolidated List of Targets or (B) Ukraine: list of persons subject to restrictive measures in view of Russia’s actions destabilising the situation in Ukraine; (iv) Canada’s Office of the Superintendent of Financial Institutions—Consolidated List (Anti-Terrorism Financing) both individuals and entities; (v) Interpol—Security Council Special Notice – (or, alternatively, specific lists available for each of the various individuals and entities subject to sanctions imposed by the United Nations Security Council); (vi) the Swiss State Secretariat for Economic Affairs SECO—Overall list of sanctioned individuals, entities and organizations; or (vii) the Australian Department of Foreign Affairs and Trade – Consolidated List; or on any other similar list maintained by any of the authorities referenced above pursuant to any authorizing statute, executive order, or regulation.

(b) None of the owners of the Contributed Assets (including none of the investors in the Sponsored Investment Fund or any of their directors, officers, employees, agents or Affiliates (if applicable) acting on their behalf, if the Sponsored Investment Fund LPA is entered into prior to the Closing): (i) is (or has ever been) a non-U.S. shell bank or have made payments from, or receive payments to, a non-U.S. shell bank; (ii) is (or has ever been) a senior non-U.S. political figure or an immediate family member or close associate of such figure, or an entity owned or controlled by such a figure; or (iii) is (or has ever been) prohibited from investing in the Sponsored Investment Fund pursuant to U.S. anti-money laundering, anti-terrorist, economic sanctions and asset control Laws.

5.22 Personal Information. AHI and its Affiliates are in material compliance with all applicable Laws regarding the collection, use and protection of personally identifiable information relating to the Contributed Business (“Personal Information”), and to the Knowledge of AHI, no Person has gained unauthorized access to or made any unauthorized use of any such Personal Information maintained by the Sponsors or their Affiliates. The Sponsors and their Affiliates have reasonable security measures in place to protect Personal Information stored in their computer systems from unlawful use by any third party or any other use by a third party that would violate applicable Laws. The execution, delivery and performance of the Agreement and the Ancillary Documents and the consummation of the transactions contemplated thereby do not violate Laws applicable to the collection or use of Personal Information that was collected or obtained by AHI or its Affiliates. No material Proceeding is pending or, to the Knowledge of AHI, threatened against AHI or an Affiliate thereof relating to the collection or use of Personal Information.

5.23 Sufficiency of Assets and Personnel.

(a) Upon the Closing, GAHR III and its Affiliates (including NewCo following the Closing) will own or have a valid leasehold interest, as applicable, in all of the Contributed Assets necessary to operate and conduct the Contributed Business in substantially the same manner as conducted by the Sponsors and their Affiliates immediately prior to the date hereof and immediately prior to the Closing.

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(b) As of and at the Closing, and subject to each employee’s or consultant’s continuation of employment or consulting arrangements with NewCo following the Closing, GAHR III and its Affiliates (including NewCo following the Closing) will employ, engage or contract with all employees and consultants who are necessary to operate and conduct the Contributed Business in substantially the same manner as conducted by the Sponsors and their Affiliates immediately prior to the date hereof and immediately prior to the Closing.

(c) Neither Griffin Capital nor the Griffin Contributor owns any of the Contributed Assets (except for the Griffin Interest), and they will not own (or have any other interest in) any of the Contributed Assets (or the Griffin Interest) following the Closing. Griffin Capital provides (only) those services to the Contributed Business that are set forth on Section 5.23(c) of the AHI Disclosure Letter. All such services will be terminated as of the Closing Date, unless otherwise agreed to by Griffin Capital and GAHR III (or GAHR IV following the REIT Merger).

5.24 Affiliated Party Contracts5.25 . There are no Contracts between NewCo or any or its Subsidiaries, on the one hand, and any Sponsor or Affiliate of a Sponsor (other than NewCo and its Subsidiaries), on the other hand, other than the contribution agreement between HoldCo and NewCo (and a related assignment of membership interests as well as a related bill of sale and assignment and assumption agreement) pursuant to which HoldCo and NewCo will effect the HoldCo to NewCo Pre-Closing Contributions (true and complete forms of which HoldCo provided to GAHR III prior to the date hereof).

5.25 No Other Representations or Warranties. The representations and warranties set forth in this Section 5 are the only representations and warranties made by AHI with respect to the matters relating to the transactions contemplated by this Agreement. Except as specifically set forth in this Agreement, neither AHI, the AHI Contributors nor any of their respective Affiliates, nor any of their respective members, partners, stockholders, directors, officers, employees or agents will have or be subject to any Liability or indemnification obligation to GAHR III or GAHR III OP resulting from the distribution to GAHR III, GAHR III OP or their Representatives of, or GAHR III or GAHR III OP’s use of, any information relating to the Sponsors or any of their Affiliates, including any descriptive memoranda, summary business descriptions, financial forecasts, projections or models, or any information, documents or material made available to GAHR III or its Affiliates or Representatives, whether orally or in writing, in management presentations, functional “break-out” discussions, responses to questions submitted on behalf of GAHR III or GAHR III OP or in any other form in expectation of the transactions contemplated by this Agreement.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF GRIFFIN CAPITAL

Except as set forth in the AHI Disclosure Letter, Griffin Capital represents and warrants to GAHR III and GAHR III OP as follows:

6.1 Organization and Qualification. The Griffin Contributor is a legal entity duly organized, validly existing, and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization and has all requisite partnership and limited liability company power and authority to conduct its business as it is now being

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conducted, and to own, lease and operate its properties, rights and Assets. Each of Griffin Capital and the Griffin Contributor is duly qualified as a foreign limited liability company or licensed to do business as a foreign entity in good standing, as the case may be, in each jurisdiction where such qualification is necessary for the conduct of its business as currently conducted or where the nature or location of the properties, rights and Assets owned, leased or operated by it requires such qualification or licensing, except where the failure to be so qualified would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change. The Organizational Documents of the Griffin Contributor, HoldCo and NewCo, copies of which have been provided or made available to GAHR III OP, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

6.2 Authority; Approvals. Each of Griffin Capital, the Griffin Contributor, HoldCo and NewCo has the necessary partnership or limited liability company power and authority to execute and deliver this Agreement and any Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents to which Griffin Capital, the Griffin Contributor, HoldCo or NewCo are party and the performance by such party of the transactions contemplated by this Agreement and the Ancillary Documents have been duly and validly authorized by all necessary partnership, company or other action on the part of Griffin Capital, the Griffin Contributor, HoldCo or NewCo, and no other partnership, company or other proceedings on the part of Griffin Capital, the Griffin Contributor, HoldCo or NewCo are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which such party is a party by Griffin Capital, the Griffin Contributor, HoldCo or NewCo. This Agreement has been, and upon their execution the Ancillary Documents to which Griffin Capital, the Griffin Contributor, HoldCo or NewCo is a party will be, duly executed and delivered by such party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by each of the other parties thereto, constitute, and upon their execution such Ancillary Documents will constitute, valid and binding obligations of Griffin Capital, the Griffin Contributor, HoldCo or NewCo, as applicable, enforceable against such party in accordance with their respective terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement or creditors’ rights generally and (ii) general equitable principles.

6.3 Title to the Griffin Interest.

(a) The Griffin Contributor has good and valid title to the Griffin Interest free and clear of Encumbrances, except the Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws. Following the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions, good and valid title to the Griffin Interest, free and clear of any and all Encumbrances (except for the Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws) will pass to HoldCo and then to NewCo.

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(b) Each of HoldCo and NewCo has been formed in connection with the transactions contemplated by this Agreement. Prior to the Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions, other than with respect to Liabilities incident to its formation and other rights and Liabilities under this Agreement and any Ancillary Documents, NewCo did not and does not have any Assets or Liabilities, and other than the execution and performance of this Agreement and the Ancillary Document(s) to which NewCo is a party, NewCo has not conducted and is not conducting any operations or business. Immediately prior to and at the Closing, NewCo and its Subsidiaries will not own equity in any other Person, other than NewCo’s equity ownership in GAHR III Advisor, GAHR IV Advisor, AHI Management Services, Inc., American Healthcare RE Fund GP, LP, AHI Advisor, LLC, AHI Holdings GP, LLC, AHI RE Fund GP, LP and AHI RE Fund UGP, LLC (each of which currently is, or will be as of the Closing, a direct wholly owned Subsidiary of NewCo).

(c) (i) The Griffin Contributor and the AHI Contributors are collectively the beneficial owners and owners of record of all of the issued and outstanding membership units of HoldCo, (ii) HoldCo is the beneficial owner and owner of record of all of the NewCo Interests, and (iii) immediately prior to the Closing, NewCo will be the beneficial owner and owner of record of all of the Griffin Interest, in each case free and clear of any Encumbrances, other than Permitted Encumbrances and Encumbrances imposed under applicable federal and state securities Laws. All of the NewCo Interests (and equity interests in NewCo’s Subsidiaries) have been validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. There are no Contracts to which the Griffin Contributor, HoldCo or NewCo (or its Subsidiaries) is a party or bound with respect to the voting (including voting trusts or proxies) of NewCo Interests (or any equity interests in NewCo’s Subsidiaries). There are no outstanding or authorized subscriptions, options, warrants, call rights, conversion rights, exchange rights or similar rights, or Contracts that could require any of the Griffin Contributor, HoldCo, NewCo or any of their respective Subsidiaries to issue, sell or otherwise cause to be outstanding or to redeem any NewCo Interests (or any equity interests in NewCo’s Subsidiaries).

6.4 No Conflicts. Neither the execution, delivery and performance of this Agreement and the Ancillary Documents by Griffin Capital and the Griffin Contributor, nor the consummation of the transactions contemplated hereby or thereby by Griffin Capital and the Griffin Contributor, shall: (a) violate or conflict with any provision of the Organizational Documents of Griffin Capital or the Griffin Contributor; (b) conflict with or violate any Law applicable to Griffin Capital or the Griffin Contributor or their respective properties, rights or Assets; (c) result in a breach or default under, or create in any Person the right to terminate, cancel, accelerate or modify, or require any notice, consent or waiver, or result in the creation of any Encumbrance upon the Griffin Interest or under any Contract to which Griffin Capital or the Griffin Contributor or any of their respective properties, rights or Assets may be bound; or (d) violate, conflict with, result in the loss of any benefit under, or require redemption, repayment or repurchase or otherwise require the purchase or sale of any securities, result in the termination of or a right of termination, modification or cancellation of any Contributed Assets owned by it or any Contract to which Griffin Capital or the Griffin Contributor or any of their respective properties, rights or Assets may be bound, except, in the case of clauses (c) or (d), as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

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6.5 Consents and Filings. No Consent of any Authority is required to be obtained or made by or with respect to Griffin Capital or the Griffin Contributor or the Griffin Interest in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) required filings (if any) under the HSR Act, (ii) the filing with the SEC of any reports or other documents that may be required under the Securities Act or the Exchange Act, (iii) the filing with the appropriate state Authorities of any required “blue sky” filing; or (iv) to the extent that the failure to obtain any such Consent would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

6.6 Proceedings. As of the date hereof, there are no Proceedings by or against Griffin Capital or the Griffin Contributor pending or, to the Knowledge of Griffin Capital, threatened in writing, challenging the legality, validity or enforceability of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated hereby and thereby. Except as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change, as of the date hereof, there are no Proceedings pending or, to the Knowledge of Griffin Capital, threatened, against Griffin Capital or the Griffin Contributor with respect to the Griffin Interest or the NewCo Interests. As of the date hereof, neither Griffin Capital nor the Griffin Contributor is subject to any outstanding Order that would have constituted or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

6.7 Tax Matters.

(a) NewCo has timely filed (or caused to be filed) all U.S. federal income and all other material Tax Returns required to be filed by it, and all U.S. federal income and all other material Tax Returns otherwise required to be filed with respect the Contributed Assets and the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof have been timely filed. All such Tax Returns were, when filed, and remain correct and complete in all material respects.

(b) All U.S. federal income Taxes and other material Taxes required to be paid with respect to the Griffin Interest (including any such Taxes required to be withheld) have been timely paid over to the appropriate Authority) or, in the case of Taxes not yet due and payable, accrued and reserved against and entered on the books of NewCo or its Subsidiaries, as applicable, to the extent required to be so accrued under GAAP.

(c) No assertion, claim or assessment has been made by an Authority in writing in a jurisdiction where NewCo or its Subsidiaries does not file Tax Returns that such entity, as relevant, is or may be subject to Taxation by that jurisdiction. There are no audits, investigations by any Authority or other proceedings ongoing or threatened in writing with respect to NewCo. In each case with regard to any Taxes or Tax Returns of NewCo: (i) no deficiency for Taxes has been claimed, proposed or assessed in writing or threatened in writing, by any Authority, which deficiency has not yet been settled; (ii) the statute of limitations has not been waived with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iii) NewCo has not entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law). NewCo has not requested, has not received (or is not subject to) a written ruling of an Authority or has not otherwise entered into any written agreement with an Authority with respect to any Taxes.

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(d) There are no Tax allocation or sharing agreements or similar arrangements with respect to, binding, or otherwise involving NewCo or otherwise with respect to the Griffin Interest, or the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof.

(e) NewCo is not, will not be, or would not be, as a result of the transactions contemplated herein required to include amounts in income, or exclude items of deduction (in either case for Tax purposes), for any Tax period as a result of (i) a change in method of Tax accounting or period; or (ii) Section 481 of the Code, or, in the case of each of the foregoing, any corresponding or similar provision of state, local, or non-U.S. Law.

(f) There are no Encumbrances on the Griffin Interest or the business contemplated to be contributed, directly and indirectly, pursuant to Section 3.1 hereof arising from or relating to any failure (or alleged failure) to pay any Tax.

(g) NewCo has not ever directly or indirectly participated in or could have any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

6.8 Material Contracts.

(a) Section 5.13 of the AHI Disclosure Letter contains a complete list, as of the date hereof, of all Material Contracts to which any of Griffin Capital or the Griffin Contributor is a party or by which any of them is bound relating to, resulting from or arising out of the operation or conduct of the Contributed Business (other than Contracts that exclusively relate to Retained Assets and Retained Liabilities).

(b) Griffin Capital has provided true and complete copies of all Material Contracts to GAHR III. Each such Material Contract is valid, binding and enforceable against Griffin Capital or the Griffin Contributor, and to the Knowledge of Griffin Capital, the other parties thereto, in accordance with its terms, and is in full force and effect, except where such failure to be so valid, binding, enforceable or in full force and effect would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change. Neither Griffin Capital nor the Griffin Contributor is in default under or in violation or breach of any such Material Contract (other than under agreements that constitute Retained Assets or Retained Liabilities) or has not received notice of any default, violation or breach, except for such defaults, violations or breaches that would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

6.9 Fees and Expenses of Brokers. Other than Keybanc Capital Markets, neither Griffin Capital nor the Griffin Contributor or any of their respective officers or directors has employed any broker, finder or financial advisor, or incurred any Liability for any brokerage fee or commission, finder’s fee or financial advisory fee in connection with the transactions contemplated hereby. Any brokerage fees or commissions, finder’s fees or financial advisory fees or other Liabilities owing to Keybanc Capital Markets shall be treated as Retained Liabilities hereunder.

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6.10 Information for Proxy Statement. None of the information supplied in writing or to be supplied in writing by or on behalf of Griffin Capital or the Griffin Contributor for inclusion in the Proxy Statement will, at the date it is delivered, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.11 No Other Representations or Warranties. The representations and warranties set forth in this Section 6 are the only representations and warranties made by Griffin Capital with respect to the matters relating to the transactions contemplated by this Agreement. Except as specifically set forth in this Agreement, neither Griffin Capital, the Griffin Contributor nor any of their respective Affiliates, nor any of their respective members, partners, stockholders, directors, officers, employees or agents will have or be subject to any Liability or indemnification obligation to GAHR III or GAHR III OP resulting from the distribution to GAHR III, GAHR III OP or their Representatives of, or GAHR III or GAHR III OP’s use of, any information relating to the Sponsors or any of their Affiliates, including any descriptive memoranda, summary business descriptions, financial forecasts, projections or models, or any information, documents or material made available to GAHR III or its Affiliates or Representatives, whether orally or in writing, in management presentations, functional “break-out” discussions, responses to questions submitted on behalf of GAHR III or GAHR III OP or in any other form in expectation of the transactions contemplated by this Agreement.

6.12 Contributed Assets. Neither Griffin Capital nor the Griffin Contributor owns any of the Contributed Assets (except for the Griffin Interest), and they will not own (or have any other interest in) any of the Contributed Assets (or the Griffin Interest) following the Closing. Griffin Capital provides (only) those services to the Contributed Business that are set forth on Section 5.23(c) of the AHI Disclosure Letter. All such services will be terminated as of the Closing Date, unless otherwise agreed to by Griffin Capital and GAHR III (or GAHR IV following the REIT Merger).

SECTION 7. REPRESENTATIONS AND WARRANTIES OF GAHR III AND GAHR III OP

Except as disclosed in any report, schedule or document filed with or furnished to the SEC by GAHR III and made available on the SEC’s EDGAR system as of the date of this Agreement (excluding any information contained in any risk factor disclosure or in any cautionary language relating to forward-looking statements included in any such report, schedule or document or other statements that are similarly non-specific and predictive or forward-looking in nature), each of GAHR III and GAHR III OP represents and warrants to the Sponsors as follows:

7.1 Organization and Qualification. GAHR III is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. GAHR III OP is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of GAHR III and GAHR III OP has all requisite corporate, partnership or other power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties, rights and Assets. Each of GAHR III and GAHR III OP is duly

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qualified as a foreign corporation or limited partnership or licensed to do business as a foreign entity in good standing in each jurisdiction where such qualification is necessary for the conduct of its business as currently conducted or where the nature or location of the properties, rights and Assets owned, leased or operated by it requires such qualification or licensing, except where the failure to be so qualified would not constitute or reasonably be expected to constitute, individually or in the aggregate, a GAHR III Material Adverse Change. The Organizational Documents of GAHR III and GAHR III OP, copies of which have been provided or made available to the Sponsors, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

7.2 Authority; Board and Special Committee Approvals.

(a) Each of GAHR III and GAHR III OP has the necessary corporate or partnership power and authority to execute and deliver this Agreement and any Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby, but subject to, in the case of the GAHR III Charter Amendment, the approval by the affirmative vote of a majority of all the votes entitled to be cast on such matter (the “Requisite GAHR III Stockholder Approval”) in accordance with the Organizational Documents of GAHR III and applicable Laws.

(b) Each of the Special Committee and the GAHR III Board has duly determined that this Agreement and the transactions contemplated hereby, including the issuance of the OP Partnership Units and the Charter Amendment, are in the best interests of GAHR III, and the Special Committee has recommended that the GAHR III Board adopt and approve this Agreement and the transactions contemplated hereby. The GAHR III Board has adopted and approved this Agreement and the transactions contemplated hereby and resolved to recommend that GAHR III stockholders vote in favor of the GAHR III Charter Amendment (the “Recommendation”).

(c) The execution and delivery of this Agreement and the Ancillary Documents to which GAHR III or GAHR III OP is a party and the performance by GAHR III and GAHR III OP of the transactions contemplated by this Agreement and such Ancillary Documents have been duly and validly authorized by all necessary corporate, partnership or other action on the part of GAHR III and GAHR III OP, and no other corporate, partnership or other proceedings on the part of GAHR III or GAHR III OP are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents to which GAHR III or GAHR III OP is a party, other than the Requisite GAHR III Stockholder Approval. This Agreement has been, and upon their execution the Ancillary Documents to which GAHR III or GAHR III OP is a party will be, duly executed and delivered by GAHR III and GAHR III OP and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by each other party thereto, constitute, and upon their execution such Ancillary Documents will constitute, valid and binding obligations of GAHR III and GAHR III OP, as applicable, and enforceable against GAHR III and GAHR III OP in accordance with their respective terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to enforcement or creditors’ rights generally and (ii) general equitable principles.

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7.3 No Conflicts. Neither the execution, delivery and performance of this Agreement and the Ancillary Documents by GAHR III or GAHR III OP, nor the consummation of the transactions contemplated hereby or thereby, shall (a) conflict with or violate any provision of the Organizational Documents of GAHR III or GAHR III OP or (b) conflict with or violate any Law applicable to GAHR III or GAHR III OP or their respective properties, rights or Assets, but in the case of clause (b), as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a GAHR III Material Adverse Change.

7.4 Consents and Filings. No Consent or Permit of any Authority is required to be obtained or made by or with respect to GAHR III or GAHR III OP in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) required filings (if any) under the HSR Act, (ii) the filing or furnishing with the SEC of any reports or other documents that may be required under the Securities Act or the Exchange Act, (iii) the filing with the appropriate state Authorities of any required “blue sky” filing; or (iv) to the extent that the failure to obtain any such Consent would not constitute or reasonably be expected to constitute, individually or in the aggregate, a GAHR III Material Adverse Change.

7.5 Capitalization.

(a) The authorized capital of GAHR III consists solely of 1,000,000,000 shares of GAHR III Common Stock, $0.01 par value per share (“GAHR III Common Stock”), and 200,000,000 shares of Preferred Stock, $0.01 par value per share (“GAHR III Preferred Stock”). At the close of business on June 22, 2021, (i) 193,889,872 shares of GAHR III Common Stock were duly authorized, validly issued and outstanding and were fully paid and non-assessable, and (ii) no shares of GAHR III Preferred Stock were outstanding. Except for this Agreement and any Ancillary Documents, there are no other options, warrants, calls, rights or other contracts to which GAHR III is a party or by which it may be bound, requiring it to issue or sell shares of its capital stock or any securities or other rights convertible into, or exchangeable for, any shares of its capital stock.

(b) At the close of business on June 22, 2021, (i) 193,890,094 OP Partnership Units were issued and outstanding, of which GAHR III (as general partner) holds 193,889,872 of such OP Partnership Units and GAHR III Advisor (as limited partner) holds 222 of such OP Partnership Units. None of the outstanding OP Partnership Units has been issued in violation of any preemptive or similar rights under applicable Law or OP’s Organizational Documents. Except for this Agreement and any Ancillary Documents, there are no options, warrants, calls, rights or other contracts to which GAHR III or OP is a party or by which either of them may be bound, requiring either of them to issue or sell any interests in OP or any securities or other rights convertible into, or exchangeable for, any interests in OP.

(c) The OP Partnership Units to be issued and conveyed by GAHR III OP as part of the Total Consideration pursuant to this Agreement will, upon such issuance, be duly authorized, validly issued, fully paid and non-assessable. Upon the Closing Contribution and the conveyance by GAHR III OP of such OP Partnership Units, in each case in the manner contemplated under this Agreement, HoldCo will acquire the beneficial and legal title to such OP Partnership Units, free and clear of all Encumbrances except for the Encumbrances created pursuant to the Pre-Merger OP Operating Agreement and Post-Merger OP Operating Agreement, as applicable, and for restrictions on transfer imposed under federal and state securities Laws and the Organizational Documents of GAHR III OP.

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7.6 Information for Proxy Statement. Subject to the following sentence, the Proxy Statement (or any supplement or amendment thereto) will not at the time that it is filed with the SEC contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, GAHR III makes no representation or warranty with respect to any information supplied in writing by or on behalf of the Sponsors or their Affiliates that is contained in the Proxy Statement (or any supplement or amendment thereto). The Proxy Statement will, at the time that it is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act.

7.7 Opinion of Financial Advisor. The Special Committee has received the opinion of Robert A. Stanger & Company, Inc., dated as of the date hereof, to the effect that, as of such date and based upon and subject to the matters set forth therein, the Total Consideration to be paid pursuant to this Agreement is fair, from a financial point of view, to GAHR III. A copy of such opinion has been made available to the Sponsors, solely for informational purposes, but upon which they may not rely.

7.8 Tax Status.

(a) REIT Qualification. For each taxable year commencing with its taxable year ended December 31, 2018, through its taxable year ended December 31, 2020, GAHR III has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust within the meaning of Code Section 856 and has satisfied all requirements to qualify as such a real estate investment trust for such years. GAHR III’s current organization and current and proposed method of operation are intended to enable it to continue to meet the requirements for qualification and taxation as such a real estate investment trust for its 2021 taxable year and all subsequent taxable years, and GAHR III has not taken any action (or omitted to take any action) that would cause GAHR III to fail to qualify as such a real estate investment trust for the taxable year ending December 31, 2021.

(b) Tax Status of GAHR III OP. GAHR III OP is, and has been at all times during its existence, classified as a partnership for U.S. federal income tax purposes and not as an association or publicly-traded partnership taxable as a corporation.

7.9 Investment Company Act. Neither GAHR III nor any of its Subsidiaries is, or at the Closing will be, required to be registered as an investment company under the Investment Company Act.

7.10 Fees and Expenses of Brokers. Other than Robert A. Stanger & Company, Inc., neither GAHR III nor any of its Subsidiaries has employed any broker, finder or financial advisor, or incurred any Liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby.

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7.11 No Other Representations or Warranties. The representations and warranties set forth in this Section 7 are the only representations and warranties made by GAHR III and GAHR III OP with respect to the matters relating to the transactions contemplated by this Agreement. Except as specifically set forth in this Agreement, neither GAHR III, GAHR III OP or any of their Affiliates, nor any of their respective members, partners, stockholders, directors, officers, employees or agents will have or be subject to any Liability or indemnification obligation to any Sponsor or any other Person resulting from the transactions contemplated in this Agreement or the distribution to the Sponsors or any other Person of, or any Sponsor’s or any other Person’s use of, any information relating to GAHR III, GAHR III OP or any of their Affiliates, including any descriptive memoranda, summary business descriptions, financial forecasts, projections or models, or any information, documents or material made available to any Sponsor or its respective Affiliates or Representatives, whether orally or in writing, in management presentations, functional “break-out” discussions, responses to questions submitted on behalf of any Sponsor or in any other form in expectation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no representation or warranty of GAHR III and GAHR III OP contained in this Agreement shall be deemed to have been breached or to be inaccurate if a Sponsor had Knowledge of such breach or inaccuracy as of or prior to the date of this Agreement, including through GAHR III Advisor’s external advisory relationship or through such Sponsor’s sponsorship relationship with GAHR III.

SECTION 8. OTHER COVENANTS AND AGREEMENTS

8.1 Public Announcement. Each of the parties hereto shall consult with each other and give each other and the Special Committee a reasonable opportunity to review and comment on, any press release or other public statement with respect to this Agreement or any of the Ancillary Documents or transactions contemplated hereby or thereby and shall not issue any such press release or make any such public statement prior to obtaining the consent of the other parties (provided that the consent of the Sponsor Representative shall be deemed consent on behalf of all of the Sponsors), except as may be required by applicable Law. Notwithstanding this Section 8.1, (a) no Party shall be required to consult with or obtain the consent of the other parties prior to making statements that are consistent with any previous press releases, public disclosures or public statements made by the Sponsors or by GAHR III in compliance with this Section 8.1, and (b) GAHR III and GAHR III OP shall, consult with (but need not obtain the consent of) the Sponsors prior to issuing any press releases, public disclosures or public statements regarding the REIT Merger. The obligations in this Section 8.1 are in addition to, and not in lieu of, those in the Confidentiality Agreement.

8.2 Conduct of the Contributed Business. Except (I) as expressly contemplated by this Agreement or any Ancillary Documents or (II) where required by applicable Law, from the date of this Agreement until the Closing (or earlier termination of this Agreement), unless GAHR III shall otherwise consent in writing (which consent may not be unreasonably withheld, conditioned or delayed), each Sponsor shall, and shall cause its respective Sponsor Contributor Entities to, use commercially reasonable efforts to (i) conduct the Contributed Business in all material respects in the Ordinary Course of Business, (ii) preserve intact its business organization, (iii) maintain its relationships with clients, suppliers, vendors, service providers and other third parties and Authorities and (iv) keep available the services of its directors, officers and employees. In addition to, and without limiting the generality of, the foregoing,

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from the date of this Agreement to the Closing (or earlier termination of this Agreement), except (A) as expressly contemplated by this Agreement or any Ancillary Documents, (B) where required by applicable Law or (C) as relating exclusively to the Retained Assets or the Retained Liabilities, each Sponsor agrees that it shall not, and shall cause each of its respective Sponsor Contributor Entities not to, without the prior written consent of GAHR III (which shall not be unreasonably withheld or delayed), do any of the following:

(a) amend the Organizational Documents of NewCo or its Subsidiaries;

(b) issue any equity interest in NewCo or its Subsidiaries (other than to HoldCo as contemplated by this Agreement), or grant any rights with respect thereto;

(c) enter into any Contract with respect to, or consummate, any acquisition, in any manner including by merging or consolidating or effecting any business combination, of any other Person or business, any division thereof, any portion of the Assets thereof, or any equity interests therein, in each case in respect of the Contributed Business, NewCo or its Subsidiaries;

(d) sell, pledge, dispose of, transfer, lease, license or encumber any property or Assets;

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any equity interest of NewCo or its Subsidiaries;

(f) make any loans, advances or capital contributions to, or investments in, any other Person, or incur any Indebtedness in respect of the Contributed Business or of NewCo or its Subsidiaries;

(g) except if fully covered by insurance, institute, settle or agree to settle any litigation, investigation, Proceeding, or other claim pending or threatened before any arbitrator, court or other Authority in any manner unless the remedy sought involves the payment of monetary damages only in an amount less than $100,000, in each case in respect of the Contributed Business, NewCo or its Subsidiaries;

(h) assign or license any Business Intellectual Property;

(i) (i) increase the salary, base wage rate or other compensation (other than year-end bonuses or other discretionary year-end compensation), of any Business Employees, except to the extent that any such increases are in the Ordinary Course of Business or otherwise required by Contract or Law; (ii) accelerate the time of payment or vesting of any compensation or benefits due to any Business Employees, unless otherwise required by Contract or Law; (iii) adopt, enter into, materially amend or terminate any Contributed Benefit Plan (or any arrangement that would be a Contributed Benefit Plan if in effect on the date hereof), (iv) hire or make an offer of employment to any individual to become a Business Employee, other than in the Ordinary Course of Business, or (v) terminate the employment of any Business Employee, other than (1) in the Ordinary Course of Business or (2) for cause;

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(j) modify or amend in any respect, or waive any right under or terminate any Material Contract, in a manner that would adversely and materially impact the economic benefits derived by the Contributed Business under such Material Contract absent such modification, amendment or waiver, or enter into any Contract that would have been a Material Contract if in effect on the date hereof; provided, however, that renewals of any existing Material Contract on substantially the same terms therein shall be excluded from this Section 8.2(j);

(k) without the prior written consent of the Independent Directors, (x) enter into the Sponsored Investment Fund LPA or the Sponsored Investment Fund IMA (or any ancillary Contracts relating thereto) or (y) accept an investment from any potential investor(s) in the Sponsored Investment Fund or modify or waive any provisions of the Sponsor Investment Fund LPA or Sponsored Investment Fund IMA, if such agreements are entered into prior to the Closing; or

(l) make any change in accounting policies or procedures relating to the Contributed Business, except as required by GAAP;

(m) make, authorize or approve any extension in the period for payment of the account payables, or accelerate the payment of the account receivables of NewCo, its Subsidiaries or the Contributed Business, or otherwise make any change in accounting policies or procedures relating to the Contributed Business, including with respect to revenue recognition of deferred income;

(n) allow the lapse or termination of, or adverse changes to, policies of insurance covering its respective insurable assets and business that are related to the Contributed Assets and the Contributed Business (absent full replacement or renewal of such coverage);

(o) create any Encumbrances, other than Permitted Encumbrances, on the Contributed Assets, including granting any licenses under the Transferred Intellectual Property to any Third Parties;

(p) (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period or any material method of Tax accounting, (iii) amend any material Tax Return or file any claim for a material Tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law), or (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; in each case in respect of the Contributed Business, NewCo or its Subsidiaries;

(q) take any action or omit to take any action that would cause GAHR III OP to be treated as anything other than a partnership for U.S. federal income tax purposes; or

(r) agree or commit to do any of the foregoing.

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8.3 Conduct of Business of GAHR III. Except (I) as expressly contemplated by this Agreement, any Ancillary Documents or the Merger Agreement or (II) for any actions taken by GAHR III at the direction or recommendation of GAHR III Advisor in its capacity as advisor pursuant to the GAHR III Advisory Agreement, from the date of this Agreement until the Closing (or earlier termination of this Agreement), unless the Sponsors shall otherwise consent in writing (which consent may not be unreasonably withheld, conditioned or delayed), GAHR III shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in all material respects in the Ordinary Course of Business, (ii) preserve intact its business organization and (iii) maintain its relationships with clients, suppliers, vendors, service providers and other third parties and Authorities. In addition to, and without limiting the generality of, the foregoing, from the date of this Agreement to the Closing (or earlier termination of this Agreement), except (A) as expressly contemplated by this Agreement, any Ancillary Documents or the Merger Agreement or (B) for any actions taken by GAHR III at the direction or recommendation of GAHR III Advisor in its capacity as advisor pursuant to the GAHR III Advisory Agreement, GAHR III agrees that it shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of the Sponsors (which shall not be unreasonably withheld or delayed), do any of the following:

(a) amend the Organizational Documents of GAHR III or GAHR III OP (whether by merger, consolidation or otherwise);

(b) adopt or publicly propose a plan of complete or partial liquidation, restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization;

(c) take any action or omit to take any action that would adversely affect its qualification as a real estate investment trust within the meaning of Section 856 of the Code; or

(d) agree or commit to do any of the foregoing.

8.4 No Changes to GAHR III Advisory Agreement. Except as otherwise set forth in this Section 8.4, nothing herein shall, prior to the Closing, be deemed to amend or modify the terms of the GAHR III Advisory Agreement or restrict GAHR III Advisor from performing its services to GAHR III as set forth therein. Prior to the Closing, GAHR III shall continue to pay GAHR III Advisor all fees and reimbursements (as and when due) that GAHR III is required to pay to GAHR III Advisor under the GAHR III Advisory Agreement.

8.5 Charter Amendment; Amendment to Certificate of Formation.

(a) On the Closing Date, GAHR III shall file or cause to be filed the Charter Amendment with the State Department of Assessments and Taxation of the State of Maryland.

(b) On the Closing Date, GAHR III OP shall file or cause to be filed the Certificate of Amendment of the Certificate of Formation of GAHR III OP with the Secretary of State of the State of Delaware, to change GAHR III OP’s name to “American Healthcare REIT Holdings, LP”.

8.6 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Transfer Taxes imposed on the transfer of the Contributed Assets pursuant to this Agreement or the entering into of this Agreement shall be borne wholly by the Sponsors or the Sponsor Contributor Entities, as applicable. GAHR III will prepare and file all Tax Returns with respect to such Transfer Taxes.

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8.7 Retention of and Access to Records. From and after the Closing Date, GAHR III will retain the Transferred Books and Records for at least six (6) years or for such longer period as may be required by Law or any applicable court order. During normal business hours and upon reasonable prior notice, each of GAHR III and the Sponsors will provide the other and the other’s Affiliates and Representatives (including, with respect to the Sponsors, the Sponsor Representative) with the right to examine and make copies of the Transferred Books and Records and any retained books and records, respectively, for any reasonable purpose relating to their respective businesses, including in connection with the preparation or examination of Tax Returns, response to Tax audits, making of any regulatory filings, preparation or examination of financial statements and the conduct or defense of any litigation or dispute resolution. No Party shall be obligated to provide another party with access to any books or records (including personnel files) pursuant to this Section 8.7 where such access would violate any Law.

8.8 Preparation of the Proxy Statement; GAHR III Stockholders Meeting.

(a) As promptly as reasonably practicable following the execution of this Agreement, GAHR III shall prepare and file a proxy statement in preliminary form and related materials with respect to Requisite GAHR III Stockholder Approval (together with all amendments and supplements thereto, the “Proxy Statement”). Subject to Section 8.9, GAHR III shall include the Recommendation in the Proxy Statement and use reasonable best efforts to solicit the Requisite GAHR III Stockholder Approval. The parties shall cooperate with each other in the preparation of the Proxy Statement, and GAHR III shall promptly advise the Sponsors after it receives oral or written notice thereof, of the time when the Proxy Statement has been cleared or any supplement or amendment has been filed, or any oral or written request by the SEC for an amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and shall promptly provide the Sponsors with copies of any written communication from the SEC or any state securities commission.

(b) GAHR III shall establish a record date for and cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Requisite GAHR III Stockholder Approval. Subject to applicable Law and Section 8.9, GAHR III shall use its reasonable efforts to solicit from its stockholders proxies in favor of the Requisite GAHR III Stockholder Approval.

8.9 Change of Recommendation. Neither the GAHR III Board nor any committee thereof shall (a) withhold, withdraw, modify or qualify (in each case in a manner adverse to the Sponsors), the Recommendation or (b) fail to include the Recommendation in the Proxy Statement (any such action being referred to as a “Change of Recommendation”), unless (i) the GAHR III Board or the Special Committee determines in good faith, after consultation with its financial advisor, and receipt of an opinion of outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law, (ii) the GAHR III Board shall have provided prior written notice to the Sponsors, at least three Business Days in advance of such Change of Recommendation, that the GAHR III Board or the Special Committee intends to effect a Change of Recommendation, which notice shall specify, in reasonable detail the basis for the Change of Recommendation, (iii) after providing such notice, and prior to the Special Committee and the GAHR III Board effecting such Change of

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Recommendation, GAHR III shall, and shall cause its Representatives to, negotiate with the Sponsors in good faith (to the extent the Sponsors desire to negotiate) during such three Business Day period to make any adjustments to the terms and conditions of this Agreement as would permit the Special Committee and the GAHR III Board not to effect a Change of Recommendation, and (iv) the Special Committee shall have considered in good faith any changes to this Agreement that may be offered in writing by the Sponsors before 5:00 P.M. Pacific time on the third Business Day of such three Business Day period in a manner that would form a binding contract if accepted by GAHR III, and shall have determined, after consultation with its financial advisor and outside legal counsel, that failure of the GAHR III Board or the Special Committee to effect a Change of Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable Law, even if such changes were to be given effect; provided that in the event of any material change in the circumstances giving rise to the Change of Recommendation, GAHR III shall be required to deliver a new written notice to the Sponsors and to comply with the requirements of this Section 8.9 with respect to such new written notice, except that in such case the three Business Day period referenced to above shall be two Business Days.

8.10 Reasonable Best Efforts; Expenses.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Each of the parties hereto shall use its reasonable best efforts to comply as promptly as practicable with any other Laws of any Authority that are applicable to any of the transactions contemplated hereby or by the Ancillary Documents to which it is a party and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with, any Authority or any other Person in connection with such transactions is necessary. Without limiting the foregoing, as soon as reasonably practicable and in any event within 15 Business Days (or such longer period as the parties may mutually agree) following the execution and delivery of this Agreement, GAHR III and HoldCo will each file (or cause to be filed) an appropriate Notification and Report Form and related material with the United States Federal Trade Commission and the Antitrust Division of the Department of Justice under the HSR Act, if such a filing is required. The parties will each use its reasonable best efforts, and will cooperate with each other, to cause the waiting period under the HSR Act (if applicable) to expire or terminate.

(b) Each of the parties hereto shall use its reasonable best efforts to obtain or give, as promptly as practicable, any other consent, approval or notice required to be obtained from or given to any Third Party in order to consummate the transactions contemplated by this Agreement and the Ancillary Documents.

(c) The parties each shall furnish to the others such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing, registration or declaration which is necessary under any Laws. The parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Authority (or other Person regarding any of the transactions contemplated by this Agreement or the Ancillary Documents) in respect of any such filing, registration or declaration, and shall use their respective reasonable best efforts to comply promptly with any such inquiry or request (and, unless precluded by Law, provide copies of any such communications that are in writing).

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(d) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to cause the Closing to occur as promptly as practicable following the date hereof, including by defending against any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, and seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Authority that is not yet final and non-appealable, vacated or reversed.

(e) GAHR III shall have the responsibility for, and pay, the costs of all filing fees associated with the filings and notifications with, and consents by, Authorities in connection with the transactions contemplated by this Agreement, including for any HSR Act filings or similar filings.

8.11 Directors’ and Officers’ Insurance and Indemnification.

(a) For a period of six (6) years after the Closing Date, except as otherwise required by Law, GAHR III, and any successor in interest thereof, shall cause the Organizational Documents of NewCo to contain provisions relating to exculpation, indemnification and advancement of expenses for officers and directors of NewCo that are no less favorable to such Persons than those provisions contained in the Organizational Documents of NewCo as in effect on the date hereof (true and complete copies of which Organizational Documents have been previously provided to GAHR III). In addition, for a period of six (6) years after the Closing Date, GAHR III, and any successor in interest thereof, shall not, and shall not permit NewCo to, amend, repeal or modify any provision in NewCo’s Organizational Documents relating to the exculpation, indemnification or advancement of expenses for officers and directors of NewCo unless required to do so by Law; provided, however, that notwithstanding the foregoing, nothing in this Section 8.11 shall restrict the ability of NewCo following the Closing to consolidate with or merge into any Person, to transfer or convey all or substantially all of its properties and assets or to otherwise liquidate so long as proper provision shall be made so that the successors or assigns of NewCo, as the case may be, shall succeed to its then exculpation, indemnification and expense-advancement obligations in its Organizational Documents.

(b) On or prior to the Closing Date, AHI shall purchase a “tail” insurance policy with respect to its then existing directors’ and officers’ liability insurance coverage for directors and officers of AHI and the Sponsor Contributor Entities that shall provide such directors and officers with coverage for six (6) years following the Closing Date (including with respect to acts or omissions occurring in connection with the transactions contemplated hereby). At the Closing, GAHR III shall reimburse AHI for the cost of any such purchased policy (but net of any short rate or pro rata premium credit for prepaid post-Closing periods), in an amount not to exceed $70,000.

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(c) For a period of six (6) years after the Closing Date, GAHR III (and any successor in interest to it) shall indemnify and hold harmless the Sponsors, the Sponsor Contributor Entities and their respective Affiliates, officers, directors, partners and employees (collectively, the “Covered Persons”) to the same extent (including with respect to any advancement of expenses) as provided in the Advisory Agreements (as in effect immediately prior to the date hereof) for any acts or omissions thereunder occurring on or prior to the Closing Date.

(d) In the event that GAHR III or GAHR III OP or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of GAHR III or GAHR III OP, as the case may be, shall succeed to the obligations set forth in this Section 8.11.

(e) The provisions of this Section 8.11 are intended for the benefit of, and will be enforceable by, each current and former officer, director or similar functionary of NewCo (including any Covered Person) and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by contract or otherwise.

8.12 Tax Return Filings. If applicable, HoldCo (on behalf of the Sponsors and the Sponsor Contributor Entities) shall timely file or cause to be timely filed when due all Tax Returns required to be filed by or with respect to the Contributed Assets for all periods ending on or prior to the Closing Date that are due on or prior to the Closing Date and shall pay or cause to be paid all Taxes shown due thereon. GAHR III OP shall timely file or cause to be timely filed when due all Tax Returns required to be filed by or with respect to the Contributed Assets for all periods beginning on or prior to the Closing Date that are due on or after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law and on a basis consistent with this Agreement. Each party shall cooperate, to the extent reasonably requested by any other party, in connection with the preparation and filing of Tax Returns and any audit, action, or other proceeding involving Taxes. Cooperation shall include the retention and the provision of records and other information reasonably relevant to the preparation of a Tax Return or the conduct of a Proceeding.

8.13 Section 704(c) Method; Cooperation. GAHR III and the Sponsors agree that GAHR III OP will use the “traditional method without curative allocations” as defined in Treasury Regulation Section 1.704-3(b) with respect to the assets contributed or deemed contributed by HoldCo to GAHR III OP. After the Closing Date, the Sponsors shall (and shall cause their respective Affiliates to) and GAHR III shall (and shall cause its Affiliates to) assist the other party in preparing any Tax Returns preparing for and conducting any audits of, or disputes with Tax Authorities regarding, any Tax Returns of the Sponsor Contributor Entities or any of its Subsidiaries, make available to the other party and to any Tax Authority as reasonably requested all information, records, and documents relating to Taxes.

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8.14 Section 16 Filings. In connection with the Closing, GAHR III shall assist each holder of record receiving OP Partnership Units as a result of the transactions contemplated in this Agreement or any Ancillary Documents in the preparation and filing of any forms or schedules required to be filed under Section 16 of the Exchange Act as may be applicable, it being understood that the ultimate and exclusive responsibility and liability for such filing shall be with the applicable Section 16 reporting person named therein.

8.15 Offer Letters; Employment Matters.

(a) Prior to the Closing Date, NewCo shall deliver to each of the individuals set forth on Schedule 8.15-A (each, an “Offer Employee”) a written offer letter, substantially in the form attached hereto as Exhibit E (“Offer Letter” and collectively, the “Offer Letters”) and containing compensation terms that are consistent with those set forth on Schedule 8.15-B, which Offer Letter and compensation terms shall become effective as of the Closing. Each Offer Employee shall countersign his or her Offer Letter. For the avoidance of doubt, nothing in this Agreement, expressed or implied, confers upon any Offer Employee any rights or remedies, including any right to employment or continued employment for any specified period.

(b) Prior to the Closing Date, the Sponsors and NewCo shall take all necessary actions to cause all Business Employees to become employees of NewCo and to transfer all Contributed Benefit Plans to NewCo in a manner that allows for the seamless continuity of employment (with no restart of the wage base for employment tax purposes) and Contributed Benefit Plan coverage without disruption. AHI agrees to release all Business Employees from any agreements (including restrictive covenant agreements) that would in any way prohibit or restrict such Business Employee’s ability to work or perform activities for GAHR III, GAHR IV, GAHR III OP, NewCo and/or their respective Affiliates, subject to, and conditioned up, the Closing. For the avoidance of doubt, nothing in this Agreement, expressed or implied, confers upon any Business Employee any rights or remedies, including any right to employment or continued employment for any specified period. GAHR III shall, or shall cause NewCo, and/or their respective Affiliates to, provide each Business Employee with (i) an annual base salary or wage rate and target incentive compensation opportunity that, in each case, is no less favorable than what was provided to such Business Employee immediately prior to the Closing and (ii) other compensation and employee benefits that are substantially similar in the aggregate to the other compensation and employee benefits provided to such Business Employee immediately prior to the Closing. For all purposes of the 401(k), health-and-welfare benefits and paid-time off policies maintained by GAHR III (or GAHR IV following the REIT Merger), NewCo or any of its Affiliates providing benefits to any Business Employee following the Closing Date (collectively, the “GAHR Plans”), including for vesting, eligibility to participate, vacation accrual and levels of benefits (but not benefit calculations or accruals under any defined benefit plan or frozen benefit plan or vesting under any equity incentive plan) under any GAHR Plan, GAHR III (or GAHR IV following the REIT Merger) will credit each Business Employee with his or her years of service with NewCo (including service with GAHR III Advisor and/or GAHR IV Advisor) before the Closing, to the same extent as such service was recognized before the Closing under any comparable Contributed Benefit Plan in which such Business Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing will not apply to the extent that its application would result in any duplication of benefits with respect to the same period of service.

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(c) AHI will terminate the American Healthcare Investors, LLC 2019 Employee Incentive Compensation Plan such that there is no further liability thereunder on or after the Closing.

(d) Each of the AHI Principals will enter into their respective Required Agreements at or prior to the Closing (to be effective at the Closing).

(e) No provision of this Agreement shall be construed as prohibiting or limiting the ability of GAHR III (or GAHR IV following the REIT Merger) or its Affiliates to amend, modify or terminate any compensation or benefit plans, programs, policies, arrangements, agreements or understandings of GAHR III (or GAHR IV following the REIT Merger) or terminate the employment of any Business Employee at any time.

(f) At or prior to the Closing, the GAHR III Board (or a duly authorized committee thereof) shall approve the Retention Equity Pool, with the issuance of equity awards thereunder being determined in the sole discretion of the GAHR III Board (or a duly authorized committee thereof) and granted within 30 days following the Closing. All such grants shall be assumed by any successor in interest of GAHR III.

(g) None of Business Employees are third-party beneficiaries of, or entitled to enforce, this Section 8.15.

8.16 Assumption of Obligations in the REIT Merger. If the REIT Merger is consummated, GAHR III will cause GAHR IV or its Subsidiaries to assume all of GAHR III’s and GAHR III OP’s obligations hereunder, including GAHR III’s obligations under Section 3.4 hereof.

8.17 Right to Nominate Directors. Until the earliest to occur of (a) the AHI Principals ceasing to hold at least fifty percent (50%) of the OP Partnership Units of GAHR III OP issued to them at the Closing (including for such purpose any OP Partnership Units held (i) in a trust or tax-planning vehicle for the exclusive benefit of any of the AHI Principals or any of their immediate family members, (ii) in a charitable foundation or other charitable vehicle managed or controlled by any AHI Principal, and (iii) by The Jeff & April Hanson Family Foundation, (b) any two or more AHI Principals ceasing to be employed by GAHR III or its Subsidiaries (or their respective successors in interest) as executive officers (provided that a termination of their employment without Cause or their resignation for Good Reason shall not constitute a cessation of employment under this Section 8.17), and (c) the listing of the common stock of GAHR III (or of GAHR IV following the REIT Merger) on a national securities exchange, each of the board of directors and nominating committee of the board of directors of GAHR III (or of GAHR IV following the REIT Merger) will nominate at least three individuals (who are selected by the AHI Principals but approved by the board of directors of GAHR III or GAHR IV, as applicable, with such approval not to be unreasonably withheld) to the board of directors of GAHR III or GAHR IV, as applicable.

8.18 Payment of Closing Date Unpaid Transaction Expenses and Closing Date Unpaid Indebtedness. Subject to any post-Closing adjustments as provided for in Section 3.2 hereof, prior to or at the Closing, the Sponsors shall pay, including if necessary from the Closing Date Cash, all Closing Date Unpaid Transaction Expenses and all Closing Date Unpaid Indebtedness owed by NewCo, its Subsidiaries or the Contributed Business as of the Closing Date, and there should be no amounts owed or due thereunder by GAHR III, GAHR IV or their Subsidiaries as of or following the Closing.

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8.19 Redemption of OP Partnership Units. GAHR III shall cause GAHR III OP to redeem for cash (pursuant to the applicable OP Unit Repurchase Agreement) all of HoldCo’s then equity and interests in GAHR III OP immediately following the Closing. In addition, GAHR III shall cause GAHR IV to in turn cause GAHR III OP (as the surviving Person in the OP Merger) to redeem for cash (pursuant to the applicable OP Unit Repurchase Agreement) all of HoldCo’s then equity and interests in GAHR III OP immediately following the consummation of the OP Merger.

SECTION 9. CONDITIONS

9.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

(a) Any applicable waiting period (and any extension thereof) under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(b) No Law shall have been enacted, entered, or promulgated by an Authority that prohibits or makes illegal the consummation of the transactions contemplated by this Agreement. No Order preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

(c) The Requisite GAHR III Stockholder Approval shall have been obtained.

(d) All of the closing conditions in the Merger Agreement shall have been satisfied or waived in accordance therewith, and the Merger Agreement shall not have terminated.

9.2 Conditions to Obligations of GAHR III and GAHR III OP. The obligations of GAHR III and GAHR III OP to effect the Closing shall be subject to the satisfaction by the Sponsors or waiver by GAHR III and GAHR III OP, at or prior to the Closing, of the following additional conditions:

(a) The representations and warranties of the Sponsors set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties are expressly limited to an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or Business Material Adverse Change or similar qualifiers set forth therein), individually or in the aggregate, has not constituted, and would not reasonably be expected to constitute, a Business Material Adverse Change; provided that the Fundamental Representations set forth in Section 5 and Section 6 hereof and the representations and warranties in Section 5.23 (Sufficiency of Assets and Personnel) shall be true and correct (without giving effect to any materiality or Business Material Adverse Change or similar qualifiers set forth therein) in all material respects as of the Closing Date as though made on and as of the Closing Date.

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(b) Each of the Sponsors shall have performed and complied in all material respects with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing.

(c) Since the date of this Agreement, there has not occurred any change, event, occurrence, circumstance, development or effect that has constituted or would reasonably be expected to constitute, individually or in the aggregate, a Business Material Adverse Change.

(d) The Sponsor to HoldCo Pre-Closing Contributions and the HoldCo to NewCo Pre-Closing Contributions shall have been completed in all respects as set forth herein.

(e) GAHR III shall have received all of the agreements and documents listed in clauses (i) through (x) of Section 4.2(a), which agreements and documents shall have been duly executed and delivered by the applicable counterparty thereto as applicable, and which agreements and documents shall be in full force and effect as of the Closing Date, and with none of the counterparties thereto having repudiated such agreements or documents to which it is a party.

(f) (i) Each of the Required Agreements has been entered into and remains in full force and effect as of the Closing Date, and none of the individuals party to a Required Agreement shall have repudiated his respective Required Agreement (or stated his intent to do the same upon his entry into it), or have conducted himself in a manner that would constitute Cause had such conduct been engaged in immediately following Closing; and (ii) (A) none of the AHI Principals and (B) no more than two of the AHI employees on Schedule 9.2(f) hereto shall have notified the Sponsors, their Affiliates or GAHR III or its Subsidiaries that they do not intend to continue in the employ of GAHR III or its Subsidiaries (or their successors) following the Closing.

(g) If the Sponsored Fund LPA has been entered into prior to the Closing, then the limited partners of the Sponsored Investment Fund shall have consented or agreed (which consent or agreement may be contained in their subscription document for the Sponsored Investment Fund) to the change of control of the Sponsored Investment Fund’s investment manager as a result of the transactions contemplated hereby.

(h) The Sponsors shall have (on behalf of GAHR III Advisor) satisfied GAHR III Advisor’s obligations under Section 2 of the Expense Reimbursement Side Letter if then due and owing.

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9.3 Conditions to Obligations of the Sponsors. The obligations of the Sponsors to effect the Closing shall be subject to the satisfaction by GAHR III and GAHR III OP or waiver by the Sponsors, at or prior to the Closing, of the following additional conditions:

(a) The representations and warranties of GAHR III and GAHR III OP set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties are expressly limited to an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or GAHR III Material Adverse Change or similar qualifiers set forth therein), individually or in the aggregate, has not constituted, and would not reasonably be expected to constitute, a GAHR III Material Adverse Change; provided that the Fundamental Representations set forth in Section 7 hereof shall be true and correct (without giving effect to any materiality or GAHR III Material Adverse Change or similar qualifiers set forth therein) in all material respects as of the Closing Date as though made on as of the Closing Date.

(b) Each of GAHR III and GAHR III OP shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing.

(c) Since the date of this Agreement, there has not occurred any change, event, occurrence, circumstance, development or effect that has constituted, individually or in the aggregate, a GAHR III Material Adverse Change.

(d) GAHR III shall not have, without the prior written consent of the Sponsors, agreed to reduce the Merger Exchange Ratio (unless the consideration in the REIT Merger then includes cash, equity or debt consideration fully compensating for such reduction), it being understood for the avoidance of doubt that in the event that GAHR III does so reduce the Merger Exchange Ratio (or agrees to any other modification or waiver under the Merger Agreement) then the Sponsors’ sole remedies therefor are their ability to refuse to effect the Closing as permitted by this Section 9.3(d) and to terminate this Agreement pursuant to Section 10.1(c) hereof, and the Sponsors shall have no other remedy or recourse as against GAHR III or GAHR III OP relating to the Merger Exchange Ratio, the REIT Merger or the Merger Agreement.

(e) The Sponsors shall have received all of the agreements and documents listed in clauses (i) through (viii) of Section 4.2(b), which agreements and documents shall have been duly executed and delivered by GAHR III and/or GAHR III as applicable, and which agreements and documents shall be in full force and effect as of the Closing Date, and with none of GAHR III and GAHR III OP having repudiated such agreements or documents to which it is a party.

SECTION 10. TERMINATION; EFFECT OF TERMINATION

10.1 Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to the Closing,

(a) by mutual consent of the Sponsor Representative and GAHR III;

(b) by either the Sponsor Representative or by GAHR III if:

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(i) there shall be any Law enacted, entered or promulgated by an Authority after the date hereof that makes the consummation of the Closing illegal or otherwise prohibited or any Order of any Authority having competent jurisdiction enjoining the parties from consummating the Closing shall have been entered and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any party who fails to use commercially reasonable efforts to resist, resolve or lift, as applicable, such Law or Order;

(ii) the Closing has not occurred by March 23, 2022, or such later date as the parties may otherwise agree in writing; provided, however, the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party whose action or failure to act has been the cause of or resulted in the Closing not occurring on or prior to such date;

(iii) if there shall have been a breach by the other party of any of the representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 9.2(a) or Section 9.2(b) (in the case of a breach by the Sponsors), or Section 9.3(a) or Section 9.3(b) (in the case of a breach by GAHR III or GAHR III OP), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 calendar days after written notice thereof shall have been received by the Party alleged to be in breach; or

(iv) prior to receipt of the Requisite GAHR III Stockholder Approval, the GAHR III Board shall have effected a Change of Recommendation.

(c) by the Sponsor Representative if GAHR III shall have, without the prior written consent of the Sponsors, agreed to reduce the Merger Exchange Ratio (unless the consideration in the REIT Merger then includes cash, equity or debt consideration fully compensating for such reduction).

10.2 Effect of Termination. No termination of this Agreement pursuant to Section 10.1 shall be effective until written notice thereof is given to the non-terminating party or parties specifying the provision hereto pursuant to which such termination is made. If validly terminated pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no further obligations on the part of any party hereto, except as set forth in this Section 10.2 (Effect of Termination) and Section 12 (Miscellaneous Provisions), which shall remain in full force and effect; provided, however, that nothing in this Section 10.2 shall relieve any party from liability for fraud or any willful breach occurring prior to termination of this Agreement.

SECTION 11. SURVIVAL AND INDEMNIFICATION

11.1 Survival. All representations and warranties contained in this Agreement will survive the Closing until May 1, 2023; provided that the representations and warranties set forth in (and any claim arising from an inaccuracy or breach of), Section 5.1 (Organization and Qualification), Section 5.2 (Authority; Approvals), Section 5.3 (Title to Contributed Assets), Section 5.4(a) (No Conflicts), Section 5.9 (Tax Matters), Section 5.14 (Fees and Expenses of Brokers), Section 5.17 (Information for Proxy Statement), Section 6.1 (Organization and Qualification), Section 6.2 (Authority; Approvals), Section 6.3 (Title to the Griffin Interest);

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Section 6.4(a) (No Conflicts), Section 6.7 (Tax Matters); Section 6.9 (Fees and Expenses of Brokers), Section 6.10 (Information for Proxy Statement), Section 7.1 (Organization and Qualification), Section 7.2 (Authority; Board and Special Committee Approvals), Section 7.3(a) (No Conflicts), Section 7.6 (Information for Proxy Statement), Section 7.8 (Tax Status) and Section 7.10 (Fees and Expenses of Brokers) (collectively, the “Fundamental Representations”) will survive the Closing until the expiration of the applicable statute of limitations. The right of any party to assert a claim for indemnification relating to the breach of any covenant or agreement contained in this Agreement to the extent required to be entirely performed or complied with prior to the Closing Date will survive the Closing until May 1, 2023. The right of any party to assert a claim for indemnification relating to any breach of a covenant or agreement contained in this Agreement required to be performed or complied with in whole or in part on or after the Closing Date will survive the Closing until the expiration of the applicable statute of limitations. Any indemnification obligations of GAHR III with respect to the Contributed Assets and Assumed Liabilities and of the Sponsors with respect to Retained Assets and Retained Liabilities shall survive the Closing indefinitely. All claims for indemnification under this Agreement must be asserted pursuant to a written claim notice given prior to the expiration of the applicable survival period set forth in this Section 11.1; provided that any representation, warranty, covenant or agreement that is the subject of a claim for indemnification which is asserted pursuant to a written claim notice given after the Closing Date within the survival periods specified in this Section 11.1 will survive until, but only for purposes of, the resolution of such claim.

11.2 Indemnification of the Sponsor Indemnified Persons. Subject to the applicable provisions of Section 11.4, from and after the Closing, GAHR III will indemnify the Sponsors, the Additional Indemnitors and each of their respective Affiliates (together with their respective officers, partners, directors, employees, and agents (collectively, the “Sponsor Indemnified Persons”)) for, and hold them harmless from and against, any and all Losses that they or any of them may suffer or incur, directly or indirectly, regardless of when suffered or incurred and whether or not involving a claim by a Third Party, which arise from or relate to:

(a) any breach of a representation or warranty provided by GAHR III in this Agreement (disregarding any qualifications therein referring to “material”, “materiality” or “GAHR III Material Adverse Change” both for purposes of determining whether there has been such a breach as well as for purposes of calculating the amount of any Losses with respect to any such breach; provided, however, that no such qualifications shall be disregarded for the representations and warranties in Section 7.6 (Information for Proxy Statement) hereof);

(b) any breach of a covenant, agreement or undertaking of GAHR III or GAHR III OP in this Agreement; and

(c) any Taxes arising from the use of the Contributed Assets, the assumption of the Assumed Liabilities and the operation of the Contributed Business after the Closing Date.

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11.3 Indemnification of GAHR III Indemnified Persons. Subject to the applicable provisions of Section 11.4, from and after the Closing, each of the Sponsors and the Additional Indemnitors (the “Sponsor Indemnifying Parties”) will indemnify GAHR III and each of GAHR III’s Affiliates (together with their respective officers, partners, directors, employees and agents (including their successors) (collectively, the “GAHR III Indemnified Persons”)) for, and hold them harmless from and against, any and all Losses that they or any of them may suffer or incur, directly or indirectly, regardless of when suffered or incurred and whether or not involving a claim by a Third Party, which arise from or relate to:

(a) any breach of a representation or warranty provided by any Sponsor (i.e., irrespective of the Sponsor making such representation and warranty) in this Agreement (disregarding any qualifications therein referring to “material”, “materiality” or “Business Material Adverse Change” both for purposes of determining whether there has been such a breach as well as for purposes of calculating the amount of any Losses with respect to any such breach; provided, however, that no such qualifications shall be disregarded for the representations and warranties in Section 5.17 (Information for Proxy Statement) and Section 6.10 (Information for Proxy Statement) hereof);

(b) any breach of a covenant, agreement or undertaking of any Sponsor Indemnifying Party (i.e., irrespective of the Sponsor Indemnifying Party obligated under such covenant, agreement or undertaking) in this Agreement (but excluding AHI’s, the AHI Principals’ and Flaherty Trust’s obligations in Section 3.4(b) hereof, which are not subject to the indemnity in this Section 11.3(b), as set forth in Section 11.8 hereof);

(c) the Retained Assets and Retained Liabilities;

(d) any misrepresentations or inaccuracies in the Estimated Closing Statement or any component thereof; and

(e) any Taxes arising from the use of the Contributed Assets, the assumption of the Assumed Liabilities, the operation of the Contributed Business on or prior to the Closing Date and the structuring of the Earnout Consideration pursuant to Section 3.4(k) hereof (but in respect of such structuring, for which only AHI, the AHI Principals and Flaherty Trust shall be so liable in accordance with their respective Applicable Earnout Percentage).

11.4 Limitations on Indemnification; Offset.

(a) Subject to Section 11.4(c): (i) the Sponsor Indemnified Persons may not recover any Losses under Section 11.2(a) until the total amount of all Losses with respect to those matters collectively exceed $1,347,000 (the “Basket”), in which case, subject to any other applicable limitations contained in this Section 11.4, the Sponsor Indemnified Persons will be entitled to recover all Losses, including the Basket; (ii) the Sponsor Indemnified Persons may not recover any Losses under Section 11.2(a) in excess of $13,470,000 (the “Cap”); and (iii) the payments by each Sponsor Indemnifying Party pursuant to this Section 11 in respect of any particular Loss shall not exceed the value of (x) such Sponsor Indemnifying Party’s Applicable Closing Date Proceeds Percentage multiplied by (y) the amount of such Loss.

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(b) Subject to Section 11.4(c): (i) the GAHR III Indemnified Persons may not recover any Losses under Section 11.3(a) until the total of all Losses with respect to those matters collectively exceed the Basket, in which case, subject to any other applicable limitations contained in this Section 11.4, the GAHR III Indemnified Persons will be entitled to recover all Losses, including the Basket; and (ii) the GAHR III Indemnified Persons may not recover any Losses under Section 11.3(a) in excess of the Cap.

(c) Notwithstanding the provisions of Section 11.4(a) or Section 11.4(b), neither the Basket nor the Cap will apply with respect to claims that arise from or relate to fraud or intentional or willful misrepresentation or misconduct of any indemnifying party or breach by any indemnifying party of any Fundamental Representation; provided that in the event of fraud or intentional or willful misrepresentation or misconduct of an indemnifying party, the Cap shall only be so “lifted” for the indemnifying party that committed such fraud or intentional or willful misrepresentation or misconduct; and provided further that the aggregate indemnity payments by a Sponsor Indemnifying Party hereunder shall not exceed the value of the Total Consideration received by or distributed to such Sponsor Indemnifying Party.

(d) Losses relating to any claim will be recoverable whenever they are incurred provided notice of the claim is given within the applicable survival period set forth in Section 11.1.

(e) Losses recoverable by a GAHR III Indemnified Person or a Sponsor Indemnified Person, as the case may be, shall be (i) reduced by (x) any amounts recovered by a GAHR III Indemnified Person or a Sponsor Indemnified Person, as the case may be, pursuant to any indemnification by, or indemnification agreement with, any Third Party and (y) Third Party insurance proceeds or other sources of cash reimbursement received, and (ii) increased by the amount of any costs and expenses reasonably incurred in connection with the collection thereof, whether or not successful, and all insurance detriments (such as premium adjustments or increases) relating thereto, and shall not include any amounts already taken into account in the determination of a Final Adjustment Amount that has already been paid in full under Section 3.2(f) hereof (it being understood and agreed that the intent of this provision is to avoid duplicative recovery of the same amount of any Loss hereunder). The GAHR III Indemnified Persons and the Sponsor Indemnified Persons, as applicable, shall use commercially reasonable efforts to seek recovery from any available Third Party insurance sources to minimize any Losses for which indemnification is provided under this Section 11. If any such amounts are received by a GAHR III Indemnified Person or a Sponsor Indemnified Person, as the case may be, after being fully indemnified for the relevant Losses hereunder, such amounts will be returned by such GAHR III Indemnified Person or Sponsor Indemnified Person to the relevant indemnifying Person, as the case may be.

(f) In no event shall GAHR III or GAHR III OP, on the other hand, or any Sponsor Indemnifying Party, on the other hand, as applicable, be liable to any Sponsor Indemnified Person or GAHR III Indemnified Person, as applicable, for any punitive damages, except for any such to extent awarded by an Authority to a Third Party in connection with a Third Party Claim.

(g) Nothing in this Section 11 will adversely affect, or result in a reduction of, the rights of (or obligations to) the beneficiaries of Section 8.11, or adversely affect or modify the provisions therein.

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11.5 Indemnification Claims.

(a) If a Sponsor Indemnified Person becomes aware of a claim (a “Claim”) for indemnification under Section 11.2 (other than a Third Party Claim which will be provided for in Section 11.6), HoldCo will promptly notify GAHR III of the Claim, specifying in reasonable detail, to the extent then known, the nature of the Losses suffered and the facts giving rise to the Claim. Notwithstanding the foregoing, any failure to so notify GAHR III will not relieve GAHR III from its indemnification obligations or other Liabilities hereunder except to the extent (and only to the extent) that GAHR III demonstrates that the defense of the matter is materially and actually prejudiced thereby.

(b) If a GAHR III Indemnified Person becomes aware of a Claim for indemnification under Section 11.3 (other than a Third Party Claim which will be provided for in Section 11.6), it will promptly notify HoldCo of the Claim, specifying in reasonable detail, to the extent then known, the nature of the Losses suffered and the facts giving rise to the Claim. Notwithstanding the foregoing, any failure to so notify HoldCo will not relieve HoldCo from its indemnification obligations or other Liabilities hereunder except to the extent (and only to the extent) that HoldCo demonstrates that the defense of the matter is materially and actually prejudiced thereby.

11.6 Third Party Claims; Procedures.

(a) If any indemnified party receives notice of the assertion of any claim, the commencement of any suit, action or proceeding, or the imposition of any penalty or assessment, by a Third Party in respect of which indemnity may be sought hereunder (a “Third Party Claim”), and the indemnified party intends to seek indemnity hereunder, then the indemnified party shall promptly provide the indemnifying party with written notice of the Third Party Claim (provided that any delay in providing such notice shall not relieve the indemnifying party of any indemnification responsibility under this Section 11 except to the extent (and only to the extent) that the indemnifying party demonstrates that such delay materially and actually prejudices the indemnifying party. Any such notice shall, with respect to any such Third Party Claim, specify in reasonable detail, to the extent then known, the nature of the Losses suffered and the facts giving rise to the claim.

(b) The indemnifying party shall have 30 days after receipt of such notice (or sooner if the nature of the Third Party Claim so requires) to elect to control the defense, compromise or settlement of the Third Party Claim with its own counsel at the indemnifying party’s expense; provided that in order to invoke such control right, (i) the indemnified party must not be reasonably expected to be liable for Losses materially in excess of amounts reasonably expected to be received from the indemnifying party and (ii) such proceeding must involve only monetary damages and must not seek an injunction or equitable relief against the indemnified party; provided further, that no indemnifying party shall consent to the entry of any judgment or admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim, without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the applicable indemnified party unless (i) the terms of such settlement contain a complete and unconditional release of such indemnified party with respect to such Third Party Claim and (ii) such settlement is solely on monetary terms and does not result in any financial or other obligation of the indemnified party (other than standard provisions related to confidentiality and any immaterial or administrative terms).

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(c) The indemnified party shall be entitled to participate in (but not control) the defense by the indemnifying party of any Third Party Claim with the indemnified party’s own counsel at its own expense; provided, however, that the indemnifying party shall pay such expenses if such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to the indemnified party which are not available to such indemnifying party, or if available to such indemnifying party the assertion of which would be adverse to or in conflict with the interests of the indemnified party.

(d) In the event that the indemnifying party does not undertake the defense, compromise or settlement of a Third Party Claim (or could not elect to do so because the claim relates to or arises in connection with any criminal or quasi-criminal matter or the claim seeks or is likely to seek an injunction or other equitable relief against the indemnified party) within the time frame specified in Section 11.6(b), the indemnified party shall have the right to control the defense or settlement of such Third Party Claim (but in so electing to control shall not have waived any rights to indemnification therefor hereunder) with counsel of its choosing at the expense of the indemnifying party. If the indemnified party assumes the defense of a Third Party Claim, the indemnified party shall not consent to the entry of any judgment, admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except if (x) the indemnified party is reasonably expected to be liable for Losses materially in excess of amounts reasonably expected to be received from the indemnifying party or (y) such settlement or compromise is in respect of a proceeding that seeks an injunction or equitable relief against the indemnified party. The indemnifying party shall be entitled (at the indemnifying party’s expense) to participate (but not control) in the defense of any Third Party Claim with its own counsel in the case that it has not elected to undertake the defense thereof pursuant to Section 11.6(b).

(e) In their defense, compromise or settlement of any Third Party Claim, the parties shall reasonably cooperate with each other. Such cooperation shall include the retention and the provision of reasonable access to the books, records and assets which evidence or support such Third Party Claim or the act, omission or occurrence giving rise to such Third Party Claim and the right, upon prior notice, to interview any employee, agent or other representative related thereto.

(f) With regard to Claims (including Third Party Claims) for which indemnification is payable hereunder, such indemnification will be paid by the indemnifying party within five Business Days following the earliest to occur of (as applicable): (i) the resolution of the amount of Losses in connection with a Claim hereunder by an indemnifying party and the applicable indemnified parties, (ii) the entry of a judgment against the indemnified party and the expiration of any applicable appeal period or, if earlier, 10 days prior to the date that the judgment creditor has the right to execute the judgment; (iii) the entry of a non-appealable judgment or final appellate decision against the indemnified party; (iv) with respect to a Third Party Claim, a settlement of the Third Party Claim; or (v) with respect to indemnities for any Liability for Taxes, a “determination” within the meaning of Section 1313(a) of the Code or an analogous provision of state, local or foreign Law.

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11.7 Form of Payment. Subject to the limitations herein (including Section 11.4 hereof):

(a) If any Sponsor Indemnifying Party has any obligation to indemnify any GAHR III Indemnified Person for Losses, then GAHR III may, at its election and without any further action of any Sponsor Indemnifying Party, satisfy all or a portion of such Losses by (i) causing the transfer (back to GAHR III or GAHR III OP) or cancelation of OP Partnership Units (or securities of GAHR III issued upon redemption thereof under the Pre-Merger OP Operating Agreement or of GAHR IV upon redemption thereof under Post-Merger OP Operating Agreement, as applicable) having a value based on the then most recent net asset value per share of GAHR III (or of GAHR IV following the REIT Merger (or, if the common stock of GAHR III or GAHR IV, as applicable, is then listed on a national securities exchange, based on the average daily closing price per share thereof for the 30 trading days preceding the date of such transfer or cancelation) equal to such Losses, and/or (ii) offsetting such Losses against any Earnout Consideration then or later due to a Sponsor Indemnifying Party.

(b) If GAHR III and/or GAHR III OP has any obligation to indemnify any Sponsor, then GAHR III shall satisfy all of such Losses by a payment in cash.

11.8 Exclusive Remedy; Exception for Certain Obligations in Section 3.4(b). After the Closing (but subject to the following sentence), the rights and remedies set forth in this Section 11 shall be the sole and exclusive rights and remedies of the GAHR III Indemnified Persons and the Sponsor Indemnified Persons under or in connection with this Agreement, except that nothing in this Agreement will limit any right to injunctive or other equitable relief or for any claim arising out of or relating to the fraud or willful misconduct of any of them or for claims exclusively as between the Sponsors. Notwithstanding the foregoing sentence, this Section 11 shall not govern (but similarly shall not limit) the rights and remedies of (a) the GAHR III Indemnified Persons, AHI, the AHI Principals and Flaherty Trust for any breach by any of them under Section 3.4(b) hereof or (b) AHI, the AHI Principals and Flaherty Trust for claims exclusively as between or among them in connection with Section 3.4(b) hereof.

11.9 Tax Treatment of Payment. The parties hereto shall treat any payments that the GAHR III Indemnified Persons or the Sponsor Indemnified Persons receive pursuant to this Section 11 as an adjustment to the Total Consideration for U.S. federal income Tax purposes.

SECTION 12. MISCELLANEOUS PROVISIONS

12.1 Interpretation and Usage.

(a) In this Agreement, unless there is a clear contrary intention: (i) when a reference is made to an article, a section, an exhibit or a schedule, that reference is to an article, a section, an exhibit or a schedule of or to this Agreement; (ii) the singular includes the plural and vice versa; (iii) reference to any agreement, document or instrument means that agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (iv) reference to any Law means that Law as amended, modified,

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codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that section or provision from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of that section or provision; (v) “hereunder,” “hereof,” “hereto,” and words of similar import will be deemed references to this Agreement as a whole and not to any particular article, section or other provision of this Agreement; (vi) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (vii) references to agreements, documents or instruments will be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; (viii) the terms “writing,” “written” and words of similar import will be deemed to include communications and documents in e-mail, fax or any other similar electronic or documentary form (except that notices given under this Agreement must comply with the requirements of Section 12.8); (ix) the terms “provided” or “made available” to GAHR III or GAHR III OP mean that the Sponsors physically delivered to DLA Piper LLP (US) (“DLA”), as counsel to the Special Committee, the relevant document or information or that they granted DLA access to the applicable document or information on the AHI’s Citrix ShareFile site established in connection with the transactions contemplated hereby (the “Data Room”), in each case at least one Business Day prior to the date hereof (unless a provision of this Agreement expressly specifies an earlier date, in which case such earlier date will apply); (x) the phrase “transactions contemplated hereby,” (A) when used in reference to GAHR III or GAHR III OP shall not include the entry into, or consummation of the transactions contemplated by, the Merger Agreement, but (B) when used in reference to the Sponsors or their Affiliates, shall include the entry into, and consummation of the transactions contemplated by, the Merger Agreement; (xi) the phrase “each Sponsor will cause its respective Sponsor Contributor Entities” means that AHI will cause the AHI Contributors, and Griffin Capital will cause the Griffin Contributor, to undertake the required action(s); and (xii) the phrase “successor in interest,” when used in reference to GAHR III herein or in any Ancillary Document, shall include GAHR IV.

(b) All accounting terms used in this Agreement will be interpreted and all accounting determinations will be made in accordance with GAAP consistently applied with past practice. The table of contents and the headings of the sections and subsections of this Agreement are inserted for convenience of the parties only and will not constitute a part hereof. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the benefit of only the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may not be intended as a statement of fact but may instead represent an allocation among the parties of the risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Third Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or any other date.

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12.2 Amendment and Modification. Subject to applicable Law, this Agreement may be amended or modified from time to time with respect to any of the terms contained herein if such amendment or modification is set forth in a writing duly authorized and executed by GAHR III, GAHR III OP, Griffin Capital and the Sponsor Representative; provided, however, in the event of an amendment or modification of any portion of Section 3.4 (or any amendment or modification of the defined terms therein, including the definitions of “Applicable Earnout Percentage” and “Current Fee Participation Amount”), such amendment or modification need only be set forth in a writing duly authorized and executed by GAHR III, GAHR III OP and the Sponsor Representative (but not Griffin Capital). For the avoidance of doubt, the Sponsor Representative is not authorized to take any actions pursuant to this Section 12.2 on behalf of Griffin Capital.

12.3 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may only be waived in a writing signed by each of GAHR III, GAHR III OP and the Sponsor Representative, but any waiver or failure to insist upon strict compliance with the obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent or waiver by or on behalf of a party, the consent or waiver must be given in writing in the same manner as for waivers of compliance.

12.4 Actions of GAHR III; Authority of the Sponsor Representative.

(a) All amendments, modifications, consents, waivers, elections and determinations of GAHR III or GAHR III OP under or with regard to this Agreement and the Ancillary Documents shall be made only with the prior approval of the Special Committee of GAHR III or its designees (or, if the Special Committee has determined to dissolve itself, a majority of the then Independent Directors).

(b) Subject to Section 12.2 hereof, GAHR III and GAHR III OP may conclusively rely (without further inquiry) on any amendments, modifications, consents, waivers, elections and determinations of the Sponsor Representative hereunder as an amendment, modification, consent, waiver, election or determination accepted by all of the Sponsors and the Additional Indemnitors. Without limiting the foregoing right of GAHR III and GAHR III OP to so conclusively rely, the Sponsors and the Additional Indemnitors represent and warrant to GAHR III and GAHR IV that pursuant to a separate agreement among the Sponsors and the Additional Indemnitors (the “Sponsor Representative Agreement”), each of the Sponsors and Additional Indemnitors has appointed the Sponsor Representative as its initial representative, agent and attorney-in-fact to act for the Sponsor Indemnifying Parties in connection with this Agreement and the Ancillary Documents by taking any and all actions and making any decisions or consents required or permitted to be taken or made by the Sponsors and the other Sponsor Indemnifying Parties under this Agreement and the Ancillary Documents (which actions, decisions and consents the Sponsor Representative may undertake, make and grant in its good

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faith sole discretion), except as otherwise set forth in this Agreement, the Sponsor Representative Agreement and the Ancillary Documents, including the exercise of the power to: (i) give and receive notices and communications to or from GAHR III and GAHR III OP relating to this Agreement or any of the transactions and other matters contemplated hereby; (ii) grant consents contemplated within, agree to amendments and modifications hereto (as set forth in Section 12.2 herein), and grant waivers under, this Agreement; (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (A) indemnification claims by any GAHR III Indemnified Person pursuant to Section 11 hereof or (B) any dispute between any GAHR III Indemnified Person and any Sponsor Indemnifying Party, in each case relating to this Agreement or any Ancillary Document; and (iv) take all actions necessary or appropriate in the good faith judgment of the Sponsor Representative for the accomplishment of the foregoing; provided, however, that the Sponsor Representative shall not make any determinations as to whether any indemnifiable Losses hereunder are attributable to the fraud or intentional or willful misrepresentation or misconduct of a Sponsor Indemnifying Party without the consent of that Sponsor Indemnifying Party. Any decisions made by the Sponsor Representative will be made in the same manner as to all of the Sponsors and the other Sponsor Indemnifying Parties, e.g., the Sponsor Representative may not compromise an indemnification claim with respect to one Sponsor Indemnifying Party without also similarly compromising such claim for all other Sponsor Indemnifying Parties.

(c) If the Sponsor Representative intends at any time to resign, then that Sponsor Representative shall provide written notice of such intent to GAHR III, and such resignation shall only be effective upon the earlier of (i) twenty (20) calendar days following delivery of such written notice and (ii) that Sponsor Representative’s certification to GAHR III that a successor Sponsor Representative has been duly appointed effective immediately. If the Sponsors and the Additional Indemnitors at any time intend to appoint a successor Sponsor Representative, they must notify GAHR III thereof and that proposed successor Sponsor Representative must be reasonably acceptable to GAHR III. If for any reason there is at any time no Sponsor Representative that has been duly appointed or approved, then all references herein to the Sponsor Representative shall be deemed to refer to AHI.

12.5 Expenses. Except as otherwise expressly stated in this Agreement, each of the parties will bear its own costs and expenses (including legal fees, accounting, investment banking and other fees, costs and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

12.6 No Third-Party Beneficiaries. Nothing in this Agreement will entitle any Person (other than a party hereto and his, her or its respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind; provided that, following the Closing, (i) the provisions of Section 8.11 will inure to the benefit of the directors and officers referred to therein, and (ii) the provisions of Section 11 will inure to the benefit of the Sponsor Indemnified Persons and the GAHR III Indemnified Persons. In addition, for the avoidance of doubt, none of the Sponsors or any of their Affiliates is a third-party beneficiary of the Merger Agreement, is entitled to enforce any of the provisions therein, is entitled to any consent rights over any amendments or waivers thereunder or is entitled to seek any claim, cause of action, remedy or right of any kind thereunder (whether in tort, contract or otherwise), it being understood that the sole remedies of the Sponsors and their Affiliates relating to the Merger Agreement are their ability to refuse to effect the Closing as permitted by Section 9.3(d) hereof and to terminate this Agreement pursuant to Section 10.1(b)(v) hereof.

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12.7 No Circumvention. The parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause any Affiliate to take any actions (including the failure to take a reasonable action), such that the resulting effect is to undermine materially the effectiveness of any of the provisions of this Agreement.

12.8 Notices. All notices, requests, demands and other communications required or permitted hereunder must be made in writing and will be deemed to have been duly given and effective: (a) when delivered by hand to the address set forth below (with confirmation of receipt); (b) on the earlier of the third Business Day after certified mailing or the date of the return receipt acknowledgment, if mailed, postage prepaid, by certified or registered mail, return receipt requested; (c) on the date of transmission, if sent by email; or (d) on the date of requested delivery if sent by a recognized overnight courier:

If to the Sponsors, the Additional Indemnitors or to the Sponsor Representative, to each of:	American Healthcare Investors, LLC 18191 Von Karman Avenue, Suite 300 Irvine, CA 92612 Attention: Mathieu B. Streiff Email: mstreiff@ahinvestors.com

Griffin Capital Company, LLC 1520 East Grand Avenue Griffin Capital Plaza El Segundo, CA 90245 Attention: Kevin A. Shields Email: shields@griffincapital.com

Platform Healthcare Investor T-II, LLC c/o Colony Capital, Inc. 750 Park of Commerce Drive, Suite 210 Boca Raton, FL 33487 Attention: Ronald M. Sanders Email: clny-legal@clny.com

With a copy to each of:	Morrison & Foerster LLP 3500 Lenox Road, Suite 1500 Atlanta, GA 30326-1000 Attention: Heath D. Linsky Email: hlinsky@mofo.com

Mary P. Higgins General Counsel 790 Estate Drive, Suite 180 Deerfield, IL 60015 Email: mhiggins@griffincapital.com

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Nelson Mullins Riley & Scarborough LLP
201 17th Street NW, Suite 1700
Atlanta, GA 30363
Attention: Erin Reeves McGinnis
Email: erin.reevesmcginnis@nelsonmullins.com

Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Attention: Jay Bernstein; Jason Myers
Email: jay.bernstein@cliffordchance.com jason.myers@cliffordchance.com or to such other person or address as any of them may furnish to the other parties in writing in accordance with this Section 12.8.

If to GAHR III or	The Special Committee of the Board of Directors of
GAHR III OP, to:	Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA 92612
	Attention:	Harold H. Greene, Chair
Cora Lo, Corporate Secretary
Email: hgreeneGAHRIII@ahinvestors.com
With a copy to:	Email: clo@ahinvestors.com

DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, NC 27612
	Attention:	Robert H. Bergdolt
Stephen Ballas
Email: robert.bergdolt@us.dlapiper.com stephen.ballas@us.dlapiper.com or to such other person or address as GAHR III or GAHR III OP may furnish to the other parties in writing in accordance with this Section 12.8.

12.9 Assignment. Subject to the following sentence, this Agreement and each party’s respective rights and obligations hereunder, including rights to the Earnout Consideration, may not be directly or indirectly assigned (including by economic participation) at any time without the prior written consent of GAHR III and the Sponsor Representative, and any assignment or purported assignment in violation of this Section 12.9 will be void and of no legal force or effect. Notwithstanding the foregoing, no such consent shall be required (i) in connection with the assignment by GAHR III and/or GAHR III OP of their rights and obligations under this Agreement to GAHR IV or its Subsidiaries or (ii) in connection with AHI’s granting economic participations in the Earnout Consideration to its Affiliates or NewCo employees prior to the Closing but only if such Affiliates or employees acknowledge that they have no rights or recourse as against GAHR III (or its successors or Subsidiaries, including NewCo following the Closing) in connection therewith.

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12.10 Governing Law and Venue.

(a) This Agreement shall be governed by and construed in accordance with (i) the laws of the State of Maryland with respect to matters, issues and questions relating to the internal actions and affairs of GAHR III (including the powers, rights, duties and obligations of the directors, officers and stockholders) and (ii) the laws of the State of Delaware with respect to all other matters, issues and questions (in tort, contract or otherwise), without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) Each party hereto stipulates that any dispute or disagreement between or among any of the parties hereto as to the interpretation of any provision of, or the performance of obligations under or relating to (whether arising in tort, contract or otherwise), this Agreement shall be commenced and prosecuted in its entirety in, and consents to the exclusive jurisdiction and proper venue of, the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any federal court located within the State of Delaware), and each party hereto consents to personal and subject matter jurisdiction and venue in such courts and waives and relinquishes all right to attack the suitability or convenience of such venue or forum by reason of its present or future domiciles, or by any other reason, for any such dispute or disagreement. The parties hereto acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. At the request of any party, the parties will confirm a facsimile of pdf transmission by signing a duplicate original document.

12.12 Specific Performance. Each party acknowledges and agrees that the other parties would be irreparably damaged and would not have adequate remedies at law in the event that the covenants set forth in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto will be entitled to an injunction to specifically enforce the terms of this Agreement, without obligation to post any bond, solely in the courts specified in Section 12.10 (Governing Law and Venue), in addition to any other remedy to which such party may be entitled hereunder, at law or in equity.

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12.13 Entire Agreement. This Agreement (together with the Confidentiality Agreement), including the annexes, exhibits and schedules hereto, embodies the entire agreement and understanding among the parties and their Representatives in respect of the subject matter contained herein and supersedes all prior agreements and the understandings (oral or written) between the parties with respect to the subject matter of this Agreement. No discussions regarding, or exchange of drafts, comments, letters of intent or term sheets in connection with, the transactions contemplated herein will constitute an agreement among the parties hereto. Any agreement among the parties will exist only when the parties have fully executed and delivered this Agreement.

12.14 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

12.15 WAIVER OF JURY TRIAL. THE PARTIES WAIVE ANY RIGHT TO A JURY TRIAL OF ANY CONTROVERSY OR CLAIM (IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE MAKING, PERFORMANCE OR INTERPRETATION THEREOF, INCLUDING FRAUDULENT INDUCEMENT THEREOF.

(Signature Pages Follow.)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

GAHR III:

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

By:	/s/ Hal Greene
Name: Harold H. Greene
Title: Chair of the Special Committee of the Board of Directors

GAHR III OP:

GRIFFIN-AMERICAN HEALTHCARE REIT III HOLDINGS, LP

By: Griffin-American Healthcare REIT III, Inc., its general partner

By:	/s/ Hal Greene
Name: Harold H. Greene
Title: Chair of the Special Committee of the Board of Directors

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THE SPONSORS:

AMERICAN HEALTHCARE INVESTORS, LLC

By:	/s/ Mathieu B. Streiff
Name: Mathieu B. Streiff
Title: Managing Director

GRIFFIN CAPITAL COMPANY, LLC

By:	/s/ Kevin Shields
Name: Kevin Shields
Title: Chief Executive Officer

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Solely for Sections 3.4(b) and 11 hereof:

FLAHERTY TRUST:

FLAHERTY TRUST, dated September 25, 1997, as amended

By:	/s/ James F. Flaherty III
Name: James F. Flaherty III
Title: Trustee

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Solely for Sections 3.4(b) and 11 hereof:

THE AHI PRINCIPALS:

Jeffrey T. Hanson

/s/ Jeffrey T. Hanson
(Signature)

Danny Prosky

/s/ Danny Prosky
(Signature)

Mathieu B. Streiff

/s/ Mathieu B. Streiff
(Signature)

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Solely for Section 11 hereof:

COLONY:

PLATFORM HEALTHCARE INVESTOR T-II, LLC

By:	/s/ Donna Hansen
Name: Donna Hansen
Title: Vice President

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EXHIBIT 99.1

Contact:	Damon Elder
Spotlight Marketing Communications
(949) 427-1377
damon@spotlightmarcom.com

Griffin-American Healthcare REIT III and Griffin-American Healthcare REIT IV

Announce Definitive Agreements to Merge and

Acquire American Healthcare Investors

Transactions will result in a self-managed, diversified healthcare REIT with a gross investment value of $4.2 billion, well-positioned for a potential future listing on a national stock exchange as the 11th largest healthcare REIT globally

IRVINE, Calif. (June 24, 2021) – Griffin-American Healthcare REIT III, Inc. (“GAHR III”) and Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”) announced today that they have entered into a definitive merger agreement pursuant to which GAHR IV will acquire GAHR III (the “REIT merger”) in a tax-free, stock-for-stock transaction that will create a combined company with a gross investment value1 of approximately $4.2 billion in healthcare real estate assets. Upon completion of the merger, the newly combined company, to be renamed American Healthcare REIT, Inc. (“American Healthcare REIT”), will be the 11th largest healthcare-focused real estate investment trust (“REIT”) globally.2

In addition, GAHR III also announced today that it has entered into a definitive agreement to acquire the business and operations of American Healthcare Investors, LLC (“AHI”), the co-sponsor of both REITs, and the external advisors of GAHR III and GAHR IV. This acquisition (the “AHI acquisition”), is expected to take place immediately prior to the REIT merger. Following the REIT merger and AHI acquisition, American Healthcare REIT will have a fully integrated management platform with capabilities in acquisitions, asset management, finance, accounting and tax, that are expected to result in operational cost savings of approximately $21 million annually. More than 100 employees of AHI, including its three founders, will become employees of the newly combined company. Immediately upon the completion of the REIT merger and AHI acquisition, Jeff Hanson will be named executive chairman of American Healthcare REIT, Danny Prosky will be named president and chief executive officer, and Mathieu Streiff will be named chief operating officer. All other AHI executives and employees will retain similar roles and titles that they currently have with AHI as part of American Healthcare REIT. In order to further strengthen alignment of interests, all of the consideration paid for the AHI acquisition will be in the form of operating partnership units of GAHR III’s operating partnership, which units may be converted into American Healthcare REIT stock and will be subject to customary long-term lock-ups.

“We are excited about the opportunities this transformative tri-party transaction creates for both GAHR III and GAHR IV, their stockholders and American Healthcare REIT’s goal for a planned future listing on a national stock exchange,” said Jeff Hanson, chairman and chief executive officer of GAHR III and GAHR IV. “We believe that merging these complementary portfolios together, along with the sponsor company, will create a portfolio with meaningful scale and diversification, as well as drive significant operating efficiencies and earnings accretion for stockholders, well-positioning the company for future growth that should be rewarded in the public markets.”

The combined company will own an approximately 19 million-square-foot international portfolio of healthcare real estate comprised of 314 medical office buildings, senior housing communities, skilled nursing facilities and other real estate-related investments with a gross investment value1 of $4.2 billion.

The REIT merger was negotiated on behalf of GAHR III and GAHR IV by their respective special committees, each of which is composed exclusively of three independent directors, along with each special committee’s independent financial and legal advisors. The boards of directors of GAHR III and GAHR IV approved the REIT merger, which pursuant to the merger agreement contemplates the consummation of the AHI acquisition prior to the consummation of the REIT merger, upon the unanimous recommendation of each of their special committees. GAHR III’s special committee also negotiated the AHI acquisition on behalf of GAHR III, and the board of directors of GAHR III approved the AHI acquisition upon the unanimous recommendation of GAHR III’s special committee.

The proposed transactions are expected to close in the fourth quarter of 2021, subject to certain closing conditions, including the approval of the REIT merger by both GAHR III and GAHR IV stockholders.

Anticipated Strategic Benefits

•	Larger, More Broadly Diversified Portfolio

•

Greater Size and Scale. Management of the companies (“the management team”) believes that American Healthcare REIT will have the scale to attract institutional investors in the public market to fuel continued growth with a lower cost of capital

•

Broader Geographic Diversification. A combination of the companies creates a well-diversified national and international portfolio while maintaining strategic concentrations in strong Midwest, Southeast, and Northeast U.S. markets with positive fundamentals and growth opportunities

•

Broader Tenant and Operator Diversification. American Healthcare REIT will have a more diversified roster of credit healthcare systems and established operators, which the management team believes will help position American Healthcare REIT favorably with institutional investors

•	IPO/Listing Preparation

•	The management team believes the REIT merger and AHI acquisition will position the combined company favorably for a future listing on a national stock exchange

•	The independent directors and executive management are planning for a listing by the end of 2022, subject to the closing of the proposed transactions and market conditions

•

The acquisition of the AHI platform will result in a fully integrated, self-managed REIT, which the management team believes should support much stronger earnings multiples/valuations in a public listing compared to externally managed REITs

•	Accretion Benefit from Merger and AHI Acquisition Expense Reductions

•

The management team believes the REIT merger will drive general and administrative efficiencies and cost savings that will accrue to stockholders immediately and is anticipated to result in enhanced long-term value

•	The AHI acquisition is expected to drive approximately $21 million annually in cash accretion to stockholders, further enhancing long-term value

•

The cash flow benefits that result from the transactions are expected to provide near-term investor distribution policy flexibility; the post-merger distribution rate is expected to be $0.40 per share annually, subject to approval by the board of directors of the combined company

•	Depth of Team and Enhanced Alignment of Interests

•	AHI is currently one of the largest privately held healthcare real estate investment firms globally based upon assets under management and possesses a strong track record for driving stockholder value

•	Over the past 15 years, the management team raised $6.7 billion in equity and acquired $9.1 billion in healthcare real estate across the United States, the United Kingdom and the Isle of Man.

•

100% of the purchase price of AHI will be paid in the form of operating partnership units that may later be converted into American Healthcare REIT stock, subject to market lock-up provisions, further enhancing already significant, long-term alignments of interests between the management team and REIT stockholders

•	The Management Team Believes that Healthcare Real Estate Remains a Highly Attractive Asset Class

•	The management team believes that powerful demographic trends will provide tailwinds for healthcare real estate for years to come as the asset class continues its recovery from the COVID-19 pandemic

Transaction Terms

In exchange for each share of GAHR III common stock, GAHR III stockholders will receive 0.9266 of a share of GAHR IV Class I common stock. On a pro forma fully diluted basis, upon the closing of the REIT merger and AHI acquisition, current GAHR III stockholders will own approximately 65.2 percent of American Healthcare REIT, GAHR IV stockholders will own approximately 29.7 percent, the management team will own approximately 2.3 percent and other sellers in the AHI acquisition will own approximately 2.8 percent. The three founding principals of AHI are currently among the single largest individual investors in both REITs.

Advisors

Robert A. Stanger & Co., Inc., Truist Securities and KeyBanc Capital Markets are acting as financial advisors to the special committee of the board of directors of GAHR III, the special committee of the board of directors of GAHR IV and AHI, respectively. DLA Piper LLP (US) and Sullivan & Cromwell LLP are acting as legal counsel to the special committees of the board of directors of GAHR III and GAHR IV, respectively. Morrison & Foerster LLP is acting as legal counsel to AHI. Morris, Manning & Martin, LLP is acting as legal counsel to GAHR IV.

(1)	Gross investment value is comprised of acquisition costs and subsequent capital expenditures that pertain to the company’s pro-rata ownership.
(2)	Based on gross investment value as of March 31, 2021, as provided by KeyBanc Capital Markets.

About Griffin-American Healthcare REIT III, Inc.

Griffin-American Healthcare REIT III, Inc. invests in a diversified portfolio of healthcare real estate assets, focusing primarily on medical office buildings, senior housing communities, skilled nursing facilities, hospitals and other healthcare-related investments. GAHR III qualified to be taxed as a REIT for federal income tax purposes beginning with its taxable year ended December 31, 2014 and intends to continue to qualify to be taxed as a REIT. GAHR III is co-sponsored by AHI and Griffin Capital Company, LLC. For more information regarding GAHR III, please visit www.HealthcareREIT3.com.

About Griffin-American Healthcare REIT IV, Inc.

Griffin-American Healthcare REIT IV, Inc. invests in a diversified portfolio of healthcare real estate assets, focusing primarily on medical office buildings, senior housing communities and skilled nursing facilities. GAHR IV qualified to be taxed as a REIT for federal income tax purposes beginning with its taxable year ended December 31, 2016 and intends to continue to qualify to be taxed as a REIT. GAHR IV is co-sponsored by AHI and Griffin Capital Company, LLC. For more information regarding GAHR IV, please visit www.healthcarereitiv.com.

About American Healthcare Investors, LLC

American Healthcare Investors, LLC is an investment management firm that specializes in the acquisition and management of healthcare-related real estate. AHI is one of the largest privately-held healthcare real estate investment firms globally, managing an approximately 19 million-square-foot portfolio with a gross investment value of approximately $4.2 billion, on behalf of multiple investment programs that include thousands of individual and institutional investors. As of March 31, 2021, this international portfolio includes approximately 314 buildings comprised of medical office buildings, senior housing communities, skilled nursing facilities and hospitals located throughout the United States, the United Kingdom and Isle of Man. The company and its principals have completed approximately $27 billion in aggregate acquisition and disposition transactions, approximately $17 billion of which have been healthcare-related. AHI is committed to providing investors with access to the potential benefits that healthcare-related real estate ownership can provide. For more information regarding AHI, please visit www.AmericanHealthcareInvestors.com.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed REIT merger, GAHR IV will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV, and other related documents. The Joint Proxy Statement/Prospectus will contain important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III’s and GAHR IV’s websites at www.healthcarereit3.com and www.healthcarereitiv.com, respectively.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

GAHR III and GAHR IV, their respective directors and officers, and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed REIT merger. Information regarding GAHR III’s directors and executive officers can be found in GAHR III’s 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV’s directors and executive officers can be found in GAHR IV’s 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the REIT merger if and when they become available. These documents are available free of charge on the SEC’s website and from GAHR III or GAHR IV, as applicable, using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed REIT merger.

Forward-Looking Statements

This release contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the REIT merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger or acquisition agreements; the inability of GAHR III or GAHR IV to obtain the approval of the REIT merger from its stockholders or the failure to satisfy the other conditions to completion of the REIT merger; GAHR III’s inability to consummate the AHI acquisition; the ability of the combined company to achieve the expected operational efficiencies and cost savings or to engage in a future listing on a national stock exchange; the ability to attract institutional investors; risks that the board of directors of the combined company will not authorize distributions at the expected rate, or at all; risks related to disruption of management’s attention from the ongoing business operations due to the REIT merger and AHI acquisition; availability of suitable investment opportunities; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of GAHR III and GAHR IV and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants and operators; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of GAHR III or GAHR IV; and other factors, including those set forth in the Risk Factors section of GAHR III’s and GAHR IV’s most recent Annual Reports on Form 10-K for the year ended December 31, 2020, as updated by GAHR III’s and GAHR IV’s subsequent Quarterly Reports on Form 10-Q for the period ended March 31, 2021, filed with the SEC, and other reports filed by GAHR III and GAHR IV with the SEC, copies of which are available on the SEC’s website, www.sec.gov. GAHR III and GAHR IV undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Exhibit 99.2

TRI-PARTY MERGER PRESENTATION
JUNE 2021

GRIFFIN-AMERICAN HEALTHCARE REIT III

GRIFFIN AMERICAN HEALTHCARE REIT IV

AMERICAN HEALTHCARE INVESTORS

Exhibit 99.2 TRI-PARTY MERGER PRESENTATION JUNE 2021Exhibit 99.2 TRI-PARTY MERGER PRESENTATION JUNE 2021

Disclaimers Forward-Looking Statements This presentation contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability of Griffin-American Healthcare REIT III, Inc. (“GAHR III”) or Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”) to obtain the approval of the merger from its stockholders or the failure to satisfy the other conditions to completion of the merger; GAHR III’s inability to consummate the transaction to become self-managed; the ability of the combined REIT to achieve the expected operational efficiencies and cost savings or to engage in any liquidity event or public offering; the ability to attract institutional investors; risks that the board of directors of the combined REIT will not authorize distributions at the expected rate, or at all; risks related to disruption of management’s attention from the ongoing business operations due to the merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of GAHR III and GAHR IV and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants and operators; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of GAHR III or GAHR IV; and other factors, including those set forth in the Risk Factors section of GAHR III’s and GAHR IV’s most recent Annual Reports on Form 10-K for the year ended December 31, 2020, as updated by GAHR III’s and GAHR IV’s subsequent Quarterly Reports on Form 10-Q for the period ended March 31, 2021, filed with the Securities and Exchange Commission (the “SEC”), and other reports filed by GAHR III and GAHR IV with the SEC, copies of which are available on the SEC’s website, www.sec.gov. GAHR III and GAHR IV undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law. 2Disclaimers Forward-Looking Statements This presentation contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability of Griffin-American Healthcare REIT III, Inc. (“GAHR III”) or Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”) to obtain the approval of the merger from its stockholders or the failure to satisfy the other conditions to completion of the merger; GAHR III’s inability to consummate the transaction to become self-managed; the ability of the combined REIT to achieve the expected operational efficiencies and cost savings or to engage in any liquidity event or public offering; the ability to attract institutional investors; risks that the board of directors of the combined REIT will not authorize distributions at the expected rate, or at all; risks related to disruption of management’s attention from the ongoing business operations due to the merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of GAHR III and GAHR IV and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants and operators; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of GAHR III or GAHR IV; and other factors, including those set forth in the Risk Factors section of GAHR III’s and GAHR IV’s most recent Annual Reports on Form 10-K for the year ended December 31, 2020, as updated by GAHR III’s and GAHR IV’s subsequent Quarterly Reports on Form 10-Q for the period ended March 31, 2021, filed with the Securities and Exchange Commission (the “SEC”), and other reports filed by GAHR III and GAHR IV with the SEC, copies of which are available on the SEC’s website, www.sec.gov. GAHR III and GAHR IV undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law. 2

Disclaimers Additional Information and Where to Find It In connection with the proposed merger, GAHR IV will file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV, and other related documents. The Joint Proxy Statement/Prospectus will contain important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III’s and GAHR IV’s websites at http://www.healthcarereit3.com and http://www.healthcarereitiv.com, respectively. Participants in Solicitation Relating to the Merger GAHR III and GAHR IV and their respective directors and officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding GAHR III’s directors and executive officers can be found in GAHR III’s 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV’s directors and executive officers can be found in GAHR IV’s 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the merger if and when they become available. These documents are available free of charge on the SEC’s website and from GAHR III or GAHR IV, as applicable, using the sources indicated above. 3Disclaimers Additional Information and Where to Find It In connection with the proposed merger, GAHR IV will file with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement/Prospectus jointly prepared by GAHR III and GAHR IV, and other related documents. The Joint Proxy Statement/Prospectus will contain important information about the merger and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY GAHR III AND GAHR IV WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GAHR III, GAHR IV AND THE PROPOSED MERGER. Investors and stockholders of GAHR III and GAHR IV may obtain free copies of the registration statement, the Joint Proxy Statement/Prospectus and other relevant documents filed by GAHR III and GAHR IV with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by GAHR III and GAHR IV with the SEC are also available free of charge on GAHR III’s and GAHR IV’s websites at http://www.healthcarereit3.com and http://www.healthcarereitiv.com, respectively. Participants in Solicitation Relating to the Merger GAHR III and GAHR IV and their respective directors and officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding GAHR III’s directors and executive officers can be found in GAHR III’s 2020 Annual Report on Form 10-K filed with the SEC on March 25, 2021. Information regarding GAHR IV’s directors and executive officers can be found in GAHR IV’s 2020 Annual Report on Form 10-K filed with the SEC on March 26, 2021. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the merger if and when they become available. These documents are available free of charge on the SEC’s website and from GAHR III or GAHR IV, as applicable, using the sources indicated above. 3

Disclaimers No Offer or Solicitation This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger. 4Disclaimers No Offer or Solicitation This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger. 4

Contents I. Executive Summary II. Strategic Benefits – REIT Merger III. Strategic Benefits – Sponsor Acquisition IV. Market Opportunity V. Process, Timing, and Other Impacts Reno, NV - MOB 5Contents I. Executive Summary II. Strategic Benefits – REIT Merger III. Strategic Benefits – Sponsor Acquisition IV. Market Opportunity V. Process, Timing, and Other Impacts Reno, NV - MOB 5

Executive Summary Planned liquidity through combination of businesses* Overland, MO - MOB 6 * There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event.Executive Summary Planned liquidity through combination of businesses* Overland, MO - MOB 6 * There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event.

Executive Summary – Transaction Overview • GAHR III to merge into GAHR IV in a 100% stock-for-stock transaction • Total gross investment value of $4.2 billion, as well as the assumption of GAHR III's REIT Merger outstanding debt of approximately $1.8 billion* • Each share of GAHR III’s common stock will be converted into 0.9266 shares of GAHR IV class I common stock • Concurrent with the REIT merger, GAHR III to acquire the GAHR III & GAHR IV external advisors and the assets of American Healthcare Investors (“AHI”) for 100% units of GAHR Sponsor Acquisition III’s operating partnership (~15,464,000 units); the acquisition of AHI is anticipated to result in ~$21 million per year in cost savings for the combined REIT • Stockholders of each of GAHR III and GAHR IV will be asked to approve the merger Stockholder Vote transaction and charter amendments 7 * Gross investment value equals acquisition costs plus subsequent capital expenditures that pertain to the REIT’s pro-rata ownership.Executive Summary – Transaction Overview • GAHR III to merge into GAHR IV in a 100% stock-for-stock transaction • Total gross investment value of $4.2 billion, as well as the assumption of GAHR III's REIT Merger outstanding debt of approximately $1.8 billion* • Each share of GAHR III’s common stock will be converted into 0.9266 shares of GAHR IV class I common stock • Concurrent with the REIT merger, GAHR III to acquire the GAHR III & GAHR IV external advisors and the assets of American Healthcare Investors (“AHI”) for 100% units of GAHR Sponsor Acquisition III’s operating partnership (~15,464,000 units); the acquisition of AHI is anticipated to result in ~$21 million per year in cost savings for the combined REIT • Stockholders of each of GAHR III and GAHR IV will be asked to approve the merger Stockholder Vote transaction and charter amendments 7 * Gross investment value equals acquisition costs plus subsequent capital expenditures that pertain to the REIT’s pro-rata ownership.

Executive Summary – Transaction Overview (Cont.) • The combined REIT will be owned ~65.2% by GAHR III, ~29.7% by GAHR IV and ~5.1% by Ownership the current sponsor ownership group, which includes ~2.3% that will be owned by the management team • All 100+ AHI employees (including the three founders) will become employees of the Management Team combined REIT, making it a fully self-managed company with broad capabilities • The three AHI founders are expected to join the three GAHR III independent directors and Board Composition the three GAHR IV independent directors, resulting in a total of nine board members for the combined REIT 1 Distributions• The post-transaction distribution rate is anticipated to be $0.40 per share annually • The transaction is expected to close during the fourth quarter of 2021, subject to certain Timing closing conditions which include approval of the proposed transactions by both GAHR III and GAHR IV stockholders • Target for listing the combined REIT’s shares on the NYSE or another major stock exchange Targeted Liquidity Event 2 by the end of 2022 THE COMBINED REIT WILL BE RENAMED AMERICAN HEALTHCARE REIT, INC. 1. Distributions to stockholders are determined by the combined REIT’s board of directors and are dependent upon a number of factors. There can be no assurance that distributions will be paid at this rate, if at all. 8 2. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event by the end of 2022 or at all.Executive Summary – Transaction Overview (Cont.) • The combined REIT will be owned ~65.2% by GAHR III, ~29.7% by GAHR IV and ~5.1% by Ownership the current sponsor ownership group, which includes ~2.3% that will be owned by the management team • All 100+ AHI employees (including the three founders) will become employees of the Management Team combined REIT, making it a fully self-managed company with broad capabilities • The three AHI founders are expected to join the three GAHR III independent directors and Board Composition the three GAHR IV independent directors, resulting in a total of nine board members for the combined REIT 1 Distributions• The post-transaction distribution rate is anticipated to be $0.40 per share annually • The transaction is expected to close during the fourth quarter of 2021, subject to certain Timing closing conditions which include approval of the proposed transactions by both GAHR III and GAHR IV stockholders • Target for listing the combined REIT’s shares on the NYSE or another major stock exchange Targeted Liquidity Event 2 by the end of 2022 THE COMBINED REIT WILL BE RENAMED AMERICAN HEALTHCARE REIT, INC. 1. Distributions to stockholders are determined by the combined REIT’s board of directors and are dependent upon a number of factors. There can be no assurance that distributions will be paid at this rate, if at all. 8 2. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event by the end of 2022 or at all.

Executive Summary – Planned Liquidity Event 1 COMBINED REIT POSITIONED FOR PLANNED PUBLIC LISTING BY THE END OF 2022 • Exclusive focus on managing a high-quality healthcare REIT well-positioned for the public markets th 2 • The combined REIT will be the 11 largest healthcare REIT globally 3 • Publicly traded healthcare REITs have historically traded at meaningful premiums to net asset value (or “NAV”) • The GAHR III and GAHR IV portfolios are steadily recovering and management expects this trend to continue as the impact of the pandemic continues to subside – Medical office buildings segment faced immediate pressures due to government restrictions but rebounded swiftly and continues to perform well – Senior housing (both leased and RIDEA) occupancies bottomed in the first quarter of 2021 and have all increased since March 2021 – Trilogy Investors, LLC’s occupancy has steadily increased and is up over 900 basis points since January 2021 OPTIMAL MANAGEMENT STRUCTURE FOR PUBLIC MARKETS • The management company will be merged with the combined REIT, making the REIT self-managed to help support stronger earnings multiples and a higher valuation in a public listing • Management team has extensive prior public company experience DIVERSIFIED STRATEGY POSITIONS THE COMPANY FOR GROWTH • The only healthcare REIT outside of the “big three” to possess core competencies across all clinical healthcare real estate asset classes, providing the opportunity for the combined REIT to grow opportunistically in the future • The combined REIT will be smaller than the large-cap diversified public healthcare REITs, allowing the company to execute on a compelling growth strategy that typically is rewarded in the public markets ALL POSITIVE STEPS TOWARD A PLANNED LIQUIDITY EVENT BY THE END OF 2022 FOR STOCKHOLDERS 1. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event by the end of 2022 or at all. 2. Source: KeyBanc Capital Markets. 9 3. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021.Executive Summary – Planned Liquidity Event 1 COMBINED REIT POSITIONED FOR PLANNED PUBLIC LISTING BY THE END OF 2022 • Exclusive focus on managing a high-quality healthcare REIT well-positioned for the public markets th 2 • The combined REIT will be the 11 largest healthcare REIT globally 3 • Publicly traded healthcare REITs have historically traded at meaningful premiums to net asset value (or “NAV”) • The GAHR III and GAHR IV portfolios are steadily recovering and management expects this trend to continue as the impact of the pandemic continues to subside – Medical office buildings segment faced immediate pressures due to government restrictions but rebounded swiftly and continues to perform well – Senior housing (both leased and RIDEA) occupancies bottomed in the first quarter of 2021 and have all increased since March 2021 – Trilogy Investors, LLC’s occupancy has steadily increased and is up over 900 basis points since January 2021 OPTIMAL MANAGEMENT STRUCTURE FOR PUBLIC MARKETS • The management company will be merged with the combined REIT, making the REIT self-managed to help support stronger earnings multiples and a higher valuation in a public listing • Management team has extensive prior public company experience DIVERSIFIED STRATEGY POSITIONS THE COMPANY FOR GROWTH • The only healthcare REIT outside of the “big three” to possess core competencies across all clinical healthcare real estate asset classes, providing the opportunity for the combined REIT to grow opportunistically in the future • The combined REIT will be smaller than the large-cap diversified public healthcare REITs, allowing the company to execute on a compelling growth strategy that typically is rewarded in the public markets ALL POSITIVE STEPS TOWARD A PLANNED LIQUIDITY EVENT BY THE END OF 2022 FOR STOCKHOLDERS 1. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event by the end of 2022 or at all. 2. Source: KeyBanc Capital Markets. 9 3. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021.

Strategic Benefits – REIT Merger* $4.2 Billion Gross Investment Value 19.0 Million Square Feet 314 Properties 36 States + UK & Isle of Man Grand Junction, CO - MOB 10 * See page 12 and 13 for details about the calculation of the information provided on this page.Strategic Benefits – REIT Merger* $4.2 Billion Gross Investment Value 19.0 Million Square Feet 314 Properties 36 States + UK & Isle of Man Grand Junction, CO - MOB 10 * See page 12 and 13 for details about the calculation of the information provided on this page.

Strategic Benefits – REIT Merger Healthcare Real Estate Remains a Highly Attractive Real Estate Asset Class ― Rapidly aging US population 1 ― Continued increases in US healthcare spending REIT Merger to Result in Enhanced Portfolio Profile ― Greater size and scale 2 ― Broader geographic diversification ― Broader tenant and operator diversification 1 Combined REIT Will Be Well-Positioned for Listing ― Management believes that a $4.2 billion REIT is desirable size for public market listing 3 2 ― Publicly traded healthcare REITs have historically traded at meaningful premiums to NAV REIT Merger Creates Opportunity for Both REITs to Benefit from Cost Savings from Sponsor Acquisition ― Both REITs will benefit from ~$21 million in estimated cash savings generated by the sponsor acquisition 4 ― Accretion from sponsor acquisition supports future distributions for both GAHR III and GAHR IV 1. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event. 11 2. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021.Strategic Benefits – REIT Merger Healthcare Real Estate Remains a Highly Attractive Real Estate Asset Class ― Rapidly aging US population 1 ― Continued increases in US healthcare spending REIT Merger to Result in Enhanced Portfolio Profile ― Greater size and scale 2 ― Broader geographic diversification ― Broader tenant and operator diversification 1 Combined REIT Will Be Well-Positioned for Listing ― Management believes that a $4.2 billion REIT is desirable size for public market listing 3 2 ― Publicly traded healthcare REITs have historically traded at meaningful premiums to NAV REIT Merger Creates Opportunity for Both REITs to Benefit from Cost Savings from Sponsor Acquisition ― Both REITs will benefit from ~$21 million in estimated cash savings generated by the sponsor acquisition 4 ― Accretion from sponsor acquisition supports future distributions for both GAHR III and GAHR IV 1. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event. 11 2. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021.

Combined REIT Portfolio Profile

COMBINED REIT PROVIDES GREATER SCALE AND EXPANDED ASSET DIVERSIFICATION

	GAHR III Portfolio (as of 3/31/21)	GAHR IV Portfolio (as of 3/31/21)	Combined Portfolio (as of 3/31/21)
Gross investment value	$2.9 billion	$1.3 billion	**$4.2 billion**
Total square feet	14.1 million	4.9 million	**19.0 million**
Total number of buildings + campuses	220	94	**314**
Medical office buildings (sq. ft.)	2.9 million	2.1 million	**5.0 million**
Senior housing beds[1, 2]	8,811	2,769	**11,580**
Skilled nursing beds[2]	5,863	1,415	**7,278**

PORTFOLIO BREAKDOWN BY ASSET TYPE[3]

Debt 2.6%
MOB 25.4%
Skilled Nursing[2] 31.5%
Hospitals 4.5%
Senior Housing[1, 2] 36.0%
GAHR III
Skilled Nursing[2] 15.2%
Senior Housing[1, 2] 33.3%
MOB 51.5%
GAHR IV
Debt 1.8%
Skilled Nursing[2] 26.5%
MOB 33.4%
Senior Housing[1, 2] 35.1%
Hospitals 3.2%
COMBINED REIT

12

Combined REIT Portfolio Profile COMBINED REIT PROVIDES GREATER SCALE AND EXPANDED ASSET DIVERSIFICATION GAHR III Portfolio GAHR IV Portfolio Combined Portfolio (as of 3/31/21) (as of 3/31/21) (as of 3/31/21) Gross investment value $2.9 billion $1.3 billion $4.2 billion Total square feet 14.1 million 4.9 million 19.0 million Total number of buildings + campuses 220 94 314 Medical office buildings (sq. ft.) 2.9 million 2.1 million 5.0 million 1, 2 Senior housing beds 8,811 2,769 11,580 2 Skilled nursing beds 5,863 1,415 7,278 3 P O R T F O L I O B R E A K D O W N B Y A S S E T T Y P E Debt 2 Skilled Nursing Debt 2.6% 15.2% 1.8% MOB 25.4% 2 Skilled Nursing MOB 2 Skilled Nursing 26.5% 33.4% 1, 2 31.5% Senior Housing MOB 33.3% 51.5% Hospitals 4.5% 1, 2 Senior Housing 1, 2 Senior Housing Hospitals 35.1% 3.2% 36.0% GAHR III GAHR IV COMBINED REIT 1. Includes senior housing – RIDEA facilities. 12 2. Includes portion of integrated senior heath campuses related to joint venture interest acquired. 3. Based upon gross investment value.Combined REIT Portfolio Profile COMBINED REIT PROVIDES GREATER SCALE AND EXPANDED ASSET DIVERSIFICATION GAHR III Portfolio GAHR IV Portfolio Combined Portfolio (as of 3/31/21) (as of 3/31/21) (as of 3/31/21) Gross investment value $2.9 billion $1.3 billion $4.2 billion Total square feet 14.1 million 4.9 million 19.0 million Total number of buildings + campuses 220 94 314 Medical office buildings (sq. ft.) 2.9 million 2.1 million 5.0 million 1, 2 Senior housing beds 8,811 2,769 11,580 2 Skilled nursing beds 5,863 1,415 7,278 3 P O R T F O L I O B R E A K D O W N B Y A S S E T T Y P E Debt 2 Skilled Nursing Debt 2.6% 15.2% 1.8% MOB 25.4% 2 Skilled Nursing MOB 2 Skilled Nursing 26.5% 33.4% 1, 2 31.5% Senior Housing MOB 33.3% 51.5% Hospitals 4.5% 1, 2 Senior Housing 1, 2 Senior Housing Hospitals 35.1% 3.2% 36.0% GAHR III GAHR IV COMBINED REIT 1. Includes senior housing – RIDEA facilities. 12 2. Includes portion of integrated senior heath campuses related to joint venture interest acquired. 3. Based upon gross investment value.

Broader Geographic Diversification

COMBINED REIT

Griffin-American Healthcare REIT III
Griffin-American Healthcare REIT IV

Number of States
40
35
30
25
20
15
10
5
0
27
28
36
GAHR III
GAHR IV
Combined REIT

GAHR III

GAHR IV

Medical Office Buildings
Hospitals
Senior Housing
Senior Housing - RIDEA
Skilled Nursing Facilities
Integrated Senior Health Campuses

13

Broader Geographic Diversification GAHR III Portfolio (as of 3/31/16) THE COMBINED REIT WILL HAVE EXPANDED GEOGRAPHIC DIVERSIFICATION WITH PROPERTIES IN 36 STATES, PLUS THE U.K. AND ISLE OF MAN COMBINED REIT 40 36 35 28 30 27 25 20 15 10 5 0 GAHR III GAHR IV Combined REIT GAHR IV GAHR III 13 Number of StatesBroader Geographic Diversification GAHR III Portfolio (as of 3/31/16) THE COMBINED REIT WILL HAVE EXPANDED GEOGRAPHIC DIVERSIFICATION WITH PROPERTIES IN 36 STATES, PLUS THE U.K. AND ISLE OF MAN COMBINED REIT 40 36 35 28 30 27 25 20 15 10 5 0 GAHR III GAHR IV Combined REIT GAHR IV GAHR III 13 Number of States

Expanded Tenant Diversification* GAHR III % GAHR IV % Combined % Methodist Health System 6.8% Reliant Care 11.1% Reliant Care 4.4% BaneCare 5.5% Vista Springs 5.6% Methodist Health System 4.1% TL Management 4.2% Prime Healthcare 5.3% BaneCare 3.3% Mercy Health 3.9% Compass Senior Living 3.4% TL Management 2.6% Christus Health 2.4% Integro 3.0% Mercy Health 2.4% Cullman Regional Medical Montefiore Medical Center 2.0% 2.7% Vista Springs 2.2% “TEXT” Center Atrius Health 1.9% Mercy Medical Center 2.3% Prime Healthcare 2.1% Bane Hancock Park 1.8% Diagnostic Imaging Centers 2.0% Christus Health 1.5% Providence Assisted Living 1.7% Martha Jefferson Hospital 2.0% Compass Senior Living 1.3% Christus Good Shepherd First Choice Physicians 1.6% 1.8% Montefiore Medical Center 1.2% Ambulatory Surgical hospital Partners TOTAL 31.6% TOTAL 39.1% TOTAL 25.0% 14 * Calculated based on revenue.Expanded Tenant Diversification* GAHR III % GAHR IV % Combined % Methodist Health System 6.8% Reliant Care 11.1% Reliant Care 4.4% BaneCare 5.5% Vista Springs 5.6% Methodist Health System 4.1% TL Management 4.2% Prime Healthcare 5.3% BaneCare 3.3% Mercy Health 3.9% Compass Senior Living 3.4% TL Management 2.6% Christus Health 2.4% Integro 3.0% Mercy Health 2.4% Cullman Regional Medical Montefiore Medical Center 2.0% 2.7% Vista Springs 2.2% “TEXT” Center Atrius Health 1.9% Mercy Medical Center 2.3% Prime Healthcare 2.1% Bane Hancock Park 1.8% Diagnostic Imaging Centers 2.0% Christus Health 1.5% Providence Assisted Living 1.7% Martha Jefferson Hospital 2.0% Compass Senior Living 1.3% Christus Good Shepherd First Choice Physicians 1.6% 1.8% Montefiore Medical Center 1.2% Ambulatory Surgical hospital Partners TOTAL 31.6% TOTAL 39.1% TOTAL 25.0% 14 * Calculated based on revenue.

Debt Structure[1]

Low-Leverage, Highly-Flexible Debt Structure with Attractive Terms

- Total combined debt of $2.0 billion
- 45.5% debt to enterprise value[2]
- Weighted-average interest rate of 3.70%
- Weighted-average term remaining of 7.74 years

Combined REIT Debt Maturity Schedule[3]
700.0 M
600.0 M
500.0 M
400.0 M
300.0 M
200.0 M
100.0 M
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031 +
GAHR III
GAHR IV

COMBINED REIT KEY DEBT METRICS

Equity 54.5%
Debt 45.5%

CAPITALIZATION

Floating Rate 29.4%
Fixed Rate 70.6%

FIXED/FLOATING RATE DEBT

Unsecured Debt 53.4%
Secured Debt 46.6%

SECURED/UNSECURED DEBT

15

1 Debt Structure 3 Combined REIT Debt Maturity Schedule Low-Leverage, Highly-Flexible Debt Structure 700.0 M with Attractive Terms 600.0 M 500.0 M • Total combined debt of $2.0 billion 400.0 M 2 • 45.5% debt to enterprise value 300.0 M 200.0 M • Weighted-average interest rate of 3.70% 100.0 M • Weighted-average term remaining of 7.74 years 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 + G REI AH T R IIIIII G REI AH T R IVIV C O M B I N E D R E I T K E Y D E B T M E T R I C S Floating Rate 29.4% Unsecured Secured Equity Debt Debt Debt 54.5% 45.5% 53.4% 46.6% Fixed Rate 70.6% FIXED/FLOATING RATE DEBT CAPITALIZATION SECURED/UNSECURED DEBT 1. Total combined REIT debt includes company’s pro-rata portion of joint venture indebtedness. 2. Total debt divided by total market value of real estate and real estate related investments. Total market value equals the aggregate contract purchase price paid for investments or for investments appraised subsequent to the date of purchase, the aggregate value reported in the most recent independent appraisals of such investments. 15 3. Assumes exercise of right to extend maturity date by one year pursuant to existing GAHR III and GAHR IV lines of credit.1 Debt Structure 3 Combined REIT Debt Maturity Schedule Low-Leverage, Highly-Flexible Debt Structure 700.0 M with Attractive Terms 600.0 M 500.0 M • Total combined debt of $2.0 billion 400.0 M 2 • 45.5% debt to enterprise value 300.0 M 200.0 M • Weighted-average interest rate of 3.70% 100.0 M • Weighted-average term remaining of 7.74 years 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 + G REI AH T R IIIIII G REI AH T R IVIV C O M B I N E D R E I T K E Y D E B T M E T R I C S Floating Rate 29.4% Unsecured Secured Equity Debt Debt Debt 54.5% 45.5% 53.4% 46.6% Fixed Rate 70.6% FIXED/FLOATING RATE DEBT CAPITALIZATION SECURED/UNSECURED DEBT 1. Total combined REIT debt includes company’s pro-rata portion of joint venture indebtedness. 2. Total debt divided by total market value of real estate and real estate related investments. Total market value equals the aggregate contract purchase price paid for investments or for investments appraised subsequent to the date of purchase, the aggregate value reported in the most recent independent appraisals of such investments. 15 3. Assumes exercise of right to extend maturity date by one year pursuant to existing GAHR III and GAHR IV lines of credit.

1 Strong Positioning for Public Listing 2 COMBINED REIT WOULD REPRESENT THE LARGEST HEALTHCARE REIT LISTING IN HISTORY th ‒ Combined REIT would be the 11 largest listed healthcare REIT (out of 17) th ‒ Combined REIT would be 8 largest owner of medical office buildings of all listed healthcare REITs th ‒ Combined REIT would be 8 largest owner of senior housing units of all listed healthcare REITs 3,4 T O T A L A S S E T S – L I S T E D H E A L T H C A R E R E I T S 40 35 30 25 AMERICAN HEALTHCARE REIT 20 15 10 5 0 WELL VTR PEAK MPW OHI HTA DHC SBRA DOC HR Combined NHI SNR CTRE LTC GMRE CHCT REIT 1. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event. 2. Source: KeyBanc Capital Markets. Figures per company filings as of 3/31/2021 3. Includes gross value of real estate assets and any other real estate related investments including pro rata share of unconsolidated joint ventures. 16 4. Certain healthcare peers include consolidated investments, which are not 100% owned, but are included at full value due to limited public disclosure. Total Gross Assets (Billions) $35.6 $29.5 $16.4 $15.5 $10.4 $8.1 $7.7 $6.9 $5.0 $4.9 $4.2 $3.6 $2.1 $1.9 $1.7 $1.2 $0.81 Strong Positioning for Public Listing 2 COMBINED REIT WOULD REPRESENT THE LARGEST HEALTHCARE REIT LISTING IN HISTORY th ‒ Combined REIT would be the 11 largest listed healthcare REIT (out of 17) th ‒ Combined REIT would be 8 largest owner of medical office buildings of all listed healthcare REITs th ‒ Combined REIT would be 8 largest owner of senior housing units of all listed healthcare REITs 3,4 T O T A L A S S E T S – L I S T E D H E A L T H C A R E R E I T S 40 35 30 25 AMERICAN HEALTHCARE REIT 20 15 10 5 0 WELL VTR PEAK MPW OHI HTA DHC SBRA DOC HR Combined NHI SNR CTRE LTC GMRE CHCT REIT 1. There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event. 2. Source: KeyBanc Capital Markets. Figures per company filings as of 3/31/2021 3. Includes gross value of real estate assets and any other real estate related investments including pro rata share of unconsolidated joint ventures. 16 4. Certain healthcare peers include consolidated investments, which are not 100% owned, but are included at full value due to limited public disclosure. Total Gross Assets (Billions) $35.6 $29.5 $16.4 $15.5 $10.4 $8.1 $7.7 $6.9 $5.0 $4.9 $4.2 $3.6 $2.1 $1.9 $1.7 $1.2 $0.8

Capturing Value Through Public Listing Healthcare REITs Typically Trade Well in the Public Markets 1 • Healthcare REITs typically trade at higher premiums to NAV compared to the other commercial asset classes 1 Opportunity to Unlock NAV Premium through Listing • There is opportunity to capture a private-to-public-market arbitrage by listing on a national stock exchange at a premium given the combined REIT’s size and scale • AHI’s senior leadership team possesses significant public market experience (including with publicly listed healthcare REITs) 2 Listed Healthcare Real Estate’s Significant Premium to NAV 80.00% 60.00% 40.00% Healthcare REITs 20.00% 0.00% -20.00% All REITs -40.00% -60.00% May-07 May-08 May-09 May-10 May-11 May-12 May-13 May-14 May-15 May-16 May-17 May-18 May-19 May-20 May-21 14-year Averages All U.S. Equity REITs: 0.06% Healthcare REITs: 20.40% 1. There is no guarantee that the combined REIT will capture a premium to NAV upon a listing or liquidity event. 17 2. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021.Capturing Value Through Public Listing Healthcare REITs Typically Trade Well in the Public Markets 1 • Healthcare REITs typically trade at higher premiums to NAV compared to the other commercial asset classes 1 Opportunity to Unlock NAV Premium through Listing • There is opportunity to capture a private-to-public-market arbitrage by listing on a national stock exchange at a premium given the combined REIT’s size and scale • AHI’s senior leadership team possesses significant public market experience (including with publicly listed healthcare REITs) 2 Listed Healthcare Real Estate’s Significant Premium to NAV 80.00% 60.00% 40.00% Healthcare REITs 20.00% 0.00% -20.00% All REITs -40.00% -60.00% May-07 May-08 May-09 May-10 May-11 May-12 May-13 May-14 May-15 May-16 May-17 May-18 May-19 May-20 May-21 14-year Averages All U.S. Equity REITs: 0.06% Healthcare REITs: 20.40% 1. There is no guarantee that the combined REIT will capture a premium to NAV upon a listing or liquidity event. 17 2. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021.

Strategic Benefits – Sponsor Acquisition* “Title” Section Change • $9.1 Billion of Sponsored Healthcare Investments Over The Past 15 Years • $6.7 Billion In Equity Raised • $33 Million Co-Invested by Insiders Across Sponsored Funds • Established Team with 199+ Years Combined Real Estate Industry Experience • One of the Largest Privately-Held Investment Managers in the Healthcare Space Globally • Expertise Across All Four Clinical Healthcare Asset Classes Wabash, IN – Trilogy Integrated Campus 18 * See page 20 for details about the calculation of the information provided on this page.Strategic Benefits – Sponsor Acquisition* “Title” Section Change • $9.1 Billion of Sponsored Healthcare Investments Over The Past 15 Years • $6.7 Billion In Equity Raised • $33 Million Co-Invested by Insiders Across Sponsored Funds • Established Team with 199+ Years Combined Real Estate Industry Experience • One of the Largest Privately-Held Investment Managers in the Healthcare Space Globally • Expertise Across All Four Clinical Healthcare Asset Classes Wabash, IN – Trilogy Integrated Campus 18 * See page 20 for details about the calculation of the information provided on this page.

Rationale and Benefits of Sponsor Acquisition Acquisition of Entire American Healthcare Investors Management Platform ‒ The combined REIT will absorb all 100+ employees of AHI (including the three founders) and its proven 1 track record Significant and Immediate Economic Benefits to Stockholders through Cost Savings 2 ‒ Estimated to result in cost savings of approximately $21 million per year Positions the Combined REIT for Planned Public Listing* ‒ Internal management structure positions the combined REIT to attract new institutional capital at strategically beneficial times and at favorable market terms 3 ‒ In public markets, self-managed REITs have historically traded at a material premium relative to externally-managed REITs Enhanced Alignment of Interests and Continuity of Management ‒ 100% of the purchase price for AHI will be in the form of REIT operating partnership units that may be later converted to American Healthcare REIT common stock, with market lock-up provisions 4 ‒ This structure creates significant and long-term alignment of interests between the management team and stockholders 19 * There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event.Rationale and Benefits of Sponsor Acquisition Acquisition of Entire American Healthcare Investors Management Platform ‒ The combined REIT will absorb all 100+ employees of AHI (including the three founders) and its proven 1 track record Significant and Immediate Economic Benefits to Stockholders through Cost Savings 2 ‒ Estimated to result in cost savings of approximately $21 million per year Positions the Combined REIT for Planned Public Listing* ‒ Internal management structure positions the combined REIT to attract new institutional capital at strategically beneficial times and at favorable market terms 3 ‒ In public markets, self-managed REITs have historically traded at a material premium relative to externally-managed REITs Enhanced Alignment of Interests and Continuity of Management ‒ 100% of the purchase price for AHI will be in the form of REIT operating partnership units that may be later converted to American Healthcare REIT common stock, with market lock-up provisions 4 ‒ This structure creates significant and long-term alignment of interests between the management team and stockholders 19 * There can be no guarantee that the combined REIT will effect a listing of its common stock or any other type of liquidity event.

American Healthcare Investors Overview AHI & MANAGEMENT TEAM OVERVIEW • Market Position: One of the largest privately-held healthcare real estate investment management firms globally with ~$4.2 billion in gross investment value under management • Specialized Team: – 199+ years of combined senior management experience, including with publicly traded REITs and long-term care operating companies – 100+ employees 1 • Alignment of Interests: $33 million of management/insider capital invested across sponsored funds $9.1 BILLION INVESTED • History: Over the past 15 years the management team has built four multi-billion dollar, public- 2 reporting healthcare REITs COMBINED EXPERIENCE – $6.7 billion in equity raised and $9.1 billion in investments (678 buildings across 40 U.S. states, +199 plus the United Kingdom and Isle of Man) YEARS – 68.7% of the GAHR III and GAHR IV acquisitions have been sourced off-market (both unlisted and seller-direct) through meaningful industry relationships and reputation • Track Record: AHI and its management team have invested through multiple economic cycles, including the global financial crisis, utilizing similar investment strategies with consistent success – Management team came together on their first REIT in 2006, which went self-managed in 2009 – Griffin-American Healthcare REIT II, Inc. (“GAHR II”) launched in 2009 and went full-cycle in 2014 through a $4.0 billion public M&A transaction; sold to NorthStar Realty Finance (n/k/a NYSE: CLNY) – GAHR III launched in 2014 (current proposed tri-party merger with intent to effect near-term public listing) – GAHR IV launched in 2016 (current proposed tri-party merger with intent to effect near-term public listing) 1. Includes investments in GAHR II, GAHR III, and GAHR IV. 2. AHI was founded in 2011 by a senior management team that previously served as the healthcare real estate management team for Grubb & Ellis Company. This overview includes investments made and equity raised from 2006 when the founders and certain members of senior management at AHI came together at Grubb & Ellis Company. Grubb & Ellis Healthcare REIT, Inc. became self managed in 2009 and senior management of AHI was not involved in the management of that REIT after the self- management transaction. 20 Past performance is no guarantee of future results.American Healthcare Investors Overview AHI & MANAGEMENT TEAM OVERVIEW • Market Position: One of the largest privately-held healthcare real estate investment management firms globally with ~$4.2 billion in gross investment value under management • Specialized Team: – 199+ years of combined senior management experience, including with publicly traded REITs and long-term care operating companies – 100+ employees 1 • Alignment of Interests: $33 million of management/insider capital invested across sponsored funds $9.1 BILLION INVESTED • History: Over the past 15 years the management team has built four multi-billion dollar, public- 2 reporting healthcare REITs COMBINED EXPERIENCE – $6.7 billion in equity raised and $9.1 billion in investments (678 buildings across 40 U.S. states, +199 plus the United Kingdom and Isle of Man) YEARS – 68.7% of the GAHR III and GAHR IV acquisitions have been sourced off-market (both unlisted and seller-direct) through meaningful industry relationships and reputation • Track Record: AHI and its management team have invested through multiple economic cycles, including the global financial crisis, utilizing similar investment strategies with consistent success – Management team came together on their first REIT in 2006, which went self-managed in 2009 – Griffin-American Healthcare REIT II, Inc. (“GAHR II”) launched in 2009 and went full-cycle in 2014 through a $4.0 billion public M&A transaction; sold to NorthStar Realty Finance (n/k/a NYSE: CLNY) – GAHR III launched in 2014 (current proposed tri-party merger with intent to effect near-term public listing) – GAHR IV launched in 2016 (current proposed tri-party merger with intent to effect near-term public listing) 1. Includes investments in GAHR II, GAHR III, and GAHR IV. 2. AHI was founded in 2011 by a senior management team that previously served as the healthcare real estate management team for Grubb & Ellis Company. This overview includes investments made and equity raised from 2006 when the founders and certain members of senior management at AHI came together at Grubb & Ellis Company. Grubb & Ellis Healthcare REIT, Inc. became self managed in 2009 and senior management of AHI was not involved in the management of that REIT after the self- management transaction. 20 Past performance is no guarantee of future results.

Management Team

	Background & Years in Industry		
	**Jeff Hanson** *AHI Founding Principal*	**25**	• Executive Chairman of combined REIT • Former CEO of Grubb & Ellis' (Formerly **NYSE: GBE**) national investment management business
	**Danny Prosky** *AHI Founding Principal*	**28**	• President & CEO of combined REIT • 14 years with two publicly traded REITs (**NYSE: PEAK** and American Health Properties, formerly **NYSE: AHE**)
	**Mathieu Streiff** *AHI Founding Principal*	**18**	• COO of combined REIT • Former General Counsel of Grubb & Ellis (Formerly **NYSE: GBE**) • Latham & Watkins New York
	**Brian Peay** *EVP & CFO*	**25**	• EVP, CFO of combined REIT • Publicly traded REIT CFO of Glenborough Realty Trust (Formerly **NYSE: GLB**)
	**Gabe Willhite** *EVP, General Counsel*	**15**	• General Counsel of combined REIT • Formerly legal counsel for Oaktree Capital subsidiary, Sabal Financial • Greenberg Traurig
	**Stefan Oh** *EVP, Acquisitions*	**21**	• EVP, Acquisitions of each AHI-sponsored REIT • 9 years with publicly traded REIT (**NYSE: PEAK**)

	Background & Years in Industry		
	**Kenny Lin** *EVP, Accounting and Finance*	**16**	• Former CFO of Mobilitie, LLC—the largest private cellular tower company in the US prior to its sale to SBA Communications Corp (**NASDAQ: SBAC**)
	**Wendie Newman** *EVP, Asset Management (Medical Office)*	**26**	• Former SVP, Asset Management for two publicly traded healthcare REITs (**NYSE: VTR & NYSE: NHP**)
	**Ray Oborn** *EVP, Asset Management (Long –Term Care)*	**26**	• Former EVP of United Properties • Former SVP Operations for Brookdale (**NYSE: BKD**)
	**Eliza Gozar** *SVP, Acquisitions*	**16**	• Former VP of Healthpeak (**NYSE: PEAK**) for 10 years with healthcare acquisition and asset management experience
	**Brian McDonald** *SVP, Acquisitions*	**16**	• 12 years of healthcare acquisition experience • Over $8B in acquisition volume
	**Cora Lo** *SVP, Assistant General Counsel-Corporate*	**16**	• Secretary & Asst. General Counsel of each AHI-sponsored REIT • Has served as securities counsel for seven public reporting REITs over past 15 years

21

Management Team Background & Years in Industry Background & Years in Industry • Former CFO of Mobilitie, LLC—the • Executive Chairman of combined REIT Kenny Lin largest private cellular tower Jeff Hanson• Former CEO of Grubb & Ellis’ 25 EVP, Accounting and Finance 16 company in the US prior to its sale AHI Founding Principal (Formerly NYSE: GBE) national to SBA Communications Corp investment management business (NASDAQ: SBAC) • President & CEO of combined REIT • 14 years with two publicly traded Wendie Newman• Former SVP, Asset Management for Danny Prosky 28 REITs (NYSE: PEAK and American EVP, Asset Management 26 two publicly traded healthcare REITs AHI Founding Principal Health Properties, formerly NYSE: (Medical Office) (NYSE: VTR & NYSE: NHP) AHE) • COO of combined REIT Ray Oborn • Former EVP of United Properties Mathieu Streiff• Former General Counsel of Grubb & EVP, Asset 18 26• Former SVP Operations for AHI Founding Principal Ellis (Formerly NYSE: GBE) Management Brookdale (NYSE: BKD) • Latham & Watkins New York (Long –Term Care) • EVP, CFO of combined REIT• Former VP of Healthpeak (NYSE: Brian Peay• Publicly traded REIT CFO of Eliza Gozar PEAK) for 10 years with healthcare 25 16 EVP & CFO Glenborough Realty Trust (Formerly SVP, Acquisitions acquisition and asset management NYSE: GLB) experience • General Counsel of combined REIT Gabe Willhite• Formerly legal counsel for Oaktree • 12 years of healthcare acquisition Brian McDonald EVP, General Counsel 15 Capital subsidiary, Sabal Financial 16 experience SVP, Acquisitions • Greenberg Traurig• Over $8B in acquisition volume • EVP, Acquisitions of each Cora Lo• Secretary & Asst. General Counsel of AHI-sponsored REIT SVP, each AHI-sponsored REIT Stefan Oh 21• 9 years with publicly traded REIT Assistant General Counsel- 16• Has served as securities counsel for EVP, Acquisitions (NYSE: PEAK) Corporate seven public reporting REITs over past 15 years As of 9/30/19 21Management Team Background & Years in Industry Background & Years in Industry • Former CFO of Mobilitie, LLC—the • Executive Chairman of combined REIT Kenny Lin largest private cellular tower Jeff Hanson• Former CEO of Grubb & Ellis’ 25 EVP, Accounting and Finance 16 company in the US prior to its sale AHI Founding Principal (Formerly NYSE: GBE) national to SBA Communications Corp investment management business (NASDAQ: SBAC) • President & CEO of combined REIT • 14 years with two publicly traded Wendie Newman• Former SVP, Asset Management for Danny Prosky 28 REITs (NYSE: PEAK and American EVP, Asset Management 26 two publicly traded healthcare REITs AHI Founding Principal Health Properties, formerly NYSE: (Medical Office) (NYSE: VTR & NYSE: NHP) AHE) • COO of combined REIT Ray Oborn • Former EVP of United Properties Mathieu Streiff• Former General Counsel of Grubb & EVP, Asset 18 26• Former SVP Operations for AHI Founding Principal Ellis (Formerly NYSE: GBE) Management Brookdale (NYSE: BKD) • Latham & Watkins New York (Long –Term Care) • EVP, CFO of combined REIT• Former VP of Healthpeak (NYSE: Brian Peay• Publicly traded REIT CFO of Eliza Gozar PEAK) for 10 years with healthcare 25 16 EVP & CFO Glenborough Realty Trust (Formerly SVP, Acquisitions acquisition and asset management NYSE: GLB) experience • General Counsel of combined REIT Gabe Willhite• Formerly legal counsel for Oaktree • 12 years of healthcare acquisition Brian McDonald EVP, General Counsel 15 Capital subsidiary, Sabal Financial 16 experience SVP, Acquisitions • Greenberg Traurig• Over $8B in acquisition volume • EVP, Acquisitions of each Cora Lo• Secretary & Asst. General Counsel of AHI-sponsored REIT SVP, each AHI-sponsored REIT Stefan Oh 21• 9 years with publicly traded REIT Assistant General Counsel- 16• Has served as securities counsel for EVP, Acquisitions (NYSE: PEAK) Corporate seven public reporting REITs over past 15 years As of 9/30/19 21

Built to Drive Scalable Efficiencies

ASSET MANAGEMENT
17 EMPLOYEES

- Strategic Asset Management
- Portfolio Optimization
- Risk Management

ACCOUNTING & FINANCE
66 EMPLOYEES

- Debt Structuring
- Financial Reporting
- Property Accounting
- Investor Relations

ACQUISITIONS & DISPOSITIONS
10 EMPLOYEES

- Deal Sourcing
- Investment Evaluation
- Due Diligence
- Closing Execution

AMERICAN
HEALTHCARE INVESTORS

LEGAL
3 EMPLOYEES

- Deal Structuring
- Contract Negotiation
- Corporate Governance
- SEC Reporting

INFORMATION TECHNOLOGY
3 EMPLOYEES

- Strategic Platform Design
- Systems Implementation and Integration
- Cyber Security

22

Built to Drive Scalable Efficiencies MANAGEMENT PLATFORM BUILT TO CREATE VALUE ACROSS ALL AREAS OF REAL ESTATE INVESTMENT MANAGEMENT, DRIVING INCREMENTAL MARGINS WITH EACH NEW ASSET UNDER MANAGEMENT ASSET MANAGEMENT 17 EMPLOYEES • Strategic Asset Management • Portfolio Optimization • Risk Management ACCOUNTING & ACQUISITIONS & FINANCE DISPOSITIONS 66 EMPLOYEES 10 EMPLOYEES • Deal Sourcing • Debt Structuring • Investment Evaluation • Financial Reporting • Due Diligence • Property Accounting • Closing Execution • Investor Relations LEGAL INFORMATION TECHNOLOGY 3 EMPLOYEES 3 EMPLOYEES • Strategic Platform Design • Deal Structuring • Systems Implementation • Contract Negotiation and Integration • Corporate Governance • Cyber Security • SEC Reporting 22Built to Drive Scalable Efficiencies MANAGEMENT PLATFORM BUILT TO CREATE VALUE ACROSS ALL AREAS OF REAL ESTATE INVESTMENT MANAGEMENT, DRIVING INCREMENTAL MARGINS WITH EACH NEW ASSET UNDER MANAGEMENT ASSET MANAGEMENT 17 EMPLOYEES • Strategic Asset Management • Portfolio Optimization • Risk Management ACCOUNTING & ACQUISITIONS & FINANCE DISPOSITIONS 66 EMPLOYEES 10 EMPLOYEES • Deal Sourcing • Debt Structuring • Investment Evaluation • Financial Reporting • Due Diligence • Property Accounting • Closing Execution • Investor Relations LEGAL INFORMATION TECHNOLOGY 3 EMPLOYEES 3 EMPLOYEES • Strategic Platform Design • Deal Structuring • Systems Implementation • Contract Negotiation and Integration • Corporate Governance • Cyber Security • SEC Reporting 22

Acquisition Capabilities

ACQUISITIONS HIGHLIGHTS

ACQUISITION SOURCING

Seller Direct
19.7%
Listed
31.3%
Unlisted
49.0%
68.7%
OFF MARKET

COMBINED REIT

Period	Acquisition Volume
2021 Q1	$108 million
2020	$163 million
2019	$262 million
2018	$524 million
2017	$452 million
2016	$631 million
2015	$2.1 billion
2014	$470 million
2013	$1.5 billion
2012	$886 million
2006 - 2011	$2.0 billion
TOTAL	**$9.1 billion**

* Based on aggregate contract purchase prices and development costs.

23

Acquisition Capabilities PROVEN TRACK RECORD OF ACQUISITIONS POSITIONS THE REIT TO GROW FOR YEARS TO COME ACQUISITIONS HIGHLIGHTS Period Acquisition Volume • Over the past 15 years, the management team has acquired 2021 Q1 $108 million $9.1 billion in healthcare real estate* • From 2012-2016, AHI averaged $1.1 billion in acquisitions 2020 $163 million annually 2019 $262 million • The high-water-mark for acquisitions in a single year was $2.1 2018 $524 million billion in 2015 • Over two-thirds of the combined REIT portfolio was acquired 2017 $452 million through off-market transactions 2016 $631 million A C Q U I S I T I O N S O U R C I N G 2015 $2.1 billion Seller Direct 2014 $470 million 19.7% 2013 $1.5 billion 2012 $886 million 68.7% 2006 - 2011 $2.0 billion Listed OFF MARKET 31.3% Unlisted 49.0% TOTAL $9.1 billion COMBINED REIT 23 * Based on aggregate contract purchase prices and development costs.Acquisition Capabilities PROVEN TRACK RECORD OF ACQUISITIONS POSITIONS THE REIT TO GROW FOR YEARS TO COME ACQUISITIONS HIGHLIGHTS Period Acquisition Volume • Over the past 15 years, the management team has acquired 2021 Q1 $108 million $9.1 billion in healthcare real estate* • From 2012-2016, AHI averaged $1.1 billion in acquisitions 2020 $163 million annually 2019 $262 million • The high-water-mark for acquisitions in a single year was $2.1 2018 $524 million billion in 2015 • Over two-thirds of the combined REIT portfolio was acquired 2017 $452 million through off-market transactions 2016 $631 million A C Q U I S I T I O N S O U R C I N G 2015 $2.1 billion Seller Direct 2014 $470 million 19.7% 2013 $1.5 billion 2012 $886 million 68.7% 2006 - 2011 $2.0 billion Listed OFF MARKET 31.3% Unlisted 49.0% TOTAL $9.1 billion COMBINED REIT 23 * Based on aggregate contract purchase prices and development costs.

Combined REIT Cost Savings & Accretion

ACQUISITION OF AHI WILL RESULT IN SIGNFICANT & IMMEDIATE SAVINGS

	Fee Amount (bps)	Basis
Asset Mgmt. Fees	75 – 80 bps	% of total cost of portfolio
Acquisition / Disposition Fees	200 – 225 bps	% of real estate price
Property Mgmt. Fees	100 – 150 bps	% of monthly gross income
Leasing Commissions	300 – 600 bps	% of gross rent
Construction Mgmt. Fees	500 bps	% of cost of improvements

Annual Net Cost Savings From GAHR III + GAHR IV[1]
$ millions
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$31.1
$6.8
$4.4
$0.8
$0.5
$0.3
$22.9
$20.9
Asset Mgmt.
Acq. / Disp.
Prop. Mgmt.
Other[2]
LCs
Const. Mgmt.
Expenses[3]
Savings

~$21 MILLION IN ANNUAL NET COST SAVINGS[3]

24

Combined REIT Cost Savings & Accretion ACQUISITION OF AHI WILL RESULT IN SIGNFICANT & IMMEDIATE SAVINGS Fee Amount (bps) Basis 1 Annual Net Cost Savings From GAHR III + GAHR IV Asset Mgmt. $50.0 75 – 80 bps % of total cost of portfolio Fees $0.3 $0.5 $0.8 $4.4 $6.8 $40.0 $31.1 Acquisition / 200 – 225 bps % of real estate price $22.9 Disposition Fees $30.0 $20.9 $20.0 Property Mgmt. 100 – 150 bps % of monthly gross income Fees $10.0 Leasing 300 – 600 bps % of gross rent Commissions $0.0 Construction 500 bps % of cost of improvements Mgmt. Fees 3 ~ $ 2 1 M I L L I O N I N A N N U A L N E T C O S T S A V I N G S 1. Projected FY 2021 cost savings from sponsor acquisition transaction. 3. Includes $22.9 million in estimated annual additional expenses 2. Includes other income of $0.5 million which includes leased office space to Griffin associated with sponsor acquisition including employee wages, Capital Company, LLC and other miscellaneous items and $0.4 million in expense benefits and overtime, overhead expenses and other general and reimbursements which includes the salaries of three members of AHI’s legal team 24 administrative expenses. and accounting staff. $ millionsCombined REIT Cost Savings & Accretion ACQUISITION OF AHI WILL RESULT IN SIGNFICANT & IMMEDIATE SAVINGS Fee Amount (bps) Basis 1 Annual Net Cost Savings From GAHR III + GAHR IV Asset Mgmt. $50.0 75 – 80 bps % of total cost of portfolio Fees $0.3 $0.5 $0.8 $4.4 $6.8 $40.0 $31.1 Acquisition / 200 – 225 bps % of real estate price $22.9 Disposition Fees $30.0 $20.9 $20.0 Property Mgmt. 100 – 150 bps % of monthly gross income Fees $10.0 Leasing 300 – 600 bps % of gross rent Commissions $0.0 Construction 500 bps % of cost of improvements Mgmt. Fees 3 ~ $ 2 1 M I L L I O N I N A N N U A L N E T C O S T S A V I N G S 1. Projected FY 2021 cost savings from sponsor acquisition transaction. 3. Includes $22.9 million in estimated annual additional expenses 2. Includes other income of $0.5 million which includes leased office space to Griffin associated with sponsor acquisition including employee wages, Capital Company, LLC and other miscellaneous items and $0.4 million in expense benefits and overtime, overhead expenses and other general and reimbursements which includes the salaries of three members of AHI’s legal team 24 administrative expenses. and accounting staff. $ millions

Market Opportunity 10,000 Americans are projected to turn 65 each day for 1 the next 10 years Charlottesville, VA - MOB 25 1. “Baby Boomers Retire.” Pew Research. December 2010. http://www.pewresearch.org/daily-number/baby-boomers-retire/Market Opportunity 10,000 Americans are projected to turn 65 each day for 1 the next 10 years Charlottesville, VA - MOB 25 1. “Baby Boomers Retire.” Pew Research. December 2010. http://www.pewresearch.org/daily-number/baby-boomers-retire/

Market Opportunity D E M O G R A P H I C S & H E A L T H C A R E E C O N O M Y U.S. Healthcare Spending • Nearly a quarter of the United States’ population are in the baby boomer and senior categories 1 and approximately 10,000 people are projected to turn 65 each day for the next 10 years • Spending on healthcare already represents the single largest segment of the U.S. economy (18% of $5.7 TRILLION GDP) and it is also the fastest-growing (with total annual spending expected to exceed $5.7 trillion 2 or 20% of GDP by 2025, from the current $4.0 trillion) $4.0 TRILLION • During the global financial crisis, the U.S. lost nearly nine million jobs, while healthcare gained approximately 800,000 net jobs during 2007 – 2009 (with positive job growth every month during 3 that two-year period) 2025 S T R A T E G I C A D V A N T A G E S O F H E A L T H C A R E R E A L E S T A T E • Healthcare real estate fundamentals are unique in that they are driven by demographic trends, creating a more resilient investment opportunity HEALTHCARE All REITS • Listed healthcare REITs have consistently traded at significantly higher premiums to NAV (average 20.4% 0.06% of a 20.4% premium over the past 14 years versus an “all-REITs” average of only 0.06% over the PREMIUM 4,5 TO NAV same period) PREMIUM TO NAV • GAHR III’s largest investment, Trilogy Health Services, provides a powerful investment opportunity in best-in-class operator with a captive development platform that is well-positioned to capitalize on the impending wave of increased demand for senior housing and skilled nursing facilities 1. “Baby Boomers Retire.” Pew Research. December 2010. http://www.pewresearch.org/daily-number/baby-boomers-retire/ 2. “National Healthcare Expenditure Projections 2017-2026 Table 1: National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Calendar Years 2010-2026.” U.S. Department of Health and Human Services-Centers for Medicare and Medicaid Services, Office of the Actuary. February 2018. http://www.cms.gov 3. “Consumer Spending and U.S. Employment from the Recession through 2022”. U.S. Census Bureau. Https://www.bls.gov/opub/mlr/2014/article/consumer-spending-and-us- employment-from-the-recession-through-2022.htm. 4. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021. 5. There are no assurances that this fund will capture a premium to NAV in the future. Healthcare REITs do not always trade at a premium to NAV. 26 Past performance is no guarantee of future results.Market Opportunity D E M O G R A P H I C S & H E A L T H C A R E E C O N O M Y U.S. Healthcare Spending • Nearly a quarter of the United States’ population are in the baby boomer and senior categories 1 and approximately 10,000 people are projected to turn 65 each day for the next 10 years • Spending on healthcare already represents the single largest segment of the U.S. economy (18% of $5.7 TRILLION GDP) and it is also the fastest-growing (with total annual spending expected to exceed $5.7 trillion 2 or 20% of GDP by 2025, from the current $4.0 trillion) $4.0 TRILLION • During the global financial crisis, the U.S. lost nearly nine million jobs, while healthcare gained approximately 800,000 net jobs during 2007 – 2009 (with positive job growth every month during 3 that two-year period) 2025 S T R A T E G I C A D V A N T A G E S O F H E A L T H C A R E R E A L E S T A T E • Healthcare real estate fundamentals are unique in that they are driven by demographic trends, creating a more resilient investment opportunity HEALTHCARE All REITS • Listed healthcare REITs have consistently traded at significantly higher premiums to NAV (average 20.4% 0.06% of a 20.4% premium over the past 14 years versus an “all-REITs” average of only 0.06% over the PREMIUM 4,5 TO NAV same period) PREMIUM TO NAV • GAHR III’s largest investment, Trilogy Health Services, provides a powerful investment opportunity in best-in-class operator with a captive development platform that is well-positioned to capitalize on the impending wave of increased demand for senior housing and skilled nursing facilities 1. “Baby Boomers Retire.” Pew Research. December 2010. http://www.pewresearch.org/daily-number/baby-boomers-retire/ 2. “National Healthcare Expenditure Projections 2017-2026 Table 1: National Health Expenditures and Selected Economic Indicators, Levels and Annual Percent Change: Calendar Years 2010-2026.” U.S. Department of Health and Human Services-Centers for Medicare and Medicaid Services, Office of the Actuary. February 2018. http://www.cms.gov 3. “Consumer Spending and U.S. Employment from the Recession through 2022”. U.S. Census Bureau. Https://www.bls.gov/opub/mlr/2014/article/consumer-spending-and-us- employment-from-the-recession-through-2022.htm. 4. Source: Green Street Advisors through March 2016, thereafter provided by SNL Financial; represents an average of all listed REITs in each sector as of May 2021. 5. There are no assurances that this fund will capture a premium to NAV in the future. Healthcare REITs do not always trade at a premium to NAV. 26 Past performance is no guarantee of future results.

Market Opportunity (Cont.)

Secular Shift in the Aging of the US population

- Nearly 97 million Americans are aged 55 and older (29.4% of the nation's population), driving growth in demand for healthcare services and the underlying real estate[1]
- The population of Americans aged 65+ is expected to grow by almost 70% between 2020 and 2060[2]
- The number of Americans aged 85+ is expected to nearly double by 2035 and to nearly triple by 2060[2]
- By 2030, older Americans (65+) will comprise nearly 25% of the total population[2]

U.S. Population (Aged 65+)
(Millions)
49.2
73.1
82.8
94.7
15.2%
20.6%
21.7%
23.5%
2016
2030
2045
2060
Total Population Aged 65+ (in millions)
% of U.S. Population

Sustained, Need-Driven Job Growth Drives Reliable Real Estate Demand

Healthcare Jobs as a Percentage of Total Nonfarm U.S. Employment
11.2%
7.6%

27

Market Opportunity (Cont.) U.S. Population (Aged 65+) 23.5% Secular Shift in the Aging of the US population 120 25% 21.7% 20.6% 100 20% • Nearly 97 million Americans are aged 55 and older (29.4% of 15.2% 94.7 80 the nation's population), driving growth in demand for 82.8 15% 73.1 1 60 healthcare services and the underlying real estate 10% 40 49.2 • The population of Americans aged 65+ is expected to grow 5% 20 2 by almost 70% between 2020 and 2060 0 0% • The number of Americans aged 85+ is expected to nearly 2016 2030 2045 2060 2 double by 2035 and to nearly triple by 2060 Total Population Aged 65+ (in millions) % of U.S. Population • By 2030, older Americans (65+) will comprise nearly 25% of 2 Source: “Projections of the Population by Selected Age Groups and Sex for the United States: the total population 2017 to 2060.” U.S. Census Bureau. Revised September 2018. http://www.census.gov. Sustained, Need-Driven Job Growth Drives Reliable Real Healthcare Jobs as a Percentage Estate Demand of Total Nonfarm U.S. Employment • Healthcare real estate is need-driven and not as correlated to 12% 11.2% the underlying economy as many other real estate asset 11% classes; healthcare jobs & real estate fundamentals are driven by U.S. demographic trends – aging, spending, and 10% expanding life expectancy 9% • Job growth has been more stable in the healthcare sector 8% than almost all other sectors of the U.S. economy 7.6% 7% • During the global financial crisis (2007 – 2009), the U.S. lost nearly nine million jobs, but healthcare gained approximately 800,000 net new jobs during the same period, with positive Source: U.S. Bureau of Labor Statistics, All Employees, Total Nonfarm, retrieved from FRED, Federal 3 Reserve Bank of St. Louis; https://fred.stlouisfed.org/series/PAYNSA. May 17, 2021 job growth every month over that two-year period 1. U.S. Census Bureau, 2019 American Community Survey. 1-year estimates. 2. “Demographic Turning Points for the United States: Population Projections for 2020 to 2060. U.S. Census Bureau. Revised February 2020. 3. Monthly Labor Review: Consumer spending and U.S. employment from the 2007–2009 recession through 2022. U.S. Department of Labor, Bureau of Labor Statistics. October 2014. 27 https://www.bls.gov/opub/mlr/2014/article/consumer-spending-and-us-employment-from-the-recession-through-2022.htm. (Millions)Market Opportunity (Cont.) U.S. Population (Aged 65+) 23.5% Secular Shift in the Aging of the US population 120 25% 21.7% 20.6% 100 20% • Nearly 97 million Americans are aged 55 and older (29.4% of 15.2% 94.7 80 the nation's population), driving growth in demand for 82.8 15% 73.1 1 60 healthcare services and the underlying real estate 10% 40 49.2 • The population of Americans aged 65+ is expected to grow 5% 20 2 by almost 70% between 2020 and 2060 0 0% • The number of Americans aged 85+ is expected to nearly 2016 2030 2045 2060 2 double by 2035 and to nearly triple by 2060 Total Population Aged 65+ (in millions) % of U.S. Population • By 2030, older Americans (65+) will comprise nearly 25% of 2 Source: “Projections of the Population by Selected Age Groups and Sex for the United States: the total population 2017 to 2060.” U.S. Census Bureau. Revised September 2018. http://www.census.gov. Sustained, Need-Driven Job Growth Drives Reliable Real Healthcare Jobs as a Percentage Estate Demand of Total Nonfarm U.S. Employment • Healthcare real estate is need-driven and not as correlated to 12% 11.2% the underlying economy as many other real estate asset 11% classes; healthcare jobs & real estate fundamentals are driven by U.S. demographic trends – aging, spending, and 10% expanding life expectancy 9% • Job growth has been more stable in the healthcare sector 8% than almost all other sectors of the U.S. economy 7.6% 7% • During the global financial crisis (2007 – 2009), the U.S. lost nearly nine million jobs, but healthcare gained approximately 800,000 net new jobs during the same period, with positive Source: U.S. Bureau of Labor Statistics, All Employees, Total Nonfarm, retrieved from FRED, Federal 3 Reserve Bank of St. Louis; https://fred.stlouisfed.org/series/PAYNSA. May 17, 2021 job growth every month over that two-year period 1. U.S. Census Bureau, 2019 American Community Survey. 1-year estimates. 2. “Demographic Turning Points for the United States: Population Projections for 2020 to 2060. U.S. Census Bureau. Revised February 2020. 3. Monthly Labor Review: Consumer spending and U.S. employment from the 2007–2009 recession through 2022. U.S. Department of Labor, Bureau of Labor Statistics. October 2014. 27 https://www.bls.gov/opub/mlr/2014/article/consumer-spending-and-us-employment-from-the-recession-through-2022.htm. (Millions)

Market Opportunity – Trilogy Health Services TRILOGY IS A BEST-IN-CLASS OPERATOR THAT PROVIDES OPPORTUNITY FOR CAPTIVE DEVELOPMENT AND POWERFUL GROWTH • Strong Performance: Trilogy Investors, owned by both GAHR III (~68%) and GAHR IV (~6%), was one of our best performing assets prior to the COVID-19 pandemic and we expect it to perform well as the effects of the pandemic continue to subside • Proven Track Record: Trilogy has a proven track record of growth through development in the four states it operates (Kentucky, Ohio, Michigan and Indiana) growing from 97 integrated campuses in 2015 to 120 today • Reliable Lease Up Decreases Development Risk*: A refined development prototype and lease up strategy developed over several decades has led to consistent and reliable lease up of new developments—all but one new campus development since 2014 has reached stabilized occupancy within three years • Growing Market Share: Trilogy is a best-in-class operator that is growing market share and in a position of strength to capitalize on the impending flood of demand driven by the aging U.S. population New Development Lease Up INCREASE IN BEDS (2014-2019) +29.4% SINCE 2015 100% 2020 80% 2019 60% 2018 40% AVERAGE 2017 87% AT YEAR 3 20% 2016 0% 0 200 400 600 800 1000 Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 28 SNF IL ALF * Past performance is no guarantee of future results. Beds AddedMarket Opportunity – Trilogy Health Services TRILOGY IS A BEST-IN-CLASS OPERATOR THAT PROVIDES OPPORTUNITY FOR CAPTIVE DEVELOPMENT AND POWERFUL GROWTH • Strong Performance: Trilogy Investors, owned by both GAHR III (~68%) and GAHR IV (~6%), was one of our best performing assets prior to the COVID-19 pandemic and we expect it to perform well as the effects of the pandemic continue to subside • Proven Track Record: Trilogy has a proven track record of growth through development in the four states it operates (Kentucky, Ohio, Michigan and Indiana) growing from 97 integrated campuses in 2015 to 120 today • Reliable Lease Up Decreases Development Risk*: A refined development prototype and lease up strategy developed over several decades has led to consistent and reliable lease up of new developments—all but one new campus development since 2014 has reached stabilized occupancy within three years • Growing Market Share: Trilogy is a best-in-class operator that is growing market share and in a position of strength to capitalize on the impending flood of demand driven by the aging U.S. population New Development Lease Up INCREASE IN BEDS (2014-2019) +29.4% SINCE 2015 100% 2020 80% 2019 60% 2018 40% AVERAGE 2017 87% AT YEAR 3 20% 2016 0% 0 200 400 600 800 1000 Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 28 SNF IL ALF * Past performance is no guarantee of future results. Beds Added

Process, Timing and Other Impacts

PROFESSIONAL OFFICE BUILD
CULLMAN, AL - MOB

Target Closing:
4th Quarter 2021

29

Process, Timing and Other Impacts Target Closing: th 4 Quarter 2021 CULLMAN, AL - MOB 29Process, Timing and Other Impacts Target Closing: th 4 Quarter 2021 CULLMAN, AL - MOB 29

Process STRATEGIC OPTIONS, DUE DILIGENCE & NEGOTIATION PROCESSES • GAHR III and GAHR IV each formed independent Special Committees, comprised solely of independent directors, in Q4 2020, and immediately engaged their own financial advisors and outside law firms to evaluate all strategic options available to each REIT • The GAHR III and GAHR IV independent Special Committees came to an agreement after negotiating and evaluating the strategic merger and sponsor acquisition over a five-month period GAHR III conducted a 30-day market check process prior to the execution of the definitive agreement; no superior • proposals were received • Fairness opinions were prepared by each of GAHR III and GAHR IV’s respective financial advisors GAHR IV Advisors AHI Advisors GAHR III Advisors * * Morris, Manning & Martin, LLP also serves as securities 30 counsel to GAHR III and GAHR IV. Legal FinancialProcess STRATEGIC OPTIONS, DUE DILIGENCE & NEGOTIATION PROCESSES • GAHR III and GAHR IV each formed independent Special Committees, comprised solely of independent directors, in Q4 2020, and immediately engaged their own financial advisors and outside law firms to evaluate all strategic options available to each REIT • The GAHR III and GAHR IV independent Special Committees came to an agreement after negotiating and evaluating the strategic merger and sponsor acquisition over a five-month period GAHR III conducted a 30-day market check process prior to the execution of the definitive agreement; no superior • proposals were received • Fairness opinions were prepared by each of GAHR III and GAHR IV’s respective financial advisors GAHR IV Advisors AHI Advisors GAHR III Advisors * * Morris, Manning & Martin, LLP also serves as securities 30 counsel to GAHR III and GAHR IV. Legal Financial

Timing and Other Impacts • The stockholder vote for each of GAHR III and GAHR IV is anticipated to conclude in the third or fourth quarter of 2021 STOCKHOLDER VOTE • Stockholders of each of GAHR III and GAHR IV will be asked to approve the merger transaction and charter amendments 1 CLOSING• Closing is anticipated to occur in the fourth quarter of 2021 • The post transaction distribution rate is anticipated to be $0.40 per GAHR IV DISTRIBUTIONS 2 share annually • Our Distribution Reinvestment Plan, or DRIP, will recommence following the DRIP 2 closing of the proposed merger transaction 1. The closing of the transactions contemplated by the proposed merger is subject to substantial conditions, including approval by the GAHR III and GAHR IV stockholders. There is no guarantee that the transactions will close in the anticipated timeframe, or at all. 31 2. Distributions and reinstatement of the DRIP are not guaranteed, and the authorization and rate of distributions, if any, and the reinstatement of the DRIP will be determined by the board of directors of the combined REIT.Timing and Other Impacts • The stockholder vote for each of GAHR III and GAHR IV is anticipated to conclude in the third or fourth quarter of 2021 STOCKHOLDER VOTE • Stockholders of each of GAHR III and GAHR IV will be asked to approve the merger transaction and charter amendments 1 CLOSING• Closing is anticipated to occur in the fourth quarter of 2021 • The post transaction distribution rate is anticipated to be $0.40 per GAHR IV DISTRIBUTIONS 2 share annually • Our Distribution Reinvestment Plan, or DRIP, will recommence following the DRIP 2 closing of the proposed merger transaction 1. The closing of the transactions contemplated by the proposed merger is subject to substantial conditions, including approval by the GAHR III and GAHR IV stockholders. There is no guarantee that the transactions will close in the anticipated timeframe, or at all. 31 2. Distributions and reinstatement of the DRIP are not guaranteed, and the authorization and rate of distributions, if any, and the reinstatement of the DRIP will be determined by the board of directors of the combined REIT.